Form 10-K, Exhibit 13
period 1993-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1994-03-23
CIK 819793

                                   EXHIBIT 13

                               1993 ANNUAL REPORT

REPORT OF MANAGEMENT

MANAGEMENT OF ALBANY INTERNATIONAL CORP. IS RESPONSIBLE FOR THE INTEGRITY AND OBJECTIVITY OF THE ACCOMPANYING FINANCIAL STATEMENTS AND RELATED INFORMATION. THESE STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND INCLUDE AMOUNTS THAT ARE BASED ON OUR BEST JUDGMENTS WITH DUE CONSIDERATION GIVEN TO MATERIALITY.

MANAGEMENT MAINTAINS A SYSTEM OF INTERNAL ACCOUNTING CONTROLS DESIGNED TO PROVIDE REASONABLE ASSURANCE, AT REASONABLE COST, THAT ASSETS ARE SAFEGUARDED AND THAT TRANSACTIONS AND EVENTS ARE RECORDED PROPERLY. A PROGRAM OF INTERNAL AUDITS AND MANAGEMENT REVIEWS PROVIDES A MONITORING PROCESS THAT ALLOWS THE COMPANY TO BE REASONABLY SURE THE SYSTEM OF INTERNAL ACCOUNTING CONTROLS OPERATES EFFECTIVELY.

THE FINANCIAL STATEMENTS HAVE BEEN AUDITED BY COOPERS & LYBRAND, INDEPENDENT ACCOUNTANTS. THEIR ROLE IS TO EXPRESS AN OPINION AS TO WHETHER MANAGEMENT'S FINANCIAL STATEMENTS PRESENT FAIRLY, IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. THEIR OPINION IS BASED ON PROCEDURES WHICH INCLUDE REVIEWING AND EVALUATING CERTAIN ASPECTS OF SELECTED SYSTEMS, PROCEDURES AND INTERNAL ACCOUNTING CONTROLS, AND CONDUCTING SUCH TESTS AS THEY DEEM NECESSARY.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, COMPOSED SOLELY OF OUTSIDE DIRECTORS, MEETS PERIODICALLY WITH THE INDEPENDENT ACCOUNTANTS, MANAGEMENT AND INTERNAL AUDIT TO REVIEW THEIR WORK AND CONFIRM THAT THEY ARE PROPERLY DISCHARGING THEIR RESPONSIBILITIES. IN ADDITION, THE INDEPENDENT ACCOUNTANTS ARE FREE TO MEET WITH THE AUDIT COMMITTEE WITHOUT THE PRESENCE OF MANAGEMENT TO DISCUSS RESULTS OF THEIR WORK AND OBSERVATIONS ON THE ADEQUACY OF INTERNAL FINANCIAL CONTROLS, THE QUALITY OF FINANCIAL REPORTING AND OTHER RELEVANT MATTERS.


J. Spencer Standish
CHAIRMAN OF THE BOARD

Francis L. McKone
PRESIDENT AND CHIEF EXECUTIVE OFFICER


Michael C. Nahl
SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS ALBANY INTERNATIONAL CORP.

WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF ALBANY INTERNATIONAL CORP. AS OF DECEMBER 31, 1993 AND 1992, AND THE RELATED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS, AND CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1993. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE CONSOLIDATED FINANCIAL POSITION OF ALBANY INTERNATIONAL CORP. AS OF DECEMBER 31, 1993 AND 1992, AND THE CONSOLIDATED RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1993 IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

AS DESCRIBED IN NOTES 1 AND 13 TO THE FINANCIAL STATEMENTS, IN 1992, THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR INCOME TAXES IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 106.




Albany, New York
January 27, 1994

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


For the years ended December 31
- -----------------------------------------------------------------------------------------------
(in thousands except per share data)                         1993           1992           1991
- -----------------------------------------------------------------------------------------------
STATEMENTS OF INCOME
Net sales                                                $546,120       $561,084       $557,218
Cost of goods sold                                        344,609        367,516        360,251
- -----------------------------------------------------------------------------------------------
    Gross profit                                          201,511        193,568        196,967
Selling and general expenses                              121,214        122,004        109,891
Technical and research expenses                            38,968         41,386         41,961
Restructuring charges and termination benefits                419         12,045          1,694
- -----------------------------------------------------------------------------------------------
    Operating income                                       40,910         18,133         43,421
Interest income                                              (365)        (1,073)          (474)
Interest expense                                           16,480         19,902         20,564
Other (income)/expense, net                                  (630)        (3,218)         4,646
- -----------------------------------------------------------------------------------------------
    Income before income taxes                             25,425          2,522         18,685
Income taxes                                               10,017            958         10,219
- -----------------------------------------------------------------------------------------------
    Income before minority interest                        15,408          1,564          8,466
Loss applicable to minority interest                           --            961          1,137
Equity in earnings of associated companies                    116            160            708
- -----------------------------------------------------------------------------------------------
    Income before extraordinary item and cumulative
    effect of accounting changes                           15,524          2,685         10,311
Extraordinary gain on early extinguishment of debt,
    net of tax of $624                                         --          1,019             --
Cumulative effect of accounting changes:
    Income taxes                                               --         20,142             --
    Postretirement benefits, net of tax of $16,813             --        (27,431)            --
- -----------------------------------------------------------------------------------------------
    Net income/(loss)                                      15,524         (3,585)        10,311

RETAINED EARNINGS
Retained earnings, beginning of period                    120,113        132,648        131,240
Less dividends                                              9,361          8,950          8,903
- -----------------------------------------------------------------------------------------------
Retained earnings, end of period                         $126,276       $120,113       $132,648
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
PER COMMON SHARE:
Income before extraordinary item and cumulative
    effect of accounting changes                            $0.58          $0.11          $0.41
Extraordinary gain on early extinguishment of debt             --           0.04             --
Cumulative effect of accounting changes:
    Income taxes                                               --           0.79             --
    Postretirement benefits                                    --          (1.08)            --
- -----------------------------------------------------------------------------------------------
    Net income/(loss)                                       $0.58         $(0.14)         $0.41
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

At December 31
- -----------------------------------------------------------------------------------------------
(in thousands)                                                            1993           1992
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
ASSETS

Current assets:

Cash and cash equivalents                                             $    1,381     $    4,005

Accounts receivable, less allowance for doubtful accounts
   ($4,579, 1993; $4,800, 1992)                                          120,416        122,689

Inventories
    Finished goods                                                        72,763         53,777
    Work in process                                                       32,991         33,728
    Raw material and supplies                                             18,539         22,366

Deferred taxes and prepaid expenses                                       18,050         13,104

- -----------------------------------------------------------------------------------------------
    Total current assets                                                 264,140        249,669
- -----------------------------------------------------------------------------------------------

Property, plant and equipment, at cost, net                              302,829        308,618

Investments in associated companies                                       10,951         11,483

Intangibles                                                               25,558         27,798

Deferred taxes                                                            33,640         30,661

Other assets                                                              18,302         17,763

- -----------------------------------------------------------------------------------------------
    Total assets                                                        $655,420       $645,992
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


- -----------------------------------------------------------------------------------------------
(in thousands)                                                            1993           1992
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                                 $  8,560       $ 19,003
Accounts payable                                                          23,284         23,073
Accrued liabilities                                                       55,288         59,005
Current maturities of long-term debt                                       2,917          4,063
Income taxes payable and deferred                                          7,881          4,333
- -----------------------------------------------------------------------------------------------
    Total current liabilities                                             97,930        109,477
- -----------------------------------------------------------------------------------------------

Long-term debt                                                           208,620        239,732
Other noncurrent liabilities                                              82,423         80,253
Deferred taxes and other credits                                          21,979         25,564
Minority interest                                                             --            266
- -----------------------------------------------------------------------------------------------
    Total liabilities                                                    410,952        455,292
- -----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share;
    authorized 2,000,000 shares; none issued                                  --             --
Class A common stock, par value $.001 per share;
    authorized 100,000,000 shares; 24,531,445 issued
    in 1993 and 20,429,445 in 1992                                            25             20
Class B common stock, par value $.001 per share;
    authorized 25,000,000 shares; issued and
    outstanding 5,658,515 in 1993 and 1992                                     6              6
Additional paid in capital                                               170,112        101,395
Retained earnings                                                        126,276        120,113
Translation adjustments                                                  (45,758)       (23,898)
Pension adjustment                                                        (1,856)          (287)
- -----------------------------------------------------------------------------------------------
                                                                         248,805        197,349
Less treasury stock, at cost                                               4,337          6,649
- -----------------------------------------------------------------------------------------------
      Total shareholders' equity                                         244,468        190,700
- -----------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                        $655,420       $645,992
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS


For the years ended December 31,
- ---------------------------------------------------------------------------------------------------------------
(in thousands)                                                            1993           1992           1991
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Income/(loss)                                                      $15,524        $(3,585)       $10,311
  Adjustments to reconcile net cash provided by
      operating activities:
    Equity in earnings of associated companies                              (116)          (160)          (708)
    Distributions received from associated companies                         407            517            565
    Loss applicable to minority interest                                      --           (961)        (1,137)
    Depreciation and amortization                                         41,969         45,523         42,032
    Provision for deferred income taxes, other credits
      and long term liabilities                                           (8,455)        (5,733)       (19,627)
    Valuation of interest rate protection agreements                          --             --          4,179
    Increase in cash surrender value of life insurance,
      net of premium paid                                                   (452)        (1,027)          (252)
    Unrealized currency transaction gains                                   (998)        (6,534)          (566)
    (Gain)/Loss on sale of assets                                         (6,967)           124            241
    Treasury shares contributed to ESOP                                    2,344          2,563          2,185
    FAS No. 109 asset revaluation                                             --         (8,498)            --
    Gain on early extinguishment of debt                                      --         (1,019)            --
    Cumulative effect of accounting changes                                   --          7,289             --
  Changes in operating assets and liabilities:
    Accounts receivable                                                    3,272          3,785          4,192
    Inventories                                                             (815)        14,963         16,548
    Prepaid expenses                                                         470           (677)          (499)
    Accounts payable                                                         212         (7,995)        (7,164)
    Accrued liabilities                                                   (6,715)         2,459         14,229
    Income taxes payable                                                   4,587          1,897         (3,660)
    Other, net                                                              (507)         2,870          6,370
- ---------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                               43,760         45,801         67,239
- ---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment                             (30,940)       (20,219)       (40,067)
  Interest capitalized                                                        --             --         (1,600)
  Proceeds from sale of assets                                            27,750          1,456            979
  Acquisition, net of cash acquired                                      (55,356)        (2,428)            --
  Premiums paid for life insurance                                        (1,198)        (1,206)        (1,232)
- ---------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                  (59,744)       (22,397)       (41,920)
- ---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Proceeds from borrowings                                                66,624         49,577         44,217
  Principal payments on debt                                            (107,090)      (177,044)       (60,784)
  Proceeds from issuance of convertible subordinated debentures               --        131,385             --
  Debt issuance costs                                                         --         (2,955)            --
  Proceeds from sale of common stock                                      68,690             --             --
  Minority investment in limited partnership                                  --            900            300
  Dividends paid                                                          (8,990)        (8,937)        (8,891)
  Interest rate protection agreements                                         --            109            (70)
- ---------------------------------------------------------------------------------------------------------------
  Net cash provided/(used) by financing activities                        19,234         (6,965)       (25,228)
- ---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   (5,874)       (17,502)           813
- ---------------------------------------------------------------------------------------------------------------
(Decrease)/Increase in cash and cash equivalents                          (2,624)        (1,063)           904
Cash and cash equivalents at beginning of year                             4,005          5,068          4,164
- ---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $1,381         $4,005         $5,068
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has 40% equity interests in companies in Mexico, Brazil and Argentina and a 50% interest in a partnership in South Africa. The Company had a 49% equity interest in a company in Mexico until the second quarter of 1992, when it purchased the remaining 51%. This operation was consolidated beginning in May 1992. The consolidated financial statements include the Company's original investment in such companies, plus its share of undistributed earnings, in the account "Investments in associated companies." In February 1994, the Company exchanged its 40% equity interests in Brazil and Argentina for a 60% equity interest in Mexico. The transaction will be reported in the first quarter of 1994.

REVENUE RECOGNITION
The Company records sales when products are shipped to customers. Sales terms are in accordance with industry practice in markets served. The Company limits the concentration of credit risk in receivables from the paper manufacturing industry by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

TRANSLATION OF FINANCIAL STATEMENTS
Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are accumulated in a separate component of shareholders' equity.

For operations in countries that are considered to have highly inflationary economies, gains and losses from translation and transactions are determined using a combination of current and historical rates and are included in net income.

Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income. Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally reported in shareholders' equity in the caption "Translation adjustments."

RESEARCH EXPENSE
Research expense, which is charged to operations as incurred, was $17,605,000 in 1993, $18,474,000 in 1992, and $18,472,000 in 1991.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of United States inventories is based on the last-in, first-out (LIFO) method; all other inventories are valued at average cost.

PROPERTY, PLANT AND EQUIPMENT
Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; accelerated methods are used for income tax purposes.

Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred.

The cost of fully depreciated assets remaining in use are included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net income.

INTANGIBLES
The excess purchase price over fair values assigned to assets acquired is amortized on a straight-line basis over 40 years.

Patents, at cost, are amortized on a straight-line basis over 8 years.

INCOME TAXES
The Company implemented Financial Accounting Standard No. 109, "Accounting for Income Taxes," in 1992. The Standard requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under FAS No. 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. Under the previous method deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

In 1991, provisions for deferred income taxes were recorded for timing differences between the recognition of income or expense for tax and financial statement reporting.

It is the Company's policy to accrue appropriate U.S. and non-U.S. income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future.

The provision for taxes is reduced by investment and other tax credits in the years such credits become available.

PENSION PLANS
Substantially all employees are covered under either Company or government sponsored pension plans. For principal Company sponsored plans, pension plan costs are based on actuarial determinations. The plans are generally trusteed or insured and accrued amounts are funded as required in accordance with governing laws and regulations.

EARNINGS PER SHARE
Earnings per share of common stock are computed based on the weighted average number of shares of common stock outstanding during each year. Dilutive common stock equivalents are not material and therefore are not included in the computation of primary earnings per common share. The convertible subordinated debentures, issued in March 1992, are not common stock equivalents and will not affect primary earnings per share. The weighted average number of common shares outstanding during 1993, 1992 and 1991 was 26,679,361, 25,558,541, and
25,415,097, respectively (see Note 8).

2. INVENTORIES

The cost of inventories valued under the LIFO method is $42,899,000 at December 31, 1993 and $43,418,000 at December 31, 1992. Had the Company's inventory been valued at average cost (which approximates replacement cost), inventories would have been $5,894,000 higher in 1993 and $6,753,000 higher in 1992.

3. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are summarized below:

- ------------------------------------------------------------
(in thousands)                          1993           1992
- ------------------------------------------------------------
Land                                $  18,149      $  19,304
Buildings                             132,380        133,168
Machinery and equipment               340,656        334,537
- ------------------------------------------------------------
                                      491,185        487,009
- ------------------------------------------------------------
Accumulated depreciation              188,356        178,391
- ------------------------------------------------------------
                                     $302,829       $308,618
- ------------------------------------------------------------
- ------------------------------------------------------------


Construction in progress approximated $6,465,000 in 1993 and $604,000 in 1992.

Depreciation expense was $41,286,000 in 1993, $44,837,000 in 1992, and
$40,584,000 in 1991.

Expenditures for maintenance and repairs are charged to income as incurred and amounted to $15,138,000 in 1993, $14,535,000 in 1992, and $15,821,000 in 1991.

Capital expenditures were $30,940,000 in 1993, $20,219,000 in 1992, and
$40,067,000 in 1991. At the end of 1993, the Company was committed to $19,514,000 of future expenditures for new equipment.

4. INTANGIBLES

The components of intangibles are summarized below:

- ----------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ----------------------------------------------------------------------------
Excess purchase price over fair value                $28,054        $29,139
Patents                                               10,105         10,105
Accumulated amortization                             (18,200)       (17,517)
Deferred unrecognized pension cost
  (see Note 12)                                        5,599          6,071
- ----------------------------------------------------------------------------
                                                     $25,558        $27,798
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------


Amortization expense was $683,000 in 1993, $686,000 in 1992, and $1,448,000 in
1991.

5. ACCRUED LIABILITIES

Accrued liabilities consist of:

- ---------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ---------------------------------------------------------------------------
Salaries and wages                                   $12,597        $13,656
Employee benefits                                     12,989          9,398
Pre-receivable sale                                    6,559          6,458
Interest                                               2,896          3,050
Restructuring cost                                     6,841          6,946
Other                                                 13,406         19,497
- ---------------------------------------------------------------------------
                                                     $55,288        $59,005
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


6. DEBT

Notes and loans payable at December 31, 1993 and 1992 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 5.7% in 1993 and 8.0% in 1992.

Long-term debt at December 31, 1993 and 1992, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

- ---------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ---------------------------------------------------------------------------
$150 million 5.25% convertible
subordinated debentures due 2002,
yielding 7.0%.                                      $133,819       $132,400

$125 million credit agreement which
terminates in 1997 with LIBOR
borrowings outstanding at an average
interest of 3.96% in 1993 and 5.63%
in 1992.                                              19,000         61,000

Various notes, mortgages and
debentures relative to operations
principally outside the United States,
at an average interest of 6.62% in 1993
and 8.59% in 1992, due in varying
amounts through 2002.                                 38,016         26,029

Industrial revenue financings at an
average interest of 5.06% in 1993 and
4.77% in 1992, due in varying amounts
through 2008.                                         17,785         20,303
- ---------------------------------------------------------------------------
                                                    $208,620       $239,732
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


Principal payments due on long-term debt are: 1994, $2,917,000; 1995, $3,218,000; 1996, $6,427,000; 1997, $36,745,000; 1998, $14,298,000.

Interest paid was $16,634,000 in 1993, $18,943,000 in 1992, and $19,150,000 in
1991. During 1991, the Company capitalized $1,600,000 of interest costs related to the construction of buildings.

The Company's credit agreement provides that the Company may borrow up to $125,000,000 until July 16, 1997 at which time the banks' commitment to lend is terminated. The terms of the credit agreement include a facility fee. The maximum interest rate margin over LIBOR or CDs is determined by the Company's cash flow to debt ratio. New borrowings under the revolving credit facility are conditional on the absence of material adverse changes in the business, financial position, results of operations and prospects of the Company and its consolidated subsidiaries taken as a whole. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

The credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1993, $20,645,000 was available for the payment of cash dividends.

Under the credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $195,000,000 at December 31, 1993.

During March 1992, the Company sold original issue discount 5.25% convertible subordinated debentures due 2002 which, if held to maturity, will yield 7.0% to the original purchaser. The proceeds to the Company, net of original issue discount and expenses, were $128,430,000. The original issue discount will be amortized over the term of the debentures. The debentures are convertible into 5,712,450 shares of Class A common stock. After March 15, 1996, the Company may call the debentures, in whole or in part, at a redemption price of 91.545% in 1996; 92.723% in 1997; 93.985% in 1998; 95.338% in 1999; 96.786% in 2000 and
98.338% in 2001.

The Company has swap agreements wherein on a notional amount of $250,000,000 the Company will pay a periodic floating rate based upon selected Federal tax exempt bonds, and the Company will receive a fixed percentage of LIBOR. The swap agreements expire during 2000. The practical effect of these swaps is to partially hedge the potential effect of higher tax rates after August 1990. The Company values these contracts at market (approximately $883,000, based on a pricing model). The change in the valuation is reflected in "Other (income)/expense, net" and was not significant in 1993 and 1992, and $1,025,000 in 1991.

The Company bears the risk of the possible inability of the counterparties to meet the terms of the swap agreements and the risk of unfavorable changes in interest rates which may reduce the benefit of the contracts.

During the fourth quarter of 1991, the Company entered into interest rate protection agreements which, when valued at December 31, 1991, resulted in a loss included in "Other (income)/expense, net" of $3,154,000. The Company subsequently exited the agreements during the second quarter of 1992.

The Company has an agreement under which it may sell to a financial institution up to $40,000,000 of the Company's right to receive certain payments for goods ordered from the Company. At December 31, the amount sold under this agreement was $11,965,000 in 1993 and $12,485,000 in 1992. This transaction had the effect of reducing accounts receivable $5,406,000 in 1993 and $6,027,000 in 1992, reducing long-term debt $11,965,000 in 1993 and $12,485,000 in 1992 and increasing accrued liabilities $6,559,000 in 1993 and $6,458,000 in 1992.

During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in a pretax extraordinary gain of $1,643,000.

At December 31, 1993, the estimated fair value of the Company's long-term debt excluding current maturities approximates $220,273,000. The estimate is based on the quoted market price for the 5.25% convertible subordinated debentures, the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

7. LEASES

Total rental expense amounted to $21,488,000, $19,675,000, and $17,865,000 for
1993, 1992 and 1991, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1993 are: 1994, $12,949,000; 1995, $9,859,000; 1996, $7,263,000;
1997, $5,693,000; 1998, $4,309,000; and thereafter, $4,413,000.

8. SHAREHOLDERS' EQUITY

The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1993, 15,370,965 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock, the exercise of stock options and the conversion of 5.25% convertible subordinated debentures.

The Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock in the open market. The Company has purchased 703,200 shares of its Class A Common Stock since 1990 and may purchase up to 1,296,800 more shares without further advance public announcement.

The Board authorized the payment of dividends totalling $.35 per common share per year during 1993, 1992, and 1991.

Changes in shareholders' equity for 1993, 1992 and 1991 are as follows:

- -------------------------------------------------------------------------------------------------------------------------
                                                             Class A            Class B     Additional   Treasury Stock
                                                          Common Stock       Common Stock     Paid in       (Class A)
(in thousands)                                        Shares     Amount   Shares    Amount    Capital    Shares   Amount
- -------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------
Balance: January 1, 1991                              20,318      $20      5,770      $6     $101,601     742    $11,604
Conversion of Class B shares to Class A shares           111       --       (111)     --           --      --         --
Shares contributed to ESOP                                --       --         --      --         (183)   (140)    (2,369)
- -------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1991                            20,429      $20      5,659      $6     $101,418     602    $ 9,235
Shares contributed to ESOP                                --       --         --      --          (23)   (157)    (2,586)
- -------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1992                            20,429      $20      5,659      $6     $101,395     445    $ 6,649
Shares contributed to ESOP                                --       --         --      --           32    (138)    (2,312)
Public offering                                        4,102        4         --      --       68,685      --         --
Other                                                     --        1         --      --           --      --         --
- -------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1993                            24,531      $25      5,659      $6     $170,112     307    $ 4,337
- -------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------


9. OTHER (INCOME)/EXPENSE, NET
The components of other (income)/expense, net are:


- ----------------------------------------------------------------------------
(in thousands)                          1993           1992           1991
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
Currency transactions                 $(5,515)       $(7,782)       $(4,324)
Interest rate protection
  agreements                              442            373          4,514
Pre-receivable sales                    2,348          2,674          3,712
Amortization of debt issuance
  costs and loan origination fees         804            721            192
Other                                   1,291            796            552
- ----------------------------------------------------------------------------
                                      $  (630)       $(3,218)        $4,646
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------


At December 31, 1993, the Company had various forward exchange contracts, recorded at fair market value, maturing during 1994 to purchase $140,967,000 and sell $140,899,000 of various currencies at specified prices. The primary purpose of these contracts was to provide an economic hedge against currency fluctuation effects on future revenue streams. A risk exists from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and from the movements in currency values.

The Company seeks to control off balance sheet risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

10. INCOME TAXES

The Company elected to adopt FAS No. 109, "Accounting for Income Taxes," as of January 1, 1992. In accordance with the provisions of the Standard, prior years' financial statements have not been restated, and accordingly, the Company has reported a cumulative effect of change in accounting principle. This cumulative effect increased 1992 income by $20,142,000 or $.79 per share. In addition to the cumulative effect, the adoption of FAS No. 109 reduced 1992 pretax income by $1,638,000, which was offset by a corresponding tax benefit.

In 1993 and 1992, income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

The components of income taxes are:


- ----------------------------------------------------------------------------
(in thousands)                          1993           1992           1991
- ----------------------------------------------------------------------------
Current:
  U.S.                                $11,437        $ 5,707        $13,694
  Non-U.S.                              8,699          8,909          2,854
- ----------------------------------------------------------------------------
                                       20,136         14,616         16,548
- ----------------------------------------------------------------------------
Deferred:
  U.S.                                 (5,230)        (2,134)        (1,770)
  Non-U.S.                             (4,889)       (11,524)        (4,559)
- ----------------------------------------------------------------------------
                                      (10,119)       (13,658)        (6,329)
- ----------------------------------------------------------------------------
                                      $10,017        $   958         $10,219
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

U.S. income before income taxes was $31,405,000 in 1993, $15,042,000 in 1992, and $20,192,000 in 1991.

Taxes paid, net of refunds, were $3,657,000 in 1993, $6,900,000 in 1992, and $18,114,000 in 1991.

A comparison of the federal statutory rate to the Company's effective rate is as follows:


- ---------------------------------------------------------------------------
                                         1993           1992           1991
- ---------------------------------------------------------------------------
U.S. statutory rate                     35.0%          34.0%          34.0%
State taxes                               6.8           12.2            3.2
Purchase accounting
  adjustments                              --             --           11.4
Non-U.S. tax rates,
  repatriation of earnings,
  and other income effects               (1.4)         (22.6)           4.0
Minority interest                          --           10.8            2.0
Other                                    (1.0)           3.6             .1
- ---------------------------------------------------------------------------
Effective tax rate                      39.4%          38.0%          54.7%
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

In 1991, amortization of purchase accounting adjustments was not tax effected which caused the higher effective tax rate.

The significant components of deferred income tax benefit attributed to income from operations for the years ended December 31, 1993 and 1992 are as follows:


- ----------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ----------------------------------------------------------------------------
Deferred tax benefit                                $ (5,754)      $(12,310)
Adjustments to deferred tax assets
  and liabilities for enacted changes
  in tax laws and rates                               (1,983)         1,880
Benefits of operating loss carryforwards              (2,382)        (3,228)
- -----------------------------------------------------------------------------
                                                    $(10,119)      $(13,658)
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

For 1991 the sources of timing differences and the related deferred tax effect of each are as follows:

- -----------------------------------------------------------------------------
(in thousands)                                          1991
- -----------------------------------------------------------------------------
Depreciation                                         $(3,577)
Inventory related transactions                        (2,890)
Interest rate protection agreement                      (277)
Pension                                                  290
Non-U.S. tax provisions                                  429
Currency exchange losses                                 501
Deferred compensation                                    (33)
Net deferred gains                                    (1,261)
Other                                                    489
- -----------------------------------------------------------------------------
                                                     $(6,329)
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

Investment tax credits and other credits utilized for financial reporting purposes were not material.

Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $57,600,000 at December 31, 1993. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1993 and 1992 are presented below:

- -------------------------------------------------------------------------------
                                                 U.S.              Non-U.S.
(in thousands)                              1993     1992       1993      1992
- -------------------------------------------------------------------------------
Accounts receivable, principally due
  to allowance for doubtful accounts        $176     $140        $97       $77

Inventories, principally due to
  additional costs inventoried
  for tax purposes, pursuant to
  the Tax Reform Act of 1986               3,278    3,850        485       --
Tax loss carryforwards                        --       --      5,054     4,509
Other                                      2,146   (2,968)     1,543     1,754
- -------------------------------------------------------------------------------
Total current deferred tax assets          5,600    1,022      7,179     6,340
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Sale lease back transaction                1,867    2,140         --        --
Deferred compensation                      4,221    4,106         --       279
Tax loss carryforwards                        --       --     18,737    16,005
Plant, equipment and
  depreciation                            (8,024) (10,262)      (162)   (2,524)
Postretirement benefits
  other than pensions                     19,086   17,876         --        --
Other                                     (1,520)   2,890       (565)      151
- -------------------------------------------------------------------------------
Total noncurrent
  deferred tax assets                     15,630   16,750     18,010    13,911
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Total deferred tax asset                 $21,230  $17,772    $25,189   $20,251
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Total current deferred tax liability          --       --       $693    $1,731
- -------------------------------------------------------------------------------
Plant, equipment and depreciation             --       --     17,203    17,343
Other                                         --       --       (209)      235
- -------------------------------------------------------------------------------
Total noncurrent deferred tax liabilities     --       --     16,994    17,578
- -------------------------------------------------------------------------------
Total deferred tax liability                  --       --    $17,687   $19,309
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. net deferred tax asset relates to tax loss carryforwards of which approximately 22% is expected to be used in 1994. Noncurrent loss carryforwards expire over periods as follows: five to ten years 77% and indefinitely 23%. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. BUSINESS SEGMENT AND GEOGRAPHIC DATA

The Company operates primarily in one industry segment which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics and related products used in the manufacture of paper and paperboard.

The following table shows data by geographic area:


- ---------------------------------------------------------------------------
(in thousands)                          1993           1992           1991
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
UNITED STATES
  Net sales                          $240,853       $220,792       $214,772
  Operating income                     38,668         15,251         26,416
  Assets                              231,892        183,567        165,699
- ---------------------------------------------------------------------------
CANADA
  Net sales                           $58,015        $64,766        $63,628
  Operating income                      5,506          8,021          8,381
  Assets                               55,714         59,650         64,355
- ---------------------------------------------------------------------------
REST OF WORLD
  Net sales                          $247,252       $275,526       $278,818
  Operating (loss)/income              (3,264)        (5,139)         8,624
  Assets                              337,437        368,159        410,920
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

Sales among geographic areas and export sales are not significant. Operating income includes an allocation of corporate expenses because such costs are incurred principally for the benefit of operating companies. Assets exclude intercompany accounts, assets related to corporate activities, and investments in associated companies. The associated companies are primarily engaged in the same industry segment as the Company.

12. PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has two noncontributory pension plans covering U.S. employees and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment.

The following table sets forth the Plans' funded status and amounts recognized in the Company's balance sheet. Amounts are shown at September 30, for U.S. pension plans. Amounts for non-U.S. plans are projected to December 31 from the most recent valuation.


- -------------------------------------------------------------------------------
                                 Plans in Which            Plans in Which
                                  Assets Exceed         Accumulated Benefits
                              Accumulated Benefits          Exceed Assets
- -------------------------------------------------------------------------------
(in thousands)                  1993        1992         1993         1992
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Actuarial present
  value of benefit
  obligations:
  Vested                     $(18,933)   $(16,482)    $(79,602)    $(75,795)
  Accumulated                 (20,675)    (18,274)     (85,972)     (79,333)
  Projected                   (27,390)    (26,772)    (102,241)     (94,307)
Plan assets at fair
  value, primarily
  listed stocks
  and bonds                    27,301      27,671       64,854       55,812
- -------------------------------------------------------------------------------
Projected benefit
  obligation (in
  excess of)/less
  than plan assets                (89)        899      (37,387)     (38,495)
Unrecognized
  net loss                      1,348         188       25,950       23,126
Prior service cost
  not yet recognized
  in net periodic
  pension cost                    931       1,077        5,599        6,542
Remaining
  unrecognized
  net asset                      (680)       (845)      (8,063)      (9,147)
Recognized
  unaccrued
  pension expense                  --          --       (8,213)      (7,026)
- -------------------------------------------------------------------------------
Accrued pension
  liability                    $1,510     $ 1,319     $(22,114)    $(25,000)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The expected long-term rate of return for U.S. plans was 10% for 1993, 1992, and 1991. The weighted average discount rate was 7.8% for 1993, 8.65% for 1992, and 8.75% for 1991. The rate of increase in future compensation levels for salaried and hourly employees was 4.4% and 4.5%, respectively in 1993, 5.8% and 6.0%, respectively in 1992, and 5.7% and 6.0%, respectively in 1991.

The weighted average expected long-term rate of return for non-U.S. plans was 8.0% for 1993, 8.2% for 1992, and 8.3% for 1991. The weighted average discount rate was 7.3% for 1993, 8.7% for 1992 and 1991. The weighted average rate increase in future compensation levels was 4.8% for 1993, 5.8% for 1992 and 6.0% for 1991.

The Company was required to accrue a liability for those plans for which accumulated plan benefits exceed plan assets. The liability at December 31, 1993 and 1992 respectively, of $7,455,000 and $6,358,000 is offset by an asset amounting to $5,599,000 and $6,071,000 (included in intangibles) and a direct charge to equity of $1,856,000 and $287,000.

The vested benefit obligation has been determined based upon the actuarial present value of the vested benefits to which an employee is currently entitled, based on the employee's expected date of separation or retirement.

Net pension cost included the following components:


- ----------------------------------------------------------------------------
(in thousands)                          1993           1992           1991
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
Service cost                           $4,311         $4,007         $3,470
Interest cost on projected
  benefit obligation                    9,780          9,717          8,974
Actual return on assets                (9,341)        (7,905)        (6,801)
Net amortization
  and deferral                          1,158            (54)          (935)
Special early retirement
  supplement                                -              -            238
- ----------------------------------------------------------------------------
Net periodic pension cost              $5,908         $5,765         $4,946
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

Annual pension cost charged to operating expense for all Company plans was $7,840,000 for 1993, $7,690,000 for 1992, and $7,389,000 for 1991.

13. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to providing pension benefits, the Company provides certain medical, dental and life insurance benefits for its retired United States employees. Substantially all of the Company's U.S. employees may become eligible for these benefits, which are subject to change, if they reach normal retirement age while working for the Company. Retirees share in the cost of these benefits.

In accordance with Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company accrues the cost of providing postretirement benefits during the active service period of the employees. During the fourth quarter of 1992, the Company elected to adopt this standard effective January 1, 1992 and recognize the accumulated liability, measured as of January 1, 1992. This resulted in a charge of $27,431,000, net of tax of $16,813,000 and a reduction of 1992 operating income by $2,798,000. In 1991, the costs of retiree health care and life insurance benefits were expensed as claims were paid and approximated $2,278,000. The Company currently funds the plan as claims are paid.

The following table reflects the status of the postretirement benefit plan:


- ---------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                           $29,632        $28,920
  Fully eligible active plan participants              3,531          5,362
  Other active participants                           14,835         12,760
- ---------------------------------------------------------------------------
                                                      47,998         47,042
  Unrecognized gain                                    1,192             --
- ---------------------------------------------------------------------------
Accrued postretirement cost                          $49,190        $47,042
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

Net periodic postretirement benefit cost included the following:


- ---------------------------------------------------------------------------
(in thousands)                                         1993           1992
- ---------------------------------------------------------------------------

- ---------------------------------------------------------------------------
Service cost of benefits earned                       $  804         $  969
Interest cost on accumulated
  postretirement benefit obligation                    3,475          3,749
Amortization of unrecognized net gain                    (96)            --
- ---------------------------------------------------------------------------
Net periodic postretirement benefit cost              $4,183         $4,718
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 11% is assumed for 1993. This rate is assumed to decrease gradually to 5.5% by 2003 and remain at that level thereafter.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8% at December 31, 1993 and 8.75% at January 1, 1993.

A one percentage point increase in the health care cost trend rate would result in a $6,244,000 increase in the accumulated postretirement benefit obligation as of December 31, 1993 and an increase of $584,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1993.

The Company's non-U.S. operations do not offer such benefits to retirees.

14. TRANSLATION ADJUSTMENTS

The Consolidated Statements of Cash Flows were affected by translation as follows:


- ----------------------------------------------------------------------------
(in thousands)                           1993           1992           1991
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
Change in cumulative
  translation adjustments             $21,860        $43,578         $1,766
Other noncurrent liabilities            2,531          4,442           (454)
Deferred taxes                           (101)         4,095            296
Long-term debt                          1,038          1,540          1,037
Investment in associated
  companies                              (198)           457           (146)
Net fixed assets                      (19,408)       (37,351)        (2,964)
Other assets                              152            741           (348)
- -----------------------------------------------------------------------------
Effect of exchange rate changes       $ 5,874        $17,502         $ (813)
- -----------------------------------------------------------------------------


Shareholders' equity was affected by translation as follows: decrease from translation of non-U.S. financial statements of $9,577,000, $14,382,000 and $1,425,000; from remeasurement of loans of $9,518,000, $23,205,000 and $341,000 in 1993, 1992 and 1991, respectively; and by losses on designated economic hedges, net of tax, of $2,765,000 and $5,991,000 in 1993 and 1992, respectively.

Net translation losses related to operations in Brazil and Mexico were $10,283,000, $10,455,000, and $7,570,000 in 1993, 1992, and 1991, respectively.
Amounts included in net sales were $8,967,000, $8,489,000 and $2,477,000 and in cost of goods sold were $1,316,000, $1,966,000 and $5,093,000 in 1993, 1992, and
1991, respectively.

15. STOCK OPTIONS AND INCENTIVE PLANS

During 1988 and during 1992, the shareholders approved stock option plans which each provide for granting of up to 2,000,000 shares of Class A Common Stock to key employees. Options are generally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are not less than the market value of the shares on the date of grant. Unexercised options terminate ten years after date of grant for the 1988 Plan and up to twenty years for the 1992 Plan. Prices per share for shares under option at December 31, 1993 range from $15.00 to $18.75. Activity with respect to these plans is as follows:


- ---------------------------------------------------------------------------
                                         1993           1992           1991
- ---------------------------------------------------------------------------
Shares under option
  at January 1                      2,087,500      1,977,500      1,896,500
Options granted                       380,250        110,000        112,500
Options cancelled                      49,900             --         31,500
- ---------------------------------------------------------------------------
Shares under option
  at December 31                    2,417,850      2,087,500      1,977,500
- ---------------------------------------------------------------------------
Options exercisable
  at December 31                    1,601,400      1,129,500        748,500
Shares available                    1,582,150      1,912,500         22,500
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

The Company's deferred compensation plan provides that a portion of certain employees' salaries are deferred in exchange for aggregate annual payments for fifteen years certain upon their retirement, disability or death. These commitments have been funded with life insurance contracts on the plan participants. These contracts have a face value equal to the aggregate payments due upon retirement, disability or death. The Company's expense, net of the increase in cash surrender value, was $1,002,000 in 1993, $432,000 in 1992,and $791,000 in 1991. The increase in cash value net of premiums was $452,000 in 1993, $1,027,000 in 1992, and $252,000 in 1991.

The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 3% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches 50% for each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $2,400,000 in 1993, $2,371,000 in 1992, and $2,233,000 in 1991.

16. ACQUISITION, DIVESTITURES AND RESTRUCTURING

In January 1993, the Company completed an acquisition for cash of approximately $51,000,000 and a lease obligation with a capital equivalent value of $4,500,000 for inventory, land, buildings and machinery and equipment of the Mount Vernon Group. In the second quarter the Company exercised its option to purchase the leased facility for $4,500,000. The purchase was financed with the Company's existing credit agreement. Mount Vernon is engaged in the same industry as the Company. The acquisition has been accounted for as a purchase and, accordingly, the Company has included Mount Vernon's results of operations in its financial statements as of January 1, 1993. Mount Vernon's 1992 net sales and pretax income approximated $30,000,000 and $3,000,000, respectively.

As part of the Company's previously announced program to restructure operations in order to focus on the core paper machine clothing industry, the Company completed on June 30, 1993 the sale of its Albany Engineered Systems Division
(AES) for $27,400,000. AES had net sales of $37,900,000 and a pre-tax operating loss of $1,100,000 for the year ended December 31, 1992. The Company realized an $8,900,000 gain on the sale which was offset by a $7,000,000 write down of assets and a $2,300,000 accrual for termination costs.

Effective January 1993, the Company's joint venture with an Austrian company, in which the Company was the general partner, was terminated at no cost to the partners. Albany International will continue to develop, manufacture and market current product lines which include properties such as thermal stability, non-flammability, non-melting and low generation of smoke and toxic gasses at high temperatures which have potential applications in aircraft, automotive and other industries.

During 1992, the Company charged earnings $12,045,000 related to restructurings, primarily in Europe, which included plant closings in Norway and Germany and other workforce reductions. In 1991, a charge of $1,694,000 was reported related principally to workforce reductions in Europe, the United States and Canada.

FINANCIAL REVIEW

REVIEW OF OPERATIONS

1993 VS. 1992

Net sales decreased $15.0 million or 2.7% as compared with 1992. Factors affecting sales levels included the acquisition of the Mount Vernon Group in January 1993, market share gains and product upgrades which increased sales. These increases were more than offset by the divestiture of Albany Engineered Systems (AES) in June 1993 and the effect of the stronger U.S. dollar which decreased 1993 net sales by $34.3 million as compared to 1992. Excluding the dollar effect, 1993 net sales increased 3.5% over 1992. There were no significant price increases during 1993.

Net sales in the United States increased 9.1% due to the acquisition of Mount Vernon and to the continuing economic recovery which began in the latter part of 1992. Canadian sales decreased 10.4% reflecting the condition of the Canadian paper industry and the divestiture of AES. There are indications that the Canadian economy is beginning to recover but not at the same pace as the United States. Sales in the Rest of World segment continued to decline. Lower European sales reflect the recessionary environment in most of Continental Europe. Nordic region sales comparisons were adversely affected by major devaluations in Sweden and Finland during the fourth quarter of 1992. Economic improvements in the Nordic countries were beginning to be reflected in sales in the fourth quarter of 1993 for this region while Continental Europe continued depressed.

Gross profit continued to improve and was 39.2% of net sales for the three months ended December 31, 1993 bringing the full year result to 36.9% for 1993 as compared to 34.5% for 1992. Variable costs as a percent of net sales decreased to 34.0% in 1993 from 34.7% in 1992. The improvement reflects a reduction of the hourly workforce of 371 people (10.0%) since December 1992, principally in Europe. Reported 1993 results include a benefit, of approximately $5.0 million, from the previously announced plant closings in Norway and Germany which took place during the second quarter of 1993. Management anticipates additional savings of about $3.0 million in 1994.

Selling, technical, general and research expenses decreased 2.0% in 1993 as compared to 1992. Excluding the effect of translation of non-U.S. currencies into U.S. dollars due to the stronger U.S. dollar, the acquisition of Mount Vernon and the sale of AES, these expenses would have increased 3.1%. Management expects these costs to continue at about the same level in 1994.

As part of the Company's previously announced program to restructure operations in order to focus on the core paper machine clothing industry, the Company completed the sale of its AES division to Thermo Fibertek Inc. and a Thermo Fibertek licensee on June 30, 1993 (see Note 16 of Notes to Consolidated Financial Statements). AES had net sales of $37.9 million and a pre-tax operating loss of $1.1 million for the year ended December 31,1992. The proceeds of the transactions, $27.4 million, were used to repay floating rate long term indebtedness. The Company realized an $8.9 million gain on the sale of AES which was offset by a $7.0 million write down of assets and a $2.3 million accrual for termination costs. Subsequent to the sale of AES, the Company entered into a strategic alliance with Thermo Fibertek Inc. This alliance will provide the paper industry with the advantages of coordinated development and marketing of the two companies' products.

Operating income as a percentage of net sales increased to 7.5% in 1993 as compared to 3.2% in 1992. The Company anticipates that operating income as a percent of net sales will continue to improve during 1994 as additional savings from the 1993 plant closings in Europe, the reduction of losses due to the sale of AES and savings from restructuring are realized. Furthermore, since the Company is operating below capacity, increased sales will result in higher margins. While it is difficult to predict how long the current business and economic environment will last, the capacity expansion and upgrades over the past several years, along with the restructuring program, should position the Company to capitalize on future opportunities for sales and earnings growth once the economies and marketplace improve.

Interest expense, net decreased in 1993 as compared to 1992 as the average interest rate on all bank debt was approximately 57 basis points lower in 1993.

The decrease in other (income)/expense, net was due primarily to currency transactions which resulted in income of $5.5 million in 1993 as compared to $7.8 million in 1992. Currency transaction income results from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular quarter. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to offset the effects of translation on operating income (see Note 9 of Notes to Consolidated Financial Statements).

Effective January 1993, the Company's joint venture with an Austrian company, in which the Company was the general partner, was terminated at no cost to the partners. Albany International will continue to develop, manufacture and market current product lines which include properties such as thermal stability, non-flammability, non-melting and low generation of smoke and toxic gasses at high temperatures which have potential applications in aircraft, automotive and other industries. Losses related to this venture were reduced in 1993 as the operation was downsized.

The decrease in equity earnings of associated companies is due to reduced earnings from the Company's interests in Argentina. At June 30, 1993, the Company wrote off the remaining equity in its 40% owned joint venture in Argentina which is experiencing financial difficulties due to economic conditions in Argentina and the impact of imports on the Argentine paper industry. The charge, included in "Equity in earnings of associated companies," was $.4 million. In February 1994, the Company exchanged its 40% equity interests in Brazil and Argentina for the remaining 60% interest in Mexico. The transaction will be reported in the first quarter of 1994 (see Note 1 of Notes to Consolidated Financial Statements).

1992 VS. 1991

Net sales increased $3.9 million, less than 1.0% as compared with 1991. Net sales in the United States and Canada improved over 1991 levels. Sales in the United States increased 2.8%, an indication that the U.S. economy is beginning to recover. Canadian sales increased 1.8% despite the troubled conditions in the Canadian paper industry. Sales in the Rest of World segment continued the decline which began in 1991 reflecting the recessionary environment in all key markets in the Nordic region and Continental Europe and the unstable economic conditions in Brazil. There was very little change in net prices for the second consecutive year. Product upgrades and product mix changes increased sales but were offset by small market share declines in Continental Europe and the United States due mainly to a highly competitive marketplace.

Gross profit as a percent of net sales decreased to 34.5% for 1992 as compared to 35.3% for 1991. The effect of adopting two new accounting standards, FAS No. 106 and FAS No. 109, reduced gross profit by $4.4 million because the cost of retiree benefits increased as did the effect of purchase accounting (see Notes 10 and 13 of Notes to Consolidated Financial Statements). Excluding this effect, gross profit would have been 35.3% of net sales, the same level as in 1991. Variable costs as a percent of net sales decreased to 34.7% in 1992 from 35.2% in 1991 due mainly to reductions in the hourly workforce, principally in Europe, during the latter part of 1991 and in 1992. The improvements in variable costs were offset by increases in fixed manufacturing costs, principally wages, benefits and depreciation. In addition, the continuing economic instability in Brazil had a negative impact on gross profit as devaluation in Brazil was higher during 1992 as compared to 1991.

Selling, technical, general and research expenses increased $11.5 million (7.6%) in 1992 as compared to 1991. The increase was due mainly to wages, benefits, travel and the addition of sales and service personnel in the United States to better serve our customers. Excluding the effect of translation of non-U.S. currencies into U.S. dollars, which increased these expenses by $1.2 million due to the weaker U.S. dollar, the increase would have been 6.8% as compared to 1991.

During the fourth quarter of 1992 the Company reported a charge of $12 million for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions. In 1991, the Company reported a similar charge of $1.7 million, principally for terminations in Scandinavia due to poor economic conditions in that region of the world. Actual restructuring costs have approximated management's original estimate. Less than 10% of the original provision has been carried forward to 1994 to complete termination payments.

Operating income as a percentage of net sales excluding the "Restructuring charge and termination benefits" decreased to 5.3% as compared to 8.0% for 1991.

Interest expense, net decreased $1.3 million in 1992 as compared to 1991. The Company capitalized $1.6 million of interest related to debt for facilities under construction in 1991 while no interest was capitalized in 1992 (see Note 6 of Notes to Consolidated Financial Statements). Including capitalized amounts, interest expense decreased $2.9 million during 1992 as compared to 1991.

During the fourth quarter of 1991, the Company entered into interest rate protection agreements which concurrently exchanged fixed and variable rate obligations on a notional amount of $200.0 million. During the second quarter of 1992, the Company determined that these contracts were no longer necessary due to the change in debt structure and terminated them resulting in a profit of $.9 million (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

The change in other (income)/expense, net of $7.9 million was due primarily to currency transactions which resulted in income of $7.8 million in 1992 as compared to $4.3 million in 1991 and interest rate protection agreements which resulted in an expense of $.4 million in 1992 as compared to an expense of $4.5 million in 1991.

The Company elected to adopt, retroactive to January 1, 1992, Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires a change from the deferred method to the asset and liability method of accounting for income taxes. The cumulative effect of adopting this Standard increased net income by $20.1 million. In addition to the cumulative effect, the adoption of FAS No. 109 reduced operating income by $1.6 million, which was offset by a corresponding tax benefit.

The Company's 1992 effective tax rate was 38.0% as compared to 54.7% for the same period in 1991. The effective rate decreased primarily due to the fact that in prior years amortization of purchase accounting adjustments were not tax effected and resulted in a higher effective tax rate while under FAS No. 109, these adjustments are tax effected (see Note 10 of Notes to Consolidated Financial Statements).

The decrease in equity earnings of associated companies is due to reduced earnings from the Company's interests in Mexico, Brazil and South Africa. During the second quarter of 1992, the Company purchased the remaining 51% of its equity interest in Mexico. This operation was consolidated beginning in May. Sales, costs and income were not significant to consolidated results.

During the fourth quarter of 1992, the Company elected early extinguishment of a $3.0 million tax exempt I.R.B. financing for $1.4 million which resulted in an extraordinary gain of $1.6 million.

The Company elected to adopt, retroactive to January 1992, Financial Accounting Standard No. 106, "Postretirement Benefits Other Than Pensions," which requires the accrual of the cost of providing postretirement benefits other than pensions (principally health insurance) during the active service period of employees. The Company immediately recognized the accumulated liability measured as of January 1 which resulted in a one-time charge of $27.4 million, net of tax of $16.8 million (see Note 13 of Notes to Consolidated Financial Statements). This change also reduced operating income by $2.8 million, the increase of accrual basis costs over the cash basis which is the amount funded currently.

INTERNATIONAL ACTIVITIES

The Company conducts more than half of its business in countries outside of the United States. As a result, the Company experiences transaction and translation gains and losses because of currency fluctuations. The Company periodically enters into foreign currency contracts to hedge this exposure (see Notes 9 and 14 of Notes to Consolidated Financial Statements). The Company believes that the risks associated with its operations and locations outside the United States are not other than those normally associated with operations in such locations. In countries in which the Company operates that have experienced high inflation rates, the Company frequently reprices its products.

This practice has enabled the Company to quickly pass on to its customers most of the increased costs due to local inflation. Although government imposed price freezes have occasionally occurred in some of the Company's markets, including the United States, neither controls nor high inflation rates have had a long-term material adverse impact on the Company's operating results.

The profitability in the Company's geographic regions in 1993 as compared to 1992 increased in the United States and Rest of World and decreased in Canada (see Note 11 of Notes to Consolidated Financial Statements). Operating income was reduced by $.4 million in 1993, by $12 million in 1992, and by $1.7 million in 1991 for restructuring charges and termination costs. Operating income as a percent of net sales, after excluding the above mentioned charges, was 11.7% in 1993, 7.8% in 1992, and 12.3% in 1991 for the United States; 10.5% in 1993,
13.1% in 1992, and 13.2% in 1991 for Canada; and 2.8% in 1993, 1.6% in 1992 and
3.7% in 1991 for Rest of World. The increase in the United States was due to the acquisition of the Mount Vernon Group in January 1993, increased sales and lower costs. The decrease in Canada was due to lower sales. The Rest of World increase was due primarily to the closing of three plants in Europe and improved results in Brazil.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1993 the Company's order backlog was $407.0 million, an increase of $56.0 million from the prior year-end, a significant portion of which relates to the Mount Vernon Group.

During 1993 inventories increased $14.4 million due principally to the acquisition of Mount Vernon. This increase was partially offset by the sale of AES inventories and the strengthening of the U.S. dollar.

Cash flow provided from operating activities was $43.8 million in 1993 compared with $45.8 million in 1992 and $67.2 million in 1991. Capital expenditures were $30.9 million for 1993 compared with $20.2 million for 1992 and $40.0 million for 1991.Capital expenditures in 1994 are expected to be about $35.0 million, excluding acquisitions and new ventures, with additional lease equivalents of approximately $10.0 million. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

Total debt decreased $42.7 million during 1993 due principally to net proceeds of $68.7 million from the Company's fourth quarter offering of 4,102,000 shares of its Class A Common Stock. The proceeds were used to repay floating rate long term indebtedness and for general corporate purposes. Amounts paid may be reborrowed from time to time for general corporate purposes which may include acquisitions. The acquisition of the Mount Vernon Group in January 1993 and the exercise of a lease option during the second quarter of 1993 for a combined total of approximately $55.0 million cash was financed with the Company's existing credit agreement. This was offset in part by the proceeds of the sale of AES which approximated $27.0 million.

The Company has an agreement under which it may sell to a financial institution up to $40.0 million of the Company's right to receive certain payments for goods ordered from the Company. At December 31, 1993 and 1992, amounts sold under this agreement were $12.0 and $12.5 million, respectively. This transaction reduced long-term debt by $12.0 and $12.5 million, decreased accounts receivable by $5.4 million and $6.0 million and increased accrued liabilities by $6.6 million and $6.5 million at December 31, 1993 and 1992, respectively.

Cash dividends of $.0875 per share were paid in each of the four quarters of 1993.

Management will continue restructuring operations, where possible, to further increase efficiencies and to improve service to customers. The Company intends to focus on its core paper machine clothing business and will consider acquiring other paper machine clothing companies where such acquisitions support corporate strategies to enhance value to customers and shareholders.