Form 10-K405, Exhibit 13
period 1994-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1995-03-17
CIK 819793

                                   EXHIBIT 13

                               1994 ANNUAL REPORT

REPORT OF MANAGEMENT

   Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based on our best judgements with due consideration given to materiality.
   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.
   The financial statements have been audited by Coopers & Lybrand, L.L.P., independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in accordance with generally accepted accounting principles, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.
   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

/s/ J. Spencer Standish
J. Spencer Standish
CHAIRMAN OF THE BOARD

/s/ Francis L. McKone
Francis L. McKone
PRESIDENT AND CHIEF EXECUTIVE OFFICER

s/ Michael C. Nahl
Michael C. Nahl
SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
ALBANY INTERNATIONAL CORP.

   We have audited the accompanying consolidated balance sheets of Albany International Corp. as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Albany International Corp. as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
   As described in Notes 1 and 13 to the financial statements, in 1992, the Company changed its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 and postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards No. 106.

/s/ Coopers & Lybrand L.L.P.
Albany, New York
January 26, 1995

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)                                       1994        1993        1992

STATEMENTS OF INCOME
Net sales                                                          $    567,583  $  546,120  $  561,084
Cost of goods sold                                                      338,868     344,609     367,516
- -------------------------------------------------------------------------------------------------------
   Gross profit                                                         228,715     201,511     193,568

Selling and general expenses                                            124,883     123,496     122,004
Technical and research expenses                                          40,888      38,968      41,386
Restructuring of operations and termination benefits                         --      (1,863)     12,045
- -------------------------------------------------------------------------------------------------------
   Operating income                                                      62,944      40,910      18,133

Interest income                                                            (317)       (365)     (1,073)
Interest expense                                                         17,137      16,480      19,902
Other expense/(income), net                                               4,324        (630)     (3,218)
- -------------------------------------------------------------------------------------------------------
   Income before income taxes                                            41,800      25,425       2,522

Income taxes                                                             17,974      10,017         958
- -------------------------------------------------------------------------------------------------------
   Income before minority interest                                       23,826      15,408       1,564

Loss applicable to minority interest                                         --          --         961
Equity in earnings of associated companies                                  126         116         160
- -------------------------------------------------------------------------------------------------------
   Income before extraordinary item and cumulative effect of
   accounting changes                                                    23,952      15,524       2,685

Extraordinary gain on early extinguishment of debt,
   net of tax of $624                                                        --          --       1,019
Cumulative effect of accounting changes:
   Income taxes                                                              --          --      20,142
   Postretirement benefits, net of tax of $16,813                            --          --     (27,431)
- -------------------------------------------------------------------------------------------------------
   Net income/(loss)                                                     23,952      15,524      (3,585)

RETAINED EARNINGS
Retained earnings, beginning of period                                  126,276     120,113     132,648
Less dividends                                                           10,488       9,361       8,950
- -------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                   $    139,740  $  126,276  $  120,113
- -------------------------------------------------------------------------------------------------------

PER COMMON SHARE:
Income before extraordinary item and cumulative effect
   of accounting changes                                           $       0.80  $     0.58  $     0.11
Extraordinary gain on early extinguishment of debt                           --          --        0.04

Cumulative effect of accounting changes:
   Income taxes                                                              --          --        0.79
   Postretirement benefits                                                   --          --       (1.08)
- -------------------------------------------------------------------------------------------------------
   Net income/(loss)                                               $       0.80  $     0.58  $    (0.14)
- -------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

AT DECEMBER 31,
(IN THOUSANDS)                                                                             1994        1993
ASSETS
Current assets:
Cash and cash equivalents                                                          $        228  $    1,381
Accounts receivable, less allowance for doubtful accounts ($4,618, 1994; $4,579,
   1993)                                                                                154,140     120,416
Inventories
   Finished goods                                                                        78,501      72,763
   Work in process                                                                       37,665      32,991
   Raw material and supplies                                                             26,364      18,539
Deferred taxes and prepaid expenses                                                      17,278      18,050
- -----------------------------------------------------------------------------------------------------------
   Total current assets                                                                 314,176     264,140
- -----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                                             320,719     302,829
Investments in associated companies                                                         992      10,951
Intangibles                                                                              20,495      25,558
Deferred taxes                                                                           40,251      33,640
Other assets                                                                             24,753      18,302
- -----------------------------------------------------------------------------------------------------------
   Total assets                                                                    $    721,386  $  655,420
- -----------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                                            $     16,676  $    8,560
Accounts payable                                                                         30,236      23,284
Accrued liabilities                                                                      53,750      55,288
Current maturities of long-term debt                                                      1,044       2,917
Income taxes payable and deferred                                                        11,071       7,881
- -----------------------------------------------------------------------------------------------------------
   Total current liabilities                                                            112,777      97,930
- -----------------------------------------------------------------------------------------------------------
Long-term debt                                                                          232,767     208,620
Other noncurrent liabilities                                                             81,176      82,423
Deferred taxes and other credits                                                         22,719      21,979
- -----------------------------------------------------------------------------------------------------------
   Total liabilities                                                                    449,439     410,952
- -----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none
   issued                                                                                    --          --
Class A common stock, par value $.001 per share; authorized 100,000,000 shares;
   24,564,033 issued in 1994 and 24,531,445 in 1993                                          25          25
Class B common stock, par value $.001 per share; authorized 25,000,000 shares;
   issued and outstanding 5,633,427 in 1994 and 5,658,515 in 1993                             6           6
Additional paid in capital                                                              170,539     170,112
Retained earnings                                                                       139,740     126,276
Translation adjustments                                                                 (36,408)    (45,758)
Pension adjustment                                                                           --      (1,856)
- -----------------------------------------------------------------------------------------------------------
                                                                                        273,902     248,805
Less treasury stock, at cost                                                              1,955       4,337
- -----------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                           271,947     244,468
- -----------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                      $    721,386  $  655,420
- -----------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                            1994         1993         1992
OPERATING ACTIVITIES
Net income/(loss)                                                  $    23,952  $    15,524  ($    3,585)
Adjustments to reconcile net cash provided by operating
    activities:
    Equity in earnings of associated companies                            (126)        (116)        (160)
    Distributions received from associated companies                        42          407          517
    Loss applicable to minority interest                                    --           --         (961)
    Depreciation and amortization                                       38,649       41,969       45,523
    Accretion of convertible subordinated debentures                     1,519        1,419          959
    Provision for deferred income taxes, other credits and
    long-term liabilities                                               (2,395)      (8,455)      (5,733)
    Increase in cash surrender value of life insurance, net of
    premiums paid                                                         (468)        (452)      (1,027)
    Unrealized currency transaction gains                               (1,271)        (998)      (6,534)
    Loss/(gain) on disposition of assets                                 1,280       (6,967)         124
    Tax benefit of options exercised                                        12           --           --
    Treasury shares contributed to ESOP                                  2,671        2,344        2,563
    FAS No. 109 asset revaluation                                           --           --       (8,498)
    Gain on early extinguishment of debt                                    --           --       (1,019)
    Cumulative effect of accounting changes                                 --           --        7,289
    Debt issuance costs                                                     --           --       (2,955)
Changes in operating assets and liabilities:
    Accounts receivable                                                (30,021)       3,272        3,785
    Inventories                                                        (15,046)        (815)      14,963
    Prepaid expenses                                                       586          470         (677)
    Accounts payable                                                     6,527          212       (7,995)
    Accrued liabilities                                                 (5,054)      (6,715)       2,459
    Income taxes payable                                                 2,124        4,587        1,897
    Other, net                                                             140         (507)       2,870
- --------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           23,121       45,179       43,805
- --------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Purchases of property, plant and equipment                         (36,322)     (30,940)     (20,219)
    Purchased software                                                  (2,053)          --           --
    Proceeds from sale of assets                                         1,855       27,750        1,456
    Acquisitions, net of cash acquired                                     526      (55,356)      (2,428)
    Premiums paid for life insurance                                    (1,196)      (1,198)      (1,206)
- --------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                              (37,190)     (59,744)     (22,397)
- --------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Proceeds from borrowings                                            51,484       65,205       48,618
    Principal payments on debt                                         (23,490)    (107,090)    (177,044)
    Proceeds from options exercised                                        126           --           --
    Proceeds from issuance of convertible subordinated debentures           --           --      131,385
    Proceeds from sale of common stock                                      --       68,690           --
    Minority investment in limited partnership                              --           --          900
    Dividends paid                                                     (10,474)      (8,990)      (8,937)
    Interest rate protection agreements                                     --           --          109
- --------------------------------------------------------------------------------------------------------
    Net cash provided/(used) by financing activities                    17,646       17,815       (4,969)
- --------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                 (4,730)      (5,874)     (17,502)
- --------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                   (1,153)      (2,624)      (1,063)
Cash and cash equivalents at beginning of year                           1,381        4,005        5,068
- --------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $       228  $     1,381  $     4,005
- --------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has a 50% interest in a partnership in South Africa. The consolidated financial statements include the Company's original investment in the South African company, plus its share of undistributed earnings, in the account "Investments in associated companies." The Company had 40% equity interests in companies in Mexico, Brazil and Argentina until the first quarter of 1994 when it exchanged its 40% equity interests in Brazil and Argentina for the remaining 60% equity interest in Mexico.

  REVENUE RECOGNITION

     The Company records sales when products are shipped to customers pursuant to orders or contracts. Sales terms are in accordance with industry practice in markets served. The Company limits the concentration of credit risk in receivables from the paper manufacturing industry by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

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

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $18,388,000 in 1994, $17,605,000 in 1993, and $18,474,000 in 1992.

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

  INTANGIBLES AND OTHER ASSETS

     The excess purchase price over fair values assigned to assets acquired is amortized on a straight-line basis over either 25 or 40 years.

     Patents, at cost, are amortized on a straight-line basis over 8 years.

     Computer software, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

  INCOME TAXES

     The Company implemented Financial Accounting Standard No. 109, "Accounting for Income Taxes," in 1992. The Standard requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under FAS No. 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. Under the previous method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

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

  EARNINGS PER SHARE

     Earnings per share of common stock are computed based on the weighted average number of shares of common stock outstanding during each year. Dilutive common stock equivalents are not material and therefore are not included in the computation of primary earnings per common share. The convertible subordinated debentures, issued in March 1992, are not common stock equivalents and will not affect primary earnings per share. The weighted average number of common shares outstanding during 1994, 1993 and 1992 was 29,953,346, 26,679,361 and 25,558,541, respectively.

  2. INVENTORIES

     The cost of inventories valued under the LIFO method is $67,251,000 at December 31, 1994 and $64,042,000 at December 31, 1993. Had the Company's inventory been valued at average cost (which approximates replacement cost), inventories would have been $5,771,000 higher in 1994 and $5,894,000 higher in 1993.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

- ---------------------------------------------------
      (IN THOUSANDS)                1994       1993
- ---------------------------------------------------
      Land                     $  22,467  $  18,149
      Buildings                  147,439    132,380
      Machinery and equipment    386,034    340,656
- ---------------------------------------------------
                                 555,940    491,185
- ---------------------------------------------------
      Accumulated
       depreciation              235,221    188,356
- ---------------------------------------------------
                               $ 320,719  $ 302,829
- ---------------------------------------------------

     Construction in progress approximated $3,339,000 in 1994 and $6,465,000 in 1993.

     Depreciation expense was $37,554,000 in 1994, $41,286,000 in 1993, and
     $44,837,000 in 1992.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $14,400,000 in 1994, $15,138,000 in 1993, and $14,535,000
     in 1992.

     Capital expenditures were $36,322,000 in 1994, $30,940,000 in 1993, and
     $20,219,000 in 1992. At the end of 1994, the Company was committed to $20,635,000 of future expenditures for new equipment.

  4. INTANGIBLES

     The components of intangibles are summarized below:

- -----------------------------------------------------
      (IN THOUSANDS)                  1994       1993
- -----------------------------------------------------
      Excess purchase price
       over fair value           $  29,049  $  28,054
      Patents                       10,329     10,105
      Accumulated amortization     (18,883)   (18,200)
      Deferred unrecognized
       pension cost (see Note
       12)                              --      5,599
- -----------------------------------------------------
                                 $  20,495  $  25,558
- -----------------------------------------------------

     Amortization expense was $683,000 in 1994 and 1993, and $686,000 in 1992.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

- -----------------------------------------------------
      (IN THOUSANDS)                  1994       1993
- -----------------------------------------------------
      Salaries and wages         $  14,853  $  12,831
      Employee benefits             13,895     13,671
      Pre-receivable sale               --      6,559
      Returns and allowances         2,744      2,094
      Interest                       3,325      2,896
      Restructuring costs            2,852      3,915
      Other                         16,081     13,322
- -----------------------------------------------------
                                 $  53,750  $  55,288
- -----------------------------------------------------

  6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1994 and 1993 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 6.7% in 1994 and 5.7% in 1993.

     Long-term debt at December 31, 1994 and 1993, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

- ----------------------------------------------------
      (IN THOUSANDS)                 1994       1993
- ----------------------------------------------------
      $150 million 5.25%
       convertible
       subordinated debentures
       due 2002, yielding
       7.0%.                    $ 135,338  $ 133,819
      $125 million credit
       agreement which
       terminates in 1997 with
       LIBOR borrowings
       outstanding at an
       average interest of
       4.85% in 1994 and 3.96%
       in 1993.                    50,000     19,000
      Various notes, mortgages
       and debentures relative
       to operations
       principally outside the
       United States, at an
       average interest of
       6.11% in 1994 and 6.62%
       in 1993, due in varying
       amounts through 2003.       30,287     38,016
      Industrial revenue
       financings at an
       average interest of
       5.43% in 1994 and 5.06%
       in 1993, due in varying
       amounts through 2015.       17,142     17,785
- ----------------------------------------------------
                                $ 232,767  $ 208,620
- ----------------------------------------------------

     Principal payments due on long-term debt are: 1995, $1,044,000; 1996, $6,651,000; 1997, $52,740,000; 1998, $10,368,000, 1999, $11,577,000.

     Interest paid was $16,708,000 in 1994, $16,634,000 in 1993, and $18,943,000
     in 1992.

     The Company's credit agreement provides that the Company may borrow up to $125,000,000 until July 16, 1997 at which time the banks' commitment to lend is terminated. The terms of the credit agreement include a facility fee. The maximum interest rate margin over LIBOR or Certificates of Deposit is determined by the Company's cash flow to debt ratio. New borrowings under the revolving credit facility are conditional on the absence of material adverse changes in the business, financial position, results of operations and prospects of the Company and its consolidated subsidiaries taken as a whole. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     The credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1994, $20,941,000 was available for the payment of cash dividends.

     Under the credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $161,000,000 at December 31, 1994.

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

     The Company has swap agreements wherein on a notional amount of $250,000,000 the Company will pay a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty is obligated to make payments to the Company calculated at an average of 70% of LIBOR. As of December 31, 1994 and 1993, the average blended rates payable on the long-term swap agreements were 4.14% and 2.49%, respectively, and the blended rates receivable were 4.21% and 2.48%, respectively. The swap agreements expire during 2000. The practical effect of these swaps is to partially hedge the potential effect of higher tax rates after August 1990. The Company values these contracts at market (approximately $586,000) by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. The change in the valuation is reflected in "Other expense/(income), net" and was not significant in 1994, 1993, and 1992.

     At December 31, 1994, the Company had various forward exchange contracts, maturing during 1995. For each closed position, a sale contract of a particular currency was matched with a purchase contract for the same currency at the same amount, counterparty and settlement date. Open positions were valued at fair value using the estimated forward exchange rate of a matching contract as of December 31, 1994. The foreign currency positions, both open and closed, as of December 31, 1994, by major currency, are:

- ------------------------------------------------
                            Buy         Sell
                         Contracts    Contracts
                          or Fair      or Fair
      Currency             Value        Value
- ------------------------------------------------
      (IN THOUSANDS)
      Australian
       Dollar               $25,101      $25,000
      Brazilian Real         24,663       22,000
      Dutch Guilder          66,376       65,679
      French Franc           25,869       25,660
      German Mark            29,210       29,000
      Swedish Krona          73,845       73,270
- ------------------------------------------------
      Total                $245,064     $240,609
- ------------------------------------------------

     The primary purpose of these contracts was to provide an economic hedge against currency fluctuation effects on future revenue streams. Forward exchange contracts that are designated hedges are typically entered into at currency amounts that approximate the net assets of the related foreign operation and any intercompany loan balance in that foreign currency. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1994 and 1993, the Company was not a party to any such contracts. The "Interest rate protection agreements" component of "Other expense/(income), net" includes losses on futures contracts, based on fair value, of $917,000, $222,000 and $128,000 in 1994, 1993 and 1992, respectively (see
     Note 9).

     All financial instruments are held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures are with the same financial institution. The Company seeks to control off balance sheet risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

     The Company has an agreement under which it may sell to a financial institution up to $40,000,000 of the Company's right to receive certain payments for goods ordered from the Company. At December 31, 1994, there were no amounts sold under this agreement as compared to $11,965,000 in 1993. At December 31, 1993 this transaction had the effect of reducing accounts receivable $5,406,000, reducing long-term debt $11,965,000 and increasing accrued liabilities $6,559,000.

     During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in a pretax extraordinary gain of $1,643,000.

     At December 31, 1994 the estimated fair value of the Company's long-term debt excluding current maturities approximates $226,399,000. The estimate is based on the quoted market price for the 5.25% convertible subordinated debentures, the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

  7. LEASES

     Total rental expense amounted to $15,527,000, $21,488,000, and $19,675,000 for 1994, 1993, and 1992, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994 are: 1995, $12,578,000; 1996, $9,860,000; 1997, $7,692,000; 1998,
     $4,921,000; 1999 $4,162,000; and thereafter, $1,672,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1994, 15,338,377 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock, the exercise of stock options and the conversion of 5.25% convertible subordinated debentures.

     The Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock in the open market. The Company has purchased 703,200 shares of its Class A Common Stock since 1990 and may purchase up to 1,296,800 more shares without further advance public announcement. The Board authorized the payment of dividends totalling $.35 per common share per year during 1994, 1993, and 1992.

     Changes in shareholders' equity for 1994, 1993 and 1992 are as follows:

- ------------------------------------------------------------------------------------------------------------------------
                                                   Class A               Class B                       Treasury Stock
                                                 Common Stock          Common Stock      Additional      (Class A)
                                             --------------------  --------------------    Paid in  --------------------
      (IN THOUSANDS)                            Shares     Amount     Shares     Amount    Capital     Shares     Amount
- ------------------------------------------------------------------------------------------------------------------------
      Balance: January 1, 1992                  20,429        $20      5,659         $6   $101,418        602     $9,235
      Shares contributed to ESOP                    --         --         --         --        (23)      (157)    (2,586)
- ------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1992                20,429        $20      5,659         $6   $101,395        445     $6,649
      Shares contributed to ESOP                    --         --         --         --         32       (138)    (2,312)
      Public offering                            4,102          4         --         --     68,685         --         --
      Other                                         --          1         --         --         --         --         --
- ------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1993                24,531        $25      5,659         $6   $170,112        307     $4,337
      Shares contributed to ESOP                    --         --         --         --        289       (143)    (2,382)
      Conversion of Class B shares to Class
      A shares                                      26         --        (26)        --         --         --         --
      Options exercised                              7         --         --         --        138         --         --
- ------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1994                24,564        $25      5,633         $6   $170,539        164     $1,955
- ------------------------------------------------------------------------------------------------------------------------

  9. OTHER EXPENSE/(INCOME), NET

     The components of other expense/(income), net, as further described in Note 6, are:

- ---------------------------------------------------------
      (IN THOUSANDS)           1994       1993       1992
- ---------------------------------------------------------
      Currency
       transactions       $   2,590  $  (5,515) $  (7,782)
      Interest rate
       protection
       agreements                63        442        373
      Pre-receivable
       sales                   (214)     2,348      2,674
      Amortization of
       debt
       issuance costs
       and
       loan origination
       fees                     804        804        721
      Other                   1,081      1,291        796
- ---------------------------------------------------------
                          $   4,324  $    (630) $  (3,218)
- ---------------------------------------------------------

10. INCOME TAXES

     The Company elected to adopt FAS No. 109, "Accounting for Income Taxes", as of January 1, 1992. In accordance with the provisions of the Standard, prior years' financial statements have not been restated, and accordingly, the Company has reported a cumulative effect of change in accounting principle. This cumulative effect increased 1992 income by $20,142,000 or $.79 per share. In addition to the cumulative effect, the adoption of FAS No. 109 reduced 1992 pretax income by $1,638,000, which was offset by a corresponding tax benefit.

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

- -------------------------------------------------------
      (IN THOUSANDS)         1994       1993       1992
- -------------------------------------------------------
      Current:
        U.S.            $  15,868  $  11,437  $   5,707
        Non-U.S.            5,835      8,699      8,909
- -------------------------------------------------------
                           21,703     20,136     14,616
- -------------------------------------------------------
      Deferred:
        U.S.               (6,432)    (5,230)    (2,134)
        Non-U.S.            2,703     (4,889)   (11,524)
- -------------------------------------------------------
                           (3,729)   (10,119)   (13,658)
- -------------------------------------------------------
                        $  17,974  $  10,017  $     958
- -------------------------------------------------------

     U.S. income before income taxes was $18,097,000 in 1994, $31,405,000 in 1993, and $15,042,000 in 1992.

     Taxes paid, net of refunds, were $19,639,000 in 1994, $3,657,000 in 1993, and $6,900,000 in 1992.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

- ----------------------------------------------------
                                1994    1993    1992
- ----------------------------------------------------
      U.S. statutory rate       35.0%  35.0%    34.0%
      State taxes                2.4    6.8     12.2
      Non-U.S. tax rates,
       repatriation of
       earnings, and other
       net charges associated
       with prior years          5.9   (1.4)   (22.6)
      Minority interest           --     --     10.8
      Other                      (.3)  (1.0)     3.6
- ----------------------------------------------------
      Effective tax rate        43.0%  39.4%    38.0%
- ----------------------------------------------------

     The significant components of deferred income tax benefit attributed to income from operations for the years ended December 31, 1994, 1993, and 1992 are as follows:

- -------------------------------------------------------
      (IN THOUSANDS)         1994       1993       1992
- -------------------------------------------------------
      Deferred tax
       benefit          $  (6,603) $ (10,518) $ (18,766)
      Adjustments to
       deferred tax
       assets and
       liabilities for
       enacted changes
       in tax laws and
       rates               (1,584)    (1,983)     1,880
      Utilization of
       operating loss
       carryforwards        4,458      2,382      3,228
- -------------------------------------------------------
                        $  (3,729) $ (10,119) $ (13,658)
- -------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.
     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $70,257,000 at December 31, 1994. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1993 are presented below:

                   -----------------------------------------------

                                           U.S.                Non-U.S.
                                   --------------------  --------------------
       (IN THOUSANDS)                   1994       1993       1994       1993
- -----------------------------------------------------------------------------
       Accounts receivable,
        principally due to
        allowance for doubtful
        accounts                   $     273  $     176  $    (521) $      97
       Inventories, principally
        due to additional costs
        inventoried for tax
        purposes,
        pursuant to the Tax
        Reform
        Act of 1986                    4,491      3,278          2        485
       Tax loss carryforwards             --         --      3,851      5,054
       Other                           3,491      2,146        975      1,543
- -----------------------------------------------------------------------------
       Total current deferred tax
        assets                         8,255      5,600      4,307      7,179
- -----------------------------------------------------------------------------
       Sale lease back
        transaction                    1,537      1,867         --         --
       Deferred compensation           4,707      4,221         --         --
       Tax loss carryforwards             --         --     21,645     18,737
       Plant, equipment and
        depreciation                  (3,814)    (8,024)      (150)      (162)
       Postretirement benefits
        other than pensions           19,927     19,086         --         --
       Other                          (2,951)    (1,520)      (650)      (565)
- -----------------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                    19,406     15,630     20,845     18,010
- -----------------------------------------------------------------------------
       Total deferred tax assets   $  27,661  $  21,230  $  25,152  $  25,189
- -----------------------------------------------------------------------------
       Total current deferred tax
        liabilities                       --         --  $   1,685  $     693
- -----------------------------------------------------------------------------
       Plant, equipment and
        depreciation                      --         --     19,425     17,203
       Other                              --         --       (811)      (209)
- -----------------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                   --         --     18,614     16,994
- -----------------------------------------------------------------------------
       Total deferred tax
        liabilities                       --         --  $  20,299  $  17,687
- -----------------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. net deferred tax asset relates to tax loss carryforwards of which approximately 15% is expected to be used in 1995 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. BUSINESS SEGMENT AND GEOGRAPHIC DATA

     The Company operates primarily in one industry segment which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics and related products used in the manufacture of paper and paperboard.
     The following table shows data by geographic area and includes restructuring of operations and termination benefits in 1993 and 1992 and the gain related to the sale of the Engineered Systems Division in 1993:

- ---------------------------------------------------------
      (IN THOUSANDS)           1994       1993       1992
- ---------------------------------------------------------
      UNITED STATES
        Net sales         $ 239,755  $ 240,853  $ 220,792
        Operating income     31,400     38,668     15,251
        Assets              255,198    231,892    183,567
- ---------------------------------------------------------
      CANADA
        Net sales         $  57,459  $  58,015  $  64,766
        Operating income      7,333      5,506      8,021
        Assets               59,280     55,714     59,650
- ---------------------------------------------------------
      EUROPE
        Net sales         $ 191,883  $ 177,688  $ 210,137
        Operating
         income/ (loss)      15,233     (7,881)   (10,767)
        Assets              283,499    251,722    286,791
- ---------------------------------------------------------
      REST OF WORLD
        Net sales         $  78,486  $  69,564  $  65,389
        Operating income      8,978      4,617      5,628
        Assets              107,472     85,715     81,368
- ---------------------------------------------------------

     Sales among geographic areas and export sales are not significant. Operating income includes an allocation of corporate expenses because such costs are incurred principally for the benefit of operating companies. Assets exclude intercompany accounts, assets related to corporate activities, and investments in associated companies. The associated companies are primarily engaged in the same industry segment as the Company

12. PENSION PLANS AND OTHER RETIREMENT BENEFITS

     The Company has a noncontributory pension plan covering U.S. employees and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment.

     The following table sets forth the Plans' funded status and amounts recognized in the Company's balance sheet. Amounts are shown at September 30, for U.S. pension plans. Amounts for non-U.S. plans are projected to December 31 from the most recent valuation.

                   -----------------------------------------------

                              Plans in Which Assets     Plans in Which
                               Exceed Accumulated    Accumulated Benefits
                                    Benefits            Exceed Assets
                              ---------------------  --------------------
       (IN THOUSANDS)               1994       1993       1994       1993
- -------------------------------------------------------------------------
       Actuarial present
        value of benefit
        obligations:
         Vested               $  (88,180) $ (18,933) $  (9,419) $ (79,602)
         Accumulated             (93,576)   (20,675)   (10,973)   (85,972)
         Projected              (112,125)   (27,390)   (14,487)  (102,241)
       Plan assets at fair
        value, primarily
        listed stocks and
        bonds                    100,369     27,301         --     64,854
- -------------------------------------------------------------------------
       Projected benefit
        obligation in excess
        of plan assets           (11,756)       (89)   (14,487)   (37,387)
       Unrecognized net loss      17,377      1,348      2,472     25,950
       Prior service cost
        not yet recognized
        in net periodic
        pension cost               7,585        931         --      5,599
       Remaining unrecog-
        nized net (asset)
        obligation                (7,626)      (680)       315     (8,063)
       Recognized unaccrued
        pension expense               --         --         --     (8,213)
- -------------------------------------------------------------------------
       Accrued pension asset
        (liability)           $    5,580  $   1,510  $ (11,700) $ (22,114)
- -------------------------------------------------------------------------

     The expected long-term rate of return for U.S. plans was 10% for 1994, 1993, and 1992. The weighted average discount rate was 9.5% for 1994, 7.8% for 1993, and 8.65% for 1992. The rate of increase in future compensation levels for salaried and hourly employees was 5.9% and 6.0%, respectively in 1994, 4.4% and 4.5%, respectively in 1993, and 5.8% and 6.0%, respectively in 1992.

     The weighted average expected long-term rate of return for non-U.S. plans was 7.4% for 1994, 8.0% for 1993, and 8.2% for 1992. The weighted average discount rate was 8.5% for 1994, 7.3% for 1993, and 8.7% for 1992. The weighted average rate increase in future compensation levels was 5.7% for 1994, 4.8% for 1993 and 5.8% for 1992.

     The Company was required to accrue an additional minimum liability in 1993 for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1993 of $7,455,000 was offset by an asset amounting to $5,599,000 (included in intangibles) and a direct charge to equity of $1,856,000. No additional minimum liability was required to be accrued for 1994.

     The vested benefit obligation has been determined based upon the actuarial present value of the vested benefits to which an employee is currently entitled, based on the employee's expected date of separation or retirement.
     Net pension cost included the following components:

- --------------------------------------------------------
      (IN THOUSANDS)          1994       1993       1992
- --------------------------------------------------------
      Service cost       $   4,276  $   4,311  $   4,007
      Interest cost on
       projected
       benefit
       obligation            9,709      9,780      9,717
      Actual return on
       assets               (7,197)    (9,341)    (7,905)
      Net amortization
       and deferral         (1,837)     1,158        (54)
- --------------------------------------------------------
      Net periodic
       pension cost      $   4,951  $   5,908  $   5,765
- --------------------------------------------------------

     Annual pension cost charged to operating expense for all Company plans was $8,529,000 for 1994, $7,840,000 for 1993, and $7,690,000 for 1992.

13. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     In addition to providing pension benefits, the Company provides certain medical, dental and life insurance benefits for its retired United States employees. Substantially all of the Company's U.S. employees may become eligible for these benefits, which are subject to change, if they reach normal retirement age while working for the Company. Retirees share in the cost of these benefits. The Company's non-U.S. operations do not offer such benefits to retirees.

     In accordance with Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", the Company accrues the cost of providing postretirement benefits during the active service period of the employees. During the fourth quarter of 1992, the Company elected to adopt this standard effective January 1, 1992 and recognize the accumulated liability, measured as of January 1, 1992. This resulted in a charge of $27,431,000, net of tax of $16,813,000 and a reduction of 1992 operating income by $2,798,000. The Company currently funds the plan as claims are paid.

     The following table reflects the status of the postretirement benefit plan:

- -----------------------------------------------------
      (IN THOUSANDS)                  1994       1993
- -----------------------------------------------------
      Accumulated
       postretirement benefit
       obligation:
        Retirees                 $  22,890  $  29,632
        Fully eligible active
         plan
         participants                3,131      3,531
        Other active
         participants                9,740     14,835
- -----------------------------------------------------
                                    35,761     47,998
      Unrecognized gain             15,586      1,192
- -----------------------------------------------------
      Accrued postretirement
       cost                      $  51,347  $  49,190
- -----------------------------------------------------

     Net periodic postretirement benefit cost included the following:

- ----------------------------------------------------------
      (IN THOUSANDS)            1994       1993       1992
- ----------------------------------------------------------
      Service cost of
       benefits earned     $     935  $     804  $     969
      Interest cost on
       accumulated
       postretirement
       benefit obligation      3,163      3,475      3,749
      Amortization of
       unrecognized net
       gain                     (141)       (96)        --
- ----------------------------------------------------------
      Net periodic
       postretirement
       benefit cost        $   3,957  $   4,183  $   4,718
- ----------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 8% is assumed for 1994. This rate is assumed to decrease gradually to 5.5% by 1999 and remain at that level thereafter.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 9.5% for 1994 and 7.8% for 1993.

     A one percentage point increase in the health care cost trend rate would result in a $4,653,000 increase in the accumulated postretirement benefit obligation as of December 31, 1994 and an increase of $559,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1994.

14. TRANSLATION ADJUSTMENTS
     The Consolidated Statements of Cash Flows were affected by translation as follows:

- ------------------------------------------------------
      (IN THOUSANDS)        1994       1993       1992
- ------------------------------------------------------
      Change in
       cumulative
       translation
       adjustments     $  (9,350) $  21,860  $  43,578
      Other
       noncurrent
       liabilities        (2,117)     2,531      4,442
      Deferred taxes         (51)      (101)     4,095
      Long-term debt        (459)     1,038      1,540
      Investment in
       associated
       companies            (278)      (198)       457
      Net fixed
       assets             17,046    (19,408)   (37,351)
      Other assets           (61)       152        741
- ------------------------------------------------------
      Effect of
       exchange rate
       changes         $   4,730  $   5,874  $  17,502
- ------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     (increase)/decrease from translation of non-U.S. financial statements of $(1,853,000), $9,577,000, and $14,382,000; from remeasurement of loans of
     $(11,023,000), $9,518,000, and $23,205,000 in 1994, 1993, and 1992,
     respectively; and by losses on designated economic hedges, net of tax, of $3,526,000, $2,765,000 and $5,991,000 in 1994, 1993 and 1992, respectively.

     In 1994 and 1993, net translation (gains)/losses included in operations in Brazil and Mexico were $(532,000) and $1,316,000, respectively, and were included in cost of goods sold. Net translation losses related to operations in Brazil and Mexico in 1992 were $10,455,000 with amounts included in net sales of $8,489,000 and in cost of goods sold of $1,966,000.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988 and during 1992, the shareholders approved stock option plans which each provide for granting of up to 2,000,000 shares of Class A Common Stock to key employees. Options are generally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are not less than the market value of the shares on the date of grant. Unexercised options terminate ten years after date of grant for the 1988 Plan and up to twenty years for the 1992 Plan. Prices per share for shares under option at December 31, 1994 range from $15.00 to $18.75. In 1994, options were exercised at a price of $16.75. Activity with respect to these plans is as follows:

- --------------------------------------------------------
                              1994       1993       1992
- --------------------------------------------------------
      Shares under
       option at
       January 1         2,417,850  2,087,500  1,977,500
      Options granted      244,500    380,250    110,000
      Options cancelled     24,450     49,900         --
      Options exercised      7,500         --         --
- --------------------------------------------------------
      Shares under
       option at
       December 31       2,630,400  2,417,850  2,087,500
      Options
       exercisable
       at December 31    1,837,700  1,601,400  1,129,500
      Shares available   1,362,100  1,582,150  1,912,500
- --------------------------------------------------------

     The Company's deferred compensation plan provides that a portion of certain employees' salaries are deferred in exchange for aggregate annual payments for fifteen years certain upon their retirement, disability or death. These commitments have been funded with life insurance contracts on the plan participants. These contracts have a face value equal to the aggregate payments due upon retirement, disability or death. The Company's expense, net of the increase in cash surrender value, was $1,211,000 in 1994, $1,002,000 in 1993, and $432,000 in 1992. The increase in cash value net of premiums was $468,000 in 1994, $452,000 in 1993, and $1,027,000 in 1992.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus", is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 3% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches 50% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $2,771,000 in 1994, $2,400,000 in 1993, and $2,371,000 in 1992.

     In 1994, the Company adopted a profit-sharing plan covering substantially all employees in the United States. At the beginning of each year, the Board of Directors will approve a formula, based on forecast financial results, that will determine the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan in 1994 was $1,161,000.

16. ACQUISITION, DIVESTITURES, RESTRUCTURING AND RECLASSIFICATIONS

     In January 1993, the Company completed an acquisition for cash of approximately $51,000,000 and a lease obligation with a capital equivalent value of $4,500,000 for inventory, land, buildings and machinery and equipment of the Mount Vernon Group. In the second quarter of 1993, the Company exercised its option to purchase the leased facility for $4,500,000. The purchase was financed with the Company's existing credit agreement. Mount Vernon is engaged in the same industry as the Company. The acquisition has been accounted for as a purchase and, accordingly, the Company has included Mount Vernon's results of operations in its financial statements as of January 1, 1993. Mount Vernon's 1992 net sales and pretax income approximated $30,000,000 and $3,000,000, respectively.

     Effective January 1993, the Company's joint venture with an Austrian company, in which the Company was the general partner, was terminated at no cost to the partners. Albany International will continue to develop, manufacture and market current product lines which include properties such as thermal stability, non-flammability, non-melting and low generation of smoke and toxic gasses at high temperatures which have potential applications in aircraft, automotive and other industries.
     During the second quarter of 1993, the Company recorded certain accruals related to Worker's Compensation (approximately $1,800,000) and past service costs of unfunded supplemental pensions (approximately $500,000). In the Consolidated Statements of Income and Retained Earnings, these amounts were reclassified from "Restructuring of operations and termination benefits" to "Selling and general expenses."

     As part of the Company's previously announced program to restructure operations in order to focus on the core paper machine clothing industry, the Company completed on June 30, 1993 the sale of its Engineered Systems Division (AES) for $27,400,000. AES had net sales of $37,900,000 and a pre-tax operating loss of $1,100,000 for the year ended December 31, 1992. The Company realized an $8,900,000 gain on the sale. At the same time, the Company recorded restructuring charges which included $2,200,000 for asset write offs, $2,500,000 for lease obligations related to an unoccupied facility and $2,300,000 for termination costs related to downsizing certain operations. The asset write offs will be finalized in 1995, termination costs will continue until 1996 and lease obligation payments will continue until 1999.

     During 1992, the Company charged earnings $12,045,000 related to restructurings, primarily in Europe, which included plant closings in Norway and Germany and other workforce reductions. Substantially all of the 1992 provision was utilized at December 31, 1994.

     The components of accrued restructuring costs consist of:

- -------------------------------------------------------------
      (IN THOUSANDS)               1994       1993       1992
- -------------------------------------------------------------
      Termination costs       $   1,490  $   2,329  $   3,776
      Asset write offs            1,087      1,358      2,093
      Equipment relocation
       costs                         --         --      2,606
      Lease obligations           1,873      2,500         --
      Other                          --         12        105
- -------------------------------------------------------------
                              $   4,450  $   6,199  $   8,580
- -------------------------------------------------------------

     The decrease in accrued balances are the result of actual payments for terminations or incurred expenses and the disposal of written down equipment.

FINANCIAL REVIEW

REVIEW OF OPERATIONS

- --1994 VS. 1993

Net sales increased $21.5 million or 3.9% as compared with 1993. Net sales were increased by $4.2 million from the effect of a weaker U.S. dollar as compared to 1993 and were decreased by $20.5 million resulting from the divestiture of the Company's equipment division (AES) in mid-1993. Excluding these factors, 1994 net sales increased 7.2% over 1993.

Net sales in the United States were comparable to the prior year's sales. Selective price concessions for customers entering into Continuous Supply agreements for the Company's products tended to reduce selling prices and had a slight negative impact on sales. Management believes that Continuous Supply agreements are part of an effort by paper manufacturers to reduce the number of suppliers of paper machine clothing and that this will be beneficial to the Company in the long term. Canadian sales approximated prior year's sales and increased significantly during the last six months of 1994 reflecting improved economic and paper industry operating conditions.

European sales increased 8.0% in 1994 as compared to 1993 reversing a three year decline which began in 1991. Sales growth rates in the Nordic region and Continental Europe were strongest in the second half of 1994 and with strong order backlogs gradual improvement can be expected well into 1995. Sales in the Rest of World segment increased 12.8% as compared to 1993.

The Company continues to gain market share in Forming Fabrics and Dryer Fabrics and retain its Press Fabrics market share. There were no significant price increases in 1994, except for new products and upgrades. In December 1994, price increases of 5% for the United States and 6% for Canada were announced commencing in January 1995. In addition, price increases were announced in selective European markets and Mexico.

Gross profit continued to improve and was 43.7% of net sales for the three months ended December 31, 1994 as compared to 39.2% for the same period in 1993 increasing the full year result to 40.3% for 1994 as compared to 36.9% for 1993. Variable costs as a percent of net sales decreased to 32.4% in 1994 from 34.0% in 1993 due mainly to plant closings and workforce reductions, principally in Europe, and the divestiture of AES in June 1993. In addition, the Company's Total Quality Assurance program has resulted in improved product quality and efficiencies, both of which have contributed to lower costs.

Selling, technical, general and research expenses increased 2.0% in 1994 as compared to 1993. Excluding the effect of translation of non-U.S. currencies into U.S. dollars and the sale of AES, these expenses would have increased 6.2%. The Company has not reduced its sales and service efforts as there is increasing customer demand for service. Management anticipates that this demand will continue to increase as customers reduce the number of suppliers.

Operating income as a percent of net sales increased to 11.1% as compared to 7.5% in 1993. Management is continuing to review capacity requirements with the intention of further reducing costs and streamlining operations and anticipates that operating income as a percent of net sales should continue to improve during 1995. Furthermore, since the Company is operating below capacity, increased sales should result in higher margins. The capacity expansion and upgrades over the last several years, along with the restructuring program, should position the Company to capitalize on future opportunities for sales and earnings growth as world economies and markets continue to improve.

The decrease in other expense/(income), net, as compared to 1993, was due to currency transactions which resulted in $8.1 million less income in 1994 and no pre-receivable sales in 1994 which resulted in $2.6 million less expense in 1994. Currency transaction income results from economic hedges which can have either a positive or negative effect on other expense/(income), net in any particular quarter. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

The Company's 1994 effective tax rate was 43.0% as compared to 39.4% for the comparable period in 1993. The rate increase is due principally to the accrual of net charges associated with prior years resulting from both U.S. and non-U.S. examinations. Management anticipates that the 1995 effective tax rate will be approximately 40%.

During February 1994, the Company exchanged its 40% equity interests in Brazil and Argentina for the remaining 60% interest in Mexico. The transaction was accounted for as a purchase, and accordingly, the Company has included the results of operations in its financial statements as of January 1, 1994. Reported results of Mexico were not significant. The Company's only remaining equity interest is a 50% partnership in South Africa. (See Note 1 of Notes to Consolidated Financial Statements).

- --1993 VS. 1992

Net sales decreased $15.0 million or 2.7% as compared with 1992. Factors affecting sales levels included the acquisition of the Mount Vernon Group in January 1993, market share gains and product upgrades which increased sales. These increases were more than offset by the divestiture of the Engineered Systems Division (AES) in June 1993 and the effect of the stronger U.S. dollar which decreased 1993 net sales by $34.3 million as compared to 1992. Excluding the dollar effect, 1993 net sales increased 3.5% over 1992. There were no significant price increases during 1993.

Net sales in the United States increased 9.1% due to the acquisition of Mount Vernon and to the continuing economic recovery which began in the latter part of 1992. Canadian sales decreased 10.4% reflecting the condition of the Canadian paper industry and the divestiture of AES. Lower European sales reflected the recessionary environment in most of Continental Europe. Nordic region sales comparisons were adversely affected by major devaluations in Sweden and Finland during the fourth quarter of 1992. Sales in the rest of world segment increased approximately 6%.

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

As part of the Company's program to restructure operations in order to focus on the core paper machine clothing industry, the Company completed the sale of AES to Thermo Fibertek Inc. and a Thermo Fibertek licensee on June 30, 1993 (see
Note 16 of Notes to Consolidated Financial Statements). AES had net sales of $37.9 million and a pre-tax operating loss of $1.1 million for the year ended December 31, 1992. The proceeds of the transactions, $27.4 million, were used to repay floating rate long term indebtedness. The Company realized an $8.9 million gain on the sale of AES. At the same time, restructuring charges, which included a $2.2 million write down of assets, a $2.5 million lease obligation for unoccupied facilities and a $2.3 million accrual for termination costs related to downsizing operations, were recorded.

During the second quarter of 1993, the Company recorded certain accruals related to worker's compensation ($1.8 million) and past service costs of unfunded supplemental pensions ($.5 million). Previously, the Company accounted for these costs on a cash basis. Adverse experience in worker's compensation claims led the Company to conclude that the method was no longer appropriate and accordingly an accrual was made. The accrual for unfunded pensions was based on the Company's reassessment of the life expectancy of participants.

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

The decrease in equity earnings of associated companies is due to reduced earnings from the Company's interests in Argentina. At June 30, 1993, the Company wrote off the remaining equity in its 40% owned joint venture in Argentina as it was experiencing financial difficulties due to economic conditions in Argentina and the impact of imports on the Argentine paper industry. The charge, included in "Equity in earnings of associated companies", was $.4 million.

INTERNATIONAL ACTIVITIES

The Company conducts more than half of its business in countries outside of the United States. As a result, the Company experiences transaction and translation gains and losses because of currency fluctuations. The Company periodically enters into foreign currency contracts to hedge this exposure (see Notes 6, 9 and 14 of Notes to Consolidated Financial Statements). The Company believes that the risks associated with its operations and locations outside the United States are not other than those normally associated with operations in such locations. In countries in which the Company operates that have experienced high inflation rates, the Company frequently reprices its products. This practice has enabled the Company to quickly pass on to its customers most of the increased costs due to local inflation. Although government imposed price freezes have occasionally occurred in some of the Company's markets, including the United States, neither controls nor high inflation rates have had a long-term material adverse impact on the Company's operating results.

The profitability in the Company's geographic regions in 1994 as compared to 1993 increased in Canada, Europe and Rest of World and decreased in the United States (see Note 11 of Notes to Consolidated Financial Statements). Total operating income increased 53.9% as compared to 1993. Operating income/(loss) as a percent of net sales, after excluding restructuring of operations and termination benefits, for the United States was 13.1% in 1994, 10.8% in 1993 and
7.8 % in 1992; for Canada was 12.8% in 1994, 10.5% in 1993 and 13.2% in 1992;
for Europe was 7.9% in 1994, (.1%) in 1993 and (.7%) in 1992 and for Rest of World was 12.0% in 1994, 10.1% in 1993 and 9.0% in 1992. The increase in all geographic regions in 1994, after excluding restructuring, were due to higher sales and lower costs.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1994 the Company's order backlog was $446.0 million, an increase of $39.0 million from the prior year-end.

The weakening U.S. dollar during 1994 and the purchase of the remaining Mexican equity interest (discussed above) increased accounts receivable by $8.3 million and increased inventories by $6.4 million. In addition, no accounts receivable were sold at December 31, 1994 as compared to $5.4 million in 1993. Increased sales and longer collection periods accounted for the balance of the increase in accounts receivable.

During 1994, the Company implemented Continuous Supply programs with a number of paper manufacturers. These relationships require the Company to carry inventory rather than the customer and provide just in time sourcing to the customers mill. This has resulted in increased inventories and may result in additional increases in the near term but should result in more predictable requirements and lower inventory levels and increased sales in the longer term.

Cash flow provided from operating activities was $23.1 million in 1994 compared with $45.2 million in 1993 and $43.8 million in 1992. Capital expenditures were $36.3 million for 1994, $30.9 million for 1993 and $20.2 million for 1992. Capital expenditures in 1995 are expected to be about $40.0 million, excluding acquisitions and new ventures. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

Total debt increased $30.4 million during 1994 due principally to the increases in inventories and accounts receivable. Management does not anticipate any significant reductions in working capital requirements until the second quarter of 1995.

The Company has an agreement under which it may sell to a financial institution up to $40.0 million of the Company's right to receive certain payments for goods ordered from the Company. At December 31, 1994, there were no amounts sold under this agreement as compared to $12.0 million at December 31, 1993. At December 31, 1993, this transaction reduced long-term debt by $12.0 million, reduced accounts receivable by $5.4 million and increased accrued liabilities by $6.6 million.

Cash dividends of $.0875 per share were paid in each of the four quarters of 1994.

In 1992, the Company reported a charge of $12.0 million for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions. During the second quarter of 1993 the Company recorded certain costs related to restructuring of operations which totaled $7.0 million. (See Note 16 of Notes to Consolidated Financial Statements). Actual restructuring costs have approximated management's original estimates. Substantially all of the 1992 provision has been utilized. The 1993 provision for asset write offs will be utilized in 1995, termination payments will continue until 1996 and lease obligation payments will continue until 1999.

Management will continue restructuring operations, where possible, to further increase efficiencies and to improve service to customers. The Company intends to focus on its core paper machine clothing business and will consider acquiring other paper machine clothing companies where such acquisitions support corporate strategies to enhance value to customers and shareholders.

QUARTERLY FINANCIAL DATA (unaudited)

                  --------------------------------------------

(IN MILLIONS
EXCEPT PER SHARE DATA)           1ST        2ND        3RD        4TH
- ---------------------------------------------------------------------
1994
- ---------------------------------------------------------------------
Net sales                  $   131.4  $   139.6  $   145.2  $   151.4
Gross profit                    50.2       54.5       57.8       66.2
Net income                       3.7        5.9        6.0        8.4
Net income per share(1)          .12        .20        .20        .28
Dividends per share            .0875      .0875      .0875      .0875
Class A Common Stock
 Prices:
  High                         21.25     20.375      19.50      20.00
  Low                          18.00      17.75     16.125      16.25
- ---------------------------------------------------------------------
1993
- ---------------------------------------------------------------------
Net sales                  $   137.1  $   149.6  $   125.6  $   133.8
Gross profit                    47.5       54.8       46.8       52.4
Net income                        .1        4.6        4.4        6.4
Net income per share             .01        .17        .18        .22
Dividends per share            .0875      .0875      .0875      .0875
Class A Common Stock
 prices:
  High                        16.625     17.875      19.00      19.25
  Low                          14.25      15.50      16.50      17.50
- ---------------------------------------------------------------------
1992
- ---------------------------------------------------------------------
Net sales                  $   138.0  $   139.5  $   142.6  $   141.0
Gross profit                    44.8       46.4       48.2       54.2
Net (loss)/income               (7.3)       (.5)       2.3        1.9
Net (loss)/income per
 share                          (.29)      (.02)       .09        .08
Dividends per share            .0875      .0875      .0875      .0875
Class A Common Stock
 prices:
  High                         21.25      19.00      15.25      15.63
  Low                          15.75      14.50      13.75      11.25
- ---------------------------------------------------------------------

(1) In the fourth quarter, fully diluted earnings per share were $.26.

STOCK AND SHAREHOLDERS

The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1994 there were approximately 5,200 shareholders.

INVESTOR INFORMATION

TRANSFER AGENT, DIVIDEND DISTRIBUTION AGENT AND REGISTRAR

Harris Trust and Savings Bank
Post Office Box 755
111 West Monroe Street
Chicago, Illinois 60690

NOTICE OF ANNUAL MEETING

The Annual Meeting of the Company's shareholders will be held on Thursday, May 18, 1995 at the Company's Headquarters, 1373 Broadway, Albany, New York at 4:00 p.m.

STOCK LISTING

Albany International is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol AIN). Stock tables in newspapers and financial publications list Albany International as "AlbanyInt."

FORM 10-K AND OTHER INFORMATION

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available in April. You may obtain a copy of the 10-K without charge. This report and other information concerning the Company is available by contacting the Investor Relations Department.

DIVIDEND REINVESTMENT PLAN

Stockholders have a convenient opportunity for automatic reinvestment of cash dividends and voluntary cash investments in the Company's stock through the Dividend Reinvestment Plan. Participating shareholders pay no service charges or brokerage commissions; all fees and commissions on shares purchased under the Plan will be paid by the Company.

Shareholders interested in participating in the Plan should contact:

Harris Trust and Savings Bank
Dividend Reinvestment
Post Office Box A-3309
Chicago, Illinois 60690-9939

or

Investor Relations Dept.
Albany International Corp.
P.O. Box 1907
Albany, New York 12201-1907

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
- --------------------------------------------------------------------------------

                                              1994      1993      1992      1991      1990

- ------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)

SUMMARY OF OPERATIONS
Net sales                                 $567,583  $546,120  $561,084  $557,218  $556,104
Cost of goods sold                         338,868   344,609   367,516   360,251   359,997
Operating income (1),(2)                    62,944    40,910    18,133    43,421    30,361
Interest expense, net                       16,820    16,115    18,829    20,090    18,450
Income before income taxes                  41,800    25,425     2,522    18,685    13,121
Income taxes                                17,974    10,017       958    10,219     6,858
Income before minority interest             23,826    15,408     1,564     8,466     6,263
Net income/(loss) (3),(4)                   23,952    15,524    (3,585)   10,311     7,649
Per share (5)                                 0.80      0.58     (0.14)     0.41      0.30
Average number of shares outstanding        29,953    26,679    25,559    25,415    25,312
Capital expenditures                        36,322    30,940    20,219    40,067   110,729
Dividends declared                          10,488     9,361     8,950     8,903     7,518
  Per Class A common share                  0.3500    0.3500    0.3500    0.3500    0.3500
  Per Class B common share                  0.3500    0.3500    0.3500    0.3500    0.1313

FINANCIAL POSITION
Current assets                            $314,176  $264,140  $249,669  $253,924  $272,696
Current liabilities                        112,777    97,930   109,477   103,031   104,299
Current ratio                                  2.8       2.7       2.3       2.5       2.6
Property, plant and equipment, net         320,719   302,829   308,618   362,456   365,558
Total assets                               721,386   655,420   645,992   674,713   703,286
Long-term debt                             232,767   208,620   239,732   250,423   262,042
Shareholders' equity (6)                   271,947   244,468   190,700   244,427   242,683
  Per share                                   9.05      8.18      7.44      9.59      9.57
Total capital (7)                          522,434   464,565   453,498   548,436   572,656
Total debt to total capital                  47.9%     47.4%     57.9%     48.4%     49.5%
Return on shareholders' equity                8.8%      6.4%      (1.9)%     4.2%     3.2%

NUMBER OF EMPLOYEES                          5,404     5,286     5,678     5,726     6,144
- ------------------------------

                                              1989      1988      1987      1986      1985      1984
- ----------------------------------------
(IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
SUMMARY OF OPERATIONS
Net sales                                 $505,474  $461,246  $402,203  $336,393  $301,830  $266,597
Cost of goods sold                         300,007   267,782   237,708   198,569   174,972   152,591
Operating income (1),(2)                    66,907    73,347    62,920    53,060    55,041    41,799
Interest expense, net                       19,857    16,637    14,908    16,625    20,705    23,692
Income before income taxes                  75,552    52,925    46,495    32,575    25,764    19,746
Income taxes                                33,171    18,809    21,875    19,427    16,352    13,396
Income before minority interest             42,381    34,116    24,620    13,148     9,412     6,350
Net income/(loss) (3),(4)                   44,492    36,258    25,245    14,717    11,365     8,316
Per share (5)                                 1.75      1.46      1.15      0.59      0.45      0.33
Average number of shares outstanding        25,408    24,779    21,992    24,947    25,094    25,094
Capital expenditures                        82,252    58,601    40,216    23,712    24,213    18,718
Dividends declared                           5,775     4,674     1,082        --        --        --
  Per Class A common share                  0.3125    0.2625    0.0625        --        --        --
  Per Class B common share                      --        --        --        --        --        --
FINANCIAL POSITION
Current assets                            $242,518  $206,729  $177,421  $150,264  $130,734  $117,045
Current liabilities                         98,885    84,880    86,691    69,529    54,374    45,658
Current ratio                                  2.4       2.4       2.0       2.2       2.4       2.6
Property, plant and equipment, net         260,907   214,807   182,232   152,669   140,866   124,636
Total assets                               566,342   477,237   417,722   359,727   325,999   296,174
Long-term debt                             145,493   157,833   130,745   173,041   159,809   174,182
Shareholders' equity (6)                   238,584   178,248   146,036    67,135    65,662    50,393
  Per share                                   9.26      7.10      6.01      3.06      2.62      2.01
Total capital (7)                          450,866   391,410   319,027   271,426   251,571   230,830
Total debt to total capital                  38.9%     48.3%     47.7%     70.4%     70.0%     76.5%
Return on shareholders' equity               21.3%     22.4%     23.7%     22.2%     19.6%     16.9%
NUMBER OF EMPLOYEES                          6,090     5,659     5,244     5,122     5,017     4,318
- ------------------------------

(1) The Company adopted Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", with respect to its U.S. retirement plans in December 1986 retroactive to January 1, 1986. The adoption of FAS 87 reduced pension cost for 1986 by $2,541,000. In 1989 the Company adopted the Standard for non-U.S. plans which reduced pension cost by $1,077,000.
(2) Included in 1990 is a charge to income of $8,500,000 for an early retirement window and terminations which were part of a world wide cost containment program.
(3) Included in 1987 is a charge to income for the difference between the amount accrued under Incentive Stock Unit (ISU) agreements and the appraised value of the 1,534,256 Class B Common shares which were issued to the holders of the ISU's. The amount of this charge was $2,195,000.
(4) In January 1989, the Company sold its property and facilities in Halmstad, Sweden for approximately $51,000,000 in cash and notes with a resulting net gain of approximately $23,000,000.
(5) In 1987, fully diluted earnings per share were $1.11.
(6) During 1987 the shareholders approved two new classes of common stock, Class A and Class B and the conversion of each outstanding share of Common Stock into 16 shares of the new Class B Common Stock. The above financial data has been restated as if the recapitalization had occurred January 1, 1984. All references to net income per share and numbers of shares outstanding have been adjusted to give retroactive effect to the recapitalization.
(7) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of Financial Accounting Standard No. 109 in 1992, Total capital includes all debt and shareholders' equity.

24