Form 10-K, Exhibit 13
period 1995-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1996-03-26
CIK 819793

REPORT OF MANAGEMENT

   Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based on our best judgments with due consideration given to materiality.
   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.
   The financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in accordance with generally accepted accounting principles, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.
   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

           [SIG]
J. Spencer Standish
CHAIRMAN OF THE BOARD

           [SIG]
Francis L. McKone
PRESIDENT AND CHIEF EXECUTIVE OFFICER

         [SIG]
Michael C. Nahl
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
ALBANY INTERNATIONAL CORP.

   We have audited the accompanying consolidated balance sheets of Albany International Corp. as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Albany International Corp. as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

        [COOPERS & LYBRAND SIG]

Albany, New York
January 25, 1996, except for Notes 6 and 17, for which the date is February 13, 1996

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

-------------------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31,                          1995       1994       1993

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENTS OF INCOME
Net sales                                             $ 652,645  $ 567,583  $ 546,120
Cost of goods sold                                      379,632    338,868    344,609
-------------------------------------------------------------------------------------
   Gross profit                                         273,013    228,715    201,511

Selling and general expenses                            139,102    124,883    123,496
Technical and research expenses                          45,020     40,888     38,968
Restructuring of operations and termination benefits         --         --     (1,863)
-------------------------------------------------------------------------------------
   Operating income                                      88,891     62,944     40,910

Interest income                                            (114)      (317)      (365)
Interest expense                                         20,123     17,137     16,480
Other (income)/expense, net                              (1,024)     4,324       (630)
-------------------------------------------------------------------------------------
   Income before income taxes                            69,906     41,800     25,425

Income taxes                                             27,233     17,974     10,017
-------------------------------------------------------------------------------------
   Income before associated companies                    42,673     23,826     15,408

Equity in earnings of associated companies                  377        126        116
-------------------------------------------------------------------------------------
   Net income                                            43,050     23,952     15,524

RETAINED EARNINGS
Retained earnings, beginning of period                  139,740    126,276    120,113
Less dividends                                           11,708     10,488      9,361
-------------------------------------------------------------------------------------
Retained earnings, end of period                      $ 171,082  $ 139,740  $ 126,276
-------------------------------------------------------------------------------------

NET INCOME PER SHARE
   Primary                                            $    1.43  $    0.80  $    0.58
   Fully diluted                                      $    1.35  $    0.80  $    0.58
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

---------------------------------------------------------------------------------------
 AT DECEMBER 31,                                                        1995       1994
(IN THOUSANDS)
ASSETS
Current assets:
Cash and cash equivalents                                          $   7,609  $     228
Accounts receivable, less allowance for doubtful accounts
   ($5,010, 1995; $4,618, 1994)                                      170,415    154,140
Inventories
   Finished goods                                                     88,378     78,501
   Work in process                                                    42,480     37,665
   Raw material and supplies                                          30,523     26,364
Deferred taxes and prepaid expenses                                   19,095     17,278
---------------------------------------------------------------------------------------
   Total current assets                                              358,500    314,176
---------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                          342,150    320,719
Investments in associated companies                                    2,366        992
Intangibles                                                           31,682     20,495
Deferred taxes                                                        28,537     40,251
Other assets                                                          33,290     24,753
---------------------------------------------------------------------------------------
   Total assets                                                    $ 796,525  $ 721,386
---------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                            $  16,268  $  16,676
Accounts payable                                                      35,262     30,236
Accrued liabilities                                                   59,301     53,750
Current maturities of long-term debt                                     985      1,044
Income taxes payable and deferred                                     12,067     11,071
---------------------------------------------------------------------------------------
   Total current liabilities                                         123,883    112,777
---------------------------------------------------------------------------------------
Long-term debt                                                       245,265    232,767
Other noncurrent liabilities                                         100,268     81,176
Deferred taxes and other credits                                      24,812     22,719
---------------------------------------------------------------------------------------
   Total liabilities                                                 494,228    449,439
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized 2,000,000
   shares; none issued                                                    --         --
Class A Common Stock, par value $.001 per share; authorized
   100,000,000 shares; 24,841,173 issued in 1995 and 24,564,033
   in 1994                                                                25         25
Class B Common Stock, par value $.001 per share; authorized
   25,000,000 shares; issued and outstanding 5,615,563 in 1995
   and 5,633,427 in 1994                                                   6          6
Additional paid in capital                                           176,345    170,539
Retained earnings                                                    171,082    139,740
Translation adjustments                                              (30,580)   (36,408)
Pension liability adjustment                                         (12,382)        --
---------------------------------------------------------------------------------------
                                                                     304,496    273,902
Less treasury stock, at cost                                           2,199      1,955
---------------------------------------------------------------------------------------
   Total shareholders' equity                                        302,297    271,947
---------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                      $ 796,525  $ 721,386
---------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

------------------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31,                         1995       1994       1993

(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                           $  43,050  $  23,952  $  15,524
Adjustments to reconcile net cash provided by
   operating activities:
   Equity in earnings of associated companies             (377)      (126)      (116)
   Distributions received from associated companies         --         42        407
   Depreciation and amortization                        43,087     38,649     41,969
   Accretion of convertible subordinated debentures      1,628      1,519      1,419
   Provision for deferred income taxes, other
   credits and long-term liabilities                     6,739     (2,395)    (8,455)
   Increase in cash surrender value of life
   insurance, net of premiums paid                        (654)      (468)      (452)
   Unrealized currency transaction gains                (1,469)    (1,271)      (998)
   (Gain)/loss on disposition of assets                   (754)     1,280     (6,967)
   Treasury shares contributed to ESOP                   3,454      2,671      2,344
Changes in operating assets and liabilities:
   Accounts receivable                                 (13,926)   (30,021)     3,272
   Inventories                                         (19,061)   (15,046)      (815)
   Prepaid expenses                                        386        586        470
   Accounts payable                                      4,658      6,527        212
   Accrued liabilities                                   1,527     (5,054)    (6,715)
   Income taxes payable                                    (88)     2,124      4,587
   Other, net                                             (747)       140       (507)
------------------------------------------------------------------------------------
   Net cash provided by operating activities            67,453     23,109     45,179
------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment          (41,921)   (36,322)   (30,940)
   Purchased software                                   (2,215)    (2,053)        --
   Proceeds from sale of assets                          1,762      1,855     27,750
   Acquisitions, net of cash acquired                  (11,312)       526    (55,356)
   Investment in associated company                       (915)        --         --
   Premiums paid for life insurance                     (1,196)    (1,196)    (1,198)
------------------------------------------------------------------------------------
   Net cash used in investing activities               (55,797)   (37,190)   (59,744)
------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                             21,348     51,484     65,205
   Principal payments on debt                          (14,542)   (23,490)  (107,090)
   Proceeds from options exercised                       4,408        126         --
   Tax benefit of options exercised                        581         12         --
   Purchases of treasury shares                         (2,883)        --         --
   Proceeds from sale of common stock                       --         --     68,690
   Dividends paid                                      (11,305)   (10,474)    (8,990)
------------------------------------------------------------------------------------
   Net cash (used)/provided by financing activities     (2,393)    17,658     17,815
------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                 (1,882)    (4,730)    (5,874)
------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents         7,381     (1,153)    (2,624)
Cash and cash equivalents at beginning of year             228      1,381      4,005
------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   7,609  $     228  $   1,381
------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has a 50% interest in two related entities in South Africa. The consolidated financial statements include the Company's original investment in the South African entities, plus its share of undistributed earnings, in the account "Investments in associated companies." The Company had 40% equity interests in companies in Mexico, Brazil and Argentina until the first quarter of 1994 when it exchanged its 40% equity interests in Brazil and Argentina for the remaining 60% equity interest in Mexico.

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

  ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income. Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally reported, net of tax, in shareholders' equity in the caption "Translation adjustments."

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $19,700,000 in 1995, $18,388,000 in 1994 and $17,605,000 in 1993.

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

     Patents, at cost, are amortized on a straight-line basis over either 8 or 10 years.

     Computer software, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

  INCOME TAXES

     The Company accounts for taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under FAS No. 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

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

  EARNINGS PER SHARE

     Primary earnings per share on common stock are computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Options granted under the Company's stock option plans were not dilutive to primary earnings per share during 1995, 1994 and 1993. The 5.25% convertible subordinated debentures issued in March 1992 are not common stock equivalents and are therefore not considered in the calculation of primary earnings per share. The weighted average number of common shares outstanding during 1995, 1994 and 1993 was 30,201,858, 29,953,346 and 26,679,361, respectively. For purposes of calculating fully diluted earnings per share, conversion of the subordinated debentures, interest savings, net of income taxes, and the exercise of options assuming the purchase of treasury shares with the proceeds, are considered. The weighted average number of shares outstanding, assuming full dilution, in 1995 was 36,254,459 and net income was $48,800,000. The options and the convertible subordinated debentures were not dilutive during 1994 and 1993.

  2. INVENTORIES

     The cost of inventories valued under the LIFO method is $67,872,000 at December 31, 1995 and $67,251,000 at December 31, 1994. Had the Company's inventory been valued at average cost (which approximates replacement cost), inventories would have been $5,707,000 higher in 1995 and $5,771,000 higher in 1994.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

-------------------------------------------------------
      (IN THOUSANDS)                     1995      1994
-------------------------------------------------------
      Land                           $ 23,107  $ 22,467
      Buildings                       160,476   147,439
      Machinery and equipment         441,536   386,034
-------------------------------------------------------
                                      625,119   555,940
-------------------------------------------------------
      Accumulated depreciation        282,969   235,221
-------------------------------------------------------
                                     $342,150  $320,719
-------------------------------------------------------

     Construction in progress was approximately $363,000 in 1995 and $3,339,000 in 1994.

     Depreciation expense was $41,375,000 in 1995, $37,554,000 in 1994, and
     $41,286,000 in 1993.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $15,129,000 in 1995, $14,400,000 in 1994, and $15,138,000
     in 1993.

     Capital expenditures were $41,921,000 in 1995, $36,322,000 in 1994, and
     $30,940,000 in 1993. At the end of 1995, the Company was committed to $25,592,000 of future expenditures for new equipment.

  4. INTANGIBLES

     The components of intangibles are summarized below:

-----------------------------------------------------
      (IN THOUSANDS)                    1995     1994
-----------------------------------------------------
      Excess purchase price over
       fair value                    $34,643  $29,049
      Patents                         10,440   10,329
      Accumulated amortization       (19,679) (18,883)
      Deferred unrecognized pension
       cost (see Note 12)              6,278       --
-----------------------------------------------------
                                     $31,682  $20,495
-----------------------------------------------------

     Amortization expense was $796,000 in 1995 and $683,000 in 1994 and 1993.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

-----------------------------------------------------
      (IN THOUSANDS)                    1995     1994
-----------------------------------------------------
      Salaries and wages             $18,622  $14,853
      Employee benefits               15,967   13,895
      Returns and allowances           4,326    2,744
      Interest                         3,072    3,325
      Restructuring costs              1,039    2,852
      Acquisition obligation           5,000       --
      Other                           11,275   16,081
-----------------------------------------------------
                                     $59,301  $53,750
-----------------------------------------------------

  6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1995 and 1994 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 13.2% (7.63% excluding Brazil) in 1995 and 6.7% in 1994.

     Long-term debt at December 31, 1995 and 1994, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

-------------------------------------------------------
      (IN THOUSANDS)                     1995      1994
-------------------------------------------------------
      $150 million 5.25% converti-
       ble subordinated debentures
       due 2002, yielding 7.0%.      $136,963  $135,338
      $150 million revolving credit
       agreement which terminates
       in 2000 with LIBOR borrow-
       ings outstanding at an aver-
       age interest of 6.15% in
       1995 and 4.85% in 1994.         64,000    50,000
      Various notes, mortgages and
       debentures relative to
       operations principally
       outside the United States,
       at an average interest of
       6.92% in 1995 and 6.11% in
       1994, due in varying amounts
       through 2015.                   29,774    30,287
      Industrial revenue financings
       at an average interest of
       5.89% in 1995 and 5.43% in
       1994, due in varying amounts
       through 2015.                   14,528    17,142
-------------------------------------------------------
                                     $245,265  $232,767
-------------------------------------------------------

     Principal payments due on long-term debt are: 1996, $985,000; 1997, $6,134,000; 1998, $10,545,000; 1999, $1,079,000; 2000, $64,354,000.

     Interest paid was $20,076,000 in 1995, $16,708,000 in 1994, and $16,634,000
     in 1993.

     The Company's revolving credit agreement provides that the Company may borrow up to $150,000,000 until March 31, 2000 at which time the banks' commitment to lend is terminated. In 1996, the revolving credit agreement was renegotiated to increase the banks' commitment to $300 million, of which $150 million will mature in 2001 and the remainder in 2002. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. The maximum interest rate margin over LIBOR is determined by the Company's cash flow to debt ratio. New borrowings under the revolving credit facility are conditional on the absence of material adverse changes in the business, financial position, results of operations and prospects of the Company and its consolidated subsidiaries taken as a whole. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     The revolving credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1995, $39,806,000 was available for the payment of cash dividends.

     Under the revolving credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $159,000,000 at December 31, 1995.

     During March 1992, the Company sold original issue discount 5.25% convertible subordinated debentures due 2002 which, if held to maturity, would yield 7.0% to the original purchaser. The proceeds to the Company, net of original issue discount and expenses, were $128,430,000. The original issue discount is amortized over the term of the debentures. When issued, the debentures were convertible into 5,712,450 shares of Class A Common Stock. At December 31, 1995, two debentures have been converted into 76 shares of Class A Common Stock. On February 13, 1996, the Company notified the holders of the debentures that the debentures would be redeemed on March 15, 1996 at a redemption price of 91.545%. A one-time extraordinary non-cash charge to income of approximately $1,200,000, net of tax, will be recorded in the first quarter of 1996.

     The Company has swap agreements wherein on a notional amount of $250,000,000 the Company will pay a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty is obligated to make payments to the Company calculated at an average of 70% of LIBOR. As of December 31, 1995 and 1994, the average blended rates payable on the long-term swap agreements were 4.24% and 4.14%, respectively, and the blended rates receivable were 4.33% and 4.21%, respectively. The swap agreements expire during 2000. The practical effect of these swaps is to partially hedge the potential effect of higher tax rates after August 1990. The Company values these contracts at market (approximately $282,000) by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. Included in the "Interest rate protection agreements" component of "Other (income)/expense, net", see Note 9, is (income)/expense of approximately $(1,026,000), $(557,000) and $220,000 related to the net cash (received)/paid as part of these agreements in 1995, 1994 and 1993, respectively. Also included in "Interest rate protection agreements" is the change in the valuation which resulted in income of approximately $(304,000) and $(297,000) in 1995 and 1994, respectively.

     At December 31, 1995, the Company had various forward exchange contracts maturing during 1996. For each closed position, a sale contract of a particular currency was matched with a purchase contract for the same currency at the same amount, counterparty and settlement date. Open positions were valued at fair value using the estimated forward exchange rate of a matching contract as of December 31, 1995. The foreign currency positions, both open and closed, as of December 31, 1995, by major currency, are:

------------------------------------------------------------------
                                     Buy Contracts  Sell Contracts
      Currency                       or Fair Value  or Fair Value
------------------------------------------------------------------
          (IN THOUSANDS)
      Dutch Guilder                        $24,748         $25,206
      German Mark                           25,179          25,135
      Swedish Krona                         26,917          24,738
------------------------------------------------------------------
      Total                                $76,844         $75,079
------------------------------------------------------------------

     The primary purpose of these contracts was to either provide an economic hedge against currency fluctuation effects on future revenue streams or to hedge the net assets and intercompany loans related to foreign operations. Forward exchange contracts that are designated hedges are typically entered into at currency amounts up to an amount equal to the net assets of the related foreign operation and any intercompany loan balance in that foreign currency. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1995 and 1994, the Company was not a party to any such contracts. The "Interest rate protection agreements" component of "Other (income)/expense, net" includes losses on futures contracts, based on fair value, of $917,000 and $222,000 in 1994 and 1993, respectively.

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

     The Company has an agreement under which it may sell to a financial institution up to $40,000,000 of the Company's right to receive certain payments for goods ordered from the Company. At December 31, 1995 and 1994, there were no amounts sold under this agreement.

     At December 31, 1995 the estimated fair value of the Company's long-term debt excluding current maturities approximates $243,774,000. The estimate is based on the quoted market price for the 5.25% convertible subordinated debentures, the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

  7. LEASES

     Total rental expense amounted to $16,673,000, $15,527,000, and $21,488,000 for 1995, 1994, and 1993, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995 are: 1996, $17,400,000; 1997, $14,837,000; 1998, $10,215,000;
     1999, $8,039,000; 2000 $4,587,000; and thereafter, $3,336,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1995, 15,061,237 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock, the exercise of stock options and the conversion of 5.25% convertible subordinated debentures.
     The Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock in the open market. The Company has purchased 853,200 shares of its Class A Common Stock since 1990 and may purchase up to 1,146,800 more shares without further advance public announcement.
     The Board authorized the payment of dividends totalling $.3875 per common share during 1995 and $.35 per common share per year during 1994 and 1993.

     Changes in shareholders' equity for 1995, 1994, and 1993 are as follows:

-----------------------------------------------------------------------------------------------
                                        Class A         Class B                  Treasury Stock
                                      Common Stock    Common Stock   Additional    (Class A)
                                     --------------  --------------   Paid in    --------------
      (IN THOUSANDS)                 Shares  Amount  Shares  Amount   Capital    Shares  Amount
-----------------------------------------------------------------------------------------------
      Balance: January 1, 1993       20,429     $20   5,659      $6    $101,395     445  $6,649
      Shares contributed to ESOP         --      --      --      --          32    (138) (2,312)
      Public offering                 4,102       4      --      --      68,685      --      --
      Other                              --       1      --      --          --      --      --
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1993     24,531     $25   5,659      $6    $170,112     307  $4,337
      Shares contributed to ESOP         --      --      --      --         289    (143) (2,382)
      Conversion of Class B shares
      to Class A shares                  26      --     (26)     --          --      --      --
      Options exercised                   7      --      --      --         138      --      --
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1994     24,564     $25   5,633      $6    $170,539     164  $1,955
      Shares contributed to ESOP         --      --      --      --         815    (170) (2,639)
      Conversion of Class B shares
      to Class A shares                  18      --     (18)     --          --      --      --
      Conversion of subordinated
      debentures                         --      --      --      --           2      --      --
      Purchases of treasury shares       --      --      --      --          --     150   2,883
      Options exercised                 259      --      --      --       4,989      --      --
      Other                              --      --       1      --          --      --      --
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1995     24,841     $25   5,616      $6    $176,345     144  $2,199
-----------------------------------------------------------------------------------------------

  9. OTHER (INCOME)/EXPENSE, NET

     The components of other (income)/expense, net, as further described in Note 6, are:

-------------------------------------------------------------
      (IN THOUSANDS)                    1995    1994     1993
-------------------------------------------------------------
      Currency transactions          $(3,281) $2,590  $(5,515)
      Interest rate protection
       agreements                     (1,330)     63      442
      Pre-receivable sales                93    (214)   2,348
      Amortization of debt issuance
       costs and loan origination
       fees                              837     804      804
      Other                            2,657   1,081    1,291
-------------------------------------------------------------
                                     $(1,024) $4,324  $  (630)
-------------------------------------------------------------

10. INCOME TAXES

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income. The components of income taxes are:

--------------------------------------------------------------
       (IN THOUSANDS)                   1995     1994     1993
--------------------------------------------------------------
       Current:
         U.S. Federal                $ 6,280  $14,920  $10,132
         U.S. State                      860      948    1,305
         Non-U.S.                      5,304    5,835    8,699
--------------------------------------------------------------
                                      12,444   21,703   20,136
--------------------------------------------------------------
       Deferred:
         U.S. Federal                  5,402   (5,772)  (4,694)
         U.S. State                      617     (660)    (536)
         Non-U.S.                      8,770    2,703   (4,889)
--------------------------------------------------------------
                                      14,789   (3,729) (10,119)
--------------------------------------------------------------
                                     $27,233  $17,974  $10,017
--------------------------------------------------------------

     U.S. income before income taxes was $32,472,000 in 1995, $18,097,000 in 1994, and $31,405,000 in 1993.

     Taxes paid, net of refunds, were $9,269,000 in 1995, $19,639,000 in 1994, and $3,657,000 in 1993.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

-------------------------------------------------------------
                                       1995     1994     1993
-------------------------------------------------------------
       U.S. statutory rate              35.0%    35.0%    35.0%
       State taxes                       2.7      2.4      6.8
       Non-U.S. tax rates,
        repatriation of earnings,
        and other net charges
        associated with prior years      (.3)     5.9     (1.4)
       Other                             1.4      (.3)    (1.0)
-------------------------------------------------------------
       Effective tax rate               38.8%    43.0%    39.4%
-------------------------------------------------------------

     The significant components of deferred income tax expense/(benefit) attributed to income from operations for the years ended December 31, 1995, 1994, and 1993 are as follows:

---------------------------------------------------------------
       (IN THOUSANDS)                   1995     1994      1993
---------------------------------------------------------------
       Deferred tax
        expense/(benefit)            $ 9,113  $(6,603) $(10,518)
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                      4,500   (1,584)   (1,983)
       Utilization of operating
        loss carryforwards             1,176    4,458     2,382
---------------------------------------------------------------
                                     $14,789  $(3,729) $(10,119)
---------------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.

     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $80,897,000 at December 31, 1995. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994 are presented below:

                   -----------------------------------------------

                                           U.S.            Non-U.S.
                                     ----------------  ----------------
       (IN THOUSANDS)                   1995     1994     1995     1994
-----------------------------------------------------------------------
       Accounts receivable, princi-
        pally due to allowance for
        doubtful accounts            $   369  $   273  $  (134) $  (521)
       Inventories, principally due
        to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986         6,591    4,919      (18)       2
       Tax loss carryforwards             --       --    4,587    3,851
       Other                           2,307    3,063    1,032      975
-----------------------------------------------------------------------
       Total current deferred tax
        assets                         9,267    8,255    5,467    4,307
-----------------------------------------------------------------------
       Sale lease back transaction     1,208    1,537       --       --
       Deferred compensation           5,557    4,707       --       --
       Tax loss carryforwards             --       --   16,486   21,645
       Plant, equipment and
        depreciation                  (8,309)  (3,814)     260     (150)
       Postretirement benefits
        other than pensions           14,200   17,105       --       --
       Other                            (281)    (129)    (584)    (650)
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                    12,375   19,406   16,162   20,845
-----------------------------------------------------------------------
       Total deferred tax assets     $21,642  $27,661  $21,629  $25,152
-----------------------------------------------------------------------
       Total current deferred tax
        liabilities                       --       --  $ 2,835  $ 1,685
-----------------------------------------------------------------------
       Plant, equipment and
        depreciation                      --       --   20,996   19,425
       Other                              --       --    1,328     (811)
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                   --       --   22,324   18,614
-----------------------------------------------------------------------
       Total deferred tax
        liabilities                       --       --  $25,159  $20,299
-----------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. net deferred tax asset relates to tax loss carryforwards of which approximately 15% is expected to be used in 1996 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. BUSINESS SEGMENT AND GEOGRAPHIC DATA

     The Company operates primarily in one industry segment which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics and related products used in the manufacture of paper and paperboard. The Company sells its products on a worldwide basis with its principal markets listed in the table below.
     The following table shows data by geographic area and in 1993 includes restructuring of operations and termination benefits and the gain related to the sale of the Engineered Systems Division:

-----------------------------------------------------------------
      (IN THOUSANDS)                     1995      1994      1993
-----------------------------------------------------------------
      NET SALES
        United States                $258,974  $239,755  $240,853
        Canada                         65,203    57,459    58,015
        Europe                        240,663   191,883   177,688
        Rest of World                  87,805    78,486    69,564
-----------------------------------------------------------------
          Total                      $652,645  $567,583  $546,120
-----------------------------------------------------------------
      OPERATING INCOME/ (LOSS)
        United States                $ 41,549  $ 31,400  $ 38,668
        Canada                         12,815     7,333     5,506
        Europe                         23,119    15,233    (7,881)
        Rest of World                  11,408     8,978     4,617
-----------------------------------------------------------------
          Total                      $ 88,891  $ 62,944  $ 40,910
-----------------------------------------------------------------
      ASSETS
        United States                $297,597  $270,143  $251,318
        Canada                         67,638    59,280    55,714
        Europe                        307,728   283,499   251,722
        Rest of World                 123,562   108,464    96,666
-----------------------------------------------------------------
          Total                      $796,525  $721,386  $655,420
-----------------------------------------------------------------

     Sales among geographic areas and export sales are not significant. Operating income includes an allocation of corporate expenses because such costs are incurred principally for the benefit of operating companies. Assets exclude intercompany accounts.

12. PENSION PLANS

     The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, a noncontributory, nonqualified pension plan covering certain U.S. executives and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment.

     The following table sets forth the Plans' funded status and amounts recognized in the Company's balance sheet. Amounts are shown at September 30, for U.S. pension plans. Amounts for non-U.S. plans are projected to December 31 from the most recent valuation.

-----------------------------------------------------------------------------
                                       Plans in Which       Plans in Which
                                        Assets Exceed         Accumulated
                                         Accumulated        Benefits Exceed
                                          Benefits              Assets
                                     -------------------  -------------------
       (IN THOUSANDS)                     1995      1994      1995       1994
-----------------------------------------------------------------------------
       Actuarial present value of
        benefit obligations:
         Vested                      $ (26,979) $(88,180) $(94,095) $  (9,419)
         Accumulated                   (29,348)  (93,576)  (99,364)   (10,973)
         Projected                     (37,138) (112,125) (116,643)   (14,487)
       Plan assets at fair value,
        primarily listed stocks and
        bonds                           35,787   100,369    75,628         --
-----------------------------------------------------------------------------
       Projected benefit
        obligation in excess
        of plan assets                  (1,351)  (11,756)  (41,015)   (14,487)
       Unrecognized net loss             4,321    17,377    33,239      2,472
       Prior service cost not yet
        recognized in net periodic
        pension cost                       760     7,585     6,278         --
       Remaining unrecognized net
        (asset)
        obligation                        (199)   (7,626)   (5,164)       315
       Recognized unaccrued pension
        expense                             --        --   (19,320)        --
-----------------------------------------------------------------------------
       Accrued pension asset
        (liability)                  $   3,531  $  5,580  $(25,982) $ (11,700)
-----------------------------------------------------------------------------

     The expected long-term rate of return for U.S. plans was 10% for 1995, 1994, and 1993. The weighted average discount rate was 7.8% for 1995, 9.5% for 1994, and 7.8% for 1993. The rate of increase in future compensation levels for salaried and hourly employees was 5.1% and 5.9%, respectively in 1995, 5.9% and 6.0%, respectively in 1994, and 4.4% and 4.5%, respectively in 1993.

     The weighted average expected long-term rate of return for non-U.S. plans was 8.0% for 1995, 7.4% for 1994, and 8.0% for 1993. The weighted average discount rate was 7.9% for 1995, 8.5% for 1994, and 7.3% for 1993. The weighted average rate of increase in future compensation levels was 5.3% for 1995, 5.7% for 1994, and 4.8% for 1993.

     The Company was required to accrue an additional minimum liability in 1995 for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1995 of $18,660,000 was offset by an asset amounting to $6,278,000 (included in intangibles) and a direct charge to equity of $12,382,000. No additional minimum liability was required to be accrued for 1994.
     The vested benefit obligation has been determined based upon the actuarial present value of the vested benefits to which an employee is currently entitled, based on the employee's expected date of separation or retirement.

     Net pension cost included the following components:

--------------------------------------------------------------
      (IN THOUSANDS)                    1995     1994     1993
--------------------------------------------------------------
      Service cost                   $ 4,093  $ 4,276  $ 4,311
      Interest cost on
       projected benefit
       obligation                     11,425    9,709    9,780
      Actual return on assets         (9,553)  (7,197)  (9,341)
      Net amortization and deferral     (544)  (1,837)   1,158
--------------------------------------------------------------
      Net periodic pension cost      $ 5,421  $ 4,951  $ 5,908
--------------------------------------------------------------

     Annual pension cost charged to operating expense for all Company plans was $8,342,000 for 1995, $8,529,000 for 1994, and $7,840,000 for 1993.

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

     The following table reflects the status of the postretirement benefit plan:

-----------------------------------------------------
      (IN THOUSANDS)                    1995     1994
-----------------------------------------------------
      Accumulated postretirement
       benefit obligation:
        Retirees                     $24,905  $22,890
        Fully eligible active plan
         participants                  4,198    3,131
        Other active participants     15,536    9,740
-----------------------------------------------------
                                      44,639   35,761
      Unrecognized gain                7,757   15,586
-----------------------------------------------------
      Accrued postretirement cost    $52,396  $51,347
-----------------------------------------------------

     Net periodic postretirement benefit cost included the following:

-----------------------------------------------------------
      (IN THOUSANDS)                   1995    1994    1993
-----------------------------------------------------------
      Service cost of benefits
       earned                        $  699  $  935  $  804
      Interest cost on accumulated
       postretirement benefit
       obligation                     3,264   3,163   3,475
      Amortization of unrecognized
       net gain                        (613)   (141)    (96)
-----------------------------------------------------------
      Net periodic postretirement
       benefit cost                  $3,350  $3,957  $4,183
-----------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 7.5% is assumed for 1995. This rate is assumed to decrease gradually to 5.5% by 1999 and remain at that level thereafter.

     The weighted average discount rate was 7.8% for 1995, 9.5% for 1994 and 7.8% for 1993.

     A one percentage point increase in the health care cost trend rate would result in a $5,808,000 increase in the accumulated postretirement benefit obligation as of December 31, 1995 and an increase of $582,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1995.

14. TRANSLATION ADJUSTMENTS

     The Consolidated Statements of Cash Flows were affected by translation as follows:

---------------------------------------------------------------
      (IN THOUSANDS)                    1995     1994      1993
---------------------------------------------------------------
      Change in cumulative
       translation
       adjustments                   $(5,828) $(9,350) $ 21,860
      Other noncurrent
       liabilities                    (1,095)  (2,117)    2,531
      Deferred taxes                  (1,421)     (51)     (101)
      Long-term debt                    (565)    (459)    1,038
      Investments in associated
       companies                          81     (278)     (198)
      Net fixed assets                10,863   17,046   (19,408)
      Other assets                      (153)     (61)      152
---------------------------------------------------------------
      Effect of exchange rate
       changes                       $ 1,882  $ 4,730  $  5,874
---------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     (increase)/decrease from translation of non-U.S. financial statements of $(462,000), $(1,853,000) and $9,577,000; from remeasurement of loans of
     $(7,379,000), $(11,023,000) and $9,518,000 in 1995, 1994, and 1993,
     respectively; and by losses on designated hedges, net of tax, of $2,013,000, $3,526,000 and $2,765,000 in 1995, 1994 and 1993, respectively.

     In 1995 and 1994, net translation losses/(gains) included in operations in Brazil were $354,000 and $(532,000), respectively, and were included in cost of goods sold. Net translation losses related to operations in Brazil and Mexico in 1993 were $1,316,000 with amounts included in cost of goods sold.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988 and during 1992, the shareholders approved stock option plans which each provide for granting of up to 2,000,000 shares of Class A Common Stock to key employees. Options are generally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are not less than the market value of the shares on the date of grant. Unexercised options generally terminate twenty years after date of grant for both the 1988 and 1992 plans. Prices per share for shares under option at December 31, 1995 range from $15.00 to $22.25. In 1995 and 1994, options were exercised at prices that range from $16.25 to $18.75. Activity with respect to these plans is as follows:

--------------------------------------------------------------------
                                          1995       1994       1993
--------------------------------------------------------------------
      Shares under option at
       January 1                     2,630,400  2,417,850  2,087,500
      Options granted                  436,250    244,500    380,250
      Options cancelled                  7,800     24,450     49,900
      Options exercised                259,200      7,500         --
--------------------------------------------------------------------
      Shares under option at
       December 31                   2,799,650  2,630,400  2,417,850
      Options exercisable at
       December 31                   1,896,050  1,837,700  1,601,400
      Shares available                 933,650  1,362,100  1,582,150
--------------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $1,240,000 in 1995, $1,211,000 in 1994 and $1,002,000 in 1993. The increase in cash value, net of premiums, was $654,000 in 1995, $468,000 in 1994 and $452,000 in 1993.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 3% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches 50% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $2,906,000 in 1995, $2,771,000 in 1994 and $2,400,000 in 1993.

     In 1994, the Company adopted a profit-sharing plan covering substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $2,279,000 in 1995 and $1,161,000 in 1994.

     In 1996, the Company intends to adopt the required disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation".

16. ACQUISITIONS, DIVESTITURE AND RESTRUCTURING
     In May 1995, the Company acquired substantially all of the assets of Panyu South Fabrics Industrial Company, a manufacturer of paper machine clothing located in China, for approximately $7,000,000.

     In September 1995, the Company concluded the purchase of all of the outstanding capital stock and land and buildings used in the business of Technical Service Industries, a supplier of engineered fabrics to the nonwovens industry. The purchase price was approximately $10,000,000, with $900,000 paid at closing, $5,000,000 due January 1, 1996 and the balance deferred up to 10 years.

     In December 1995, the Company completed the acquisition of Kelley Door Systems for approximately $4,000,000. Kelley operations will be consolidated with the Company's Nomafa Door Division.

     All 1995 acquisitions were accounted for as purchases and, accordingly, the Company has included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates.

     As part of the Company's previously announced program to restructure operations in order to focus on the core paper machine clothing industry, the Company completed on June 30, 1993 the sale of its Albany Engineered Systems Division (AES) for $27,400,000. The Company realized an $8,900,000 gain on the sale. At the same time, the Company recorded restructuring charges which included $2,200,000 for asset write offs, $2,500,000 for lease obligations related to an unoccupied facility and $2,300,000 for termination costs related to downsizing certain operations. The asset write offs and termination costs will continue until 1996 and lease obligation payments will continue until 1999.

     The components of accrued restructuring costs consist of:

-----------------------------------------------------------
      (IN THOUSANDS)                   1995    1994    1993
-----------------------------------------------------------
      Termination costs              $  317  $1,490  $2,329
      Asset write offs                  275   1,087   1,358
      Lease obligations               1,693   1,873   2,500
      Other                              --      --      12
-----------------------------------------------------------
                                     $2,285  $4,450  $6,199
-----------------------------------------------------------

     The decrease in accrued balances are the result of actual payments for terminations or incurred expenses and the disposal of written down equipment.

17. SUBSEQUENT EVENT

     In February 1996, the Company announced that it had received approval from the Korean government to establish a 100% owned paper machine clothing manufacturing operation in South Korea. The Company expects to construct a new facility on approximately nine acres of land in Chungju Industrial Park located about 75 miles southeast from Seoul at an initial cost of approximately $16,000,000, with shipments expected to begin in late 1997.

FINANCIAL REVIEW

REVIEW OF OPERATIONS

--1995 VS. 1994

Net sales increased $85.1 million or 15.0% as compared with 1994. Net sales were increased by $8.1 million from the effect of a weaker U.S. dollar as compared to 1994. Excluding this effect, 1995 net sales increased 13.6% over 1994.

Net sales in the United States increased 8.0% in 1995 as compared to 1994. In the U.S., the robust performance of all paper grades in 1995 was slowed in the fourth quarter due to papermakers' temporary shutdowns, particularly for containerboard inventory correction. Canadian sales increased 13.5% due in part to higher export sales to Asian markets.

European sales increased 25.4% in 1995 as compared to 1994. Excluding the effect of the weaker U.S. dollar, net sales in Europe increased 11.9%. Sales in the Rest of World segment increased 11.9% as compared to 1994.

The Company continued to gain market share in all product lines due to good customer acceptance and excellent performance of new products on all three sections of the paper machine. In December 1995, a price increase of 5% for the United States was announced commencing in January 1996. In addition, 1996 price increases were announced in selective European markets and Canada. Management anticipates that the average effect of price increases for 1996 will be between 2% and 3%.

Gross profit continued to improve and was 41.8% of net sales in 1995 as compared to 40.3% in 1994. Variable costs as a percent of net sales increased to 32.9% in 1995 from 32.4% in 1994 due mainly to increased sales of product lines with higher cost to sales dollar ratios.

Selling, technical, general and research expenses increased 11.1% in 1995 as compared to 1994. Excluding the effect of translation of non-U.S. currencies into U.S. dollars, these expenses would have increased 9.9%. Temporary increases associated with the introduction of new products, increased wages and benefit costs and higher sales commissions were the principal reasons for this increase.

Operating income as a percent of net sales increased to 13.6% as compared to 11.1% in 1994. Management anticipates that operating income as a percent of net sales should continue to improve in 1996.

The increase in other (income)/expense, net as compared to 1994, was due to currency transactions which resulted in $5.9 million more income in 1995. Currency transaction income results from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular quarter. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

The effective tax rate for 1995 is approximately 39% as compared to 43% for 1994. The 1994 rate included an accrual of net charges associated with prior years resulting from both U.S. and non-U.S. examinations. Management anticipates that the 1996 effective tax rate will be approximately 39%.

In May 1995, the Company acquired substantially all of the assets of Panyu South Fabrics Industrial Company, a manufacturer of paper machine clothing located in China, for approximately $7 million. Management anticipates that this purchase and additional investments in China will total approximately $15 million by the end of 1996.

In September 1995, the Company concluded the purchase of all of the outstanding capital stock and land and buildings used in the business of Technical Service Industries, a supplier of engineered fabrics to the nonwovens industry. The purchase price was approximately $10 million, with $.9 million paid at closing, $5.0 million due January 1, 1996 and the balance deferred up to 10 years.

In December 1995, the Company completed the acquisition of Kelley Door Systems for approximately $4 million. Kelley operations will be consolidated with the Company's Nomafa Door Division. Additional expenditures in early 1996 for equipment and inventories will approximate $1 million.

All 1995 acquisitions were accounted for as purchases and, accordingly, the Company has included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates. Reported results were not significant.

In February 1996, the Company announced that it had received approval from the Korean government to establish a 100% owned paper machine clothing manufacturing operation in South Korea. The Company expects to construct a new facility on approximately nine acres of land in Chungju Industrial Park located about 75 miles southeast from Seoul at an initial cost of approximately $16 million, with shipments expected to begin in late 1997.

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

European sales increased 8.0% in 1994 as compared to 1993 reversing a three year decline which began in 1991. Sales growth rates in the Nordic region and Continental Europe were strongest in the second half of 1994. Sales in the Rest of World segment increased 12.8% as compared to 1993.

The Company continued to gain market share in Forming Fabrics and Dryer Fabrics and retain its Press Fabrics market share. There were no significant price increases that took effect in 1994, except for new products and upgrades. Price increases announced in December 1994 for the United States, Canada and parts of Europe became effective during 1995.

Gross profit continued to improve and was 43.7% of net sales for the three months ended December 31, 1994 as compared to 39.2% for the same period in 1993 increasing the full year result to 40.3% for 1994 as compared to 36.9% for 1993. Variable costs as a percent of net sales decreased to 32.4% in 1994 from 34.0% in 1993 due mainly to plant closings and workforce reductions, principally in Europe, and the divestiture of AES in June 1993. In addition, the Company's Total Quality Assurance program resulted in improved product quality and efficiencies, both of which have contributed to lower costs.

Selling, technical, general and research expenses increased 2.0% in 1994 as compared to 1993. Excluding the effect of translation of non-U.S. currencies into U.S. dollars and the sale of AES, these expenses would have increased 6.2%. The Company did not reduce its sales and service efforts as there was increasing customer demand for service.

Operating income as a percent of net sales increased to 11.1% as compared to 7.5% in 1993. The capacity expansion and upgrades over the last several years, along with the restructuring program, should position the Company to capitalize on future opportunities for sales and earnings growth as world economies and markets continue to improve.

The decrease in other (income)/expense, net as compared to 1993, was due to currency transactions which resulted in $8.1 million less income in 1994 and no pre-receivable sales in 1994 which resulted in $2.6 million less expense in 1994.

The Company's 1994 effective tax rate was 43.0% as compared to 39.4% for the comparable period in 1993. The rate increase was due principally to the accrual of net charges associated with prior years resulting from both U.S. and non-U.S. examinations.

During February 1994 the Company exchanged its 40% equity interests in Brazil and Argentina for the remaining 60% interest in Mexico. The transaction was accounted for as a purchase, and accordingly, the Company included the results of operations in its financial statements as of January 1, 1994. Reported results of Mexico were not significant. The Company's only remaining equity interests are 50% ownership in two related entities in South Africa. (See Note 1 of Notes to Consolidated Financial Statements).

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

The profitability in the Company's geographic regions in 1995 as compared to 1994 increased in all regions (see Note 11 of Notes to Consolidated Financial Statements). Total operating income increased 41.2% as compared to 1994. Operating income/(loss) as a percent of net sales, after excluding restructuring of operations and termination benefits, for the United States was 16.0% in 1995, 13.1% in 1994 and 10.8 % in 1993; and for Canada was 19.7% in 1995, 12.8% in
1994 and 10.5% in 1993; for Europe was 9.6% in 1995, 7.9% in 1994 and (.1%) in
1993 and for Rest of World was 13.0% in 1995, 12.0% in 1994 and 10.1% in

1993. The increase in all geographic regions in 1995 were due to higher sales and continued cost controls.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1995 the Company's order backlog was $492.2 million, an increase of $46.2 million from the prior year-end.

Inventories increased $18.9 million during 1995 due to the weakening U.S. dollar and high orders which resulted in some building of inventory in anticipation of future sales. As a result of a weaker U.S. dollar and the increase in net sales, accounts receivable increased $16.3 million or 10.6% in 1995.

Cash flow provided from operating activities was $67.5 million in 1995 compared with $23.1 million in 1994 and $45.2 million in 1993. Capital expenditures were $41.9 million for 1995, $36.3 million for 1994 and $30.9 million for 1993. Capital expenditures in 1996 are expected to be about $45.0 million, excluding acquisitions and new ventures. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

Total debt increased $12.0 million during 1995 caused principally by the monies borrowed to finance the acquisitions, as discussed above.

In March 1995, the Company amended its existing $125 million revolving credit agreement, with its principal banks in the United States, to increase the banks' commitment to $150 million and to extend the maturity to the year 2000 with more favorable terms. Pricing will be based on a margin over floating rate cost of banks' funding and varies depending upon the Company's performance. In 1996, the revolving credit agreement was renegotiated to increase the banks' commitment to $300 million, of which $150 million will mature in 2001 and the remainder in 2002. Management believes that the unused line, in combination with expected free cash flows, will be sufficient to meet operating requirements and for normal business opportunities.

As described in Note 6 of Notes to Consolidated Financial Statements, on February 13, 1996 the Company notified the holders of the $150 million 5.25% convertible subordinated debentures that the debentures would be redeemed on March 15, 1996 at a redemption price of 91.545%. A one-time extraordinary non-cash charge to income of approximately $1.2 million, net of tax, will be recorded in the first quarter of 1996.

Cash dividends of $.0875 per share were paid in the first quarter and $.10 in the second, third and fourth quarters of 1995.

During the second quarter of 1993 the Company recorded certain costs related to restructuring of operations which totaled $7.0 million. (See Note 16 of Notes to Consolidated Financial Statements). Actual restructuring costs have approximated management's original estimates. The 1993 provision for asset write offs and termination payments will be utilized in 1996 and lease obligation payments will continue until 1999.

The Company intends to focus on its core paper machine clothing business and will consider acquiring other paper machine clothing companies where such acquisitions support corporate strategies to enhance value to customers and shareholders.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------

                                                        1995      1994      1993      1992
     -------------------------------------------------------------------------------------
     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     SUMMARY OF OPERATIONS
     Net sales                                      $652,645  $567,583  $546,120  $561,084
     Cost of goods sold                              379,632   338,868   344,609   367,516
     Operating income (1),(2),(7)                     88,891    62,944    40,910    18,133
     Interest expense, net                            20,009    16,820    16,115    18,829
     Income before income taxes                       69,906    41,800    25,425     2,522
     Income taxes                                     27,233    17,974    10,017       958
     Income before associated companies               42,673    23,826    15,408     1,564
     Net income/(loss) (3),(4),(6)                    43,050    23,952    15,524    (3,585)
       Per share:
         Primary                                        1.43      0.80      0.58     (0.14)
         Fully diluted                                  1.35      0.80      0.58     (0.14)
     Average number of shares outstanding             30,202    29,953    26,679    25,559
     Capital expenditures                             41,921    36,322    30,940    20,219
     Dividends declared                               11,708    10,488     9,361     8,950
         Per Class A common share                     0.3875    0.3500    0.3500    0.3500
         Per Class B common share                     0.3875    0.3500    0.3500    0.3500

     FINANCIAL POSITION
     Current assets                                 $358,500  $314,176  $264,140  $249,669
     Current liabilities                             123,883   112,777    97,930   109,477
     Current ratio                                       2.9       2.8       2.7       2.3
     Property, plant and equipment, net              342,150   320,719   302,829   308,618
     Total assets                                    796,525   721,386   655,420   645,992
     Long-term debt                                  245,265   232,767   208,620   239,732
     Shareholders' equity                            302,297   271,947   244,468   190,700
       Per share                                        9.97      9.05      8.18      7.44
     Total capital (5)                               564,815   522,434   464,565   453,498
     Total debt to total capital                       46.5%     47.9%     47.4%     57.9%
     Return on shareholders' equity                    14.2%      8.8%      6.4%      (1.9)%

     NUMBER OF EMPLOYEES                               5,658     5,404     5,286     5,678

          ----------------------------------------

              (1) The Company adopted Financial Accounting Standard (FAS) No.
                  87 "Employers' Accounting for Pensions", with respect to its U.S. retirement plans in December 1986 retroactive to January 1, 1986. The adoption of FAS 87 reduced pension cost for 1986 by $2,541,000. In 1989, the Company adopted the Standard for non-U.S. plans which reduced pension cost by $1,077,000.

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

--------------------------------------------------------------------------------

                1991       1990       1989       1988       1987       1986       1985
--------------------------------------------------------------------------------------

           $ 557,218  $ 556,104  $ 505,474  $ 461,246  $ 402,203  $ 336,393  $ 301,830
             360,251    359,997    300,007    267,782    237,708    198,569    174,972
              43,421     30,361     66,907     73,347     62,920     53,060     55,041
              20,090     18,450     19,857     16,637     14,908     16,625     20,705
              18,685     13,121     75,552     52,925     46,495     32,575     25,764
              10,219      6,858     33,171     18,809     21,875     19,427     16,352
               8,466      6,263     42,381     34,116     24,620     13,148      9,412
              10,311      7,649     44,492     36,258     25,245     14,717     11,365
                0.41       0.30       1.75       1.46       1.15       0.59       0.45
                0.41       0.30       1.75       1.46       1.11       0.59       0.45
              25,415     25,312     25,408     24,779     21,992     24,947     25,094
              40,067    110,729     82,252     58,601     40,216     23,712     24,213
               8,903      7,518      5,775      4,674      1,082         --         --
              0.3500     0.3500     0.3125     0.2625     0.0625         --         --
              0.3500     0.1313         --         --         --         --         --

           $ 253,924  $ 272,696  $ 242,518  $ 206,729  $ 177,421  $ 150,264  $ 130,734
             103,031    104,299     98,885     84,880     86,691     69,529     54,374
                 2.5        2.6        2.4        2.4        2.0        2.2        2.4
             362,456    365,558    260,907    214,807    182,232    152,669    140,866
             674,713    703,286    566,342    477,237    417,722    359,727    325,999
             250,423    262,042    145,493    157,833    130,745    173,041    159,809
             244,427    242,683    238,584    178,248    146,036     67,135     65,662
                9.59       9.57       9.26       7.10       6.01       3.06       2.62
             548,436    572,656    450,866    391,410    319,027    271,426    251,571
               48.4%      49.5%      38.9%      48.3%      47.7%      70.4%      70.0%
                4.2%       3.2%      21.3%      22.4%      23.7%      22.2%      19.6%

               5,726      6,144      6,090      5,659      5,244      5,122      5,017

(5) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of FAS No. 109 "Accounting for Income Taxes" in 1992, total capital includes all debt and shareholders' equity.

(6) In 1992, the Company elected to adopt FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000.

    The Company's election to adopt FAS No. 109, as of January 1,
    1992, resulted in an increase to 1992 income of $20,142,000.

    During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in an extraordinary gain of $1,019,000, net of tax.

(7) In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

QUARTERLY FINANCIAL DATA
(UNAUDITED)

--------------------------------------------------------------------------------

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)     1ST       2ND       3RD          4TH
--------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------
Net sales                                 $154.1    $166.8    $162.0    $  169.7
Gross profit                               62.9      70.9      67.8         71.4
Net income                                  7.7      11.7      11.6         12.1
Net income per share:
  Primary                                   .26       .38       .39          .40
  Fully diluted                             .26       .36       .36          .37
Dividends per share                       .0875       .10       .10          .10
Class A Common Stock prices:
  High                                    19.625    23.875    26.50       23.625
  Low                                     17.125    18.75     22.875      17.875
--------------------------------------------------------------------------------
1994
--------------------------------------------------------------------------------
Net sales                                 $131.4    $139.6    $145.2    $  151.4
Gross profit                               50.2      54.5      57.8         66.2
Net income                                  3.7       5.9       6.0          8.4
Net income per share:
  Primary                                   .12       .20       .20          .28
  Fully diluted                             .12       .20       .20          .26
Dividends per share                       .0875     .0875     .0875        .0875
Class A Common Stock prices:
  High                                    21.25     20.375    19.50        20.00
  Low                                     18.00     17.75     16.125       16.25
--------------------------------------------------------------------------------
1993
--------------------------------------------------------------------------------
Net sales                                 $137.1    $149.6    $125.6    $  133.8
Gross profit                               47.5      54.8      46.8         52.4
Net income                                   .1       4.6       4.4          6.4
Net income per share:
  Primary                                   .01       .17       .18          .22
  Fully diluted                             .01       .17       .18          .22
Dividends per share                       .0875     .0875     .0875        .0875
Class A Common Stock prices:
  High                                    16.625    17.875    19.00        19.25
  Low                                     14.25     15.50     16.50        17.50
--------------------------------------------------------------------------------

STOCK AND SHAREHOLDERS
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1995 there were approximately 5,200 shareholders.

26