Form 10-K, Exhibit 13
period 1996-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1997-03-14
CIK 819793

                                 EXHIBIT 13





                             1996 ANNUAL REPORT

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

   We have audited the accompanying consolidated balance sheets of Albany International Corp. as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Albany International Corp. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

        [COOPERS & LYBRAND SIG]

Albany, New York
January 23, 1997

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.



For the Years Ended December 31,               1996       1995         1994
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


STATEMENTS OF INCOME
Net sales                                   $ 692,760   $ 652,645    $ 567,583
Cost of goods sold                            400,821     379,632      338,868
------------------------------------------------------------------------------
   Gross profit                               291,939     273,013      228,715

Selling and general expenses                  147,929     139,102      124,883
Technical and research expenses                48,735      45,020       40,888
------------------------------------------------------------------------------
   Operating income                            95,275      88,891       62,944

Interest income                                (1,180)       (114)        (317)
Interest expense                               17,013      20,123       17,137
Other expense/(income), net                        12      (1,024)       4,324
------------------------------------------------------------------------------
   Income before income taxes                  79,430      69,906       41,800

Income taxes                                   30,981      27,233       17,974
------------------------------------------------------------------------------
   Income before associated companies          48,449      42,673       23,826

Equity in earnings of associated companies        232         377          126
------------------------------------------------------------------------------
   Income before extraordinary item            48,681      43,050       23,952

Extraordinary loss on early extinguishment
  of debt, net of tax of $828                   1,296          --           --
------------------------------------------------------------------------------
   Net income                                  47,385      43,050       23,952

RETAINED EARNINGS
Retained earnings, beginning of period        171,082     139,740      126,276
Less dividends                                 12,159      11,708       10,488
------------------------------------------------------------------------------
Retained earnings, end of period            $ 206,308   $ 171,082    $ 139,740
------------------------------------------------------------------------------

NET INCOME/(LOSS) PER SHARE:
   Primary:
      Income before extraordinary item      $    1.60   $    1.43    $    0.80
      Extraordinary loss on early
        extinguishment of debt                  (0.04)         --           --
------------------------------------------------------------------------------
      Net income                            $    1.56   $    1.43    $    0.80
   Fully diluted
      Income before extraordinary item      $    1.60   $    1.35    $    0.80
      Extraordinary loss on early
        extinguishment of debt                  (0.04)         --           --
------------------------------------------------------------------------------
      Net income                            $    1.56   $    1.35    $    0.80
------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.


At December 31,                                             1996        1995
(IN THOUSANDS)

ASSETS
Current assets:
Cash and cash equivalents                                 $   8,034  $   7,609
Accounts receivable, less allowance for doubtful
   accounts ($4,962, 1996; $5,010, 1995)                    179,516    170,415
Inventories
   Finished goods                                            98,605     88,378
   Work in process                                           40,568     42,480
   Raw material and supplies                                 33,808     30,523
Deferred taxes and prepaid expenses                          16,879     19,095
------------------------------------------------------------------------------
   Total current assets                                     377,410    358,500
------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                 339,461    342,150
Investments in associated companies                           2,060      2,366
Intangibles                                                  44,954     31,682
Deferred taxes                                               27,756     28,537
Other assets                                                 33,059     33,290
------------------------------------------------------------------------------
   Total assets                                           $ 824,700  $ 796,525
------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                   $  65,165  $  16,268
Accounts payable                                             32,813     35,262
Accrued liabilities                                          59,755     59,301
Current maturities of long-term debt                          2,295        985
Income taxes payable and deferred                            13,068     12,067
------------------------------------------------------------------------------
   Total current liabilities                                173,096    123,883
------------------------------------------------------------------------------
Long-term debt                                              187,100    245,265
Other noncurrent liabilities                                 97,579    100,268
Deferred taxes and other credits                             38,162     24,812
------------------------------------------------------------------------------
   Total liabilities                                        495,937    494,228
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized
   2,000,000 shares; none issued                                 --         --
Class A Common Stock, par value $.001 per share;
   authorized 100,000,000 shares; 24,865,573 issued in
   1996 and 24,841,173 in 1995                                   25         25
Class B Common Stock, par value $.001 per share;
   authorized 25,000,000 shares; issued and outstanding
   5,615,563 in 1996 and 1995                                     6          6
Additional paid in capital                                  177,412    176,345
Retained earnings                                           206,308    171,082
Translation adjustments                                     (42,340)   (30,580)
Pension liability adjustment                                (12,483)   (12,382)
------------------------------------------------------------------------------
                                                            328,928    304,496
Less treasury stock, at cost                                    165      2,199
------------------------------------------------------------------------------
   Total shareholders' equity                               328,763    302,297
------------------------------------------------------------------------------
   Total liabilities and shareholders' equity             $ 824,700  $ 796,525
------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

------------------------------------------------------------------------------
For the Years Ended December 31,                   1996       1995       1994
(IN THOUSANDS)

OPERATING ACTIVITIES
Net income                                    $   47,385  $  43,050  $  23,952
Adjustments to reconcile net cash provided by
   operating activities:
   Equity in earnings of associated companies       (232)      (377)      (126)
   Distributions received from associated companies   --         --         42
   Depreciation and amortization                  45,189     43,087     38,649
   Accretion of convertible subordinated
   debentures                                        353      1,628      1,519
   Provision for deferred income taxes, other
   credits and long-term liabilities                 755      6,739     (2,395)
   Increase in cash surrender value of life
   insurance, net of premiums paid                  (751)      (654)      (468)
   Unrealized currency transaction gains          (1,459)    (1,469)    (1,271)
   Loss/(gain) on disposition of assets              683       (754)     1,280
   Treasury shares contributed to ESOP             5,227      3,454      2,671
   Loss on early extinguishment of debt            1,296         --         --
Changes in operating assets and liabilities:
   Accounts receivable                            (7,444)   (13,926)   (30,021)
   Inventories                                    (7,164)   (19,061)   (15,046)
   Prepaid expenses                               (1,408)       386        586
   Accounts payable                               (2,449)     4,658      6,527
   Accrued liabilities                             1,543      1,527     (5,054)
   Income taxes payable                            2,255        (88)     2,124
   Other, net                                       (884)      (747)       140
------------------------------------------------------------------------------
   Net cash provided by operating activities      82,895     67,453     23,109
------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment    (53,473)   (41,921)   (36,322)
   Purchased software                             (1,909)    (2,215)    (2,053)
   Proceeds from sale of assets                   27,112      1,762      1,855
   Acquisitions, net of cash acquired            (25,587)   (11,312)       526
   Investment in associated company                   --       (915)        --
   Premiums paid for life insurance               (1,193)    (1,196)    (1,196)
------------------------------------------------------------------------------
   Net cash used in investing activities         (55,050)   (55,797)   (37,190)
------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                      220,200     21,348     51,484
   Principal payments on debt                   (229,799)   (14,542)   (23,490)
   Proceeds from options exercised                   401      4,408        126
   Tax benefit of options exercised                   25        581         12
   Purchases of treasury shares                   (2,552)    (2,883)        --
   Dividends paid                                (12,144)   (11,305)   (10,474)
------------------------------------------------------------------------------
   Net cash (used)/provided by financing
   activities                                    (23,869)    (2,393)    17,658
------------------------------------------------------------------------------
Effect of exchange rate changes on cash           (3,551)    (1,882)    (4,730)
------------------------------------------------------------------------------
Increase/(decrease) in cash and cash
  equivalents                                        425      7,381     (1,153)
Cash and cash equivalents at beginning of year     7,609        228      1,381
------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $    8,034  $   7,609  $     228
------------------------------------------------------------------------------

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

RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $21,945,000 in 1996, $19,700,000 in 1995, and $18,388,000 in 1994.

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

     Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

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

EARNINGS PER SHARE

     Primary earnings per share on common stock are computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. The 5.25% convertible subordinated debentures, issued in March 1992 and redeemed in March 1996, were not common stock equivalents and are therefore not considered in the calculation of primary earnings per share. The weighted average number of common shares outstanding during 1996, 1995, and 1994 was 30,364,228, 30,201,858, and 29,953,346,
respectively. For purposes of calculating fully diluted earnings per share in 1995 and 1994, conversion of the subordinated debentures, interest savings, net of income taxes, and the exercise of options assuming the purchase of treasury shares with the proceeds, are considered. The weighted average number of shares outstanding, assuming full dilution, in 1995 was 36,254,459 and net income was $48,800,000. The options and the convertible subordinated debentures were not dilutive to primary or fully diluted earnings per share except in 1995 for fully diluted earnings per share.

2. INVENTORIES

     The cost of inventories valued under the LIFO method is $69,784,000 at December 31, 1996 and $67,872,000 at December 31, 1995. Had the Company's inventory been valued at average cost (which approximates replacement cost), inventories would have been $7,217,000 higher in 1996 and $5,707,000 higher in 1995.

3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

------------------------------------------------------------------------------
(IN THOUSANDS)                                     1996             1995
------------------------------------------------------------------------------
Land                                              $ 26,659        $ 23,107
Buildings                                          165,162         160,476
Machinery and equipment                            449,874         441,536
------------------------------------------------------------------------------
                                                   641,695         625,119
------------------------------------------------------------------------------
Accumulated depreciation                           302,234         282,969
------------------------------------------------------------------------------
                                                  $339,461        $342,150
------------------------------------------------------------------------------

     Construction in progress was approximately $2,684,000 in 1996 and $363,000 in 1995.

     Depreciation expense was $42,390,000 in 1996, $41,375,000 in 1995, and
$37,554,000 in 1994.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $17,367,000 in 1996, $15,129,000 in 1995, and $14,400,000 in
1994.

     Capital expenditures were $53,473,000 in 1996, $41,921,000 in 1995, and
$36,322,000 in 1994. At the end of 1996, the Company was committed to $54,024,000 of future expenditures for new equipment and facilities.

4. INTANGIBLES

     The components of intangibles are summarized below:

------------------------------------------------------------------------------
      (IN THOUSANDS)                               1996            1995
------------------------------------------------------------------------------
Excess purchase price over fair value             $49,417         $34,643
Patents                                            10,429          10,440
Accumulated amortization                          (20,788)        (19,679)
Deferred unrecognized pension cost (see Note 12)    5,896           6,278
------------------------------------------------------------------------------
                                                  $44,954         $31,682
------------------------------------------------------------------------------

     Amortization expense was $1,109,000 in 1996, $796,000 in 1995 and $683,000 in 1994.

5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

------------------------------------------------------------------------------
(IN THOUSANDS)                                     1996            1995
------------------------------------------------------------------------------
Salaries and wages                                $19,125         $18,622
Employee benefits                                  20,053          15,967
Returns and allowances                              4,286           4,326
Interest                                              767           3,072
Restructuring costs                                   612           1,039
Acquisition obligation                              4,081           5,000
Other                                              10,831          11,275
------------------------------------------------------------------------------
                                                  $59,755         $59,301
------------------------------------------------------------------------------

6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1996 and 1995 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 5.93% in 1996 and 13.2% (7.63% excluding Brazil) in 1995.

     Long-term debt at December 31, 1996 and 1995, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

------------------------------------------------------------------------------
(IN THOUSANDS)                                     1996             1995
------------------------------------------------------------------------------
$150 million 5.25% convertible subordinated
 debentures yielding 7.0%.                        $     --        $136,963
$300 million revolving credit agreement which
 terminates in 2002 with LIBOR borrowings
 outstanding at an average interest of 5.73%
 in 1996 and 6.15% in 1995.                        139,000          64,000
Various notes, mortgages and debentures relative
 to operations principally outside the United
 States, at an average interest of 6.56% in 1996
 and 6.92% in 1995, due in varying amounts through
 2004.                                              33,575          29,774
Industrial revenue financings at an average
 interest of 5.67% in 1996 and 5.89% in 1995,
 due in varying amounts through 2009.               14,525          14,528
------------------------------------------------------------------------------
                                                  $187,100        $245,265
------------------------------------------------------------------------------

     Principal payments due on long-term debt are: 1997, $2,295,000; 1998, $1,428,000; 1999, $30,456,000; 2000, $1,281,000; 2001, $603,000.

     Interest paid was $19,318,000 in 1996, $20,076,000 in 1995, and
$16,708,000 in 1994.

     The Company's revolving credit agreement provides that the Company may borrow up to $300,000,000 until 2001 and then $150,000,000 until 2002 at which time the banks' commitment to lend is terminated. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. The maximum interest rate margin over LIBOR is determined by the Company's cash flow to debt ratio. New borrowings under the revolving credit facility are conditional on the absence of material adverse changes in the business, financial position, results of operations and prospects of the Company and its consolidated subsidiaries taken as a whole. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     The revolving credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1996, $52,699,000 was permitted for the payment of cash dividends.

     Under the revolving credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $227,000,000 at December 31, 1996.

     During March 1992, the Company sold original issue discount 5.25% convertible subordinated debentures due 2002 which, if held to maturity, would yield 7.0% to the original purchaser. The proceeds to the Company, net of original issue discount and expenses, were $128,430,000. The original issue discount was amortized over the term of the debentures. When issued, the debentures were convertible into 5,712,450 shares of Class A Common Stock. In 1995, two debentures were converted into 76 shares of Class A Common Stock. On March 15, 1996, the Company redeemed the debentures at a redemption price of 91.545%. The redemption resulted in a one-time extraordinary non-cash charge to income of $1,296,000, net of tax, of $828,000.

     The Company has swap agreements wherein on a notional amount of $250,000,000 the Company will pay a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty is obligated to make payments to the Company calculated at an average of 70% of LIBOR. As of December 31, 1996 and 1995, the average blended rates payable on the long-term swap agreements were 3.62% and 4.24%, respectively, and the blended rates receivable were 3.97% and 4.33%, respectively. The swap agreements expire during 2000. The Company values these contracts at market (approximately $46,000) by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. Included in the "Interest rate protection agreements" component of "Other expense/(income), net" (see Note 9) is income of approximately $1,099,000, $1,026,000 and $557,000 related to the net cash received as part of these agreements in 1996, 1995 and 1994, respectively. Also included in "Interest rate protection agreements" is the change in the valuation which resulted in income of approximately $236,000, $304,000 and $297,000 in 1996, 1995 and
1994, respectively.

     At December 31, 1996, the Company had various forward exchange contracts maturing during 1997. For each closed position, a sale contract of a particular currency was matched with a purchase contract for the same currency at the same amount, counterparty and settlement date. Open positions were valued at fair value using the estimated forward exchange rate of a matching contract as of December 31, 1996. The foreign currency positions, both open and closed, as of December 31, 1996, by major currency, are:


------------------------------------------------------------------------------
                                              Buy Contracts   Sell Contracts
Currency                                      or Fair Value    or Fair Value
------------------------------------------------------------------------------
(IN THOUSANDS)
German Mark                                      $23,738          $25,000
------------------------------------------------------------------------------

     The Company enters into forward exchange contracts either to provide an economic hedge against currency fluctuation effects on future revenue streams or to hedge the net assets and intercompany loans related to foreign operations. Forward exchange contracts that are designated hedges are typically entered into at currency amounts up to an amount equal to the net assets of the related foreign operation and any intercompany loan balance in that foreign currency. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1996, the Company held open positions on $20,000,000 of U.S. treasury note futures. The futures were valued at fair value (a receivable of approximately $257,000) using the quoted market rate as of the end of the year. At December 31, 1995, the Company was not a party to any such contracts. The "Interest rate protection agreements" component of "Other expense/(income), net" includes losses on futures contracts, based on fair value, of $917,000 in 1994.

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

     The Company has an agreement under which it may sell to a financial institution up to $40,000,000 of the Company's right to receive certain payments for goods ordered from the Company. At December 31, 1996 and 1995, there were no amounts sold under this agreement.

     At December 31, 1996 the estimated fair value of the Company's long-term debt excluding current maturities approximates $188,777,000. The estimate is based on the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

7. LEASES

     Total rental expense amounted to $20,800,000, $16,673,000, and $15,527,000 for 1996, 1995, and 1994, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 are: 1997, $21,931,000; 1998, $17,895,000; 1999, $14,355,000; 2000,
$10,515,000; 2001, $9,013,000 and thereafter, $14,214,000.

8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1996, 9,324,463 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     The Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock in the open market. The Company has purchased 994,200 shares of its Class A Common Stock since 1990 and may purchase up to 1,005,800 more shares without further advance public announcement.

     For 1996, 1995 and 1994, the Board authorized the payment of dividends totalling $.40, $.3875 and $.35 per common share per year respectively.




Changes in shareholders' equity for 1996, 1995, and 1994 are as follows:
---------------------------------------------------------------------------------------------------------------------------------
                                                               Class A              Class B                        Treasury Stock
                                                            Common Stock          Common Stock       Additional       (Class A)
                                                        -------------------    ------------------      Paid in     --------------
(IN THOUSANDS)                                           Shares      Amount     Shares     Amount      Capital     Shares  Amount
---------------------------------------------------------------------------------------------------------------------------------
Balance: January 1, 1994                                24,531        $25       5,659       $6       $170,112       307   $4,337
Shares contributed to ESOP                                  --         --          --       --            289      (143)  (2,382)
Conversion of Class B shares to Class A shares              26         --         (26)      --             --        --       --
Options exercised                                            7         --          --       --            138        --       --
---------------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1994                              24,564        $25       5,633       $6       $170,539       164   $1,955
Shares contributed to ESOP                                  --         --          --       --            815      (170)  (2,639)
Conversion of Class B shares to Class A shares              18         --         (18)      --             --        --       --
Conversion of subordinated debentures                       --         --          --       --              2        --       --
Purchases of treasury shares                                --         --          --       --             --       150    2,883
Options exercised                                          259         --          --       --          4,989        --       --
Other                                                       --         --           1       --             --        --       --
---------------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1995                              24,841        $25       5,616       $6       $176,345       144   $2,199
Shares contributed to ESOP                                  --         --          --       --            635      (266)  (4,542)
Purchases of treasury shares                                --         --          --       --             --       141    2,552
Options exercised                                           25         --          --       --            426        --       --
Shares issued to Directors                                  --         --          --       --              6        (2)     (44)
---------------------------------------------------------------------------------------------------------------------------------
Balance: December 31, 1996                              24,866        $25       5,616       $6       $177,412        17     $165
---------------------------------------------------------------------------------------------------------------------------------

9. OTHER EXPENSE/(INCOME) NET

     The components of other expense/(income), net, as further described in
Note 6, are:

------------------------------------------------------------------------------
(IN THOUSANDS)                          1996            1995            1994
------------------------------------------------------------------------------
Currency transactions                  $(2,323)        $(3,281)        $ 2,590
Interest rate protection agreements     (1,335)         (1,330)             63
Amortization of debt issuance costs
 and loan origination fees                 998             837             804
Other                                    2,672           2,750             867
------------------------------------------------------------------------------
                                       $    12         $(1,024)        $ 4,324
------------------------------------------------------------------------------

10. INCOME TAXES

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income. The components of income taxes are:

------------------------------------------------------------------------------
(IN THOUSANDS)                          1996            1995           1994
------------------------------------------------------------------------------
Current:
  U.S. Federal                         $ 6,082         $ 6,280         $14,920
  U.S. State                               695             860             948
  Non-U.S.                              18,942           5,304           5,835
------------------------------------------------------------------------------
                                        25,719          12,444          21,703
------------------------------------------------------------------------------
Deferred:
  U.S. Federal                           4,504           5,402          (5,772)
  U.S. State                               515             617            (660)
  Non-U.S.                                 243           8,770           2,703
------------------------------------------------------------------------------
                                         5,262          14,789          (3,729)
------------------------------------------------------------------------------
                                       $30,981         $27,233         $17,974
------------------------------------------------------------------------------

     U.S. income before income taxes was $36,381,000 in 1996, $32,472,000 in 1995, and $18,097,000 in 1994.

     Taxes paid, net of refunds, were $18,066,000 in 1996, $9,269,000 in 1995, and $19,639,000 in 1994.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

------------------------------------------------------------------------------
                                          1996            1995            1994
------------------------------------------------------------------------------
U.S. statutory rate                       35.0%           35.0%           35.0%
State taxes                                1.8             2.7             2.4
Non-U.S. tax rates, repatriation of
 earnings, and other net charges
 associated with prior years               2.6             (.3)            5.9
Other                                      (.4)            1.4             (.3)
------------------------------------------------------------------------------
Effective tax rate                        39.0%           38.8%           43.0%
------------------------------------------------------------------------------

     The significant components of deferred income tax expense/(benefit) attributed to income from operations for the years ended December 31, 1996, 1995, and 1994 are as follows:

------------------------------------------------------------------------------
(IN THOUSANDS)                           1996           1995            1994
------------------------------------------------------------------------------
Deferred tax expense/(benefit)         $ 1,630         $ 9,113        $ (6,603)
Adjustments to deferred tax assets
 and liabilities for enacted changes
 in tax laws and rates                      --           4,500          (1,584)
Utilization of operating loss
 carryforwards                           3,632           1,176           4,458
------------------------------------------------------------------------------
                                       $ 5,262         $14,789        $ (3,729)
------------------------------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.

     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $81,269,000 at December 31, 1996. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are presented below:


------------------------------------------------------------------------------
                                                 U.S.            Non-U.S.
                                         ----------------  -------------------
(IN THOUSANDS)                             1996     1995     1996      1995
------------------------------------------------------------------------------
Accounts receivable, principally due
 to allowance for doubtful accounts      $   284  $   369  $  (107)   $  (134)
Inventories, principally due to
 additional costs inventoried for tax
 purposes, pursuant to the Tax Reform
 Act of 1986                               1,509    6,591      272        (18)
Tax loss carryforwards                        --       --    5,043      4,587
Other                                      3,174    2,307      935      1,032
------------------------------------------------------------------------------
Total current deferred tax assets          4,967    9,267    6,143      5,467
------------------------------------------------------------------------------
Sale lease back transaction                1,208    1,208       --         --
Deferred compensation                      6,555    5,557       --         --
Tax loss carryforwards                        --       --   18,353     16,486
Plant, equipment and depreciation         (6,358)  (8,309)  (1,724)       260
Postretirement benefits                   11,498   14,200     (686)      (584)
Other                                     (1,247)    (281)     157         --
------------------------------------------------------------------------------
Total noncurrent deferred tax assets      11,656   12,375   16,100     16,162
------------------------------------------------------------------------------
Total deferred tax assets                $16,623  $21,642  $22,243    $21,629
------------------------------------------------------------------------------
Total current deferred tax liabilities        --       --  $ 2,409    $ 2,835
------------------------------------------------------------------------------
Plant, equipment and depreciation             --       --   23,409     20,996
Other                                         --       --     (198)     1,328
------------------------------------------------------------------------------
Total noncurrent deferred tax liabilities     --       --   23,211     22,324
------------------------------------------------------------------------------
Total deferred tax liabilities                --       --  $25,620    $25,159
------------------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. net deferred tax asset relates to tax loss carryforwards of which approximately 22% is expected to be used in 1997 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. BUSINESS SEGMENT AND GEOGRAPHIC DATA

     The Company operates primarily in one industry segment which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics and related products used in the manufacture of paper and paperboard. The Company sells its products on a worldwide basis with its principal markets listed in the table below.

     The following table shows data by geographic area:

------------------------------------------------------------------------------
(IN THOUSANDS)                    1996      %     1995      %     1994      %
------------------------------------------------------------------------------
NET SALES
  United States                 $276,973    40  $258,974    40  $239,755    42
  Canada                          68,971    10    65,203    10    57,459    10
  Europe                         256,205    37   240,663    37   191,883    34
  Rest of World                   90,611    13    87,805    13    78,486    14
------------------------------------------------------------------------------
     Total                      $692,760   100  $652,645   100  $567,583   100
------------------------------------------------------------------------------
OPERATING INCOME
  United States                 $ 44,922    47  $ 41,549    47  $ 31,400    50
  Canada                          12,026    13    12,815    14     7,333    12
  Europe                          26,882    28    23,119    26    15,233    24
  Rest of World                   11,445    12    11,408    13     8,978    14
------------------------------------------------------------------------------
     Total                      $ 95,275   100  $ 88,891   100  $ 62,944   100
------------------------------------------------------------------------------
ASSETS
  United States                 $282,258    34  $297,597    37  $270,143    37
  Canada                          73,353     9    67,638     8    59,280     8
  Europe                         331,717    40   307,728    39   283,499    39
  Rest of World                  137,372    17   123,562    16   108,464    16
------------------------------------------------------------------------------
     Total                      $824,700   100  $796,525   100  $721,386   100
------------------------------------------------------------------------------

     Sales among geographic areas and export sales are not material. Operating income includes an allocation of corporate expenses because such costs are incurred principally for the benefit of operating companies. Assets exclude intercompany accounts.

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

------------------------------------------------------------------------------
                                       Plans in Which       Plans in Which
                                        Assets Exceed         Accumulated
                                         Accumulated        Benefits Exceed
                                          Benefits              Assets
                                     -------------------  -------------------
(IN THOUSANDS)                          1996      1995      1996       1995
-----------------------------------------------------------------------------
Actuarial present value of benefit
 obligations:
Vested                               $ (28,118) $(26,979) $(97,202) $ (94,095)
Accumulated                            (30,642)  (29,348) (101,916)   (99,364)
Projected                              (39,042)  (37,138) (123,868)  (116,643)
Plan assets at fair value, primarily
 listed stocks and bonds                38,895    35,787    83,324     75,628
------------------------------------------------------------------------------
Projected benefit obligation in excess
 of plan assets                           (147)   (1,351)  (40,544)   (41,015)
Unrecognized net loss                    2,868     4,321    35,545     33,239
Prior service cost not yet recognized
 in net periodic pension cost              738       760     5,896      6,278
Remaining unrecognized net asset           (76)     (199)   (3,970)    (5,164)
Recognized unaccrued pension expense        --        --   (19,632)   (19,320)
------------------------------------------------------------------------------
Accrued pension asset (liability)    $   3,383  $  3,531  $(22,705) $ (25,982)
------------------------------------------------------------------------------

     The expected long-term rate of return for U.S. plans was 10% for 1996, 1995, and 1994. The weighted average discount rate was 8.0% for 1996, 7.8% for 1995, and 9.5% for 1994. The rate of increase in future compensation levels for salaried and hourly employees was 5.1% and 5.9%, respectively in 1996 and 1995, 5.9% and 6.0%, respectively in 1994.

     The weighted average expected long-term rate of return for non-U.S. plans was 7.5% for 1996, 8.0% for 1995, and 7.4% for 1994. The weighted average discount rate was 7.3% for 1996, 7.9% for 1995, and 8.5% for 1994. The weighted average rate of increase in future compensation levels was 4.8% for 1996, 5.3% for 1995, and 5.7% for 1994.

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1996 and 1995 respectively, of $18,379,000 and $18,660,000 was offset by an asset amounting to $5,896,000 and $6,278,000 (included in intangibles) and a direct charge to equity of $12,483,000 and $12,382,000.

     The vested benefit obligation has been determined based upon the actuarial present value of the vested benefits to which an employee is currently entitled, based on the employee's expected date of separation or retirement.

     Net pension cost included the following components:

------------------------------------------------------------------------------
(IN THOUSANDS)                                         1996     1995     1994
------------------------------------------------------------------------------
Service cost                                         $ 5,462  $ 4,093  $ 4,276
Interest cost on projected benefit obligation         11,761   11,425    9,709
Actual return on assets                              (10,057)  (9,553)  (7,197)
Net amortization and deferral                            838     (544)  (1,837)
------------------------------------------------------------------------------
Net periodic pension cost                            $ 8,004  $ 5,421  $ 4,951
------------------------------------------------------------------------------

     Annual pension cost charged to operating expense for all Company plans was $12,579,000 for 1996, $8,342,000 for 1995, and $8,529,000 for 1994.

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

     The following table reflects the status of the postretirement benefit plan:

------------------------------------------------------------------------------
(IN THOUSANDS)                                                 1996     1995
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                    $21,330  $24,905
  Fully eligible active plan participants                       4,096    4,198
  Other active participants                                    13,955   15,536
------------------------------------------------------------------------------
                                                               39,381   44,639
Unrecognized gain                                              13,930    7,757
------------------------------------------------------------------------------
Accrued postretirement cost                                   $53,311  $52,396
------------------------------------------------------------------------------

     Net periodic postretirement benefit cost included the following:

------------------------------------------------------------------------------
(IN THOUSANDS)                                           1996    1995    1994
------------------------------------------------------------------------------
Service cost of benefits earned                         $  954  $  699  $  935
Interest cost on accumulated postretirement benefit
  obligation                                             2,940   3,264   3,163
Amortization of unrecognized net gain                     (537)   (613)   (141)
------------------------------------------------------------------------------
Net periodic postretirement benefit cost                $3,357  $3,350  $3,957
------------------------------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 7.0% is assumed for 1996. This rate is assumed to decrease gradually to 5.5% by 1999 and remain at that level thereafter.

     The weighted average discount rate was 8.0% for 1996, 7.8% for 1995, and 9.5% for 1994.

     A one percentage point increase in the health care cost trend rate would result in a $4,949,000 increase in the accumulated postretirement benefit obligation as of December 31, 1996 and an increase of $567,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1996.

14. TRANSLATION ADJUSTMENTS

     The Consolidated Statements of Cash Flows were affected by translation as follows:

------------------------------------------------------------------------------
(IN THOUSANDS)                                      1996      1995     1994
------------------------------------------------------------------------------
Change in cumulative translation adjustments       $11,760  $(5,828) $ (9,350)
Other noncurrent liabilities                           568   (1,095)   (2,117)
Deferred taxes                                         271   (1,421)      (51)
Long-term debt                                      (1,289)    (565)     (459)
Investments in associated companies                   (537)      81      (278)
Net fixed assets                                    (6,146)  10,863    17,046
Other assets                                        (1,076)    (153)      (61)
------------------------------------------------------------------------------
Effect of exchange rate changes                    $ 3,551  $ 1,882  $  4,730
------------------------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
decrease/(increase) from translation of non-U.S. financial statements of $6,354,000, $(462,000) and $(1,853,000); from remeasurement of loans of
$4,932,000, $(7,379,000) and $(11,023,000) in 1996, 1995, and 1994,
respectively; and by losses on designated hedges, net of tax, of $474,000, $2,013,000 and $3,526,000 in 1996, 1995 and 1994, respectively.

     In 1996, 1995 and 1994, net translation losses/ (gains) included in operations in Brazil were $233,000, $354,000 and $(532,000), respectively, and were included in cost of goods sold.

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

     The fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule and the risk of forfeiture of the non-vested portion if employment is terminated. The dividend yield was 1.8% for 1996 and 1995. The expected volatility was 24.6% in 1996 and 25.0% in 1995. The expected life of the options varies based on employee group and ranges from 9 to 20 years. The risk-free interest rate ranges from 6.6% to 7.0% in 1996 and 5.7% to 6.2% in 1995. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 1996, 1995 or 1994. Had compensation cost and fair value been determined pursuant to Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", net income would decrease from $47,385,000 to $46,590,000 in 1996 and from $43,050,000 to $42,725,000 in 1995. Primary earnings per share would decrease from $1.56 to $1.53 in 1996 and from $1.43 to $1.41 in 1995. Fully diluted earnings per share would decrease from $1.56 to $1.53 in 1996 and from $1.35 to $1.34 in 1995. The weighted average fair value of options granted during 1996 and 1995, for the purposes of FAS 123, is $10.34 and $9.88 per share, respectively.

     Activity with respect to these plans is as follows:


------------------------------------------------------------------------------
                                                 1996       1995      1994
------------------------------------------------------------------------------
Shares under option at January 1               2,799,650  2,630,400  2,417,850
Options granted                                  415,250    436,250    244,500
Options cancelled                                133,100      7,800     24,450
Options exercised                                 24,400    259,200      7,500
------------------------------------------------------------------------------
Shares under option at December 31             3,057,400  2,799,650  2,630,400
Options exercisable at December 31             2,068,750  1,896,050  1,837,700
Shares available for options                     651,500    933,650  1,362,100
------------------------------------------------------------------------------
The weighted average exercise price is as follows:
------------------------------------------------------------------------------
                                                    1996       1995      1994
------------------------------------------------------------------------------
Shares under option at January 1                  $17.38     $16.49     $16.32
Options granted                                    22.25      22.25      18.75
Options cancelled                                  18.78      17.72      17.21
Options exercised                                  16.49      17.00      16.75
Shares under option at December 31                 18.00      17.38      16.49
Options exercisable at December 31                 16.59      16.29      16.27
------------------------------------------------------------------------------

                                                                            19

     The following is a summary of the status of options outstanding at December 31, 1996:

------------------------------------------------------------------------------
                        Outstanding Options             Exercisable Options
                --------------------------------       --------------------
                           Weighted
                            Average     Weighted                   Weighted
                          Remaining      Average                    Average
Exercise                Contractual     Exercise                   Exercise
Price Range    Number          Life        Price       Number         Price
------------------------------------------------------------------------------
$15.00        138,800       16.11        $15.00        88,800        $15.00
 15.50        822,200       11.34         15.50       822,200         15.50
 16.25        209,950       16.41         16.25       133,850         16.25
 16.75        673,000       13.13         16.75       673,000         16.75
 17.63-18.75  402,100       15.46         18.50       266,700         18.38
 22.25        811,350       18.89         22.25        84,200         22.25
------------------------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $1,523,000 in 1996, $1,240,000 in 1995, and $1,211,000 in 1994. The increase in cash value, net of premiums, was $751,000 in 1996, $654,000 in 1995, and $468,000 in 1994.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 3% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches 50% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $3,129,000 in 1996, $2,906,000 in 1995, and $2,771,000 in 1994. In 1994, the
Company adopted a profit-sharing plan covering substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $1,388,000 in 1996, $2,279,000 in 1995 and $1,161,000 in 1994.

16. ACQUISITIONS AND RESTRUCTURING

     In November 1996, the Company acquired substantially all of the assets of Schieffer Door Systems, a manufacturer of high-speed, high-performance industrial doors located in Germany, for approximately $25,000,000.

     In May 1995, the Company acquired substantially all of the assets of Panyu South Fabrics Industrial Company, a manufacturer of paper machine clothing located in China, for approximately $7,000,000.

     In September 1995, the Company concluded the purchase of all of the outstanding capital stock and land and buildings used in the business of Technical Service Industries, a supplier of engineered fabrics to the nonwovens industry. The purchase price was approximately $10,000,000, with $900,000 paid at closing, $5,000,000 paid in 1996 and the balance deferred up to 10 years.

     In December 1995, the Company completed the acquisition of Kelley Door Systems for approximately $4,000,000. Kelley operations have been consolidated with the Company's Nomafa Door Division.

     All acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates.

     In 1993, the Company recorded restructuring charges which included $2,200,000 for asset write offs, $2,500,000 for lease obligations related to an unoccupied facility and $2,300,000 for termination costs related to downsizing certain operations. Lease obligation payments will continue until 1999.

     The components of accrued restructuring costs consist of:

------------------------------------------------------------------------------
(IN THOUSANDS)                      1996               1995              1994
------------------------------------------------------------------------------
Lease obligations                  $1,119              $1,693           $1,873
Termination costs                      --                 317            1,490
Asset write offs                       --                 275            1,087
------------------------------------------------------------------------------
                                   $1,119              $2,285           $4,450
------------------------------------------------------------------------------

     The decrease in accrued balances are the result of actual payments for terminations or incurred expenses and the disposal of written down equipment.

FINANCIAL REVIEW

Review of Operations

--1996 VS. 1995

     Net sales increased $40.1 million or 6.1% as compared with 1995. Net sales were decreased by $3.1 million from the effect of a stronger U.S. dollar as compared to 1995. Excluding this effect, 1996 net sales increased 6.6% over 1995.

     Net sales in the United States increased 7.0% in 1996 as compared to 1995. This increase is due primarily to new products introduced during 1995 and 1996 and was made despite almost no increase in paper and board production during the year in the United States. Canadian sales increased 5.8% in 1996 as compared to 1995. The effect of price increases to customers in 1996 was small.

     European sales increased 6.5% in 1996 as compared to 1995. Excluding the effect of the stronger U.S. dollar, net sales in Europe increased 6.9%. In Europe, total production of paper and board in Western Europe fell in the first six months of 1996, but there is evidence of strengthening during the last six months of the year. Sales in the Rest of World segment increased 3.2% as compared to 1995.

     As a result of cost containment programs, which were partially offset by a change in product mix, gross profit continued to improve and was 42.1% of net sales in 1996 as compared to 41.8% in 1995.

     Selling, technical, general and research expenses increased 6.8% in 1996 as compared to 1995. Excluding the effect of translation of non-U.S. currencies into U.S. dollars, these expenses would have increased 7.2%. Increased wages and benefit costs and additional costs generated by acquisitions made in the second half of 1995 and 1996 accounted for a significant portion of the increase.

     The increase in other expense/(income), net as compared to 1995, was due to currency transactions which resulted in $.9 million less income in 1996. Currency transaction income results from economic hedges which can have either a positive or negative effect on other expense/(income), net in any particular quarter. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

     Interest expense decreased $3.1 million or 15.5% as compared with 1995. The decrease is primarily due to a lower average interest rate in 1996 of 6.0% as compared to 7.1% in 1995.

     In November 1996, the Company acquired substantially all of the assets of Schieffer Door Systems, a manufacturer of high-speed, high-performance industrial doors located in Germany, for approximately $25 million. The acquisition was accounted for as a purchase and, accordingly, the Company has included Schieffer's results of operations in its financial statements as of November 1, 1996. Reported results were not significant.

     For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to highly inflationary economies, effective January 1, 1997, the functional currency for the Company's Mexican operations will change from the Mexican peso to the U.S. dollar. Assuming no material devaluation in the peso against the U.S. dollar, management does not expect a significant impact on reported results.

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

     The Company continued to gain market share in all product lines due to good customer acceptance and excellent performance of new products on all three sections of the paper machine. Price increases announced in December 1995 for the United States, Canada and selective European markets became effective during 1996.

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

     The decrease in other expense/(income), net as compared to 1994, was due to currency transactions which resulted in $5.9 million more income in 1995.

     The Company's effective tax rate for 1995 was 39% as compared to 43% for 1994. The 1994 rate included an accrual of net charges associated with prior years resulting from both U.S. and non-U.S. examinations.

     In May 1995, the Company acquired substantially all of the assets of Panyu South Fabrics Industrial Company, a manufacturer of paper machine clothing located in China, for approximately $7 million.

     In September 1995, the Company concluded the purchase of all of the outstanding capital stock and land and buildings used in the business of Technical Service Industries, a supplier of engineered fabrics to the nonwovens industry. The purchase price was approximately $10 million, with $.9 million paid at closing, $5.0 million paid January 1, 1996 and the balance deferred up to 10 years.

     In December 1995, the Company completed the acquisition of Kelley Door Systems for approximately $4 million. Kelley operations have been consolidated with the Company's Nomafa Door Division.

     All 1995 acquisitions were accounted for as purchases and, accordingly, the Company included the results of operations of the acquired entities in its financial statements as of the respective acquisition dates. Reported results were not significant.

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

     The profitability in the Company's geographic regions in 1996 as compared to 1995 increased in the United States and Europe and remained flat in the other geographic areas (see Note 11 of Notes to Consolidated Financial Statements). Total operating income increased 7.2% as compared to 1995. Operating income as a percent of net sales for the United States was 16.2% in 1996, 16.0% in 1995 and 13.1% in 1994; and for Canada was 17.4% in 1996,
19.7% in 1995 and 12.8% in 1994; for Europe was 10.5% in 1996, 9.6% in 1995
and 7.9% in 1994; and for Rest of World was 12.6% in 1996, 13.0% in 1995 and 12.0% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996 the Company's order backlog was $502.2 million, an increase of $10 million from the prior year-end.

     Although inventories, excluding the acquisition of Schieffer, increased $8.2 million during 1996, there was a decrease of $2.9 million in the fourth quarter, a significant improvement over the first nine month's performance. Excluding the acquisition of Schieffer, accounts receivable increased $3.3 million or 1.9% in 1996 while net sales increased 5.1%. Management expects improvements in working capital as a percentage of net sales in 1997.

     Cash flow provided from operating activities was $82.9 million in 1996 compared with $67.5 million in 1995 and $23.1 million in 1994. Capital expenditures were $53.5 million for 1996, $41.9 million for 1995 and $36.3 million for 1994. Capital expenditures in 1997 are expected to be about $60 million, which includes $14 million for plant construction in South Korea. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

     In February 1996, the Company amended its existing $150 million revolving credit agreement, with its principal banks in the United States, to increase the banks' commitment to $300 million with more favorable terms. The banks' commitment will decline to $150 million in 2001 with the final maturity in 2002. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. Management believes that the unused line, in combination with expected free cash flows, should be sufficient to meet operating requirements and for business opportunities and most acquisitions which support corporate strategies.

     Total debt decreased $8.0 million during 1996. The Company's current debt structure has resulted in lower interest expense and currently provides approximately $227 million in committed and available unused debt capacity with financial institutions.

     On March 15, 1996, the Company redeemed the $150 million, 5.25% convertible subordinated debentures at a redemption price of 91.545%. The redemption resulted in a one-time extraordinary non-cash charge to income of $1.3 million, net of tax of $.8 million.

     Cash dividends of $.10 per share were paid in each of the four quarters of 1996.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.


------------------------------------------------------------------------------
                                          1996      1995      1994      1993
------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


SUMMARY OF OPERATIONS
Net sales                               $692,760  $652,645  $567,583  $546,120
Cost of goods sold                       400,821   379,632   338,868   344,609
Operating income (1),(2),(7)              95,275    88,891    62,944    40,910
Interest expense, net                     15,833    20,009    16,820    16,115
Income before income taxes                79,430    69,906    41,800    25,425
Income taxes                              30,981    27,233    17,974    10,017
Income before associated companies        48,449    42,673    23,826    15,408
Net income/(loss) (3),(4),(6)             47,385    43,050    23,952    15,524
   Per share:
      Primary                               1.56      1.43      0.80      0.58
      Fully diluted                         1.56      1.35      0.80      0.58
Average number of shares outstanding      30,364    30,202    29,953    26,679
Capital expenditures                      53,473    41,921    36,322    30,940
Dividends declared                        12,159    11,708    10,488     9,361
      Per Class A common share              0.40    0.3875    0.3500    0.3500
      Per Class B common share              0.40    0.3875    0.3500    0.3500

FINANCIAL POSITION
Current assets                          $377,410  $358,500  $314,176  $264,140
Current liabilities                      173,096   123,883   112,777    97,930
Current ratio                                2.2       2.9       2.8       2.7
Property, plant and equipment, net       339,461   342,150   320,719   302,829
Total assets                             824,700   796,525   721,386   655,420
Long-term debt                           187,100   245,265   232,767   208,620
Shareholders' equity                     328,763   302,297   271,947   244,468
Per share                                  10.83      9.97      9.05      8.18
Total capital (5)                        583,323   564,815   522,434   464,565
Total debt to total capital                 43.6%     46.5%     47.9%     47.4%
Return on shareholders' equity              14.4%     14.2%      8.8%      6.4%

NUMBER OF EMPLOYEES                        5,854     5,658     5,404     5,286

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

(3) Included in 1987 is a charge to income for the difference between the amount accrued under Incentive Stock Unit (ISU) agreements and the appraised value of the 1,534,256 Class B common shares which were issued to the holders of the ISU's.The amount of this charge was $2,195,000.

(4) In January 1989, the Company sold its property and facilities in Halmstad, Sweden for approximately $51,000,000 in cash and notes with a resulting net gain of approximately $23,000,000.


------------------------------------------------------------------------------
   1992       1991       1990       1989       1988       1987       1986
------------------------------------------------------------------------------

$ 561,084  $ 557,218  $ 556,104  $ 505,474  $ 461,246  $ 402,203  $ 336,393
  367,516    360,251    359,997    300,007    267,782    237,708    198,569
   18,133     43,421     30,361     66,907     73,347     62,920     53,060
   18,829     20,090     18,450     19,857     16,637     14,908     16,625
    2,522     18,685     13,121     75,552     52,925     46,495     32,575
      958     10,219      6,858     33,171     18,809     21,875     19,427
    1,564      8,466      6,263     42,381     34,116     24,620     13,148
   (3,585)    10,311      7,649     44,492     36,258     25,245     14,717

    (0.14)      0.41       0.30       1.75       1.46       1.15       0.59
    (0.14)      0.41       0.30       1.75       1.46       1.11       0.59
   25,559     25,415     25,312     25,408     24,779     21,992     24,947
   20,219     40,067    110,729     82,252     58,601     40,216     23,712
    8,950      8,903      7,518      5,775      4,674      1,082         --
   0.3500     0.3500     0.3500     0.3125     0.2625     0.0625         --
   0.3500     0.3500     0.1313         --         --         --         --

$ 249,669  $ 253,924  $ 272,696  $ 242,518  $ 206,729  $ 177,421  $ 150,264
  109,477    103,031    104,299     98,885     84,880     86,691     69,529
      2.3        2.5        2.6        2.4        2.4        2.0        2.2
  308,618    362,456    365,558    260,907    214,807    182,232    152,669
  645,992    674,713    703,286    566,342    477,237    417,722    359,727
  239,732    250,423    262,042    145,493    157,833    130,745    173,041
  190,700    244,427    242,683    238,584    178,248    146,036     67,135
     7.44       9.59       9.57       9.26       7.10       6.01       3.06
  453,498    548,436    572,656    450,866    391,410    319,027    271,426
     57.9%      48.4%      49.5%      38.9%      48.3%      47.7%      70.4%
     (1.9)%      4.2%      3.2%      21.3%      22.4%      23.7%      22.2%

    5,678      5,726      6,144      6,090      5,659      5,244      5,122

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

QUARTERLY FINANCIAL DATA
(unaudited)


------------------------------------------------------------------------------
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)   1ST       2ND       3RD        4TH
------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------
Net sales                              $168.1    $172.1    $169.8    $  182.8
Gross profit                             69.8      72.4      71.8        77.9
Net income                                7.9      12.1      12.3        15.1
Net income per share:
  Primary                                 .26       .40       .41         .49
  Fully diluted                           .26       .40       .41         .49
Dividends per share                       .10       .10       .10         .10
Class A Common Stock prices:
  High                                 20.375    22.625      22.5      23.125
  Low                                   17.25     19.50      18.0      21.625
------------------------------------------------------------------------------
1995
------------------------------------------------------------------------------
Net sales                              $154.1    $166.8    $162.0    $  169.7
Gross profit                             62.9      70.9      67.8        71.4
Net income                                7.7      11.7      11.6        12.1
Net income per share:
  Primary                                 .26       .38       .39         .40
  Fully diluted                           .26       .36       .36         .37
Dividends per share                     .0875       .10       .10         .10
Class A Common Stock prices:
  High                                 19.625    23.875     26.50      23.625
  Low                                  17.125     18.75    22.875      17.875
------------------------------------------------------------------------------
1994
------------------------------------------------------------------------------
Net sales                              $131.4    $139.6    $145.2    $  151.4
Gross profit                             50.2      54.5      57.8        66.2
Net income                                3.7       5.9       6.0         8.4
Net income per share:
  Primary                                 .12       .20       .20         .28
  Fully diluted                           .12       .20       .20         .26
Dividends per share                     .0875     .0875     .0875       .0875
Class A Common Stock prices:
  High                                  21.25    20.375     19.50       20.00
  Low                                   18.00     17.75    16.125       16.25
------------------------------------------------------------------------------

STOCK AND SHAREHOLDERS

    The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1996 there were approximately 5,800 shareholders.

26