Form 10-K, Exhibit 13
period 1997-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1998-03-13
CIK 819793

                                                                   EXHIBIT 13

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

/s/J. Spencer Standish
J. Spencer Standish
Chairman of the Board

/s/Francis L. McKone
Francis L. McKone
President and Chief Executive Officer

/s/Michael C. Nahl
Michael C. Nahl
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
ALBANY INTERNATIONAL CORP.

   We have audited the accompanying consolidated balance sheets of Albany International Corp. as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Albany International Corp. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the financial statements, in 1997 the Company changed its method of valuing United States inventories from last in--first out to the average cost method.

        [COOPERS & LYBRAND SIG]

Albany, New York
January 22, 1998

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

 For the Years Ended December 31,                          1997       1996       1995
 --------------------------------                          ----       ----       ----
(in thousands, except per share amounts)                               Restated

Statements of Income
Net sales                                             $ 710,079  $ 692,760  $ 652,645
Cost of goods sold                                      404,982    399,311    379,696
-------------------------------------------------------------------------------------
   Gross profit                                         305,097    293,449    272,949

Selling and general expenses                            155,515    147,929    139,102
Technical and research expenses                          49,963     48,735     45,020
-------------------------------------------------------------------------------------
   Operating income                                      99,619     96,785     88,827

Interest income                                            (646)    (1,180)      (114)
Interest expense                                         16,113     17,013     20,123
Other expense/(income), net                               4,521         12     (1,024)
-------------------------------------------------------------------------------------
   Income before income taxes                            79,631     80,940     69,842

Income taxes                                             31,055     31,570     27,208
-------------------------------------------------------------------------------------
   Income before associated companies                    48,576     49,370     42,634

Equity in earnings of associated companies                  483        232        377
-------------------------------------------------------------------------------------
   Income before extraordinary item                      49,059     49,602     43,011

Extraordinary loss on early extinguishment of debt,
 net of tax of $828                                          --      1,296         --
-------------------------------------------------------------------------------------
   Net income                                            49,059     48,306     43,011

Retained Earnings
Retained earnings, beginning of period, as
 previously reported                                    206,308    171,082    139,740
Cumulative effect on prior years of retroactive
 restatement for accounting change for inventory          3,567      2,646      2,685
Retained earnings, beginning of period, restated        209,875    173,728    142,425
Less dividends                                           12,921     12,159     11,708
-------------------------------------------------------------------------------------
Retained earnings, end of period                      $ 246,013  $ 209,875  $ 173,728
-------------------------------------------------------------------------------------

Net Income/(Loss) Per Share:
   Income before extraordinary item                   $    1.60  $    1.63  $    1.42
   Extraordinary loss on early extinguishment of
   debt                                                      --      (0.04)        --
-------------------------------------------------------------------------------------
   Net income                                         $    1.60  $    1.59  $    1.42
Diluted Net Income/(Loss) Per Share:
   Income before extraordinary item                   $    1.57  $    1.62  $    1.35
   Extraordinary loss on early extinguishment of
   debt                                                      --      (0.04)        --
-------------------------------------------------------------------------------------
   Net income                                         $    1.57  $    1.58  $    1.35
-------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

 At December 31,                                                         1997         1996
 ---------------                                                         ----         ----
(in thousands)                                                                   Restated
Assets
Current assets:
Cash and cash equivalents                                           $   2,546   $   8,034
Accounts receivable, less allowance for doubtful accounts ($5,224,
   1997; $4,962, 1996)                                                171,886     179,516
Inventories
   Finished goods                                                     106,259     105,822
   Work in process                                                     38,904      40,568
   Raw material and supplies                                           35,288      33,808
Deferred taxes and prepaid expenses                                    18,440      16,879
------------------------------------------------------------------------------------------
   Total current assets                                               373,323     384,627
------------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                           321,611     339,461
Investments in associated companies                                     2,444       2,060
Intangibles                                                            36,080      44,954
Deferred taxes                                                         22,826      27,756
Other assets                                                           40,613      33,059
------------------------------------------------------------------------------------------
   Total assets                                                     $ 796,897   $ 831,917
------------------------------------------------------------------------------------------
Liabilities
Current liabilities:
Notes and loans payable                                             $  76,095   $  65,165
Accounts payable                                                       25,786      32,813
Accrued liabilities                                                    56,743      59,755
Current maturities of long-term debt                                    1,703       2,295
Income taxes payable and deferred                                      10,113      16,718
------------------------------------------------------------------------------------------
   Total current liabilities                                          170,440     176,746
------------------------------------------------------------------------------------------
Long-term debt                                                        173,654     187,100
Other noncurrent liabilities                                           74,075      97,579
Deferred taxes and other credits                                       35,620      38,162
------------------------------------------------------------------------------------------
   Total liabilities                                                  453,789     499,587
------------------------------------------------------------------------------------------
Shareholders' Equity
Preferred stock, par value $5.00 per share; authorized 2,000,000
   shares; none issued                                                     --          --
Class A Common Stock, par value $.001 per share; authorized
   100,000,000 shares; 25,375,413 issued in 1997 and 24,865,573 in
   1996                                                                    25          25
Class B Common Stock, par value $.001 per share; authorized
   25,000,000 shares; issued and outstanding 5,615,563 in 1997 and
   1996                                                                     6           6
Additional paid in capital                                            187,831     177,412
Retained earnings                                                     246,013     209,875
Translation adjustments                                               (84,351)    (42,340)
Pension liability adjustment                                               --     (12,483)
------------------------------------------------------------------------------------------
                                                                      349,524     332,495
Less treasury stock, at cost                                            6,416         165
------------------------------------------------------------------------------------------
   Total shareholders' equity                                         343,108     332,330
------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                       $ 796,897   $ 831,917
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

 For the Years Ended December 31,                          1997       1996       1995
 --------------------------------                          ----       ----       ----
(in thousands)                                                         Restated
Operating Activities
Net income                                            $  49,059  $  48,306  $  43,011
Adjustments to reconcile net cash provided by
 operating activities:
   Equity in earnings of associated companies              (483)      (232)      (377)
   Depreciation and amortization                         44,991     45,189     43,087
   Accretion of convertible subordinated debentures          --        353      1,628
   Provision for deferred income taxes, other
   credits and long-term liabilities                     (3,828)       755      6,739
   Increase in cash surrender value of life
   insurance, net of premiums paid                         (851)      (751)      (654)
   Unrealized currency transaction losses/(gains)         3,571     (1,459)    (1,469)
   Loss/(gain) on disposition of assets                     382        683       (754)
   Shares contributed to ESOP                             4,336      5,227      3,454
   Loss on early extinguishment of debt                      --      1,296         --
Changes in operating assets and liabilities:
   Accounts receivable                                    4,009     (7,444)   (13,926)
   Inventories                                             (557)    (8,674)   (18,997)
   Prepaid expenses                                         (55)    (1,408)       386
   Accounts payable                                      (7,026)    (2,449)     4,658
   Accrued liabilities                                     (922)     1,543      1,527
   Income taxes payable                                  (4,365)     2,844       (113)
   Other, net                                            (1,699)      (884)      (747)
-------------------------------------------------------------------------------------
   Net cash provided by operating activities             86,562     82,895     67,453
-------------------------------------------------------------------------------------
Investing Activities
   Purchases of property, plant and equipment           (50,804)   (53,473)   (41,921)
   Purchased software                                    (2,318)    (1,909)    (2,215)
   Proceeds from sale of assets                             496     27,112      1,762
   Acquisitions, net of cash acquired                        --    (25,587)   (11,312)
   Investment in associated and other companies          (4,000)        --       (915)
   Premiums paid for life insurance                      (1,190)    (1,193)    (1,196)
-------------------------------------------------------------------------------------
   Net cash used in investing activities                (57,816)   (55,050)   (55,797)
-------------------------------------------------------------------------------------
Financing Activities
   Proceeds from borrowings                              55,030    220,200     21,348
   Principal payments on debt                           (54,847)  (229,799)   (14,542)
   Proceeds from options exercised                        7,000        401      4,408
   Tax benefit of options exercised                       1,089         25        581
   Purchases of treasury shares                          (8,257)    (2,552)    (2,883)
   Dividends paid                                       (12,724)   (12,144)   (11,305)
-------------------------------------------------------------------------------------
   Net cash used in financing activities                (12,709)   (23,869)    (2,393)
-------------------------------------------------------------------------------------
Effect of exchange rate changes on cash flows           (21,525)    (3,551)    (1,882)
-------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents         (5,488)       425      7,381
Cash and cash equivalents at beginning of year            8,034      7,609        228
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $   2,546  $   8,034  $   7,609
-------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  Basis of Consolidation

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has a 50% interest in two related entities in South Africa. The consolidated financial statements include the Company's original investment in the South African entities, plus its share of undistributed earnings, in the account "Investments in associated companies." In 1997, the Company purchased less than a 20% interest in Spectra Science Corporation. The original cost of the investment is included in "Other assets".

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

  Research Expense

     Research expense, which is charged to operations as incurred, was $23,070,000 in 1997, $21,945,000 in 1996 and $19,700,000 in 1995.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

  Inventories

     Inventories are stated at the lower of cost or market and are valued at average cost. During 1997, the Company changed its method of determining the cost of United States inventories from the last-in, first-out (LIFO) method to the average cost method. The Company believes that the average cost method results in a closer matching of revenues and expenses during periods of increased productivity and changes in product mix. This change in accounting method has been applied retroactively and financial information for all periods presented has been restated to apply the average cost method. Income before extraordinary item and net income was increased/(decreased) by $921,000, 3 cents per share, and ($39,000), less than 1 cent per share, for the years ended December 31, 1996 and 1995, respectively, as a result of this change. There was no effect on 1997 income. Retained earnings has been adjusted, net of tax of $3,650,000, $3,061,000 and $3,086,000 in 1997, 1996 and 1995, respectively, for the effect of retroactive application of the new method.

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

     Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets".

  Derivatives

     Gains or losses on forward exchange contracts that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other expense/(income), net".

     Gains or losses on forward exchange contracts that are designated a hedge of a foreign operation's net assets and/or long-term intercompany loans are recorded in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other expense/(income), net".

     All open positions on forward exchange contracts are valued at fair value using the estimated forward rate of a matching contract.

     Gains or losses on futures contracts are recorded in "Other expense/(income), net". Open positions are valued at fair value using quoted market rates.

     The Company values swap agreements at market by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. Gains or losses on swaps are recorded in "Other expense/(income), net".

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

  Pension Plans

     Substantially all employees are covered under either Company or government sponsored pension plans. For principal Company sponsored plans, pension plan expenses are based on actuarial determinations. The plans are generally trusteed or insured and accrued amounts are funded as required in accordance with governing laws and regulations.

  Earnings Per Share

     Effective December 31, 1997, the Company adopted Financial Accounting Standard No. 128, "Earnings Per Share". In accordance with this Standard, net income/(loss) per share is computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Diluted net income/(loss) per share includes the effect of all potentially dilutive securities. Earnings per share amounts for all periods presented have been computed in accordance with this Standard.

  2. EARNINGS PER SHARE

     The amounts used in computing earnings per share and the effect on income and the weighted average number of shares of potentially dilutive securities are as follows:

--------------------------------------------------------------
      (in thousands)                    1997     1996     1995
--------------------------------------------------------------
      Income before extraordinary
       item:
      Income before extraordinary
       item and available to common
       stockholders                  $49,059  $49,602  $43,011
      5.25% convertible
       subordinated debentures            --       --    5,794
--------------------------------------------------------------
      Income available to common
       stockholders after assumed
       conversion of debentures      $49,059  $49,602  $48,805
--------------------------------------------------------------
      Weighted average number of
       shares:
      Weighted average number of
       shares used in net income/
       (loss) per share               30,749   30,364   30,202
      Effect of dilutive secu-
       rities:
        Stock options                    426      281      358
        5.25% convertible
         subordinated debentures          --       --    5,712
--------------------------------------------------------------
      Weighted average number of
       shares used in diluted net
       income/(loss) per share        31,175   30,645   36,272
--------------------------------------------------------------

     Options to purchase 250,000 shares of common stock at $25.5625 per share were outstanding at December 31, 1997 but were not included in the computation of diluted net income/(loss) per share because the options' exercise price was greater than the average market price of the common shares.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

-------------------------------------------------------
      (in thousands)                     1997      1996
-------------------------------------------------------
      Land                           $ 22,487  $ 26,659
      Buildings                       154,803   165,162
      Machinery and equipment         447,749   449,874
-------------------------------------------------------
                                      625,039   641,695
-------------------------------------------------------
      Accumulated depreciation        303,428   302,234
-------------------------------------------------------
                                     $321,611  $339,461
-------------------------------------------------------

     Construction in progress was approximately $127,000 in 1997 and $2,684,000 in 1996.

     Depreciation expense was $41,750,000 in 1997, $42,390,000 in 1996 and
     $41,375,000 in 1995.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $18,167,000 in 1997, $17,367,000 in 1996 and $15,129,000 in
     1995.

     Capital expenditures were $50,804,000 in 1997, $53,473,000 in 1996 and
     $41,921,000 in 1995. At the end of 1997, the Company was committed to $30,136,000 of future expenditures for new equipment and facilities.

  4. INTANGIBLES

     The components of intangibles are summarized below:

-----------------------------------------------------
      (in thousands)                    1997     1996
-----------------------------------------------------
      Excess purchase price over
       fair value                    $48,019  $49,417
      Patents                         10,403   10,429
      Accumulated amortization       (22,342) (20,788)
      Deferred unrecognized pen-
       sion cost (see Note 12)            --    5,896
-----------------------------------------------------
                                     $36,080  $44,954
-----------------------------------------------------

     Amortization expense was $1,554,000 in 1997, $1,109,000 in 1996 and $796,000 in 1995.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

-----------------------------------------------------
      (in thousands)                    1997     1996
-----------------------------------------------------
      Salaries and wages             $18,467  $19,125
      Employee benefits               16,082   20,053
      Returns and allowances           4,330    4,286
      Interest                           773      767
      Restructuring costs                326      612
      Acquisition obligation              --    4,081
      Other                           16,765   10,831
-----------------------------------------------------
                                     $56,743  $59,755
-----------------------------------------------------

  6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1997 and 1996 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 6.31% in 1997 and 5.93% in 1996.

     Long-term debt at December 31, 1997 and 1996, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

-------------------------------------------------------
      (in thousands)                     1997      1996
-------------------------------------------------------
      $300 million revolving credit
       agreement which terminates
       in 2002 with LIBOR borrow-
       ings outstanding at an aver-
       age interest of 5.89% in
       1997 and 5.73% in 1996.       $138,000  $139,000

      Various notes and mortgages
       relative to operations
       principally outside the
       United States, at an average
       interest of 6.67% in 1997
       and 6.56% in 1996, due in
       varying amounts through
       2004.                           20,538    33,575

      Industrial revenue financings
       at an average interest of
       5.65% in 1997 and 5.67% in
       1996, due in varying amounts
       through 2009.                   15,116    14,525
-------------------------------------------------------
                                     $173,654  $187,100
-------------------------------------------------------

     The weighted average interest rates for all debt was 6.08% in 1997 and 5.97% in 1996.

     Principal payments due on long-term debt are: 1998, $1,703,000; 1999, $19,377,000; 2000, $851,000; 2001, $878,000; 2002, $139,064,000.

     Interest paid was $16,107,000 in 1997, $19,318,000 in 1996, and $20,076,000
     in 1995.

     The Company's revolving credit agreement provides that the Company may borrow up to $300,000,000 until 2001 and then $150,000,000 until 2002 at which time the banks' commitment to lend is terminated. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. The interest rate margin over LIBOR is determined by the Company's cash flow to debt ratio. New borrowings under the revolving credit facility are conditional on the absence of material adverse changes in the business, financial position, results of operations and prospects of the Company and its consolidated subsidiaries taken as a whole. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     The revolving credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1997, $51,773,000 was permitted for the payment of cash dividends.

     Under the revolving credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $200,000,000 at December 31, 1997.

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

     The Company has been a party to swap agreements wherein on a notional amount of $250,000,000 the Company paid a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty was obligated to make payments to the Company calculated at an average of 70% of LIBOR. In April 1997, the Company closed-out its position in these agreements. Included in the "Interest rate protection agreements" component of "Other expense/(income), net" (see Note 9) is income of approximately $682,000, $1,099,000 and $1,026,000 related to the net cash received as part of these agreements in 1997, 1996 and 1995, respectively. Also included in "Interest rate protection agreements" is the change in the valuation which resulted in income of approximately $46,000, $236,000 and $304,000 in 1997, 1996 and
     1995, respectively.

     At December 31, 1997, the Company had various forward exchange contracts maturing during 1998. For each closed position, a sale contract of a particular currency was matched with a purchase contract for the same currency at the same amount, counterparty and settlement date. The foreign currency positions, both open and closed, as of December 31, 1997, by major currency, are:

------------------------------------------------------------------
                                     Buy Contracts  Sell Contracts
      Currency                       or Fair Value  or Fair Value
------------------------------------------------------------------

      (in thousands)
      Brazilian Real                       $10,193         $10,000
      Canadian Dollar                        9,962          10,000
      Dutch Guilder                          9,598          10,000
      German Mark                          104,543         105,405
      Swedish Krona                         10,058          10,133
------------------------------------------------------------------
      Total                               $144,354        $145,538
------------------------------------------------------------------

     Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1997, the Company was not a party to any such contracts. The "Interest rate protection agreements" component of "Other expense/(income), net" includes gains on futures contracts, based on fair value, of $32,000 in 1997.

     All financial instruments are held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures were with the same financial institution. The Company seeks to control off balance sheet risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

     At December 31, 1997 the estimated fair value of the Company's long-term debt excluding current maturities approximates $175,528,000. The estimate is based on the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

  7. LEASES

     Total rental expense amounted to $22,990,000, $20,800,000, and $16,673,000 for 1997, 1996, and 1995, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 are: 1998, $18,427,000; 1999, $16,620,000; 2000, $12,185,000;
     2001, $10,128,000; 2002, $8,254,000 and thereafter, $9,821,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1997, 9,154,463 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     In 1989, the Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock. In January 1998, the Board authorized the purchase of an additional 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. The Company purchased 360,500 shares of Class A Common Stock during 1997, and an additional 829,800 shares in January 1998. The Company may purchase up to 2,815,500 more shares without further public announcement.

     For 1997, 1996 and 1995, the Board authorized the payment of dividends totalling $.42, $.40 and $.3875 per common share per year respectively.

     Changes in shareholders' equity for 1997, 1996, and 1995 are as follows:

-----------------------------------------------------------------------------------------------
                                        Class A         Class B                  Treasury Stock
                                      Common Stock    Common Stock   Additional    (Class A)
                                     --------------  --------------   Paid in    --------------
      (in thousands)                 Shares  Amount  Shares  Amount   Capital    Shares  Amount
-----------------------------------------------------------------------------------------------
      Balance: January 1, 1995       24,564     $25   5,633      $6    $170,539     164  $1,955
      Shares contributed to ESOP         --      --      --      --         815    (170) (2,639)
      Conversion of Class B shares
      to Class A shares                  18      --     (18)     --          --      --      --
      Conversion of subordinated
      debentures                         --      --      --      --           2      --      --
      Purchases of treasury shares       --      --      --      --          --     150   2,883
      Options exercised                 259      --      --      --       4,989      --      --
      Other                              --      --       1      --          --      --      --
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1995     24,841     $25   5,616      $6    $176,345     144  $2,199
      Shares contributed to ESOP         --      --      --      --         635    (266) (4,542)
      Purchases of treasury shares       --      --      --      --          --     141   2,552
      Options exercised                  25      --      --      --         426      --      --
      Shares issued to Directors         --      --      --      --           6      (2)    (44)
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1996     24,866     $25   5,616      $6    $177,412      17  $  165
      Shares contributed to ESOP         89      --      --      --       2,299     (93) (1,977)
      Purchases of treasury shares       --      --      --      --          --     361   8,257
      Options exercised                 420      --      --      --       8,089      --      --
      Shares issued to Directors         --      --      --      --          31      (4)    (29)
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1997     25,375     $25   5,616      $6    $187,831     281  $6,416
-----------------------------------------------------------------------------------------------

  9. OTHER EXPENSE/(INCOME) NET

     The components of other expense/(income), net, as further described in Note 6, are:

----------------------------------------------------------------
      (in thousands)                    1997     1996     1995
----------------------------------------------------------------
      Currency transactions          $(2,010) $(2,323) $(3,281)
      Interest rate protection
       agreements                       (760)  (1,335)  (1,330)
      Amortization of debt issuance
       costs and loan origination
       fees                              937      998      837
      Strategic planning costs         1,333       --       --
      Other                            5,021    2,672    2,750
---------------------------------------------------------------
                                     $ 4,521   $   12  $(1,024)
---------------------------------------------------------------

10. INCOME TAXES

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

--------------------------------------------------------------
      (in thousands)                    1997     1996   1995
--------------------------------------------------------------
      Current:
        U.S. Federal                 $12,799  $ 6,671  $ 6,255
        U.S. State                     1,463      695      860
        Non-U.S.                      12,336   18,942    5,304
--------------------------------------------------------------
                                      26,598   26,308   12,419
--------------------------------------------------------------
      Deferred:
        U.S. Federal                  (3,511)   4,504    5,402
        U.S. State                      (401)     515      617
        Non-U.S.                       8,369      243    8,770
--------------------------------------------------------------
                                       4,457    5,262   14,789
--------------------------------------------------------------
                                     $31,055  $31,570  $27,208
--------------------------------------------------------------

     U.S. income before income taxes was $29,973,000 in 1997, $30,522,000 in 1996, and $32,472,000 in 1995.

     Taxes paid, net of refunds, were $22,210,000 in 1997, $18,066,000 in 1996 and $9,269,000 in 1995.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

-------------------------------------------------------------
                                       1997     1996     1995
-------------------------------------------------------------
       U.S. statutory rate              35.0%    35.0%    35.0%
       State taxes                       1.9      1.8      2.7
       Non-U.S. tax rates,
        repatriation of earnings,
        and other net charges
        associated with prior years      5.6      2.6      (.3)
       Other                            (3.5)     (.4)     1.6
-------------------------------------------------------------
       Effective tax rate               39.0%    39.0%    39.0%
-------------------------------------------------------------

     The significant components of deferred income tax (benefit)/expense attributed to income from operations for the years ended December 31, 1997, 1996, and 1995 are as follows:


---------------------------------------------------------------
      (in thousands)                    1997     1996      1995
---------------------------------------------------------------
       Deferred tax
        (benefit)/expense            $(1,448) $ 1,630  $  9,113
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                        136       --     4,500
       Utilization of operating
        loss carryforwards             5,769    3,632     1,176
---------------------------------------------------------------
                                     $ 4,457  $ 5,262  $ 14,789
---------------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.

     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $90,487,000 at December 31, 1997. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996 are presented below:


                                           U.S.            Non-U.S.
                                     ----------------  ----------------
      (in thousands)                    1997     1996     1997     1996
-----------------------------------------------------------------------
       Accounts receivable, princi-
        pally due to allowance for
        doubtful accounts            $   180  $   284  $    15  $  (107)
       Inventories, principally due
        to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986         4,863    1,509       14      272
       Tax loss carryforwards             --       --    4,570    5,043
       Other                           2,262    3,174      712      935
-----------------------------------------------------------------------
       Total current deferred tax
        assets                         7,305    4,967    5,311    6,143
-----------------------------------------------------------------------
       Sale lease back transaction     2,128    1,208       --       --
       Deferred compensation           7,724    6,555       --       --
       Tax loss carryforwards             --       --   10,552   18,353
       Plant, equipment and depre-
        ciation                       (6,709)  (6,358)    (165)  (1,724)
       Postretirement benefits        12,403   11,498     (660)    (686)
       Other                          (2,316)  (1,247)    (131)     157
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                    13,230   11,656    9,596   16,100
-----------------------------------------------------------------------
       Total deferred tax assets     $20,535  $16,623  $14,907  $22,243
-----------------------------------------------------------------------
       Total current deferred tax
        liabilities                       --       --  $ 3,819  $ 2,409
-----------------------------------------------------------------------
       Plant, equipment and depre-
        ciation                           --       --   22,815   23,409
       Other                              --       --   (1,153)    (198)
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                   --       --   21,662   23,211
-----------------------------------------------------------------------
       Total deferred tax
        liabilities                       --       --  $25,481  $25,620
-----------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. net deferred tax asset relates to tax loss carryforwards of which approximately 27% is expected to be used in 1997 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. BUSINESS SEGMENT AND GEOGRAPHIC DATA

     The Company operates primarily in two industry segments. The Engineered Fabrics segment includes developing, manufacturing, marketing and servicing custom designed engineered fabrics and related products used in the manufacture of paper, paperboard and products in other process industries. The Company's other segment includes manufacturing, marketing and servicing high performance industrial doors. The Company sells its products on a worldwide basis with its principal markets listed in the table below.

     The following table shows data by industry segment:

-----------------------------------------------------------------------------------
      (in thousands)                     1997     %      1996     %      1995     %
-----------------------------------------------------------------------------------
       Net Sales
         Engineered Fabrics          $626,796    88  $634,067    92  $602,981    92
         High Performance
          Industrial Doors             83,283    12    58,693     8    49,664     8
-----------------------------------------------------------------------------------
         Total                       $710,079   100  $692,760   100  $652,645   100
-----------------------------------------------------------------------------------
       Operating Income
         Engineered Fabrics          $ 91,035    91  $ 91,802    95  $ 84,951    96
         High Performance
          Industrial Doors              8,584     9     4,983     5     3,876     4
-----------------------------------------------------------------------------------
           Total                     $ 99,619   100  $ 96,785   100  $ 88,827   100
-----------------------------------------------------------------------------------
       Assets
         Engineered Fabrics          $743,697    93  $776,212    93  $782,120    97
         High Performance
          Industrial Doors             53,200     7    55,705     7    20,112     3
-----------------------------------------------------------------------------------
           Total                     $796,897   100  $831,917   100  $802,232   100
-----------------------------------------------------------------------------------
       Depreciation and
        Amortization
         Engineered Fabrics          $ 43,662    97  $ 44,529    99  $ 42,830    99
         High Performance
          Industrial Doors              1,329     3       660     1       257     1
-----------------------------------------------------------------------------------
           Total                     $ 44,991   100  $ 45,189   100  $ 43,087   100
-----------------------------------------------------------------------------------
       Capital Expenditures
         Engineered Fabrics          $ 49,820    98  $ 53,197    99  $ 41,771    99
         High Performance
          Industrial Doors                984     2       276     1       150     1
-----------------------------------------------------------------------------------
           Total                     $ 50,804   100  $ 53,473   100  $ 41,921   100
-----------------------------------------------------------------------------------

     Amounts reported for associated companies are related to the Engineered Fabrics segment.

     The following table shows data by geographic area:

-----------------------------------------------------------------------------------
      (in thousands)                     1997     %      1996     %      1995     %
-----------------------------------------------------------------------------------
       Net Sales
         United States               $286,528    40  $276,973    40  $258,974    40
         Canada                        67,794    10    68,971    10    65,203    10
         Europe                       267,521    38   256,205    37   240,663    37
         Rest of World                 88,236    12    90,611    13    87,805    13
-----------------------------------------------------------------------------------
           Total                     $710,079   100  $692,760   100  $652,645   100
-----------------------------------------------------------------------------------
       Operating Income
         United States               $ 54,932    55  $ 46,432    48  $ 41,485    47
         Canada                         8,819     9    12,026    12    12,815    14
         Europe                        28,603    29    26,882    28    23,119    26
         Rest of World                  7,265     7    11,445    12    11,408    13
-----------------------------------------------------------------------------------
           Total                     $ 99,619   100  $ 96,785   100  $ 88,827   100
-----------------------------------------------------------------------------------
       Assets
         United States               $279,023    35  $289,475    35  $303,304    38
         Canada                        70,210     9    73,353     9    67,638     8
         Europe                       297,187    37   331,717    40   307,728    39
         Rest of World                150,477    19   137,372    16   123,562    15
-----------------------------------------------------------------------------------
           Total                     $796,897   100  $831,917   100  $802,232   100
-----------------------------------------------------------------------------------

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

-----------------------------------------------------------------------------
                                       Plans in Which       Plans in Which
                                        Assets Exceed         Accumulated
                                         Accumulated        Benefits Exceed
                                          Benefits              Assets
                                     -------------------  -------------------
      (in thousands)                      1997      1996      1997       1996
-----------------------------------------------------------------------------
       Actuarial present value of
        benefit obligations:
         Vested                      $(118,521) $(28,118) $(11,934) $ (97,202)
         Accumulated                  (125,245)  (30,642)  (13,396)  (101,916)
         Projected                    (150,766)  (39,042)  (19,357)  (123,868)
       Plan assets at fair value,
        primarily listed stocks and
        bonds                          143,980    38,895        --     83,324
-----------------------------------------------------------------------------
       Projected benefit obligation
        in excess of plan assets        (6,786)     (147)  (19,357)   (40,544)
       Unrecognized net loss            27,392     2,868     2,130     35,545
       Prior service cost not yet
        recognized in net periodic
        pension cost                     6,013       738        --      5,896
       Remaining unrecognized net
        (asset) obligation              (3,184)      (76)      510     (3,970)
       Recognized unaccrued pension
        expense                             --        --      (698)   (19,632)
-----------------------------------------------------------------------------
       Accrued pension asset
        (liability)                  $  23,435  $  3,383  $(17,415) $ (22,705)
-----------------------------------------------------------------------------

     The expected long-term rate of return for U.S. plans was 10% for 1997, 1996 and 1995. The weighted average discount rate was 7.6% for 1997, 8.0% for 1996 and 7.8% for 1995. In 1997, 1996 and 1995, the rate of increase in future compensation levels for salaried and hourly employees was 5.1% and 5.9%, respectively.

     The weighted average expected long-term rate of return for non-U.S. plans was 7.2% for 1997, 7.5% for 1996 and 8.0% for 1995. The weighted average discount rate was 6.9% for 1997, 7.3% for 1996 and 7.9% for 1995. The weighted average rate of increase in future compensation levels was 4.4% for 1997, 4.8% for 1996 and 5.3% for 1995.

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1996 of $18,379,000 was offset by an asset amounting to $5,896,000 (included in intangibles) and a direct charge to equity of $12,483,000. There was no additional liability required at December 31, 1997.

     The vested benefit obligation has been determined based upon the actuarial present value of the vested benefits to which an employee is currently entitled, based on the employee's expected date of separation or retirement.

     Net pension cost included the following components:

--------------------------------------------------------------
      (in thousands)                    1997     1996     1995
--------------------------------------------------------------
       Service cost                  $ 5,751  $ 5,462  $ 4,093
       Interest cost on projected
        benefit obligation            11,948   11,761   11,425
       Actual return on assets       (10,807) (10,057)  (9,553)
       Net amortization and
        deferral                         487      838     (544)
--------------------------------------------------------------
       Net periodic pension cost     $ 7,379  $ 8,004  $ 5,421
--------------------------------------------------------------

     Annual pension cost charged to operating expense for all Company plans was $11,221,000 for 1997, $12,579,000 for 1996 and $8,342,000 for 1995.

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

     The following table reflects the status of the postretirement benefit plan:

-----------------------------------------------------
      (in thousands)                    1997     1996
-----------------------------------------------------
      Accumulated postretirement
       benefit obligation:
        Retirees                     $28,195  $21,330
        Fully eligible active plan
         participants                  4,758    4,096
        Other active participants     13,433   13,955
-----------------------------------------------------
                                      46,386   39,381
      Unrecognized gain                8,088   13,930
-----------------------------------------------------
      Accrued postretirement cost    $54,474  $53,311
-----------------------------------------------------

     Net periodic postretirement benefit cost included the following:

-----------------------------------------------------------
      (in thousands)                   1997    1996    1995
-----------------------------------------------------------
      Service cost of benefits
       earned                        $  856  $  954  $  699
      Interest cost on accumulated
       postretirement benefit
       obligation                     3,300   2,940   3,264
      Amortization of unrecognized
       net gain                        (418)   (537)   (613)
-----------------------------------------------------------
      Net periodic postretirement
       benefit cost                  $3,738  $3,357  $3,350
-----------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 6.5% is assumed for 1997. This rate is assumed to decrease gradually to 5.5% by 1999 and remain at that level thereafter.

     The weighted average discount rate was 7.6% for 1997, 8.0% for 1996 and 7.8% for 1995.

     A one percentage point increase in the health care cost trend rate would result in a $5,830,000 increase in the accumulated postretirement benefit obligation as of December 31, 1997 and an increase of $605,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1997.

14. TRANSLATION ADJUSTMENTS

     The Consolidated Statements of Cash Flows were affected by translation as follows:

---------------------------------------------------------------
      (in thousands)                    1997     1996      1995
---------------------------------------------------------------
      Change in cumulative
       translation adjustments       $42,011  $11,760  $ (5,828)
      Other noncurrent liabilities     2,742      568    (1,095)
      Deferred taxes                   3,419      271    (1,421)
      Long-term debt                   1,014   (1,289)     (565)
      Investments in associated
       companies                        (100)    (537)       81
      Net fixed assets               (22,959)  (6,146)   10,863
      Other assets                    (4,602)  (1,076)     (153)
---------------------------------------------------------------
      Effect of exchange rate
       changes                       $21,525  $ 3,551  $  1,882
---------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     decrease/(increase) from translation of non-U.S. financial statements of $30,979,000, $6,354,000 and $(462,000); from remeasurement of loans of
     $11,032,000, $4,932,000 and $(7,379,000) in 1997, 1996, and 1995,
     respectively; and by losses on designated hedges, net of tax, of $474,000 and $2,013,000 in 1996 and 1995, respectively.

     In 1997, 1996 and 1995, net translation losses included in operations in Brazil and Mexico were $499,000, $233,000 and $354,000 respectively, and were included in cost of goods sold.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988 and 1992, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans each provide for granting of up to 2,000,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are exercisable in five cumulative annual amounts beginning 12 months after date of grant. The option issued by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. Option exercise prices are not less than the market value of the shares on the date of grant. Unexercised options generally terminate twenty years after date of grant for all plans.

     For the purpose of applying Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The dividend yield was 1.8% for 1997, 1996 and 1995. The expected volatility was 24.1% in 1997, 24.6% in 1996 and 25.0% in 1995. The expected life of the options varies based on employee group and ranges from 8 to 19 years. The risk-free interest rate ranges from 5.8% to 6.1% in 1997, 6.6% to 7.0% in 1996 and 5.7% to 6.2% in 1995. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 1997, 1996 or 1995. Had compensation cost and fair value been determined pursuant to FAS 123, net income would decrease from $49,059,000 to $47,727,000 in 1997, from $48,306,000 to $47,511,000 in 1996 and from $43,011,000 to $42,686,000 in 1995. Earnings per share would decrease from $1.60 to $1.55 in 1997, from $1.59 to $1.56 in 1996 and from $1.42 to $1.41 in 1995. Diluted earnings per share would decrease from $1.57 to $1.53 in 1997, from $1.58 to $1.55 in 1996 and from $1.35 to $1.34 in 1995. The weighted average fair value of options granted during 1997, 1996 and 1995, for the purposes of FAS 123, is $10.37, $10.34 and $9.88 per share, respectively.

     Activity with respect to these plans is as follows:

--------------------------------------------------------------------
                                          1997       1996       1995
--------------------------------------------------------------------
      Shares under option at
       January 1                     3,057,400  2,799,650  2,630,400
      Options granted                  695,500    415,250    436,250
      Options cancelled                 23,900    133,100      7,800
      Options exercised                420,000     24,400    259,200
--------------------------------------------------------------------
      Shares under option at
       December 31                   3,309,000  3,057,400  2,799,650
      Options exercisable at
       December 31                   1,930,900  2,068,750  1,896,050
      Shares available for options     229,900    651,500    933,650
--------------------------------------------------------------------
     The weighted average exercise price is as follows:

--------------------------------------------------------------------
                                          1997       1996       1995
--------------------------------------------------------------------
      Shares under option at
       January 1                        $18.00     $17.38     $16.49
      Options granted                    21.84      22.25      22.25
      Options cancelled                  20.49      18.78      17.72
      Options exercised                  16.72      16.49      17.00
      Shares under option at
       December 31                       18.95      18.00      17.38
      Options exercisable at
       December 31                       17.08      16.59      16.29
--------------------------------------------------------------------

     The following is a summary of the status of options outstanding at December 31, 1997:

-------------------------------------------------------------------
                   Outstanding Options
             --------------------------------  Exercisable Options
                          Weighted             --------------------
                           Average   Weighted              Weighted
                         Remaining    Average               Average
Exercise                Contractual  Exercise              Exercise
Price Range     Number        Life      Price     Number      Price
-------------------------------------------------------------------
     $15.00    125,000       15.11     $15.00    100,000     $15.00
      15.50    700,000       10.34      15.50    700,000      15.50
      16.25    174,950       15.41      16.25    139,500      16.25
      16.75    517,000       12.07      16.75    517,000      16.75
17.63-18.75    301,800       15.49      18.56    227,200      18.50
      19.75    443,000       19.29      19.75         --         --
      22.25    797,250       17.89      22.25    247,200      22.25
      25.56    250,000       19.85      25.56         --         --
-------------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $1,795,000 in 1997, $1,523,000 in 1996 and $1,240,000 in 1995. The increase in cash value, net of premiums, was $851,000 in 1997, $751,000 in 1996 and $654,000 in 1995.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus", is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 3% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches 50% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $3,288,000 in 1997, $3,129,000 in 1996 and $2,906,000 in 1995.

     The Company's profit-sharing plan covers substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $206,000 in 1997, $1,388,000 in 1996 and $2,279,000 in 1995.

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

     The components of accrued restructuring costs consist of:

-----------------------------------------------------------
      (in thousands)                   1997    1996    1995
-----------------------------------------------------------
      Lease obligations              $  628  $1,119  $1,693
      Termination costs                  --      --     317
      Asset write offs                   --      --     275
-----------------------------------------------------------
                                     $  628  $1,119  $2,285
-----------------------------------------------------------

     The decrease in accrued balances are the result of actual payments for terminations or incurred expenses and the disposal of written down equipment.

FINANCIAL REVIEW

Review of Operations

--1997 VS. 1996

Net sales increased $17.3 million or 2.5% as compared with 1996. Net sales were decreased by $32.1 million from the effect of a stronger U.S. dollar as compared to 1996. As discussed below, the Company acquired Schieffer Door Systems ("Schieffer") in 1996. Schieffer added $24.6 million to 1997 net sales. Excluding the effect of the stronger U.S. dollar and Schieffer, 1997 net sales increased 3.6% over 1996.

Net sales in the United States increased 3.5% in 1997 as compared to 1996, while sales in Canada decreased 1.7% over the same period. The decrease in Canadian sales was due in part to lower sales to Asia. The effect of price increases to customers in 1997 was small.

European sales increased 4.4% in 1997 as compared to 1996. Excluding the acquisition of Schieffer and the effect of the stronger U.S. dollar, net sales in Europe increased 5.8%. Sales in the Rest of World segment decreased 2.6%.

Gross profit continued to improve and was 43.0% of net sales in 1997 as compared to 42.4% in 1996. Excluding the effect of Schieffer, gross profit margin would have been 43.2%.

Selling, technical, general and research expenses, excluding Schieffer, increased 1.4% in 1997 as compared to 1996. Excluding the additional effect of the stronger U.S. dollar, these costs increased 5.6%. A large part of the increase is due to higher wages and benefit costs.

The increase in other expense/(income), net as compared to 1996, was partially due to lower income from currency transactions and interest rate protection agreements. Income from those transactions was $2.8 million in 1997 as compared to $3.7 million in 1996. The increase in 1997 was also due to one time strategic planning costs of $1.3 million. Currency transactions and interest rate protection agreements income generally results from economic hedges which can have either a positive or negative effect on other expense/ (income), net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

Interest expense decreased $.9 million or 5.3% as compared with 1996. This decrease is primarily due to lower average debt balances.

For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to economies that cease to be highly inflationary, effective January 1, 1998, the functional currency for the Company's Brazilian operations will change from the U.S. dollar to the Brazilian Real. Management does not expect a significant impact on reported results.

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

As a result of cost containment programs, which were partially offset by a change in product mix, gross profit continued to improve and was 42.4% of net sales in 1996 as compared to 41.8% in 1995.

Selling, technical, general and research expenses increased 6.8% in 1996 as compared to 1995. Excluding the effect of translation of non-U.S. currencies into U.S. dollars, these expenses would have increased 7.2%. Increased wages and benefit costs and additional costs generated by acquisitions made in the second half of 1995 and 1996 accounted for a significant portion of the increase.

The increase in other expense/(income), net as compared to 1995, was due to lower income from currency transactions and interest rate protection agreements. Income from those transactions was $3.7 million in 1996 as compared to $4.6 million in 1995.

Interest expense decreased $3.1 million or 15.5% as compared with 1995. The decrease is primarily due to a lower average interest rate in 1996 of 6.0% as compared to 7.1% in 1995.

In November 1996, the Company acquired substantially all of the assets of Schieffer, a manufacturer of high-speed, high-performance industrial doors located in Germany, for approximately $25 million. The acquisition was accounted for as a purchase and, accordingly, the Company has included Schieffer's results of operations in its financial statements as of November 1, 1996. Reported results were not significant.

For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to highly inflationary economies, effective January 1, 1997, the functional currency for the Company's Mexican operations was changed from the Mexican peso to the U.S. dollar.

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

The profitability in the Company's geographic regions in 1997 as compared to 1996 increased in the United States and Europe and decreased in the other geographic areas (see Note 11 of Notes to Consolidated Financial Statements). Total operating income increased 2.9% as compared to 1996. Excluding the effect of the stronger U.S. dollar, operating income would have been 8.7% higher as compared to 1996. Operating income as a percent of net sales for the United States was 19.2% in 1997, 16.8% in 1996 and 16.0% in 1995; and for Canada was 13.0% in 1997, 17.4% in 1996 and 19.7% in 1995; for Europe was 10.7% in 1997,
10.5% in 1996 and 9.6% in 1995; and for Rest of World was 8.2% in 1997, 12.6% in
1996 and 13.0% in 1995.

Liquidity and Capital Resources

At December 31, 1997 the Company's order backlog was $528.0 million, an increase of $25.8 million from the prior year-end.

Accounts receivable decreased $7.6 million from December 31, 1996. Excluding the effect of the stronger U.S. dollar, accounts receivable increased $4.6 million. Inventories were flat as compared to December 31, 1996, after restatement for the change in accounting for inventory as discussed below. Excluding the effect of the stronger U.S. dollar, inventories increased $9.1 million.

During 1997, the Company changed its method of determining the cost of United States inventories from the last-in, first-out (LIFO) method to the average cost method. The Company believes that the average cost method results in a closer matching of revenues and expenses during periods of increased productivity and changes in product mix. This change in accounting method has been applied retroactively and financial information for all periods presented has been restated to apply the average cost method. Income before extraordinary item and net income was increased/ (decreased) by $.9 million, 3 cents per share, and $(.1) million, less than 1 cent per share, for the years ended December 31, 1996 and 1995, respectively, as a result of this change. There was no effect on 1997 income. Retained earnings has been adjusted for the effect of retroactive application of the new method.

Cash flow provided from operating activities was $86.6 million in 1997 compared with $82.9 million in 1996 and $67.5 million in 1995. Capital expenditures were $50.8 million for 1997, $53.5 million for 1996 and $41.9 million for 1995. Capital expenditures in 1998 are expected to be about $45 million. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

The Company is currently assessing the potential impact of the year 2000 on its existing computer programs. The assessment is expected to be complete, with a formal action plan put in place, by mid-1998 with all necessary modifications done by mid-1999. The Company presently believes that the year 2000 issue will be mitigated by the completion of the company-wide implementation of new software.

The Company currently has a $300 million revolving credit agreement with its principal banks in the United States. The banks' commitment will decline to $150 million in 2001 with the final maturity in 2002. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. The Company's current debt structure, which is mostly floating-rate, has resulted in lower interest expense and currently provides approximately $200 million in committed and available unused debt capacity with financial institutions. Management believes that the unused line, in combination with informal commitments and expected free cash flows, should be sufficient to meet operating requirements and for business opportunities and most acquisitions which support corporate strategies.

In 1998, it is possible that the Company will fix interest rates on a portion of the Company's total debt. It is anticipated that this will increase the Company's interest rate during 1998 and reduce the Company's exposure to higher interest rates.

On March 15, 1996, the Company redeemed the $150 million, 5.25% convertible subordinated debentures at a redemption price of 91.545%. The redemption resulted in a one-time extraordinary non-cash charge to income of $1.3 million, net of tax of $.8 million.

Cash dividends of $.105 per share were declared in each of the four quarters of 1997.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------

                                                                               The amounts
                                                              ----------------------------
                                                        1997      1996      1995      1994
     -------------------------------------------------------------------------------------
     (in thousands, except per share amounts)

     Summary of Operations
     Net sales                                      $710,079  $692,760  $652,645  $567,583
     Cost of goods sold                              404,982   399,311   379,696   338,991
     Operating income (1),(2),(7)                     99,619    96,785    88,827    62,821
     Interest expense, net                            15,467    15,833    20,009    16,820
     Income before income taxes                       79,631    80,940    69,842    41,677
     Income taxes                                     31,055    31,570    27,208    17,921
     Income before associated companies               48,576    49,370    42,634    23,756
     Net income/(loss) (3),(4),(6)                    49,059    48,306    43,011    23,882
         Net income/(loss) per share                    1.60      1.59      1.42      0.80
         Diluted net income/(loss) per share            1.57      1.58      1.35      0.79
     Average number of shares outstanding             30,749    30,364    30,202    29,953
     Capital expenditures                             50,804    53,473    41,921    36,322
     Dividends declared                               12,921    12,159    11,708    10,488
         Per Class A common share                       0.42      0.40    0.3875    0.3500
         Per Class B common share                       0.42      0.40    0.3875    0.3500

     Financial Position
     Current assets                                 $373,323  $384,627  $364,207  $319,947
     Current liabilities                             170,440   176,746   126,945   115,863
     Current ratio                                       2.2       2.2       2.9       2.8
     Property, plant and equipment, net              321,611   339,461   342,150   320,719
     Total assets                                    796,897   831,917   802,232   727,157
     Long-term debt                                  173,654   187,100   245,265   232,767
     Shareholders' equity                            343,108   332,330   304,942   274,632
     Per share                                         11.17     10.91     10.06      9.14
     Total capital (5)                               594,560   586,890   567,460   525,119
     Total debt to total capital                       42.3%     43.4%     46.3%     47.7%
     Return on shareholders' equity                    14.3%     14.5%     14.1%      8.7%

     Number of Employees                               5,881     5,854     5,658     5,404

          ----------------------------------------

              (1) The Company adopted Financial Accounting Standard (FAS) No.
                  87 "Employers' Accounting for Pensions", with respect to its non-U.S. retirement plans in 1989, which reduced pension cost by $1,077,000.

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

            --------------------------------------------------------------------

           reported for 1987 - 1996 have been restated to reflect accounting change
           ---------------------------------------------------------------------------
                1993       1992       1991       1990       1989       1988       1987
--------------------------------------------------------------------------------------

           $ 546,120  $ 561,084  $ 557,218  $ 556,104  $ 505,474  $ 461,246  $ 402,203
             345,468    366,756    359,184    358,697    299,287    267,374    236,883
              40,051     18,893     44,488     31,661     67,627     73,755     63,745
              16,115     18,829     20,090     18,450     19,857     16,637     14,908
              24,566      3,282     19,752     14,421     76,272     53,333     47,320
               9,679      1,247     10,803      7,538     33,487     18,954     22,263
              14,887      2,035      8,949      6,883     42,785     34,379     25,057
              15,003     (3,114)    10,794      8,269     44,896     36,521     25,682
                0.56      (0.12)      0.42       0.33       1.77       1.47       1.17
                0.56      (0.12)      0.42       0.33       1.76       1.47       1.15
              26,679     25,559     25,415     25,312     25,408     24,779     21,992
              30,940     20,219     40,067    110,729     82,252     58,601     40,216
               9,361      8,950      8,903      7,518      5,775      4,674      1,082
              0.3500     0.3500     0.3500     0.3500     0.3125     0.2625     0.0625
              0.3500     0.3500     0.3500     0.1313         --         --         --

           $ 270,034  $ 256,422  $ 259,917  $ 277,622  $ 246,144  $ 209,635  $ 179,919
             101,069    112,955    106,220    106,904    100,810     86,489     88,156
                 2.7        2.3        2.4        2.6        2.4        2.4        2.0
             302,829    308,618    362,456    365,558    260,907    214,807    182,232
             661,314    652,745    680,706    708,212    569,968    480,143    420,220
             208,620    239,732    250,423    262,042    145,493    157,833    130,745
             247,223    193,975    247,231    245,004    240,285    179,545    147,069
                8.27       7.57       9.70       9.66       9.32       7.15       6.05
             467,320    456,773    551,240    574,977    452,567    392,707    320,060
               47.1%      57.5%      48.2%      49.3%      38.8%      48.1%      47.5%
                6.1%      (1.6%)      4.4%       3.4%      18.7%      20.3%      17.5%

               5,286      5,678      5,726      6,144      6,090      5,659      5,244

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

QUARTERLY FINANCIAL DATA
(unaudited)

--------------------------------------------------------------------------------

(in millions except per share amounts)      1st       2nd       3rd          4th
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
Net sales                                $171.8    $181.9    $171.8      $ 184.6
Gross profit                               71.8      78.7      73.9         80.7
Net income                                 10.9      13.5      11.4         13.3
Net income per share                        .36       .44       .37          .43
Diluted net income per share                .35       .43       .36          .43
Dividends per share                        .105      .105      .105         .105
Class A Common Stock prices:
  High                                     24.5      24.0   27.4375      26.5625
  Low                                    20.625     19.75      22.5        22.25
--------------------------------------------------------------------------------
1996 (Restated)
--------------------------------------------------------------------------------
Net sales                                $168.1    $172.1    $169.8      $ 182.8
Gross profit                               70.1      72.7      72.0         78.6
Net income                                  8.1      12.3      12.5         15.4
Net income per share                        .27       .40       .41          .51
Diluted net income per share                .27       .40       .41          .50
Dividends per share                         .10       .10       .10          .10
Class A Common Stock prices:
  High                                   20.375    22.625      22.5       23.125
  Low                                     17.25     19.50      18.0       21.625
--------------------------------------------------------------------------------
1995 (Restated)
--------------------------------------------------------------------------------
Net sales                                $154.1    $166.8    $162.0      $ 169.7
Gross profit                               63.2      71.2      68.1         70.4
Net income                                  7.9      11.8      11.8         11.5
Net income per share                        .26       .39       .39          .38
Diluted net income per share                .26       .37       .36          .36
Dividends per share                       .0875       .10       .10          .10
Class A Common Stock prices:
  High                                   19.625    23.875     26.50       23.625
  Low                                    17.125     18.75    22.875       17.875
--------------------------------------------------------------------------------

Stock and Shareholders
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1997 there were approximately 7,000 shareholders.

38