Form 10-K, Exhibit 13
period 1998-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 1999-03-19
CIK 819793

                                   EXHIBIT 13

                               1998 ANNUAL REPORT

REPORT OF MANAGEMENT

   Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based on our best judgments with due consideration given to materiality.
   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.
   The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in accordance with generally accepted accounting principles, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.
   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

/s/ Francis L. McKone
--------------------------
Francis L. McKone
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

/s/ Frank R. Schmeler
--------------------------
Frank R. Schmeler
PRESIDENT AND CHIEF OPERATING OFFICER

/s/ Michael C. Nahl
--------------------------
Michael C. Nahl
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, comprehensive income and cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Albany, New York
January 28, 1999

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

 FOR THE YEARS ENDED DECEMBER 31,                          1998       1997       1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENTS OF INCOME
Net sales                                             $ 722,653  $ 710,079  $ 692,760
Cost of goods sold                                      417,375    404,982    399,311
-------------------------------------------------------------------------------------
   Gross profit                                         305,278    305,097    293,449

Selling and general expenses                            164,481    155,515    147,929
Technical and research expenses                          49,998     49,963     48,735
Restructuring of operations and termination benefits     20,191         --         --
-------------------------------------------------------------------------------------
   Operating income                                      70,608     99,619     96,785

Interest income                                            (598)      (646)    (1,180)
Interest expense                                         19,908     16,113     17,013
Other (income)/expense, net                                (406)     4,521         12
-------------------------------------------------------------------------------------
   Income before income taxes                            51,704     79,631     80,940

Income taxes                                             20,163     31,055     31,570
-------------------------------------------------------------------------------------
   Income before associated companies                    31,541     48,576     49,370

Equity in earnings of associated companies                  231        483        232
-------------------------------------------------------------------------------------
   Income before extraordinary item                      31,772     49,059     49,602

Extraordinary loss on early extinguishment of debt,
 net of tax of $828                                          --         --      1,296
-------------------------------------------------------------------------------------
   Net income                                            31,772     49,059     48,306

RETAINED EARNINGS
Retained earnings, beginning of period                  246,013    209,875    173,728
Less dividends                                           22,199     12,921     12,159
-------------------------------------------------------------------------------------
Retained earnings, end of period                      $ 255,586  $ 246,013  $ 209,875
-------------------------------------------------------------------------------------

NET INCOME/(LOSS) PER SHARE:
   Income before extraordinary item                   $    1.04  $    1.55  $    1.58
   Extraordinary loss on early extinguishment of
   debt                                                      --         --      (0.04)
-------------------------------------------------------------------------------------
   Net income                                         $    1.04  $    1.55  $    1.54
DILUTED NET INCOME/(LOSS) PER SHARE:
   Income before extraordinary item                   $    1.03  $    1.53  $    1.57
   Extraordinary loss on early extinguishment of
   debt                                                      --         --      (0.04)
-------------------------------------------------------------------------------------
   Net income                                         $    1.03  $    1.53  $    1.53
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ALBANY INTERNATIONAL CORP.

 FOR THE YEARS ENDED DECEMBER 31,                          1998       1997       1996
(IN THOUSANDS)
Net income                                            $  31,772  $  49,059  $  48,306

Other comprehensive income/(loss), before tax:
   Foreign currency translation adjustments                 615    (42,011)   (12,063)
   Pension liability adjustments                        (16,868)    12,483       (101)

Income taxes related to items of other comprehensive
 income/(loss)                                               --         --        303
-------------------------------------------------------------------------------------
   Comprehensive income                               $  15,519  $  19,531  $  36,445
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

 AT DECEMBER 31,                                                         1998         1997
(IN THOUSANDS)
ASSETS
Current assets:
Cash and cash equivalents                                           $   5,868   $   2,546
Accounts receivable, less allowance for doubtful accounts ($5,504,
   1998; $5,224, 1997)                                                184,748     171,886
Inventories
   Finished goods                                                     115,740     106,259
   Work in process                                                     43,523      38,904
   Raw material and supplies                                           37,646      35,288
Deferred taxes and prepaid expenses                                    22,188      18,440
------------------------------------------------------------------------------------------
   Total current assets                                               409,713     373,323
------------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                           325,109     321,611
Investments in associated companies                                     4,054       2,444
Intangibles                                                            60,800      36,080
Deferred taxes                                                         27,193      22,826
Other assets                                                           39,497      40,613
------------------------------------------------------------------------------------------
   Total assets                                                     $ 866,366   $ 796,897
------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                             $ 112,828   $  76,095
Accounts payable                                                       25,838      25,786
Accrued liabilities                                                    66,791      56,743
Current maturities of long-term debt                                    5,178       1,703
Income taxes payable and deferred                                       9,403      10,113
------------------------------------------------------------------------------------------
   Total current liabilities                                          220,038     170,440
------------------------------------------------------------------------------------------
Long-term debt                                                        181,137     173,654
Other noncurrent liabilities                                          113,282      74,075
Deferred taxes and other credits                                       37,059      35,620
------------------------------------------------------------------------------------------
   Total liabilities                                                  551,516     453,789
------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized 2,000,000
   shares; none issued                                                     --          --
Class A Common Stock, par value $.001 per share; authorized
   100,000,000 shares; 26,082,438 issued in 1998 and 25,375,413 in
   1997                                                                    26          25
Class B Common Stock, par value $.001 per share; authorized
   25,000,000 shares; issued and outstanding 5,785,282 in 1998 and
   5,615,563 in 1997                                                        6           6
Additional paid in capital                                            206,428     187,831
Retained earnings                                                     255,586     246,013
Accumulated items of other comprehensive income:
   Translation adjustments                                            (83,736)    (84,351)
   Pension liability adjustment                                       (16,868)         --
------------------------------------------------------------------------------------------
                                                                      361,442     349,524
Less treasury stock, at cost                                           46,592       6,416
------------------------------------------------------------------------------------------
   Total shareholders' equity                                         314,850     343,108
------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                       $ 866,366   $ 796,897
------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

 FOR THE YEARS ENDED DECEMBER 31,                          1998       1997       1996
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                            $  31,772  $  49,059  $  48,306
Adjustments to reconcile net cash provided by
 operating activities:
   Equity in earnings of associated companies              (231)      (483)      (232)
   Depreciation and amortization                         48,827     44,991     45,189
   Accretion of convertible subordinated debentures          --         --        353
   Provision for deferred income taxes, other
   credits and long-term liabilities                     11,460     (3,828)       755
   Increase in cash surrender value of life
   insurance, net of premiums paid                       (1,017)      (851)      (751)
   Unrealized currency transaction (gains)/losses        (1,911)     3,571     (1,459)
   Loss on disposition of assets                            368        382        683
   Shares contributed to ESOP                             4,064      4,336      5,227
   Loss on early extinguishment of debt                      --         --      1,296
Changes in operating assets and liabilities:
   Accounts receivable                                   (6,769)     4,009     (7,444)
   Inventories                                          (12,685)      (557)    (8,674)
   Prepaid expenses                                         774        (55)    (1,408)
   Accounts payable                                      (1,527)    (7,026)    (2,449)
   Accrued liabilities                                   14,975       (922)     1,543
   Income taxes payable                                  (4,487)    (4,365)     2,844
   Other, net                                             3,237     (1,699)      (884)
-------------------------------------------------------------------------------------
   Net cash provided by operating activities             86,850     86,562     82,895
-------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment           (38,825)   (50,804)   (53,473)
   Purchased software                                    (1,763)    (2,318)    (1,909)
   Proceeds from sale of assets                             484        496     27,112
   Acquisitions, net of cash acquired                   (24,032)        --    (25,587)
   Investments in associated and other companies         (2,025)    (4,000)        --
   Distributions from associated companies                  195         --         --
   Premiums paid for life insurance                      (1,187)    (1,190)    (1,193)
-------------------------------------------------------------------------------------
   Net cash used in investing activities                (67,153)   (57,816)   (55,050)
-------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                             138,011     55,030    220,200
   Principal payments on debt                           (97,982)   (54,847)  (229,799)
   Proceeds from options exercised                        2,105      7,000        401
   Tax benefit of options exercised                         281      1,089         25
   Purchases of treasury shares                         (47,077)    (8,257)    (2,552)
   Dividends paid                                        (6,387)   (12,724)   (12,144)
-------------------------------------------------------------------------------------
   Net cash used in financing activities                (11,049)   (12,709)   (23,869)
-------------------------------------------------------------------------------------
Effect of exchange rate changes on cash flows            (5,326)   (21,525)    (3,551)
-------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents          3,322     (5,488)       425
Cash and cash equivalents at beginning of year            2,546      8,034      7,609
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $   5,868  $   2,546  $   8,034
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has 50% interests in two related entities in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies."

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

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $23,732,000 in 1998, $23,070,000 in 1997, and $21,945,000 in 1996.

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

  DERIVATIVES

     Gains or losses on forward exchange contracts that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other (income)/expense, net".

     Gains or losses on forward exchange contracts that are designated a hedge of a foreign operation's net assets and/or long-term intercompany loans are recorded in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other (income)/expense, net".

     All open positions on forward exchange contracts are valued at fair value using the estimated forward rate of a matching contract.

     Gains or losses on futures contracts are recorded in "Other
     (income)/expense, net". Open positions are valued at fair value using quoted market rates.

     Gains or losses on interest rate swap agreements, that are entered into to hedge part of the Company's interest rate exposure, are recorded in "Interest expense, net". Unrealized gains or losses related to changes in the fair value of the contracts are not recognized.

     The Company values other swap agreements at market by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. Gains or losses on these swaps are recorded in "Other (income)/expense, net".

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

  2. EARNINGS PER SHARE

     The amounts used in computing earnings per share and the effect on income and the weighted average number of shares of potentially dilutive securities are as follows:

--------------------------------------------------------------
      (IN THOUSANDS)                    1998     1997     1996
--------------------------------------------------------------
      INCOME BEFORE
       EXTRAORDINARY ITEM:
      Income before extraordinary
       item and available to common
       stockholders                  $31,772  $49,059  $49,602
--------------------------------------------------------------
      WEIGHTED AVERAGE NUMBER OF
       SHARES:
      Weighted average number of
       shares used in net income/
       (loss) per share               30,464   31,678   31,282
      Effect of dilutive secu-
       rities:
        Stock options                    334      426      281
--------------------------------------------------------------
      Weighted average number of
       shares used in diluted net
       income/(loss) per share        30,798   32,104   31,563
--------------------------------------------------------------

     Options to purchase 250,000 shares of common stock at $25.5625 per share were outstanding at December 31, 1998 but were not included in the computation of diluted net income/(loss) per share because the options' exercise price was greater than the average market price of the common shares.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

-------------------------------------------------------
      (IN THOUSANDS)                     1998      1997
-------------------------------------------------------
      Land                           $ 23,542  $ 22,487
      Buildings                       162,948   154,803
      Machinery and equipment         474,638   447,749
-------------------------------------------------------
                                      661,128   625,039
-------------------------------------------------------
      Accumulated depreciation        336,019   303,428
-------------------------------------------------------
                                     $325,109  $321,611
-------------------------------------------------------

     Construction in progress was approximately $1,012,000 in 1998 and $127,000 in 1997.

     Depreciation expense was $44,362,000 in 1998, $41,750,000 in 1997, and
     $42,390,000 in 1996.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $16,560,000 in 1998, $18,167,000 in 1997, and $17,367,000
     in 1996.

     Capital expenditures were $38,825,000 in 1998, $50,804,000 in 1997, and
     $53,473,000 in 1996. At the end of 1998, the Company was committed to $24,607,000 of future expenditures for new equipment and facilities.

  4. INTANGIBLES

     The components of intangibles are summarized below:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Excess purchase price over
       fair value                    $70,114  $48,019
      Patents                         10,410   10,403
      Accumulated amortization       (24,536) (22,342)
      Deferred unrecognized pen-
       sion cost (see Note 12)         4,812       --
-----------------------------------------------------
                                     $60,800  $36,080
-----------------------------------------------------

     Amortization expense was $2,194,000 in 1998, $1,554,000 in 1997, and
     $1,109,000 in 1996.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Salaries and wages             $20,619  $18,467
      Employee benefits               19,413   16,082
      Returns and allowances           3,649    4,330
      Interest                         2,271      773
      Restructuring costs              6,734      326
      Other                           14,105   16,765
-----------------------------------------------------
                                     $66,791  $56,743
-----------------------------------------------------

  6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1998 and 1997 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 7.45% in 1998 and 6.31% in 1997.

     Long-term debt at December 31, 1998 and 1997, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

-------------------------------------------------------
      (IN THOUSANDS)                     1998      1997
-------------------------------------------------------
      $300 million revolving credit
       agreement which terminates
       in 2002 with LIBOR borrow-
       ings outstanding at an aver-
       age interest of 5.78% in
       1998 and 5.89% in 1997.       $149,000  $138,000
      Various notes and mortgages
       relative to operations
       principally outside the
       United States, at an average
       interest of 6.64% in 1998
       and 6.67% in 1997, due in
       varying amounts through
       2008.                           17,547    20,538
      Industrial revenue financings
       at an average interest of
       5.38% in 1998 and 5.65% in
       1997, due in varying amounts
       through 2009.                   14,590    15,116
-------------------------------------------------------
                                     $181,137  $173,654
-------------------------------------------------------

     The weighted average interest rates for all debt was 6.38% in 1998 and 6.08% in 1997.

     Principal payments due on long-term debt are: 1999, $5,178,000; 2000, $6,199,000; 2001, $5,370,000; 2002, $151,844,000; 2003, $1,873,000.

     Interest paid was $17,812,000 in 1998, $16,107,000 in 1997, and $19,318,000
     in 1996.

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

     The revolving credit agreement contains various covenants which include limits on: the disposition of assets, minimum consolidated tangible net worth, interest coverage and cash flow to debt ratios, cash dividends, or certain restricted investments unless the required consolidated tangible net worth, as defined, is maintained. At December 31, 1998, $24,192,000 was permitted for the payment of cash dividends.

     Under the revolving credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $100,000,000 at December 31, 1998.

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

     Effective December 1998, the Company has swap agreements that hedge a portion of its interest rate exposure. On a notional amount of $100,000,000, the Company will pay a fixed rate while the counterparties are obligated to pay a floating rate based upon LIBOR. As of December 31, 1998, the average blended rate payable on the long-term swap agreements was 5.87% and the blended rate receivable was 5.22%. No gains or losses related to these agreements were recorded in 1998.

     The Company has been a party to swap agreements wherein on a notional amount of $250,000,000 the Company paid a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty was obligated to make payments to the Company calculated at an average of 70% of LIBOR. In April 1997, the Company closed-out its position in these agreements. Included in the "Interest rate protection agreements" component of "Other (income)/expense, net" (see Note 9) is income of approximately $682,000 and $1,099,000 related to the net cash received as part of these agreements in 1997 and 1996, respectively. Also included in "Interest rate protection agreements" is the change in the valuation which resulted in income of approximately $46,000 and $236,000 in 1997 and 1996, respectively.

     At December 31, 1998, the Company had various forward exchange contracts maturing during 1999. For each closed position, a sale contract of a particular currency was matched with a purchase contract for the same currency at the same amount, counterparty and settlement date. The foreign currency positions, both open and closed, as of December 31, 1998, by major currency, are:

------------------------------------------------------------------
                                     Buy Contracts  Sell Contracts
      Currency                       or Fair Value  or Fair Value
------------------------------------------------------------------

      (IN THOUSANDS)
      Japanese Yen                         $40,169         $40,000
      Swedish Krona                         10,059          10,324
------------------------------------------------------------------
      Total                                $50,228         $50,324
------------------------------------------------------------------

     Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1998, the Company recorded a liability of approximately $237,000 related to open positions on these contracts. The "Interest rate protection agreements" component of "Other (income)/expense, net" includes gains on futures contracts, based on fair value, of $1,018,000 and $32,000 in 1998 and 1997, respectively.

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

     At December 31, 1998 the estimated fair value of the Company's long-term debt excluding current maturities approximates $183,011,000. The estimate is based on the present value of future cash flows of fixed rate debt based upon changes in the general level of interest rates, and on the assumption that carrying value approximates fair value for variable rate debt.

     In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Standard establishes a new model for accounting for derivatives and hedging activities. All derivatives will be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to this Standard. Since the Company already records forward exchange and futures contracts at fair value, this Standard is not expected to have a material effect on the accounting for these transactions. In accordance with this Standard, interest rate swaps that hedge interest rate exposure will be measured at fair value with the initial asset or liability recognized in "Other comprehensive income". Actual amounts paid or received on these contracts will be reclassified from "Other comprehensive income" to "Interest expense, net". Other swap agreements will be measured at fair value with gains and losses recorded in "Other (income)/expense, net". The accounting for the Company's interest rate swaps has not yet been determined. The Company plans to adopt this Standard on its effective date of January 1, 2000.

  7. LEASES

     Total rental expense amounted to $22,296,000, $22,990,000, and $20,800,000 for 1998, 1997, and 1996, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 are: 1999, $22,367,000; 2000, $17,706,000; 2001, $14,173,000;
     2002, $11,035,000; 2003, $7,137,000 and thereafter, $8,566,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and

     Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1998, 9,706,232 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     In 1989, the Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the Company's Class A Common Stock. In January 1998, the Board authorized the purchase of an additional 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. The Company purchased 2,262,200 shares of Class A Common Stock during 1998, and may purchase up to 1,383,100 more shares without further public announcement.

     For 1998, 1997, and 1996, the Board authorized the payment of cash dividends totalling $.105, $.42, and $.40 per common share per year respectively.

     During 1998, the Company declared two 0.5% stock dividends and one 2.0% stock dividend which resulted in a subsequent distribution of 706,900 shares of Class A Common Stock and 169,719 shares of Class B Common Stock. As a result of the stock dividends, additional paid-in capital increased $16,392,000, treasury stock decreased $2,656,000 and retained earnings decreased $19,048,000. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock dividends.

     Changes in shareholders' equity for 1998, 1997, and 1996 are as follows:

-----------------------------------------------------------------------------------------------
                                        Class A         Class B                  Treasury Stock
                                      Common Stock    Common Stock   Additional    (Class A)
                                     --------------  --------------   Paid in    --------------
      (IN THOUSANDS)                 Shares  Amount  Shares  Amount   Capital    Shares  Amount
-----------------------------------------------------------------------------------------------
      Balance: January 1, 1996       24,841     $25   5,616      $6    $176,345     144  $2,199
      Shares contributed to ESOP         --      --      --      --         635    (266) (4,542)
      Purchases of treasury shares       --      --      --      --          --     141   2,552
      Options exercised                  25      --      --      --         426      --      --
      Shares issued to Directors         --      --      --      --           6      (2)    (44)
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1996     24,866     $25   5,616      $6    $177,412      17  $  165
      Shares contributed to ESOP         89      --      --      --       2,299     (93) (1,977)
      Purchases of treasury shares       --      --      --      --          --     361   8,257
      Options exercised                 420      --      --      --       8,089      --      --
      Shares issued to Directors         --      --      --      --          31      (4)    (29)
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1997     25,375     $25   5,616      $6    $187,831     281  $6,416
      Shares contributed to ESOP         --      --      --      --        (195)   (183) (4,199)
      Purchases of treasury shares       --      --      --      --          --   2,262  47,077
      Options exercised                 118      --      --      --       2,386      --      --
      Stock dividends                   589       1     169      --      16,392    (118) (2,656)
      Shares issued to Directors         --      --      --      --          14      (2)    (46)
-----------------------------------------------------------------------------------------------
      Balance: December 31, 1998     26,082     $26   5,785      $6    $206,428   2,240  $46,592
-----------------------------------------------------------------------------------------------

  9. OTHER (INCOME)/EXPENSE NET

     The components of other (income)/expense, net, as further described in Note 6, are:

-------------------------------------------------------------
      (IN THOUSANDS)                    1998    1997     1996
-------------------------------------------------------------
      Currency transactions          $(3,785) $(2,010) $(2,323)
      Interest rate protection
       agreements                     (1,018)   (760)  (1,335)
      Amortization of debt issuance
       costs and loan origination
       fees                              721     937      998
      Strategic planning costs            --   1,333       --
      Other                            3,676   5,021    2,672
-------------------------------------------------------------
                                     $  (406) $4,521  $    12
-------------------------------------------------------------

10. INCOME TAXES

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

--------------------------------------------------------------
      (IN THOUSANDS)                    1998     1997     1996
--------------------------------------------------------------
      Current:
        U.S. Federal                 $14,858  $12,799  $ 6,671
        U.S. State                     1,699    1,463      695
        Non-U.S.                       7,352   12,336   18,942
--------------------------------------------------------------
                                      23,909   26,598   26,308
--------------------------------------------------------------
      Deferred:
        U.S. Federal                 (11,960)  (3,511)   4,504
        U.S. State                    (1,367)    (401)     515
        Non-U.S.                       9,581    8,369      243
--------------------------------------------------------------
                                      (3,746)   4,457    5,262
--------------------------------------------------------------
                                     $20,163  $31,055  $31,570
--------------------------------------------------------------

     U.S. income before income taxes was $8,317,000 in 1998, $29,973,000 in 1997, and $30,522,000 in 1996.

     Taxes paid, net of refunds, were $23,627,000 in 1998, $22,210,000 in 1997, and $18,066,000 in 1996.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

-------------------------------------------------------------
                                       1998     1997     1996
-------------------------------------------------------------
       U.S. statutory rate              35.0%    35.0%    35.0%
       State taxes                       2.2      1.9      1.8
       Non-U.S. tax rates,
        repatriation of earnings,
        and other net charges
        associated with prior years      1.5      5.6      2.6
       Other                              .3     (3.5)     (.4)
-------------------------------------------------------------
       Effective tax rate               39.0%    39.0%    39.0%
-------------------------------------------------------------

     The significant components of deferred income tax expense/(benefit) attributed to income from operations for the years ended December 31, 1998, 1997, and 1996 are as follows:




---------------------------------------------------------------
      (IN THOUSANDS)                    1998     1997      1996
---------------------------------------------------------------
       Deferred tax
        expense/(benefit)           $(10,453) $(1,448) $  1,630
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                        113      136        --
       Utilization of operating
        loss carryforwards             6,594    5,769     3,632
---------------------------------------------------------------
                                     $(3,746) $ 4,457  $  5,262
---------------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.

     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $123,550,000 at December 31, 1998. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1997 are presented below:

                   -----------------------------------------------

                                           U.S.            Non-U.S.
                                     ----------------  ----------------
      (IN THOUSANDS)                    1998     1997     1998     1997
-----------------------------------------------------------------------
       Accounts receivable, princi-
        pally due to allowance for
        doubtful accounts            $   121  $   180  $  (363) $    15
       Inventories, principally due
        to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986         7,014    4,863       92       14
       Tax loss carryforwards             --       --    1,187    4,570
       Other                           7,642    2,262    1,286      712
-----------------------------------------------------------------------
       Total current deferred tax
        assets                        14,777    7,305    2,202    5,311
-----------------------------------------------------------------------
       Sale lease back transaction       575    2,128       --       --
       Deferred compensation           9,094    7,724       --       --
       Tax loss carryforwards             --       --    7,275   10,552
       Plant, equipment and depre-
        ciation                      (11,671)  (6,709)    (172)    (165)
       Postretirement benefits        14,936   12,403       --     (660)
       Other                           6,151   (2,316)   1,005     (131)
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                    19,085   13,230    8,108    9,596
-----------------------------------------------------------------------
       Total deferred tax assets     $33,862  $20,535  $10,310  $14,907
-----------------------------------------------------------------------
       Total current deferred tax
        liabilities                       --       --  $ 7,287  $ 3,819
-----------------------------------------------------------------------
       Plant, equipment and depre-
        ciation                           --       --   24,394   22,815
       Other                              --       --     (446)  (1,153)
-----------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                   --       --   23,948   21,662
-----------------------------------------------------------------------
       Total deferred tax
        liabilities                       --       --  $31,235  $25,481
-----------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. deferred tax asset relates to tax loss carryforwards of which approximately 14% is expected to be used in 1999 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. OPERATING SEGMENT AND GEOGRAPHIC DATA

     Effective December 31, 1998, the Company adopted Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information". In accordance with this Standard, the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in the "Accounting Policies" footnote.

     The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company is an aggregation of the Company's operations that manufacture, market and service high performance industrial doors. "All other" is made up of operations that manufacture products related to the core business of the Company.

     The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

-----------------------------------------------------------------------
      (IN THOUSANDS)                    1998          1997         1996
-----------------------------------------------------------------------
       NET SALES
         Engineered Fabrics          $  583,857    $593,395    $600,099
         High Performance
          Industrial Doors              101,768      83,283      58,693
         All other                       37,028      33,401      33,968
-----------------------------------------------------------------------
       Consolidated total            $  722,653    $710,079    $692,760
-----------------------------------------------------------------------
       DEPRECIATION AND
        AMORTIZATION
         Engineered Fabrics          $   41,202    $ 38,084    $ 39,391
         High Performance
          Industrial Doors                1,561       1,329         660
         All other                        3,129       2,887       2,980
         Corporate                        2,935       2,691       2,158
-----------------------------------------------------------------------
       Consolidated total            $   48,827    $ 44,991    $ 45,189
-----------------------------------------------------------------------
       OPERATING INCOME
         Engineered Fabrics          $  131,047    $134,057    $129,444
         Restructuring of
          operations and
          termination benefits          (20,191)         --          --
-----------------------------------------------------------------------
                                        110,856     134,057     129,444
         High Performance
          Industrial Doors               11,138       9,845       5,892
         All other                        4,759       4,311       4,234
         Research expense               (23,732)    (23,070)    (21,945)
         Unallocated expenses           (32,413)    (25,524)    (20,840)
-----------------------------------------------------------------------
         Operating income before
          reconciling items              70,608      99,619      96,785
         Reconciling items:
         Interest income                    598         646       1,180
         Interest expense               (19,908)    (16,113)    (17,013)
         Other income/ (expense),
          net                               406      (4,521)        (12)
-----------------------------------------------------------------------
       Consolidated income before
        income taxes                 $   51,704    $ 79,631    $ 80,940
-----------------------------------------------------------------------
       OPERATING ASSETS
         Engineered Fabrics          $1,006,458    $945,296    $973,658
         High Performance
          Industrial Doors               67,075      52,459      57,175
         All other                       81,461      68,777      73,143
         Reconciling items:
         Accumulated depreciation      (336,019)   (303,428)   (302,234)
         Deferred tax assets             44,171      35,442      38,886
         Investments in associated
          companies                       4,054       2,444       2,060
         Other                             (834)     (4,093)    (10,771)
-----------------------------------------------------------------------
       Consolidated total assets     $  866,366    $796,897    $831,917
-----------------------------------------------------------------------
       CAPITAL EXPENDITURES
         Engineered Fabrics          $   33,158    $ 45,738    $ 49,036
         High Performance
          Industrial Doors                  881         983         276
         All other                        4,027       3,447       2,552
         Corporate                          759         636       1,609
-----------------------------------------------------------------------
       Consolidated total            $   38,825    $ 50,804    $ 53,473
-----------------------------------------------------------------------

     The following table shows data by geographic area. Net sales are based on the location of the assets producing the revenues.

-----------------------------------------------------------------------
      (IN THOUSANDS)                       1998        1997        1996
-----------------------------------------------------------------------
       NET SALES
         United States               $  289,434    $286,528    $276,973
         Canada                          62,329      67,794      68,971
         Sweden                          88,612      94,102     103,697
         Other countries                282,278     261,655     243,119
-----------------------------------------------------------------------
       Consolidated total            $  722,653    $710,079    $692,760
-----------------------------------------------------------------------
       PROPERTY, PLANT AND
        EQUIPMENT, AT COST, NET
         United States               $   95,487    $ 97,455    $101,045
         Canada                          22,935      26,558      28,329
         Sweden                          58,476      60,278      70,038
         Other countries                148,211     137,320     140,049
-----------------------------------------------------------------------
       Consolidated total            $  325,109    $321,611    $339,461
-----------------------------------------------------------------------

12. PENSION PLANS

     The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, a noncontributory, nonqualified pension plan covering certain U.S. executives and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment. In October 1998, the U.S. noncontributory, qualified defined benefit pension plan was closed to new participants.

     In 1998, Financial Accounting Standard No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" was issued. The Company adopted this statement effective December 31, 1998, and modified disclosures relating to its pension plans and postretirement benefits (See
     Note 13) accordingly. This adoption had no effect on the Company's results of operations or financial position.

     The following table sets forth the components of amounts recognized in the Company's balance sheet.

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Projected benefit obligation
       in excess of plan assets     $(54,983) $(26,143)
      Unrecognized net loss           44,556    29,522
      Prior service cost not yet
       recognized in net periodic
       pension cost                    5,293     6,013
      Remaining unrecognized net
       asset                          (1,080)   (2,674)
      Contributions made in the 4th
       quarter                            18        --
-----------------------------------------------------
      Accrued pension (liability)
       asset                         $(6,196) $ 6,718
-----------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $155,168,000, $128,355,000 and $102,258,000, respectively for 1998, and $19,357,000, $13,396,000 and none, respectively for 1997.

     The weighted average expected long-term rate of return for these plans was 9.1% for 1998 and 1997. The weighted average discount rate was 6.9% for 1998 and 7.4% for 1997. In 1998 and 1997, the weighted average rate of increase in future compensation levels was 4.8% and 5.2%, respectively.

     The following table sets forth the reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans.

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Change in benefit obligation:
        Benefit obligation at
         beginning of year          $170,123 $162,910
        Service cost                   6,841    5,267
        Interest cost                 14,375   11,856
        Participant contributions        838      651
        Plan amendments                   48       --
        Effect of curtailment          2,365       --
        Benefits paid                 (8,604)  (8,663)
        Special termination
         benefits                      7,148       --
        Acturial loss                  6,877    4,859
        Exchange rate loss              (851)  (6,757)
-----------------------------------------------------
        Benefit obligation at end
         of year                    $199,160 $170,123
-----------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
         at beginning of year       $143,980 $122,219
        Actual return on plan
         assets                        3,558   22,723
        Employer contributions         5,343   12,394
        Participant contributions      1,038      691
        Benefits paid                 (8,604)  (8,810)
        Administrative expenses         (741)    (631)
        Exchange rate loss              (397)  (4,606)
-----------------------------------------------------
        Fair value of plan assets
         at end of year             $144,177 $143,980
-----------------------------------------------------

     Amounts recognized in the balance sheet are as follows:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Accrued pension (liability)
       asset                        $(27,876) $ 6,718
      Intangible asset                 4,812       --
      Accumulated other
       comprehensive income           16,868       --
-----------------------------------------------------
      Net amount recognized at
       year-end                      $(6,196) $ 6,718
-----------------------------------------------------

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1998 of $21,680,000 was offset by an asset amounting to $4,812,000 (included in intangibles) and a direct charge to equity of $16,868,000. There was no additional liability required at December 31, 1997.

     Net pension cost included the following components:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Service cost                   $ 6,423  $ 5,751
      Interest cost on projected
       benefit obligation             12,319   11,948
      Actual return on assets        (12,431) (10,807)
      Net amortization and deferral      981      487
-----------------------------------------------------
      Net periodic pension cost      $ 7,292  $ 7,379
-----------------------------------------------------

     Annual pension cost, including the 1998 enhanced retirement program, charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $25,455,000 for 1998, $11,221,000 for 1997, and $12,579,000 for 1996.

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

     The following table reflects the status of the postretirement benefit plan:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Change in benefit obligation:
        Benefit obligation at
         beginning of year           $46,386  $39,381
        Service cost                   1,112      856
        Interest cost                  3,446    3,300
        Plan participants'
         contribution                    485      476
        Actuarial loss                 3,419    5,425
        Benefits paid                 (3,628)  (3,052)
-----------------------------------------------------
        Benefit obligation at end
         of year                     $51,220  $46,386
-----------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
         at beginning of year          --       --
        Employer contributions         3,143    2,576
        Plan participants'
         contributions                   485      476
        Benefits paid                 (3,628)  (3,052)
-----------------------------------------------------
        Fair value of plan assets
         at end of year                   --       --
-----------------------------------------------------
      Funded status                   51,220   46,386
      Unrecognized net gain            4,449    8,088
-----------------------------------------------------
      Accrued postretirement cost    $55,669  $54,474
-----------------------------------------------------

     Net periodic postretirement benefit cost included the following:

-----------------------------------------------------
      (IN THOUSANDS)                    1998     1997
-----------------------------------------------------
      Service cost of benefits
       earned                        $ 1,112  $   856
      Interest cost on accumulated
       postretirement benefit
       obligation                      3,446    3,300
      Amortization of unrecognized
       net gain                         (219)    (418)
-----------------------------------------------------
      Net periodic postretirement
       benefit cost                  $ 4,339  $ 3,738
-----------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 6.0% is assumed for 1998. This rate is assumed to decrease to 5.5% in 1999 and remain at that level thereafter.

     The weighted average discount rate was 7.2% for 1998 and 7.6% for 1997.

     A one percentage point increase in the health care cost trend rate would result in a $6,439,000 increase in the accumulated postretirement benefit obligation as of December 31, 1998 and an increase of $664,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1998.

14. TRANSLATION ADJUSTMENTS

     The Consolidated Statements of Cash Flows were affected by translation as follows:

---------------------------------------------------------------
      (IN THOUSANDS)                    1998     1997      1996
---------------------------------------------------------------
      Change in cumulative
       translation adjustments       $  (615) $42,011  $ 11,760
      Other noncurrent liabilities       431    2,742       568
      Deferred taxes                   1,075    3,419       271
      Long-term debt                     674    1,014    (1,289)
      Investments in associated
       companies                        (452)    (100)     (537)
      Net fixed assets                 3,417  (22,959)   (6,146)
      Other assets                       796   (4,602)   (1,076)
---------------------------------------------------------------
      Effect of exchange rate
       changes                       $ 5,326  $21,525  $  3,551
---------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     (increase)/decrease from translation of non-U.S. financial statements of $(2,736,000), $30,979,000, and $6,354,000; from remeasurement of loans of
     $2,121,000, $11,032,000, and $4,932,000 in 1998, 1997, and 1996
     respectively; and by losses on designated hedges, net of tax, of $474,000 in 1996.

     In 1998, 1997 and 1996, net translation losses included in operations in Brazil and Mexico were $2,217,000, $499,000, and $233,000 respectively, and were included in cost of goods sold.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans each provide for granting of up to 2,000,000 shares of Class A Common Stock while the 1998 plan currently provides for the granting of up to 5,500,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are exercisable in five cumulative annual amounts beginning twelve months after date of grant. The option issued by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. Option exercise prices are not less than the market value of the shares on the date of grant. Unexercised options generally terminate twenty years after date of grant for all plans.

     For the purpose of applying Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The cash dividend yield was 1.8% for 1997 and 1996. The expected volatility was 24.6% in 1998, 24.1% in 1997 and 24.6% in 1996. The expected life of the options varies based on employee group and ranges from 7 to 19 years. The risk-free interest rate ranges from 4.7% to 5.6% in 1998, 5.8% to 6.1% in 1997 and 6.6% to 7.0% in 1996. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 1998, 1997 or 1996. Had compensation cost and fair value been determined pursuant to FAS 123, net income would decrease from $31,772,000 to $30,119,000 in 1998, from $49,059,000 to $47,727,000 in 1997 and from $48,306,000 to $47,511,000 in 1996. Earnings per share would decrease from $1.04 to $0.99 in 1998, from $1.55 to $1.51 in 1997 and from $1.54 to $1.52 in 1996. Diluted earnings per share would decrease from $1.03 to $0.98 in 1998, $1.53 to $1.49 in 1997 and from $1.53 to $1.51 in
     1996. The weighted average fair value of options granted during 1998, 1997 and 1996, for the purposes of FAS 123, is $7.52, $10.37 and $10.34 per share, respectively.

     Activity with respect to these plans is as follows:

--------------------------------------------------------------------
                                          1998       1997       1996
--------------------------------------------------------------------
      Shares under option at
       January 1                     3,309,000  3,057,400  2,799,650
      Options granted                  423,000    695,500    415,250
      Options cancelled                 63,300     23,900    133,100
      Options exercised                117,950    420,000     24,400
--------------------------------------------------------------------
      Shares under option at
       December 31                   3,550,750  3,309,000  3,057,400
      Options exercisable at
       December 31                   2,191,900  1,930,900  2,068,750
--------------------------------------------------------------------
      Shares available for options     370,200    229,900    651,500
--------------------------------------------------------------------
     The weighted average exercise price is as follows:

--------------------------------------------------------------------
                                          1998       1997       1996
--------------------------------------------------------------------
      Shares under option at
       January 1                        $18.95     $18.00     $17.38
      Options granted                    19.38      21.84      22.25
      Options cancelled                  20.90      20.49      18.78
      Options exercised                  17.85      16.72      16.49
      Shares under option at
       December 31                       19.00      18.95      18.00
      Options exercisable at
       December 31                       17.58      17.08      16.59
--------------------------------------------------------------------

     The following is a summary of the status of options outstanding at December 31, 1998:

-------------------------------------------------------------------
                   Outstanding Options
             --------------------------------  Exercisable Options
                          Weighted             --------------------
                           Average   Weighted              Weighted
                         Remaining    Average               Average
Exercise                Contractual  Exercise              Exercise
Price Range     Number        Life      Price     Number      Price
-------------------------------------------------------------------
     $15.00    125,000       14.11     $15.00    125,000     $15.00
      15.50    700,000        9.34      15.50    700,000      15.50
      16.25    165,100       14.41      16.25    165,100      16.25
      16.75    461,500       11.33      16.75    461,500      16.75
17.63-18.75    262,700       14.66      18.62    227,000      18.60
      19.38    421,000       19.84      19.38      2,000      19.38
      19.75    413,100       18.29      19.75    102,300      19.75
      22.25    752,350       16.89      22.25    409,000      22.25
      25.56    250,000       18.85      25.56         --         --
-------------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $1,957,000 in 1998, $1,795,000 in 1997, and $1,523,000 in 1996. The increase in cash value, net of premiums, was $1,017,000 in 1998, $851,000 in 1997, and $751,000 in
     1996.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $3,597,000 in 1998, $3,288,000 in 1997, and
     $3,129,000 in 1996.

     The Company's profit-sharing plan covers substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $1,281,000 in 1998, $206,000 in 1997, and $1,388,000 in 1996.

16. ACQUISITIONS AND RESTRUCTURING

     In January 1998, the Company acquired substantially all of the assets of Burwell Door Systems located in Sydney, Australia for approximately $3,500,000.

     In March 1998, the Company purchased all of the outstanding capital stock of Techniweave, Inc., a specialty fabricator of high performance textiles and composites. The purchase price was approximately $8,900,000 with $3,300,000 paid at closing and $5,600,000 deferred for up to ten years.

     In March 1998, the Company purchased all of the outstanding capital stock of Metco Form Oy, a Finnish supplier of forming fabrics and other engineered fabrics for pulp mills and other chemical process industries. The purchase price was approximately $10,800,000.

     In April 1998, the Company purchased all of the outstanding capital stock of M&I Door Systems located in Barrie, Ontario, Canada for approximately $8,100,000.

     In November 1996, the Company acquired substantially all of the assets of Schieffer Door Systems, a manufacturer of high-speed, high-performance industrial doors located in Germany, for approximately $25,000,000.

     All acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates. Pro-forma financial information in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations", is not included since the operating results of these acquisitions would not be material for this purpose.

     In 1998, the Company recorded a charge for restructuring of operations and termination benefits of $20,191,000. The global restructuring plan is focused on the Company's United States and European operations and includes an enhanced retirement program and a rationalization of manufacturing operations. The total charge includes $15,792,000 for the enhanced retirement program and $4,399,000 for plant rationalization costs.

     In 1993, the Company recorded restructuring charges which included $2,200,000 for asset write offs, $2,500,000 for lease obligations related to an unoccupied facility and $2,300,000 for termination costs related to downsizing certain operations. Lease obligation payments will continue until 1999.

     The components of accrued restructuring costs, excluding amounts added to pension liabilities (see Note 12), consist of:

-----------------------------------------------------------
      (IN THOUSANDS)                   1998    1997    1996
-----------------------------------------------------------
      Lease obligations              $  296  $  628  $1,119
      Termination costs               4,243      --      --
      Plant rationalization costs     4,399      --      --
-----------------------------------------------------------
                                     $8,938  $  628  $1,119
-----------------------------------------------------------

     The change in accrued balances is the result of the 1998 global restructuring plan and actual payments for lease obligations.

FINANCIAL REVIEW

Review of Operations

--1998 VS. 1997

Net sales increased $12.6 million or 1.8% as compared with 1997. Net sales were decreased by $20.8 million from the effect of a stronger U.S. dollar as compared to 1997. Acquisitions completed in 1998, as discussed below, added $20.2 million to net sales. Excluding these two factors, net sales increased 1.9% as compared to 1997.

Net sales in the United States increased 1.0% in 1998 as compared to 1997, while sales in Canada decreased 8.1% over the same period. Net sales in Canada were lower principally due to the effect of the stronger U.S. dollar.

European sales increased 1.9% in 1998 as compared to 1997. Excluding the effect of the stronger U.S. dollar, net sales in Europe increased 4.5%.

Gross profit was 42.2% of net sales in 1998 as compared to 43.0% in 1997. Excluding the effect of the 1998 acquisitions, gross profit margin would have been 42.6%.

Selling, technical, general and research expenses, excluding the 1998 acquisitions, increased 2.0% in 1998 as compared to 1997. Excluding the additional effect of the stronger U.S. dollar, these costs increased 4.4%. This increase was principally due to higher wages and benefit costs, the unfavorable change in the remeasurement of foreign currency transactions incurred principally in Europe and costs related to the installation of a new information system.

In 1998, the Company recorded a charge for restructuring of operations and termination benefits of $20.2 million. The global restructuring plan is focused on the Company's United States and European operations and includes an enhanced retirement program and a rationalization of manufacturing operations. The total charge includes $15.8 million for the enhanced retirement program and $4.4 million for plant rationalization costs.

The change in other (income)expense, net as compared to 1997, was due principally to $2.0 million higher income from currency transactions and interest rate protection agreements and a $1.3 million decrease in strategic planning costs. Income or losses from currency transactions and interest rate protection agreements generally result from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Standard establishes a new model for accounting for derivatives and hedging activities. All derivatives will be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to this Standard. Since the Company already records forward exchange and futures contracts at fair value, this Standard is not expected to have a material effect on the accounting for these transactions. In accordance with this Standard, interest rate swaps, that hedge interest rate exposure, will be measured at fair value with the initial asset or liability recognized in "Other comprehensive income". Actual amounts paid or received on these contracts will be reclassified from "Other comprehensive income" to "Interest expense, net". Other swap agreements will be measured at fair value with gains and losses recorded in "Other (income)/expense, net". Accounting for the Company's interest rate swaps has not yet been determined. The Company plans to adopt this Standard on its effective date of January 1, 2000.

Interest expense increased $3.8 million or 23.6% as compared with 1997. This increase was due to higher total debt during 1998 as a result of acquisitions and the Company's purchase of 2,560,800 shares of its own stock since November 1997.

In late 1997, the Company finished the construction of a new paper machine clothing plant located in Chungju, South Korea for a total cost of approximately $22 million. The first shipments to customers were made in February 1998.

In January 1998, the Company acquired substantially all of the assets of Burwell Door Systems located in Sydney, Australia for approximately $3.5 million.

In March 1998, the Company purchased all of the outstanding capital stock of Techniweave, Inc., a specialty fabricator of high performance textiles and composites. The purchase price was approximately $8.9 million with $3.3 million paid at closing and $5.6 million deferred for up to ten years.

In March 1998, the Company purchased all of the outstanding capital stock of Metco Form Oy, a Finnish supplier of forming fabrics and other engineered fabrics for pulp mills and other chemical process industries. The purchase price was approximately $10.8 million.

In April 1998, the Company purchased all of the outstanding capital stock of M&I Door Systems located in Barrie, Ontario, Canada for approximately $8.1 million.

All of the above acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates. These acquisitions did not have a significant impact on 1998 operating results.

In March 1998, the Company purchased a 50% interest in SARA (Loading Bay Specialists, Ltd.), a distributor of high performance industrial doors located in England for approximately $2.0 million. This investment is being accounted for on an equity basis and is included in "Investments in Associated Companies".

For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to economies that cease to be highly inflationary, effective January 1, 1999, the functional currency for the Company's Mexican operations will change from the U.S. dollar to the Mexican Peso. Management does not expect a significant impact on reported results.

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

The change in other (income)/expense, net as compared to 1996, was partially due to $0.9 million lower income from currency transactions and interest rate protection agreements and to strategic planning costs of $1.3 million.

Interest expense decreased $0.9 million or 5.3% as compared with 1996. This decrease is primarily due to lower average debt balances.

For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to economies that cease to be highly inflationary, effective January 1, 1998, the functional currency for the Company's Brazilian operations changed from the U.S. dollar to the Brazilian Real.

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

The profitability in the Company's geographic regions in 1998 as compared to 1997 increased in Canada and decreased in the United States and Europe. Total operating income, after the restructuring charge, decreased 29.1% as compared to 1997. Excluding the effect of the stronger U.S. dollar, operating income would have decreased 25.8% as compared to 1997. Excluding the combined effect of the U.S. dollar and the restructuring charge, operating income decreased 5.5% as compared to 1997. Operating income, before the restructuring charge, as a percent of net sales for the United States was 17.6% in 1998, 19.2% in 1997 and 16.8% in 1996; for Canada was 13.5% in 1998, 13.0% in 1997 and 17.4% in 1996;
for Europe was 9.0% for 1998, 10.7% in 1997 and 10.5% in 1996; and combined for the rest of the countries where the Company has operations the percentages were 7.3% in 1998, 8.2% in 1997 and 12.6% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998 the Company's order backlog was $474.0 million, an increase of $6.4 million from the prior year-end.

Accounts receivable increased $12.9 million from December 31, 1997. Excluding the effect of the stronger U.S. dollar, acquisitions and the new Korean plant, accounts receivable increased $3.9 million. Inventories increased $16.5 million from December 31, 1997. Excluding the factors noted above, inventories increased $7.2 million.

Cash flow provided from operating activities was $86.9 million in 1998 compared with $86.6 million in 1997 and $82.9 million in 1996. Capital expenditures were $38.8 million for 1998, $50.8 million for 1997 and $53.5 million for 1996. Capital expenditures, including leases, in 1999 are expected to be about $45 million. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

The Company currently has a $300 million revolving credit agreement with its principal banks in the United States. The banks' commitment will decline to $150 million in 2001 with the final maturity in 2002. The terms of the revolving credit agreement include a facility fee and allow the Company to select from various loan pricing options. The Company's current debt structure, which is mostly floating-rate, has resulted in favorable interest rates and currently provides approximately $100 million in committed and available unused debt capacity with financial institutions. Management believes that the unused line, in combination with informal commitments and expected free cash flows, should be sufficient to meet operating requirements and for business opportunities and most acquisitions which support corporate strategies in the foreseeable future.

Effective December 31, 1998, the Company has swap agreements that hedge a portion of its interest rate exposure. On a notional amount of $100 million, the Company will pay a fixed rate while the counterparties are obligated to pay a floating rate based upon LIBOR. It is anticipated that this will increase the Company's interest rate during 1999 and reduce the Company's exposure to higher interest rates.

A cash dividend of $.105 per share was declared in the first quarter of 1998. During the remainder of 1998, the Company declared two 0.5% stock dividends and one 2.0% stock dividend which resulted in a subsequent distribution of 706,900 shares of Class A Common Stock and 169,719 shares of Class B Common Stock. As a result of the stock dividends, additional paid-in capital increased $16.4 million, treasury stock decreased $2.6 million and retained earnings decreased $19.0 million. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock dividends.

YEAR 2000

In 1997, the Company began a program to assess, test and remedy its computer and manufacturing systems to assure that these systems will properly recognize the year 2000 and therefore substantially eliminate the risk of date-related computer shutdowns.

The most significant area to assess under this program is the Company's business system, which includes the Company's information system, the hardware and software associated with its network of personal computers and its telecommunications infrastructure. Most of the Company's operations have completed the assessment phase of the program and have begun testing and remediation. Currently, the implementation of a new information system is in progress and has not been accelerated as a result of the year 2000 issue. Each of the Company's operations are at a different level of completion. In some cases, the existing system which is being replaced is not year 2000 compliant. If the implementation of the new system for these operations is not expected to be complete by the year 2000, a contingency plan which includes upgrading the existing software or the temporary use of manual processes will be put in place. Management does not expect any significant issues related to year 2000 compliance.

The Company's manufacturing process involves some use of computers and embedded chips in process equipment. Each operation has been assigned a coordinator to oversee the planning, testing and remediation of this equipment. While management does not expect any year 2000 related shutdowns, it believes that any problems that do occur would be isolated. In these cases, production can be moved to other operations within the Company until the problem is corrected. Management expects to remediate any undiscovered year 2000 equipment problems within a matter of days, with no material impact on overall production.

The Company depends on customers and suppliers for its daily operations. Disruptions due to year 2000 problems in their operations could have a significant impact on the Company. The Company is currently monitoring the status of its customers and suppliers to determine risks and contingency plans.

Total external expenditures related to the year 2000 program are estimated to be $1.0 million and are expected to be funded from cash from operations. Of the $1.0 million, $0.3 million is for consultants, $0.5 million for hardware and $0.2 million for software. As of December 31, 1998, $0.3 million has been spent on consultants and $0.1 million has been spent on hardware.

EURO

Effective January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("euro"). Since the Company does business in these member countries, issues involved with the introduction of the euro are being addressed. These issues include the conversion of data processing systems, assessing currency risk and the impact on the Company's marketing strategy in Europe.

MARKET RISK SENSITIVITY

The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants in 14 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows (see Note 6 for further information regarding these contracts). The total net assets of foreign operations and foreign currency, long-term intercompany loans subject to potential loss amount to $354.2 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $35.4 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $3.4 million. Actual results may differ.

As discussed above, the Company's current debt structure is mostly floating-rate. To partially hedge interest rate exposure, the Company has entered into interest rate swap agreements on a notional amount of $100 million, effectively fixing the interest rate on that portion of debt. The Company also periodically enters into futures contracts to hedge in the short-term against interest rate fluctuations (see Note 6 for further information regarding these contracts). At December 31, 1998, the fair value of the Company's long-term debt is estimated to be $183 million. The potential increase in the fair value of the debt resulting from a hypothetical 50 basis point decrease in interest rates amounts to $1.8 million.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as global restructuring, estimated impact of actions upon future earnings, year 2000 compliance, EVA, industry trends, operating efficiency and profitability. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. One factor is the risk to completing the year 2000 plan, which includes the Company's ability to discover and correct year 2000 problems within its systems and the ability of its customers and suppliers to bring their systems into year 2000 compliance. Other factors include even more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, unanticipated events or circumstances related to recently acquired businesses, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------

                                                        1998      1997      1996      1995
     -------------------------------------------------------------------------------------
     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     SUMMARY OF OPERATIONS
     Net sales                                      $722,653  $710,079  $692,760  $652,645
     Cost of goods sold                              417,375   404,982   399,311   379,696
     Operating income (1),(2),(6)                     70,608    99,619    96,785    88,827
     Interest expense, net                            19,310    15,467    15,833    20,009
     Income before income taxes                       51,704    79,631    80,940    69,842
     Income taxes                                     20,163    31,055    31,570    27,208
     Income before associated companies               31,541    48,576    49,370    42,634
     Net income/(loss) (3),(5)                        31,772    49,059    48,306    43,011
         Net income/(loss) per share                    1.04      1.55      1.54      1.38
         Diluted net income/(loss) per share            1.03      1.53      1.53      1.31
     Average number of shares outstanding             30,464    31,678    31,282    31,115
     Capital expenditures                             38,825    50,804    53,473    41,921
     Cash dividends declared                           3,140    12,921    12,159    11,708
         Per Class A common share                      0.105      0.42      0.40    0.3875
         Per Class B common share                      0.105      0.42      0.40    0.3875

     FINANCIAL POSITION
     Current assets                                 $409,713  $373,323  $384,627  $364,207
     Current liabilities                             220,038   170,440   176,746   126,945
     Current ratio                                       1.9       2.2       2.2       2.9
     Property, plant and equipment, net              325,109   321,611   339,461   342,150
     Total assets                                    866,366   796,897   831,917   802,232
     Long-term debt                                  181,137   173,654   187,100   245,265
     Shareholders' equity                            314,850   343,108   332,330   304,942
         Per share                                     10.34     10.84     10.59      9.76
     Total capital (4)                               613,993   594,560   586,890   567,460
     Total debt to total capital                       48.7%     42.3%     43.4%     46.3%
     Return on shareholders' equity                    10.1%     14.3%     14.5%     14.1%

     NUMBER OF EMPLOYEES                               6,011     5,881     5,854     5,658

          ----------------------------------------

              (1) The Company adopted Financial Accounting Standard (FAS) No.
                  87 Employers' Accounting for Pensions, with respect to its non-U.S. retirement plans in 1989, which reduced pension cost by $1,077,000.

              (2) Included in 1990 is a charge to income of $8,500,000 for an early retirement window and terminations which were part of a world wide cost containment program.

              (3) In January 1989, the Company sold its property and facilities in Halmstad, Sweden for approximately $51,000,000 in cash and notes with a resulting net gain of approximately $23,000,000.

              (4) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of FAS No. 109 Accounting for Income Taxes in 1992, total capital includes all debt and shareholders' equity.

            --------------------------------------------------------------------

                1994       1993       1992       1991       1990       1989       1988
--------------------------------------------------------------------------------------

           $ 567,583  $ 546,120  $ 561,084  $ 557,218  $ 556,104  $ 505,474  $ 461,246
             338,991    345,468    366,756    359,184    358,697    299,287    267,374
              62,821     40,051     18,893     44,488     31,661     67,627     73,755
              16,820     16,115     18,829     20,090     18,450     19,857     16,637
              41,677     24,566      3,282     19,752     14,421     76,272     53,333
              17,921      9,679      1,247     10,803      7,538     33,487     18,954
              23,756     14,887      2,035      8,949      6,883     42,785     34,379
              23,882     15,003     (3,114)    10,794      8,269     44,896     36,521
                0.77       0.55      (0.12)      0.41       0.32       1.72       1.43
                0.77       0.54      (0.12)      0.41       0.32       1.71       1.43
              30,858     27,485     26,332     26,183     26,077     26,176     25,528
              36,322     30,940     20,219     40,067    110,729     82,252     58,601
              10,488      9,361      8,950      8,903      7,518      5,775      4,674
                0.35       0.35       0.35       0.35     0.3500     0.3125     0.2625
                0.35       0.35       0.35       0.35     0.1313         --         --

           $ 319,947  $ 270,034  $ 256,422  $ 259,917  $ 277,622  $ 246,144  $ 209,635
             115,863    101,069    112,955    106,220    106,904    100,810     86,489
                 2.8        2.7        2.3        2.4        2.6        2.4        2.4
             320,719    302,829    308,618    362,456    365,558    260,907    214,807
             727,157    661,314    652,745    680,706    708,212    569,968    480,143
             232,767    208,620    239,732    250,423    262,042    145,493    157,833
             274,632    247,223    193,975    247,231    245,004    240,285    179,545
                8.88       8.03       7.34       9.42       9.38       9.05       6.94
             525,119    467,320    456,773    551,240    574,977    452,567    392,707
               47.7%      47.1%      57.5%      48.2%      49.3%      38.8%      48.1%
                8.7%       6.1%      (1.6%)      4.4%       3.4%      18.7%      20.3%

               5,404      5,286      5,678      5,726      6,144      6,090      5,659

(5) In 1992, the Company elected to adopt FAS No. 106, Employers'
    Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000.

    The Company's election to adopt FAS No. 109, as of January 1,
    1992, resulted in an increase to 1992 income of $20,142,000.

    During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in an extraordinary gain of $1,019,000, net of tax.

(6) In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

QUARTERLY FINANCIAL DATA
(unaudited)

--------------------------------------------------------------------------------

(IN MILLIONS EXCEPT PER SHARE AMOUNTS)      1ST       2ND       3RD          4TH
--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------
Net sales                                $176.2    $179.6    $176.3       $190.6
Gross profit                               74.8      78.0      73.3         79.2
Net income/(loss)                          11.1      10.6      11.1         (1.0)
Net income/(loss) per share                 .36       .34       .37         (.03)
Diluted net income/(loss) per share         .36       .34       .36         (.03)
Cash dividends per share                   .105        --        --           --
Class A Common Stock prices:
  High                                   27.063    30.188     24.50       20.563
  Low                                    20.313     23.00    17.875       16.063
--------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------
Net sales                                $171.8    $181.9    $171.8       $184.6
Gross profit                               71.8      78.7      73.9         80.7
Net income                                 10.9      13.5      11.4         13.3
Net income per share                        .35       .43       .35          .42
Diluted net income per share                .35       .42       .35          .41
Cash dividends per share                   .105      .105      .105         .105
Class A Common Stock prices:
  High                                     24.5      24.0   27.4375      26.5625
  Low                                    20.625     19.75      22.5        22.25
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
Net sales                                $168.1    $172.1    $169.8       $182.8
Gross profit                               70.1      72.7      72.0         78.6
Net income                                  8.1      12.3      12.5         15.4
Net income per share                        .26       .39       .40          .49
Diluted net income per share                .25       .39       .40          .49
Cash dividends per share                    .10       .10       .10          .10
Class A Common Stock prices:
  High                                   20.375    22.625      22.5       23.125
  Low                                     17.25     19.50      18.0       21.625
--------------------------------------------------------------------------------

STOCK AND SHAREHOLDERS
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1998 there were approximately 7,000 shareholders.