Form 10-K405, Exhibit 13
period 1999-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2000-03-21
CIK 819793

                                  EXHIBIT 13

                              1999 ANNUAL REPORT

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

/s/ Frank R. Schmeler

Frank R. Schmeler
PRESIDENT AND CHIEF OPERATING OFFICER

/s/ Michael C. Nahl

Michael C. Nahl
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Albany, New York
January 27, 2000

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

----------------------------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31,                         1999             1998           1997
----------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF INCOME
Net sales                                             $778,366         $722,653       $710,079
Cost of goods sold                                     458,930          417,375        404,982
----------------------------------------------------------------------------------------------
   Gross profit                                        319,436          305,278        305,097

Selling and general expenses                           177,481          164,481        155,515
Technical and research expenses                         48,096           49,998         49,963
Restructuring of operations:
   Termination benefits and other costs                 14,496           20,191             --
   Losses on disposal of fixed assets                    2,376               --             --
----------------------------------------------------------------------------------------------
   Operating income                                     76,987           70,608         99,619

Interest income                                         (1,248)            (598)          (646)
Interest expense                                        26,800           19,908         16,113
Other (income)/expense, net                               (481)            (406)         4,521
----------------------------------------------------------------------------------------------
   Income before income taxes                           51,916           51,704         79,631

Income taxes                                            22,325           20,163         31,055
----------------------------------------------------------------------------------------------
   Income before associated companies                   29,591           31,541         48,576

Equity in earnings of associated companies                 631              231            483
----------------------------------------------------------------------------------------------
   Net income                                           30,222           31,772         49,059

RETAINED EARNINGS
Retained earnings, beginning of period                 255,586          246,013        209,875
Less dividends                                           9,254           22,199         12,921
----------------------------------------------------------------------------------------------
Retained earnings, end of period                      $276,554         $255,586       $246,013
----------------------------------------------------------------------------------------------

Net income per share                                  $   1.00         $   1.02       $   1.52
Diluted net income per share                          $   0.99         $   1.01       $   1.50
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ALBANY INTERNATIONAL CORP.

---------------------------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31,                         1999             1998          1997
---------------------------------------------------------------------------------------------
(IN THOUSANDS)
NET INCOME                                            $ 30,222        $  31,772      $ 49,059

Other comprehensive income/(loss), before tax:
   Foreign currency translation adjustments            (37,141)             615       (42,011)
   Pension liability adjustments                        12,965          (16,868)       12,483

Income taxes related to items of other comprehensive
 income/(loss)                                              --               --            --
---------------------------------------------------------------------------------------------
   Comprehensive income                               $  6,046        $  15,519      $ 19,531
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

--------------------------------------------------------------------------------------
 AT DECEMBER 31,                                                    1999          1998
--------------------------------------------------------------------------------------
(IN THOUSANDS)
ASSETS
Current assets:
Cash and cash equivalents                                     $    7,025      $  5,868
Accounts receivable, less allowance for doubtful accounts
   ($8,768, 1999; $5,504, 1998)                                  235,303       184,748
Inventories
   Finished goods                                                131,749       115,740
   Work in process                                                61,200        43,523
   Raw material and supplies                                      42,733        37,646
Deferred taxes and prepaid expenses                               30,063        22,188
--------------------------------------------------------------------------------------
   Total current assets                                          508,073       409,713
--------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                      435,172       325,109
Investments in associated companies                                4,389         4,054
Intangibles                                                      197,953        60,800
Deferred taxes                                                    10,871        27,193
Other assets                                                      50,384        39,497
--------------------------------------------------------------------------------------
   Total assets                                               $1,206,842      $866,366
--------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                       $   36,839      $112,828
Accounts payable                                                  42,647        25,838
Accrued liabilities                                               86,008        66,791
Current maturities of long-term debt                               6,174         5,178
Income taxes payable and deferred                                  5,296         9,403
--------------------------------------------------------------------------------------
   Total current liabilities                                     176,964       220,038
--------------------------------------------------------------------------------------
Long-term debt                                                   521,257       181,137
Other noncurrent liabilities                                     124,847       113,282
Deferred taxes and other credits                                  58,367        37,059
--------------------------------------------------------------------------------------
   Total liabilities                                             881,435       551,516
--------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized
   2,000,000 shares; none issued                                      --            --
Class A Common Stock, par value $.001 per share; authorized
   100,000,000 shares; 26,803,721 issued in 1999 and
   26,082,438 in 1998                                                 27            26
Class B Common Stock, par value $.001 per share; authorized
   25,000,000 shares; issued and outstanding 5,869,457 in
   1999 and 5,785,282 in 1998                                          6             6
Additional paid in capital                                       219,443       206,428
Retained earnings                                                276,554       255,586
Accumulated items of other comprehensive income:
   Translation adjustments                                      (120,877)      (83,736)
   Pension liability adjustment                                   (3,903)      (16,868)
--------------------------------------------------------------------------------------
                                                                 371,250       361,442
Less treasury stock, at cost                                      45,843        46,592
--------------------------------------------------------------------------------------
   Total shareholders' equity                                    325,407       314,850
--------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                 $1,206,842      $866,366
--------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

---------------------------------------------------------------------------------------------
 FOR THE YEARS ENDED DECEMBER 31,                         1999             1998          1997
---------------------------------------------------------------------------------------------
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                            $ 30,222        $  31,772      $ 49,059
Adjustments to reconcile net cash provided by
 operating activities:
   Equity in earnings of associated companies             (631)            (231)         (483)
   Depreciation and amortization                        55,874           48,827        44,991
   Provision for deferred income taxes, other
   credits and long-term liabilities                    (1,127)          11,460        (3,828)
   Increase in cash surrender value of life
   insurance, net of premiums paid                      (1,110)          (1,017)         (851)
   Unrealized currency transaction (gains)/losses       (5,802)          (1,911)        3,571
   Losses on disposition of assets                       2,914              368           382
   Shares contributed to ESOP                            4,337            4,064         4,336
Changes in operating assets and liabilities:
   Accounts receivable                                  (1,179)          (6,769)        4,009
   Inventories                                          13,300          (12,685)         (557)
   Prepaid expenses                                     (1,368)             774           (55)
   Accounts payable                                       (511)          (1,527)       (7,026)
   Accrued liabilities                                   3,938           14,975          (922)
   Income taxes payable                                 (2,588)          (4,487)       (4,365)
   Other, net                                            1,821            3,237        (1,699)
---------------------------------------------------------------------------------------------
   Net cash provided by operating activities            98,090           86,850        86,562
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment          (34,953)         (38,825)      (50,804)
   Purchased software                                   (2,929)          (1,763)       (2,318)
   Proceeds from sale of assets                            464              484           496
   Acquisitions, net of cash acquired                 (247,236)         (24,032)           --
   Loan to other company                                (3,000)              --            --
   Investments in associated and other companies            --           (2,025)       (4,000)
   Distributions from associated companies                 148              195            --
   Premiums paid for life insurance                     (1,187)          (1,187)       (1,190)
---------------------------------------------------------------------------------------------
   Net cash used in investing activities              (288,693)         (67,153)      (57,816)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                            581,064          138,011        55,030
   Principal payments on debt                         (366,503)         (97,982)      (54,847)
   Proceeds from options exercised                         165            2,105         7,000
   Tax benefit of options exercised                          8              281         1,089
   Debt issuance costs                                  (4,905)              --            --
   Purchases of treasury shares                             --          (47,077)       (8,257)
   Dividends paid                                           --           (6,387)      (12,724)
---------------------------------------------------------------------------------------------
   Net cash provided by/(used in) financing
   activities                                          209,829          (11,049)      (12,709)
---------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash flows          (18,069)          (5,326)      (21,525)
---------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents         1,157            3,322        (5,488)
Cash and cash equivalents at beginning of year           5,868            2,546         8,034
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $  7,025        $   5,868      $  2,546
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries after elimination of intercompany transactions. The Company has 50% interests in an entity in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies."

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

  TRANSLATION OF FINANCIAL STATEMENTS

     Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Other comprehensive income" and accumulated in a separate component of shareholders' equity.

     For operations in countries that are considered to have highly inflationary economies, gains and losses from translation and transactions are determined using a combination of current and historical rates and are included in net income.

     Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income. Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally reported, net of tax, in "Other comprehensive income" and in shareholders' equity in the caption "Translation adjustments."

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $23,567,000 in 1999, $23,732,000 in 1998, and $23,070,000 in 1997.

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

  INTANGIBLES AND OTHER ASSETS

     The excess purchase price over fair values assigned to assets acquired is amortized on a straight-line basis over 20 to 40 years.

     Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years.

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

  INCOME TAXES

     The Company accounts for taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under FAS
     No. 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

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

  EARNINGS PER SHARE

     Net income per share is computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities.

  2. EARNINGS PER SHARE

     The amounts used in computing earnings per share and the effect on income and the weighted average number of shares of potentially dilutive securities are as follows:

-------------------------------------------------------
      (IN THOUSANDS)           1999      1998      1997
-------------------------------------------------------
       INCOME AVAILABLE TO
       COMMON STOCK-
       HOLDERS:
      Income available to
       common stockhold-
       ers                  $30,222   $31,772   $49,059
-------------------------------------------------------
      WEIGHTED AVERAGE
       NUMBER OF SHARES:
      Weighted average
       number of shares
       used in net income
       per share             30,340    31,073    32,312
      Effect of dilutive
       securities:
       Stock options            143       334       426
-------------------------------------------------------
      Weighted average
       number of shares
       used in diluted net
       income per share      30,483    31,407    32,738
-------------------------------------------------------

     Options to purchase 1,809,600 shares of common stock at prices ranging from $19.375 to $25.5625 per share, were outstanding at December 31, 1999 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      Land                         $ 30,345   $ 23,542
      Buildings                     189,967    162,948
      Machinery and equipment       563,008    474,638
------------------------------------------------------
                                    783,320    661,128
------------------------------------------------------
      Accumulated depreciation      348,148    336,019
------------------------------------------------------
                                   $435,172   $325,109
------------------------------------------------------

     Construction in progress was approximately $2,488,000 in 1999 and $1,012,000 in 1998.

     Depreciation expense was $47,669,000 in 1999, $44,362,000 in 1998, and
     $41,750,000 in 1997.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $17,305,000 in 1999, $16,560,000 in 1998, and $18,167,000
     in 1997.

     Capital expenditures were $34,953,000 in 1999, $38,825,000 in 1998, and
     $50,804,000 in 1997. At the end of 1999, the Company was committed to $14,399,000 of future expenditures for new equipment and facilities.

  4. INTANGIBLES

     The components of intangibles are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      Excess purchase price over
       fair value                  $199,227   $ 70,114
      Patents, trade names and
       technology                    20,320     10,410
      Accumulated amortization      (29,709)   (24,536)
      Deferred unrecognized pen-
       sion cost (see Note 12)        8,115      4,812
------------------------------------------------------
                                   $197,953   $ 60,800
------------------------------------------------------

     Amortization expense was $5,173,000 in 1999, $2,194,000 in 1998, and
     $1,554,000 in 1997.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

------------------------------------------------------
      (IN THOUSANDS)                    1999      1998
------------------------------------------------------
      Salaries and wages             $22,647   $20,619
      Employee benefits               21,597    19,413
      Returns and allowances           6,164     3,649
      Interest                         1,044     2,271
      Restructuring costs             16,953     6,734
      Other                           17,603    14,105
------------------------------------------------------
                                     $86,008   $66,791
------------------------------------------------------

  6. FINANCIAL INSTRUMENTS

     Notes and loans payable at December 31, 1999 and 1998 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 5.68% in 1999 and 7.45% in 1998.

     Long-term debt at December 31, 1999 and 1998, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      $750 million credit agreement
       which terminates in 2004
       with borrowings
       outstanding at an average
       interest of 6.61% in 1999
       ($300 million credit
       agreement at an average
       interest of 5.78% in
       1998).                      $487,000   $149,000
      Various notes and mortgages
       relative to operations
       principally outside the
       United States, at an
       average interest of 5.72%
       in 1999 and 6.64% in 1998,
       due in varying amounts
       through 2008.                 20,264     17,547
      Industrial revenue
       financings at an average
       interest of 5.49% in 1999
       and 5.38% in 1998, due in
       varying amounts through
       2009.                         13,993     14,590
------------------------------------------------------
                                   $521,257   $181,137
------------------------------------------------------

     The weighted average interest rates for all debt was 6.36% in 1999 and 6.38% in 1998.

     Principal payments due on long-term debt are: 2000, $6,174,000; 2001, $45,140,000; 2002, $65,611,000; 2003, $73,177,000; 2004, $320,281,000.

     Interest paid was $26,779,000 in 1999, $17,812,000 in 1998, and $16,107,000
     in 1997.

     In August 1999, the Company entered into a new $750 million credit agreement with its banks. This facility includes a $250 million term loan with $40 million due in 2001, $60 million in 2002, $70 million in 2003 and $80 million in 2004. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants which include limits on the disposition of assets, cash dividends, the Company's ability to purchase its Common Stock, and interest coverage and also contains a maximum leverage ratio, as well as mandatory prepayments out of excess cash flow and proceeds from asset sales and debt offerings. The December 31, 1999 leverage ratio precludes the current payment of cash dividends. The Company cannot purchase its Common Stock or pay cash dividends until the leverage ratio, as defined in the credit agreement, does not exceed 2.75. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     Under the credit agreement and formal and informal agreements with other financial institutions, the Company could have borrowed an additional $140,000,000 at December 31, 1999.

     The Company has been a party to swap agreements that hedge a portion of its interest rate exposure. On a notional amount of $100,000,000, the Company paid a fixed rate while the counterparties paid a floating rate based upon LIBOR. In February 1999, the Company closed-out its position in these agreements and had a total gain of approximately $67,000.

     The Company has been a party to swap agreements wherein on a notional amount of $250,000,000 the Company paid a periodic floating rate based upon an index of yields of high-grade, tax-exempt bond issues published by Kenny Information Systems. The counterparty was obligated to make payments to the Company calculated at an average of 70% of LIBOR. In April 1997, the Company closed-out its position in these agreements. Included in the "Interest rate protection agreements" component of "Other (income)/expense, net" (see Note 9) is income of approximately $682,000 related to the net cash received as part of these agreements in 1997. Also included in "Interest rate protection agreements" is the change in the valuation which resulted in income of approximately $46,000 in 1997.

     At December 31, 1999, the Company had no forward exchange contracts maturing during 2000. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 1999, the Company had no open positions on these contracts. The "Interest rate protection agreements" component of "Other (income)/expense, net" includes losses/(gains) on futures contracts, based on fair value, of $1,125,000, ($1,018,000) and ($32,000) in 1999,
     1998 and 1997, respectively.

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

     At December 31, 1999 the estimated fair value of the Company's long-term debt excluding current maturities is considered to be the carrying value on the basis that the significant components are variable rate debt.

     In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Standard establishes a new model for accounting for derivatives and hedging activities. All derivatives will be required to be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to this Standard. Since the Company already records forward exchange and futures contracts at fair value, this Standard is not expected to have a material effect on the accounting for these transactions. The Company plans to adopt this Standard on its effective date of January 1, 2001.

  7. LEASES

     Total rental expense amounted to $23,298,000, $22,296,000, and $22,990,000 for 1999, 1998, and 1997, respectively. Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 are: 2000, $21,725,000; 2001, $18,032,000; 2002,
     $14,222,000; 2003, $9,845,000; 2004, $5,874,000; and thereafter,
     $12,586,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 1999, 10,273,857 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. Since January 1998, the Company has purchased 1,616,900 shares of its Class A Common Stock pursuant to this authorization and of the shares purchased, none were purchased during 1999.

     For 1998 and 1997, the Board authorized the payment of cash dividends totalling $.105 and $.42, per common share per year respectively.

     As discussed in Note 6, the Company cannot purchase its Common Stock or pay cash dividends until the leverage ratio, as defined in the credit agreement, does not exceed 2.75.

     During 1999, the Company declared a 2.0% stock dividend which resulted in a subsequent distribution of 483,621 shares of Class A Common Stock and 115,081 shares of Class B Common Stock. As a result of the stock dividend, additional paid-in capital increased $9,215,000, treasury stock decreased $39,000 and retained earnings decreased $9,254,000. All references in the accompanying financial statements to the weighted average number of common shares and per-share amounts have been restated to reflect the stock dividend.

     Changes in shareholders' equity for 1999, 1998, and 1997 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                  Class A           Class B                     Treasury Stock
                                                               Common Stock      Common Stock     Additional       (Class A)
                                                              ---------------   ---------------    Paid in     -----------------
      (IN THOUSANDS)                                          Shares   Amount   Shares   Amount    Capital     Shares     Amount
--------------------------------------------------------------------------------------------------------------------------------
      Balance: January 1, 1997                                24,866      $25    5,616       $6     $177,412       17   $    165
      Shares contributed to ESOP                                  89       --       --       --        2,299      (93)    (1,977)
      Purchases of treasury shares                                --       --       --       --           --      361      8,257
      Options exercised                                          420       --       --       --        8,089       --         --
      Shares issued to Directors                                  --       --       --       --           31       (4)       (29)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1997                              25,375      $25    5,616       $6     $187,831      281   $  6,416
      Shares contributed to ESOP                                  --       --       --       --         (195)    (183)    (4,199)
      Purchases of treasury shares                                --       --       --       --           --    2,262     47,077
      Options exercised                                          118       --       --       --        2,386       --         --
      Stock dividends                                            589        1      169       --       16,392     (118)    (2,656)
      Shares issued to Directors                                  --       --       --       --           14       (2)       (46)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1998                              26,082      $26    5,785       $6     $206,428    2,240   $ 46,592
      Shares contributed to ESOP                                 199       --       --       --        3,622      (29)      (646)
      Options exercised                                            8       --       --       --          173       --         --
      Stock dividends                                            484        1      115       --        9,215       (2)       (39)
      Shares issued to Directors                                  --       --       --       --            5       (3)       (64)
      Conversion of Class B shares to Class A shares              31       --      (31)      --           --       --         --
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1999                              26,804      $27    5,869       $6     $219,443    2,206   $ 45,843
--------------------------------------------------------------------------------------------------------------------------------

  9. OTHER (INCOME)/EXPENSE, NET

     The components of other (income)/expense, net, as further described in
     Note 6, are:

--------------------------------------------------------
      (IN THOUSANDS)            1999      1998      1997
--------------------------------------------------------
      Currency Transactions  $(5,807)  $(3,785)  $(2,010)
      Interest rate
       protection
       agreements              1,125    (1,018)     (760)
      Amortization of debt
       issuance costs and
       loan origination
       fees                    1,624       721       937
      Strategic planning
       costs                      --        --     1,333
      Other                    2,577     3,676     5,021
--------------------------------------------------------
                             $  (481)  $  (406)  $ 4,521
--------------------------------------------------------

10. INCOME TAXES

     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

-------------------------------------------------------
      (IN THOUSANDS)           1999      1998      1997
-------------------------------------------------------
      Current:
        U.S. Federal        $ 2,959   $14,858   $12,799
        U.S. State            1,303     1,699     1,463
        Non-U.S.             23,068     7,352    12,336
-------------------------------------------------------
                             27,330    23,909    26,598
-------------------------------------------------------
      Deferred:
        U.S. Federal          1,407   (11,960)   (3,511)
        U.S. State              143    (1,367)     (401)
        Non-U.S.             (6,555)    9,581     8,369
-------------------------------------------------------
                             (5,005)   (3,746)    4,457
-------------------------------------------------------
                            $22,325   $20,163   $31,055
-------------------------------------------------------

     U.S. income before income taxes was $8,625,000 in 1999, $8,317,000 in 1998, and $29,973,000 in 1997.

     Taxes paid, net of refunds, were $23,711,000 in 1999, $23,627,000 in 1998, and $22,210,000 in 1997.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

----------------------------------------------------------
                                       1999   1998    1997
----------------------------------------------------------
       U.S. statutory rate             35.0%  35.0%   35.0%
       State taxes                      1.6    2.2     1.9
       Non-U.S. tax rates,
        repatriation of earnings, and
        other net charges associated
        with prior years                5.4    1.5     5.6
       Other                            1.0     .3    (3.5)
----------------------------------------------------------
       Effective tax rate              43.0%  39.0%   39.0%
----------------------------------------------------------

     The significant components of deferred income tax (benefit)/expense attributed to income from operations for the years ended December 31, 1999, 1998, and 1997 are as follows:

------------------------------------------------------------------
      (IN THOUSANDS)                     1999       1998      1997
------------------------------------------------------------------
       Deferred tax benefit           $(3,138)  $(10,453)  $(1,448)
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                         112        113       136
       (Benefit)/utilization of
        operating loss
        carryforwards                  (1,979)     6,594     5,769
------------------------------------------------------------------
                                      $(5,005)  $ (3,746)  $ 4,457
------------------------------------------------------------------

     Investment tax credits and other credits utilized for financial reporting purposes were not material.

     Undistributed earnings of subsidiaries outside the United States for which no provision for U.S. taxes has been made amounted to approximately $144,115,000 at December 31, 1999. In the event earnings of foreign subsidiaries are remitted, foreign tax credits may be available to offset U.S. taxes.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below:

------------------------------------------------------------------------
                                         U.S.              Non-U.S.
                                   -----------------   -----------------
       (IN THOUSANDS)                1999      1998      1999      1998
------------------------------------------------------------------------
       Accounts receivable,
        principally due to
        allowance for doubtful
        accounts                   $   785   $   121   $   995   $  (363)
       Inventories, principally
        due to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986       3,979     7,014       271        92
       Tax loss carryforwards           --        --       287     1,187
       Other                        14,226     7,642     1,988     1,286
------------------------------------------------------------------------
       Total current deferred tax
        assets                      18,990    14,777     3,541     2,202
------------------------------------------------------------------------
       Sale lease back
        transaction                    642       575        --        --
       Deferred compensation        10,232     9,094        --        --
       Tax loss carryforwards           --        --     3,723     7,275
       Plant, equipment and
        depreciation               (23,482)  (11,671)     (160)     (172)
       Postretirement benefits      15,842    14,936        --        --
       Other                         3,890     6,151       184     1,005
------------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                   7,124    19,085     3,747     8,108
------------------------------------------------------------------------
       Total deferred tax assets   $26,114   $33,862   $ 7,288   $10,310
------------------------------------------------------------------------
       Total current deferred tax
        liabilities                     --        --   $ 5,558   $ 7,287
------------------------------------------------------------------------
       Plant, equipment and
        depreciation                    --        --    49,209    24,394
       Other                            --        --    (3,027)     (446)
------------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                 --        --    46,182    23,948
------------------------------------------------------------------------
       Total deferred tax
        liabilities                     --        --   $51,740   $31,235
------------------------------------------------------------------------

     In the U.S., the Company has had a substantial tax liability for each of the past three years and expects to pay taxes in the future at this or greater levels. Substantially all of the non-U.S. deferred tax asset relates to tax loss carryforwards of which approximately 7% is expected to be used in 2000 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. OPERATING SEGMENT AND GEOGRAPHIC DATA

     In accordance with Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information", the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in the "Accounting Policies" footnote.

     The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company is an aggregation of the Company's operations that manufacture, market and service high performance doors. "All other segments" is made up of operations that manufacture products outside of the core business of the Company.

     The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

----------------------------------------------------------------
      (IN THOUSANDS)               1999         1998        1997
----------------------------------------------------------------
       NET SALES
         Engineered Fabrics  $  633,373   $  583,857   $ 593,395
         High Performance
          Doors                 104,354      101,768      83,283
         All other               40,639       37,028      33,401
----------------------------------------------------------------
       Consolidated total    $  778,366   $  722,653   $ 710,079
----------------------------------------------------------------
       DEPRECIATION AND
        AMORTIZATION
         Engineered Fabrics  $   46,890   $   41,202   $  38,084
         High Performance
          Doors                   2,304        1,561       1,329
         All other                3,402        3,129       2,887
         Corporate                3,278        2,935       2,691
----------------------------------------------------------------
       Consolidated total    $   55,874   $   48,827   $  44,991
----------------------------------------------------------------
----------------------------------------------------------------
       OPERATING INCOME
         Engineered Fabrics  $  138,658   $  131,047   $ 134,057
         Restructuring of
          operations:
           Termination
             benefits and
             other costs        (14,496)     (20,191)         --
           Losses on
             disposal of
             fixed assets        (2,376)          --          --
----------------------------------------------------------------
                                121,786      110,856     134,057
         High Performance
          Doors                   6,520       11,138       9,845
         All other                4,802        4,759       4,311
         Research expense       (23,567)     (23,732)    (23,070)
         Unallocated
          expenses              (32,554)     (32,413)    (25,524)
----------------------------------------------------------------
         Operating income
          before
          reconciling items      76,987       70,608      99,619
         Reconciling items:
           Interest income        1,248          598         646
           Interest expense     (26,800)     (19,908)    (16,113)
           Other income/
             (expense), net         481          406      (4,521)
----------------------------------------------------------------
       Consolidated income
        before income taxes  $   51,916   $   51,704   $  79,631
----------------------------------------------------------------
       OPERATING ASSETS
         Engineered Fabrics  $1,368,167   $1,006,458   $ 945,296
         High Performance
          Doors                  64,040       67,075      52,459
         All other               89,945       81,461      68,777
         Reconciling items:
           Accumulated
             depreciation      (348,148)    (336,019)   (303,428)
           Deferred tax
             assets              33,402       44,171      35,442
           Investments in
             associated
             companies            4,389        4,054       2,444
           Other                 (4,953)        (834)     (4,093)
----------------------------------------------------------------
       Consolidated total
        assets               $1,206,842   $  866,366   $ 796,897
----------------------------------------------------------------
       CAPITAL EXPENDITURES
         Engineered Fabrics  $   28,757   $   33,158   $  45,738
         High Performance
          Doors                   1,638          881         983
         All other                4,302        4,027       3,447
         Corporate                  256          759         636
----------------------------------------------------------------
       Consolidated total    $   34,953   $   38,825   $  50,804
----------------------------------------------------------------

     The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

-------------------------------------------------------------------
      (IN THOUSANDS)                     1999       1998       1997
-------------------------------------------------------------------
       NET SALES
         United States               $310,070   $289,434   $286,528
         Canada                        58,060     62,329     67,794
         Sweden                        83,714     88,612     94,102
         Germany                       69,375     50,467     42,264
         Other countries              257,147    231,811    219,391
-------------------------------------------------------------------
       Consolidated total            $778,366   $722,653   $710,079
-------------------------------------------------------------------
       PROPERTY, PLANT AND
        EQUIPMENT, AT COST, NET
         United States               $133,127   $ 95,487   $ 97,455
         Canada                        22,916     22,935     26,558
         Sweden                        51,778     58,476     60,278
         Germany                       64,004      6,347      6,212
         Other countries              163,347    141,864    131,108
-------------------------------------------------------------------
       Consolidated total            $435,172   $325,109   $321,611
-------------------------------------------------------------------

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

     The following table sets forth the components of amounts recognized in the Company's balance sheet.

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      Projected benefit
       obligation in excess of
       plan assets                 $(48,116)  $(54,983)
      Unrecognized net loss          22,040     44,556
      Prior service cost not yet
       recognized in net periodic
       pension cost                   8,292      5,293
      Remaining unrecognized net
       obligation/(asset)                99     (1,080)
      Contributions made in the
       4th quarter                      626         18
------------------------------------------------------
      Accrued pension liability    $(17,059)  $ (6,196)
------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $158,755,000, $138,107,000, and $111,480,000, respectively, for 1999 and $155,168,000, $128,355,000, and
     $102,258,000, respectively for 1998.

     The weighted average expected long-term rate of return for these plans was 9.1% for 1999 and 1998. The weighted average discount rate was 7.1% for 1999 and 6.9% for 1998. In 1999 and 1998, the weighted average rate of increase in future compensation levels was 4.7% and 4.8%, respectively.

     The following table sets forth the reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans.

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      Change in benefit
       obligation:
        Benefit obligation at
         beginning of year         $199,160   $170,123
        Service cost                  6,927      6,841
        Interest cost                13,775     14,375
        Participant contributions     1,447        838
        Plan amendments               3,766         48
        Effect of curtailment            --      2,365
        Benefits paid               (11,769)    (8,604)
        Acquisitions/divestitures     9,795         --
        Special termination
         benefits                        --      7,148
        Actuarial (gain)/loss       (16,195)     6,877
        Exchange rate loss           (2,780)      (851)
------------------------------------------------------
        Benefit obligation at end
         of year                   $204,126   $199,160
------------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
         at beginning of year      $144,177   $143,980
        Actual return on plan
         assets                      18,918      3,558
        Employer contributions        5,435      5,343
        Participant contributions     1,447      1,038
        Benefits paid               (11,610)    (8,604)
        Acquisitions/divestitures       210         --
        Administrative expenses      (1,229)      (741)
        Exchange rate loss           (1,338)      (397)
------------------------------------------------------
        Fair value of plan assets
         at end of year            $156,010   $144,177
------------------------------------------------------

     Amounts recognized in the balance sheet are as follows:

------------------------------------------------------
      (IN THOUSANDS)                   1999       1998
------------------------------------------------------
      Accrued pension liability    $(29,077)  $(27,876)
      Intangible asset                8,115      4,812
      Accumulated other
       comprehensive income           3,903     16,868
------------------------------------------------------
      Net amount recognized at
       year-end                    $(17,059)  $ (6,196)
------------------------------------------------------

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 1999 and 1998 respectively, of $12,018,000 and $21,680,000 was offset by an asset amounting to

     $8,115,000 and $4,812,000 (included in intangibles) and a direct charge to equity of $3,903,000 and $16,868,000.

     Net pension cost included the following components:

------------------------------------------------------
      (IN THOUSANDS)                    1999      1998
------------------------------------------------------
      Service cost                   $ 6,927   $ 6,423
      Interest cost on projected
       benefit obligation             13,775    12,319
      Actual return on assets        (12,557)  (12,431)
      Net amortization and deferral    1,287       981
------------------------------------------------------
      Net periodic pension cost      $ 9,432   $ 7,292
------------------------------------------------------
------------------------------------------------------

     Annual pension cost, including the 1998 enhanced retirement program, charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $13,518,000 for 1999, $25,455,000 for 1998, and $11,221,000 for 1997.

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

     The following table reflects the status of the postretirement benefit plan:

------------------------------------------------------
      (IN THOUSANDS)                    1999      1998
------------------------------------------------------
      Change in benefit obligation:
        Benefit obligation at
         beginning of year           $51,220   $46,386
        Service cost                   1,357     1,112
        Interest cost                  4,389     3,446
        Plan participants'
         contribution                    455       485
        Actuarial loss                10,874     3,419
        Benefits paid                 (5,906)   (3,628)
------------------------------------------------------
        Benefit obligation at end
         of year                     $62,389   $51,220
------------------------------------------------------
------------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
         at beginning of year             --        --
        Employer contributions         5,451     3,143
        Plan participants'
         contributions                   455       485
        Benefits paid                 (5,906)   (3,628)
------------------------------------------------------
        Fair value of plan assets
         at end of year                   --        --
------------------------------------------------------
      Funded status                   62,389    51,220
      Unrecognized net (loss)/gain    (6,364)    4,449
------------------------------------------------------
      Accrued postretirement cost    $56,025   $55,669
------------------------------------------------------
------------------------------------------------------

     Net periodic postretirement benefit cost included the following:

------------------------------------------------------
      (IN THOUSANDS)                    1999      1998
------------------------------------------------------
      Service cost of benefits
       earned                        $ 1,357   $ 1,112
      Interest cost on accumulated
       postretirement benefit
       obligation                      4,389     3,446
      Amortization of unrecognized
       net loss/(gain)                    60      (219)
------------------------------------------------------
      Net periodic postretirement
       benefit cost                  $ 5,806   $ 4,339
------------------------------------------------------
------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 5.5% is assumed for 1999. This rate is assumed to remain at 5.5%.

     The weighted average discount rate was 7.5% for 1999 and 7.2% for 1998.

     A one percentage point increase in the health care cost trend rate would result in a $7,841,000 increase in the accumulated postretirement benefit obligation as of December 31, 1999 and an increase of $836,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1999.

14. TRANSLATION ADJUSTMENTS

     The Consolidated Statements of Cash Flows were affected by translation as follows:

------------------------------------------------------------
      (IN THOUSANDS)                1999      1998      1997
------------------------------------------------------------
      Change in cumulative
       translation adjustments  $ 37,141   $  (615)  $42,011
      Other noncurrent
       liabilities                 1,756       431     2,742
      Deferred taxes               3,816     1,075     3,419
      Long-term debt                 549       674     1,014
      Investments in
       associated
       companies                    (167)     (452)     (100)
      Net fixed assets           (16,900)    3,417   (22,959)
      Other assets                (8,126)      796    (4,602)
------------------------------------------------------------
      Effect of exchange rate
       changes                  $ 18,069   $ 5,326   $21,525
------------------------------------------------------------
------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     decrease/(increase) from translation of non-U.S. financial statements of $34,982,000, $(2,736,000), and $30,979,000 and from remeasurement of loans of $2,159,000, $2,121,000 and $11,032,000 in 1999, 1998, and 1997
     respectively.

     In 1998 and 1997 net translation losses included in operations in Brazil and Mexico were $2,217,000 and $499,000 respectively, and were included in cost of goods sold.

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

     For the purpose of applying Financial Accounting Standard No. 123
     ("FAS 123"), "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The cash dividend yield was 1.8% for 1997. The expected volatility was 25.5% in 1999, 24.6% in 1998, and 24.1% in 1997. The expected life of the options varies based on employee group and ranges from 6 to 20 years. The risk-free interest rate ranges from 6.6% to 6.9% in 1999, 4.7% to 5.6% in 1998, and 5.8% to 6.1% in 1997. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 1999, 1998 or 1997. Had compensation cost and fair value been determined pursuant to FAS 123, net income would decrease from $30,222,000 to $28,567,000 in 1999, $31,772,000 to $30,119,000 in 1998, and from
     $49,059,000 to $47,727,000 in 1997. Earnings per share would decrease from $1.00 to $0.94 in 1999, $1.02 to $0.97 in 1998, and from $1.52 to $1.48 in
     1997. Diluted earnings per share would decrease from $0.99 to $0.94 in 1999, $1.01 to $0.96 in 1998, and $1.50 to $1.46 in 1997. The weighted average fair value of options granted during 1999, 1998 and 1997, for the purposes of FAS 123, is $10.98, $7.52, and $10.37 per share, respectively.

     Activity with respect to these plans is as follows:

------------------------------------------------------------------
                                      1999        1998        1997
------------------------------------------------------------------
      Shares under option at
       January 1                 3,550,750   3,309,000   3,057,400
      Options granted              411,750     423,000     695,500
      Options cancelled             26,300      63,300      23,900
      Options exercised              8,550     117,950     420,000
------------------------------------------------------------------
      Shares under option at
       December 31               3,927,650   3,550,750   3,309,000
      Options exercisable at
       December 31               2,518,950   2,191,900   1,930,900
      Shares available for
       options                     476,750     370,200     229,900
------------------------------------------------------------------
------------------------------------------------------------------

     The weighted average exercise price is as follows:

------------------------------------------------------------------
                                      1999        1998        1997
------------------------------------------------------------------
      Shares under option at
       January 1                    $19.00      $18.95      $18.00
      Options granted                15.69       19.38       21.84
      Options cancelled              19.76       20.90       20.49
      Options exercised              19.26       17.85       16.72
      Shares under option at
       December 31                   18.65       19.00       18.95
      Options exercisable at
       December 31                   17.97       17.58       17.08
------------------------------------------------------------------
------------------------------------------------------------------

     The following is a summary of the status of options outstanding at December 31, 1999:

---------------------------------------------------------------------
                                                       Exercisable
                         Outstanding Options             Options
                    ------------------------------  -----------------
                                Weighted
                                 Average  Weighted           Weighted
                               Remaining   Average            Average
Exercise                     Contractual  Exercise           Exercise
Price Range          Number         Life     Price   Number     Price
---------------------------------------------------------------------
      $15.00        125,000        13.11    $15.00  125,000    $15.00
       15.50        700,000         8.34     15.50  700,000     15.50
       15.69        410,750        19.86     15.69       --        --
       16.25        163,700        13.41     16.25  163,700     16.25
       16.75        461,500        10.33     16.75  461,500     16.75
       17.63-18.75  257,100        13.67     18.62  257,100     18.62
       19.38        410,500        18.84     19.38   86,900     19.38
       19.75        406,600        17.29     19.75  181,000     19.75
       22.25        742,500        15.89     22.25  543,750     22.25
       25.56        250,000        17.85     25.56       --        --
---------------------------------------------------------------------
---------------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $2,037,000 in 1999, $1,957,000 in 1998, and $1,795,000 in 1997. The increase in cash value, net of premiums, was $1,110,000 in 1999, $1,017,000 in 1998, and $851,000 in
     1997.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $3,774,000 in 1999, $3,597,000 in 1998, and
     $3,288,000 in 1997.

     The Company's profit-sharing plan covers substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $581,000 in 1999, $1,281,000 in 1998, and $206,000 in 1997.

16. ACQUISITIONS AND RESTRUCTURING

    1999 ACQUISITIONS

     In April, the Company purchased all of the shares of Jansen Tortechnik, a manufacturer of high quality sectional overhead doors located in Surwold, Germany for approximately $7,700,000.

     In August, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250,000,000. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals completed in December 1999. The excess purchase price over fair market value is amortized on a straight-line basis over 20 years.

    1998 ACQUISITIONS

     In January, the Company acquired substantially all of the assets of Burwell Door Systems located in Sydney, Australia for approximately $3,500,000.

     In March, the Company purchased all of the outstanding capital stock of Techniweave, Inc., a specialty fabricator of high performance textiles and composites. The purchase price was approximately $8,900,000 with $3,300,000 paid at closing and $5,600,000 deferred for up to ten years.

     Also in March, the Company purchased all of the outstanding capital stock of Metco Form Oy, a Finnish supplier of forming fabrics and other engineered fabrics for pulp mills and other chemical process industries. The purchase price was approximately $10,800,000.

     In April, the Company purchased all of the outstanding capital stock of M&I Door Systems located in Barrie, Ontario, Canada for approximately $8,100,000.

     All acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates. Except for the Geschmay group, as described below, pro-forma financial information in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations", is not included since the operating results of these acquisitions would not be material for this purpose.

     The unaudited pro-forma information below presents results of operations as if the acquisition of the Geschmay group in August 1999 had occurred at the beginning of 1998. The unaudited pro-forma information is not necessarily indicative of the results of operations of the consolidated company had these events occurred at the beginning of 1998, nor is it necessarily indicative of future results.

--------------------------------------------------------
      (IN THOUSANDS)                     1999       1998
--------------------------------------------------------
      Net sales                      $877,111   $881,486
      Net income                       13,417      9,920
      Net income per share           $   0.44   $   0.32
      Diluted net income per share   $   0.44   $   0.32
--------------------------------------------------------
--------------------------------------------------------

     In 1998, the Company announced the first steps of a global restructuring plan. In 1999 and 1998, the Company recorded a charge for restructuring of operations of $16,872,000 and $20,191,000, respectively. The 1999 charge includes $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs and $2,376,000 for losses on disposal of fixed assets. The 1998 charge includes $15,792,000 for an enhanced retirement program and $4,399,000 for plant rationalization costs.

     The components of accrued restructuring costs, excluding amounts added to pension liabilities (see Note 12), consist of:

--------------------------------------------------------
      (IN THOUSANDS)              1999     1998     1997
--------------------------------------------------------
      Lease obligations        $    --   $  296   $  628
      Termination costs         17,394    4,243       --
      Plant rationalization
       costs                     1,070    4,399       --
--------------------------------------------------------
                               $18,464   $8,938   $  628
--------------------------------------------------------

     The change in accrued balances is the result of further costs associated with the global restructuring plan, reversals of prior year accruals and actual payments for lease obligations.

FINANCIAL REVIEW

REVIEW OF OPERATIONS

--1999 VS. 1998

Net sales increased $55.7 million or 7.7% as compared with 1998. Net sales were reduced by $7.0 million from the effect of a stronger U.S. dollar as compared to 1998. Acquisitions completed in 1999 and 1998, as discussed below, added
$74.2 million to net sales. Excluding these two factors, net sales decreased 1.6% as compared to 1998.

Net sales in the United States increased 7.1% in 1999 as compared to 1998, and excluding the acquisition of Geschmay increased 1.9% over the same period. Net sales in Canada decreased 6.8% while European sales increased 11.2% in 1999 as compared to 1998. Excluding the effect of the stronger U.S. dollar and the acquisition of Geschmay, net sales in Europe increased 1.2%.

Gross profit was 41.0% of net sales in 1999 as compared to 42.2% in 1998. Excluding the effect of the 1999 and 1998 acquisitions, gross profit margin would have been 42.7%.

Selling, technical, general and research expenses, excluding acquisitions, decreased 2.6% in 1999 as compared to 1998. Excluding the additional effect of the stronger U.S. dollar, these costs decreased 1.5%.

In 1998, the Company announced the first steps of a global restructuring plan. In 1999 and 1998, the Company recorded a pre-tax charge for restructuring of operations of $16.9 million and $20.2 million, respectively. The 1999 charge includes $13.0 million for termination benefits, $1.5 million for plant rationalization costs and $2.4 million for losses on disposal of fixed assets. The 1998 charge includes $15.8 million for an enhanced retirement program and $4.4 million for plant rationalization costs. Excluding the effect of restructuring charges, net income per share and diluted net income per share were both $1.31 in 1999 and $1.42 and $1.40, respectively, in 1998. As part of this plan, additional nonrecurring operating expenses of approximately
$8 million, related to losses on disposal of fixed assets and equipment relocation costs, are expected to be incurred during 2000. The Company has closed plants and sales offices in the United States, Germany and Asia, is in the process of closing plants in the United States and Mexico, is planning to close additional plants outside of North and South America and announced a 3.5% reduction of payroll-related costs. During 1999, cost savings were approximately $11 million and management expects that when these actions are complete by the end of 2000, the combined cumulative annual cost savings will approximate
$50 million.

Other (income)expense, net includes the net effect of currency transactions and interest rate protection agreements. These amounts were flat as compared to 1998. Income or losses from currency transactions and interest rate protection agreements generally result from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This Standard establishes a new model for accounting for derivatives and hedging activities. All derivatives will be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to this Standard. Since the Company already records forward exchange and futures contracts at fair value, this Standard is not expected to have a material effect on the accounting for these transactions. The Company plans to adopt this Standard on its effective date of January 1, 2001.

Interest expense increased $6.9 million as compared with 1998. This increase was due to higher total debt and interest rates resulting from the new credit agreement, as discussed below, entered into to finance the acquisition of Geschmay.

The tax rate for 1999 was 43%, compared to 39% in 1998, due principally to the nondeductibility of certain expenses related to acquisitions and restructuring. Management expects the tax rate for 2000 to be 43%.

In April 1999, the Company purchased all of the shares of Jansen Tortechnik, a manufacturer of high quality sectional overhead doors located in Surwold, Germany for approximately $7.7 million.

In August 1999, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250 million. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals completed in December 1999.

All of the above acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates (see Note 16 for the pro forma effects of the Geschmay acquisition).

For purposes of applying Financial Accounting Standard No. 52, "Foreign Currency Translation", to economies that cease to be highly inflationary, effective January 1, 1999, the functional currency for the Company's Mexican operations changed from the U.S. dollar to the Mexican Peso. This change did not have a significant effect on operations.

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

Operating margins related to the Company's geographic regions in 1999 as compared to 1998 increased in Canada and decreased in the United States and Europe. Total operating income, after the restructuring charges, increased 9.0% as compared to 1998. Excluding the effect of the stronger U.S. dollar and acquisitions, operating income would have increased 8.3% as compared to 1998. Excluding the combined effect of the U.S. dollar, acquisitions and the restructuring charges, operating income increased 2.8% as compared to 1998. Operating income, before the restructuring charges, as a percent of net sales for the United States was 16.9% in 1999, 17.6% in 1998 and 19.2% in 1997; for Canada was 17.6% in 1999, 13.5% in 1998 and 13.0% in 1997; for Europe was 7.1%
in 1999, 9.0% in 1998 and 10.7% in 1997; and combined for the rest of the countries where the Company has operations the percentages were 8.8% in 1999, 7.3% in 1998 and 8.2% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999 the Company's order backlog was $503.4 million, an increase of $29.4 million from the prior year-end.

Accounts receivable increased $50.6 million from December 31, 1998. Excluding the effect of the stronger U.S. dollar and the Geschmay acquisition, accounts receivable increased $7.3 million. Inventories increased $38.8 million from December 31, 1998. Excluding the factors noted above, inventories decreased $1.7 million.

Cash flow provided from operating activities was $98.1 million in 1999 compared with $86.9 million in 1998 and $86.6 million in 1997. Capital expenditures were $35.0 million in 1999, $38.8 million in 1998 and $50.8 million in 1997. Capital expenditures in 2000, including leases, are expected to be about $35 million as capacity acquired in the Geschmay acquisition should allow the Company to reduce capital expenditures. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

In August 1999, the Company entered into a new $750 million credit agreement with its banks. This facility includes a $250 million term loan with $40 million due in 2001, $60 million in 2002, $70 million in 2003 and $80 million in 2004. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants which include limits on the disposition of assets, cash dividends, the Company's ability to purchase its Common Stock, and interest coverage and also contains a maximum leverage ratio, as well as mandatory prepayments out of excess cash flow and proceeds from asset sales and debt offerings. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company.

During 1999, the Company declared a 2.0% stock dividend which resulted in a subsequent distribution of 483,621 shares of Class A Common Stock and 115,081 shares of Class B Common Stock. As a result of the stock dividend, additional paid-in capital increased $9.2 million, treasury stock decreased $0.1 million and retained earnings decreased $9.3 million.

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

All references in the accompanying financial statements to the weighted average number of common shares and per-share amounts have been restated to reflect the stock dividends.

YEAR 2000

In 1997, the Company began a program to assess, test and remedy its computer and manufacturing systems to assure that these systems will properly recognize the year 2000 and therefore substantially eliminate the risk of date-related computer shutdowns. Total external expenditures related to the year 2000 program were approximately $1.0 million with $0.3 million paid for consultants, $0.5 million for hardware and $0.2 million for software. Subsequent to December 31, 1999, the Company has not experienced any significant disruptions attributed to the year 2000 issue.

EURO

Effective January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency ("euro"). Since the Company does business in these member countries, issues involved with the introduction of the euro continue to be addressed. These issues include the conversion of data processing systems, assessing currency risk and the impact on the Company's marketing strategy in Europe.

MARKET RISK SENSITIVITY

The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants in 15 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows (see Note 6 for further information regarding these contracts). The total net assets of foreign operations and foreign currency, long-term intercompany loans subject to potential loss amount to $555.9 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $55.6 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $4.9 million. Actual results may differ.

As discussed above, the Company's current debt structure is mostly floating-rate. The Company also periodically enters into futures contracts to hedge in the short-term against interest rate fluctuations (see Note 6 for further information regarding these contracts). At December 31, 1999, the fair value of the Company's long-term debt is estimated to be the carrying value as the significant components are variable rate debt. Therefore, a hypothetical 50 basis point decrease in interest rates should not change the fair value of debt.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as global restructuring, estimated impact of actions upon future earnings, annual cost savings, industry trends, capital expenditures, income tax rate, operating efficiency and profitability. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. These factors include even more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, unanticipated events or circumstances related to recently acquired businesses, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------

                ------------------------------------------------------------------------------------------------------------
                                                                     1999             1998             1997             1996
                ------------------------------------------------------------------------------------------------------------
                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                SUMMARY OF OPERATIONS
                Net sales                                      $  778,366         $722,653         $710,079         $692,760
                Cost of goods sold                                458,930          417,375          404,982          399,311
                Operating income (1),(2),(6)                       76,987           70,608           99,619           96,785
                Interest expense, net                              25,552           19,310           15,467           15,833
                Income before income taxes                         51,916           51,704           79,631           80,940
                Income taxes                                       22,325           20,163           31,055           31,570
                Income before associated companies                 29,591           31,541           48,576           49,370
                Net income/(loss) (3),(5),(7)                      30,222           31,772           49,059           48,306
                    Net income/(loss) per share                      1.00             1.02             1.52             1.51
                    Diluted net income/(loss) per share              0.99             1.01             1.50             1.50
                Average number of shares outstanding               30,340           31,073           32,312           31,907
                Capital expenditures                               34,953           38,825           50,804           53,473
                Cash dividends declared                                --            3,140           12,921           12,159
                    Per Class A common share                           --            0.105             0.42             0.40
                    Per Class B common share                           --            0.105             0.42             0.40

                FINANCIAL POSITION
                Current assets                                 $  508,073         $409,713         $373,323         $384,627
                Current liabilities                               176,964          220,038          170,440          176,746
                Current ratio                                         2.9              1.9              2.2              2.2
                Property, plant and equipment, net                435,172          325,109          321,611          339,461
                Total assets                                    1,206,842          866,366          796,897          831,917
                Long-term debt                                    521,257          181,137          173,654          187,100
                Shareholders' equity                              325,407          314,850          343,108          332,330
                    Per share                                       10.68            10.42            10.63            10.38
                Total capital (4)                                 889,677          613,993          594,560          586,890
                Total debt to total capital                         63.4%            48.7%            42.3%            43.4%
                Return on shareholders' equity                       9.3%            10.1%            14.3%            14.5%

                NUMBER OF EMPLOYEES                                 7,164            6,011            5,881            5,854

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
                  Following the adoption of FAS No. 109 "Accounting for Income Taxes" in 1992, total capital includes all debt and shareholders' equity.

------------------------------------------------------------------------------
        1995       1994       1993       1992       1991       1990       1989
------------------------------------------------------------------------------
    $652,645   $567,583   $546,120   $561,084   $557,218   $556,104   $505,474
     379,696    338,991    345,468    366,756    359,184    358,697    299,287
      88,827     62,821     40,051     18,893     44,488     31,661     67,627
      20,009     16,820     16,115     18,829     20,090     18,450     19,857
      69,842     41,677     24,566      3,282     19,752     14,421     76,272
      27,208     17,921      9,679      1,247     10,803      7,538     33,487
      42,634     23,756     14,887      2,035      8,949      6,883     42,785
      43,011     23,882     15,003     (3,114)    10,794      8,269     44,896
        1.36       0.76       0.54      (0.12)      0.40       0.31       1.68
        1.29       0.76       0.53      (0.12)      0.40       0.31       1.68
      31,737     31,476     28,035     26,858     26,707     26,599     26,699
      41,921     36,322     30,940     20,219     40,067    110,729     82,252
      11,708     10,488      9,361      8,950      8,903      7,518      5,775
      0.3875       0.35       0.35       0.35       0.35     0.3500     0.3125
      0.3875       0.35       0.35       0.35       0.35     0.1313         --

    $364,207   $319,947   $270,034   $256,422   $259,917   $277,622   $246,144
     126,945    115,863    101,069    112,955    106,220    106,904    100,810
         2.9        2.8        2.7        2.3        2.4        2.6        2.4
     342,150    320,719    302,829    308,618    362,456    365,558    260,907
     802,232    727,157    661,314    652,745    680,706    708,212    569,968
     245,265    232,767    208,620    239,732    250,423    262,042    145,493
     304,942    274,632    247,223    193,975    247,231    245,004    240,285
        9.57       8.70       7.87       7.20       9.23       9.20       8.87
     567,460    525,119    467,320    456,773    551,240    574,977    452,567
       46.3%      47.7%      47.1%      57.5%      48.2%      49.3%      38.8%
       14.1%       8.7%       6.1%      (1.6%)      4.4%       3.4%      18.7%

       5,658      5,404      5,286      5,678      5,726      6,144      6,090

(5) In 1992, the Company elected to adopt FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000.

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

(7) In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

QUARTERLY FINANCIAL DATA
(UNAUDITED)

-----------------------------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)           1ST              2ND              3RD                  4TH
-----------------------------------------------------------------------------------------------------------
1999
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 181.6          $ 175.8          $  196.6          $  224.4
Gross profit                                      75.0             73.7              78.4              92.3
Net income/(loss)                                 11.2              9.3              10.7              (1.0)
Net income/(loss) per share                        .37              .31               .35              (.03)
Diluted net income/(loss) per share                .37              .30               .35              (.03)
Cash dividends per share                            --               --                --                --
Class A Common Stock prices: (1)
  High                                           22.25             25.0           23.0625           17.3125
  Low                                           17.625          18.6875           14.8125           13.8125
-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 176.2          $ 179.6          $  176.3          $  190.6
Gross profit                                      74.8             78.0              73.3              79.2
Net income/(loss)                                 11.1             10.6              11.1              (1.0)
Net income/(loss) per share                        .35              .34               .36              (.03)
Diluted net income/(loss) per share                .35              .33               .36              (.03)
Cash dividends per share                          .105               --                --                --
Class A Common Stock prices: (1)
  High                                          27.063           30.188             24.50            20.563
  Low                                           20.313             23.0            17.875            16.063
-----------------------------------------------------------------------------------------------------------
1997
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 171.8          $ 181.9          $  171.8          $  184.6
Gross profit                                      71.8             78.7              73.9              80.7
Net income                                        10.9             13.5              11.4              13.3
Net income per share                               .34              .42               .35               .41
Diluted net income per share                       .34              .41               .35               .40
Cash dividends per share                          .105             .105              .105              .105
Class A Common Stock prices: (1)
  High                                            24.5             24.0           27.4375           26.5625
  Low                                           20.625            19.75              22.5             22.25
-----------------------------------------------------------------------------------------------------------

(1) Class A Common Stock prices are not restated to reflect the effect of stock dividends.

STOCK AND SHAREHOLDERS
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 1999 there were approximately 6,500 shareholders.