Form 10-K, Exhibit 13
period 2000-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2001-03-26
CIK 819793

REPORT OF MANAGEMENT

   Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts that are based on our best judgments with due consideration given to materiality.
   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.
   The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.
   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

[SIG]
Francis L. McKone
CHAIRMAN OF THE BOARD

[SIG]
Frank R. Schmeler
PRESIDENT AND CHIEF EXECUTIVE OFFICER

[SIG]
Michael C. Nahl
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Albany, New York
January 25, 2001

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

 For the Years Ended December 31,                         2000             1999           1998
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENTS OF INCOME
Net sales                                             $852,934         $778,366       $722,653
Cost of goods sold                                     515,649          458,930        417,375
----------------------------------------------------------------------------------------------
   Gross profit                                        337,285          319,436        305,278

Selling and general expenses                           184,123          177,481        164,481
Technical and research expenses                         49,528           48,096         49,998
Restructuring of operations:
   Termination benefits and other costs                     --           14,496         20,191
   Losses on disposal of fixed assets                       --            2,376             --
----------------------------------------------------------------------------------------------
   Operating income                                    103,634           76,987         70,608

Interest income                                         (1,336)          (1,248)          (598)
Interest expense                                        43,158           26,800         19,908
Other (income)/expense, net                               (755)            (481)          (406)
----------------------------------------------------------------------------------------------
   Income before income taxes                           62,567           51,916         51,704

Income taxes                                            25,027           22,325         20,163
----------------------------------------------------------------------------------------------
   Income before associated companies                   37,540           29,591         31,541

Equity in earnings of associated companies                 545              631            231
----------------------------------------------------------------------------------------------
   Net income                                           38,085           30,222         31,772

RETAINED EARNINGS
Retained earnings, beginning of period                 276,554          255,586        246,013
Less dividends                                              --            9,254         22,199
----------------------------------------------------------------------------------------------
Retained earnings, end of period                      $314,639         $276,554       $255,586
----------------------------------------------------------------------------------------------

Net income per share                                  $   1.24         $   1.00       $   1.02
Diluted net income per share                          $   1.24         $   0.99       $   1.01
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

   CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
   ALBANY INTERNATIONAL CORP.


 For the Years Ended December 31,                          2000            1999          1998
(IN THOUSANDS)
NET INCOME                                             $ 38,085        $ 30,222      $ 31,772

Other comprehensive income/(loss), before tax:
   Foreign currency translation adjustments             (45,090)        (37,141)          615
   Pension liability adjustments                          1,680          12,965       (16,868)

Income taxes related to items of other comprehensive
 income/(loss)                                              276              --            --
---------------------------------------------------------------------------------------------
   Comprehensive (loss)/ income                        $ (5,049)       $  6,046      $ 15,519
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

        CONSOLIDATED BALANCE SHEETS
        ALBANY INTERNATIONAL CORP.


 At December 31,                                                    2000            1999
(IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents                                     $    5,359      $    7,025
Accounts receivable, less allowance for doubtful accounts
    ($7,688, 2000; $8,768, 1999)                                 236,810         235,303
Inventories
    Finished goods                                               119,619         131,749
    Work in process                                               54,408          61,200
    Raw material and supplies                                     42,846          42,733
Prepaid Expenses                                                   7,534           7,532
Deferred taxes                                                    27,711          22,531
----------------------------------------------------------------------------------------
    Total current assets                                         494,287         508,073
----------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                      387,658         435,172
Investments in associated companies                                4,300           4,389
Intangibles                                                      161,709         197,953
Deferred taxes                                                    19,095          10,871
Other assets                                                      45,203          50,384
----------------------------------------------------------------------------------------
    Total assets                                              $1,112,252      $1,206,842
----------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                       $   37,760      $   36,839
Accounts payable                                                  47,005          42,647
Accrued liabilities                                               80,678          86,008
Current maturities of long-term debt                              44,092           6,174
Income taxes payable and deferred                                 12,499           5,296
----------------------------------------------------------------------------------------
    Total current liabilities                                    222,034         176,964
----------------------------------------------------------------------------------------
Long-term debt                                                   398,087         521,257
Other noncurrent liabilities                                     129,741         124,847
Deferred taxes and other credits                                  37,473          58,367
----------------------------------------------------------------------------------------
    Total liabilities                                            787,335         881,435
----------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                         --              --

SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized
    2,000,000 shares; none issued                                     --              --
Class A Common Stock, par value $.001 per share; authorized
    100,000,000 shares; issued 27,138,064 in 2000 and
    26,803,721 in 1999                                                27              27
Class B Common Stock, par value $.001 per share; authorized
    25,000,000 shares; issued and outstanding 5,869,457 in
    2000 and in 1999                                                   6               6
Additional paid in capital                                       223,897         219,443
Retained earnings                                                314,639         276,554
Accumulated items of other comprehensive income:
    Translation adjustments                                     (165,691)       (120,877)
    Pension liability adjustment                                  (2,223)         (3,903)
----------------------------------------------------------------------------------------
                                                                 370,655         371,250
Less treasury stock, at cost                                      45,738          45,843
----------------------------------------------------------------------------------------
    Total shareholders' equity                                   324,917         325,407
----------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                $1,112,252      $1,206,842
----------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    ALBANY INTERNATIONAL CORP.


 For the Years Ended December 31,                         2000             1999          1998
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                           $  38,085        $  30,222      $ 31,772
Adjustments to reconcile net cash provided by
 operating activities:
   Equity in earnings of associated companies             (545)            (631)         (231)
   Depreciation and amortization                        62,216           55,874        48,827
   Provision for deferred income taxes, other
   credits and long-term liabilities                     6,108           (1,127)       11,460
   Increase in cash surrender value of life
   insurance, net of premiums paid                        (728)          (1,110)       (1,017)
   Unrealized currency transaction (gains)/losses       (3,172)          (5,802)       (1,911)
   Losses on disposition of assets                       2,152            2,914           368
   Shares contributed to ESOP                            4,489            4,337         4,064
   Tax benefit of options exercised                         --                8           281
Changes in operating assets and liabilities:
   Accounts receivable                                   1,654           (1,179)       (6,769)
   Inventories                                          18,809           13,300       (12,685)
   Prepaid expenses                                         (2)          (1,368)          774
   Accounts payable                                      4,357             (511)       (1,527)
   Accrued liabilities                                  (8,313)           3,938        14,975
   Income taxes payable                                  3,280           (2,588)       (4,487)
   Other, net                                            2,192            1,821         3,237
---------------------------------------------------------------------------------------------
   Net cash provided by operating activities           130,582           98,098        87,131
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment          (36,866)         (34,953)      (38,825)
   Purchased software                                     (978)          (2,929)       (1,763)
   Proceeds from sale of assets                          8,938              464           484
   Acquisitions, net of cash acquired                   (1,037)        (247,236)      (24,032)
   Loan to other company                                    --           (3,000)           --
   Investments in associated and other companies            --               --        (2,025)
   Distributions from associated companies                  --              148           195
   Premiums paid for life insurance                     (1,161)          (1,187)       (1,187)
---------------------------------------------------------------------------------------------
   Net cash used in investing activities               (31,104)        (288,693)      (67,153)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                             18,921          581,064       138,011
   Principal payments on debt                         (102,048)        (366,503)      (97,982)
   Proceeds from options exercised                          --              165         2,105
   Debt issuance costs                                      --           (4,905)           --
   Purchases of treasury shares                             --               --       (47,077)
   Dividends paid                                           --               --        (6,387)
---------------------------------------------------------------------------------------------
   Net cash (used in)/provided by financing
   activities                                          (83,127)         209,821       (11,330)
---------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash flows          (18,017)         (18,069)       (5,326)
---------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents        (1,666)           1,157         3,322
Cash and cash equivalents at beginning of year           7,025            5,868         2,546
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   5,359        $   7,025      $  5,868
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

  REVENUE RECOGNITION

     The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. The Company limits the concentration of credit risk in receivables from the paper manufacturing industry by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

     The Company records the costs of freight associated with the shipment of goods as a reduction to net sales. These freight costs were $17,431,000 in 2000, $14,320,000 in 1999 and $12,856,000 in 1998.

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

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $23,287,000 in 2000, $23,567,000 in 1999, and $23,732,000 in 1998.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

  INVENTORIES

     Inventories are stated at the lower of cost or market and are valued at average cost.

  PROPERTY, PLANT AND EQUIPMENT

     Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; accelerated methods are used for income tax purposes. Useful lives for buildings, and machinery and equipment are 25 to 40 years, and 3 to 10 years, respectively.

     Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred.

     The cost of fully depreciated assets remaining in use are included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net income.

  INTANGIBLES AND OTHER ASSETS

     The excess purchase price over fair values assigned to net assets acquired is amortized on a straight-line basis over 20 to 40 years.

     Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years.

     Long-lived assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable.

     Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

  DERIVATIVES

     Gains or losses on forward exchange contracts that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other (income)/ expense, net".

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

     Gains or losses on interest rate swap agreements, that are entered into to hedge part of the Company's interest rate exposure, are recorded in "Interest expense". Unrealized gains or losses related to changes in the fair value of the contracts are not recognized.

     The Company values other swap agreements at market by estimating the cost of entering into one or more inverse swap transactions on such date that would neutralize the original transactions. The cost is estimated by obtaining the market swap rate for fixed-rate contracts of similar duration. Gains or losses on these swaps are recorded in "Other (income)/expense, net".

  INCOME TAXES

     The Company accounts for taxes in accordance with the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

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

  2. EARNINGS PER SHARE

     The amounts used in computing earnings per share and the effect on income and the weighted average number of shares of potentially dilutive securities are as follows:

-------------------------------------------------------
      (IN THOUSANDS)           2000      1999      1998
-------------------------------------------------------
INCOME AVAILABLE TO
       COMMON STOCK-
       HOLDERS:             $38,085   $30,222   $31,772
-------------------------------------------------------
      WEIGHTED AVERAGE
       NUMBER OF SHARES:
      Weighted average
       number of shares
       used in net income
       per share             30,632    30,340    31,073
      Effect of dilutive
       securities:
       Stock options......        4       143       334
-------------------------------------------------------
      Weighted average
       number of shares
       used in diluted net
       income per share      30,636    30,483    31,407
-------------------------------------------------------

     Options to purchase 3,886,950 shares of common stock at prices ranging from $15.00 to $25.563 per share, were outstanding at December 31, 2000 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
LAND                               $ 28,995   $ 30,345
      Buildings                     173,983    189,967
      Machinery and equipment       547,581    563,008
------------------------------------------------------
                                    750,559    783,320
------------------------------------------------------
      Accumulated depreciation      362,901    348,148
------------------------------------------------------
                                   $387,658   $435,172
------------------------------------------------------

     There was no construction in progress in 2000, and $2,488,000 in 1999.

     Depreciation expense was $49,937,000 in 2000, $47,669,000 in 1999, and
     $44,362,000 in 1998.

     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $20,300,000 in 2000, $17,305,000 in 1999, and $16,560,000
     in 1998.

     Capital expenditures were $36,866,000 in 2000, $34,953,000 in 1999, and
     $38,825,000 in 1998. At the end of 2000, the Company was committed to $18,895,000 of future expenditures for new equipment and facilities.

  4. INTANGIBLES

     The components of intangibles are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
Excess purchase price over
       fair value of net assets
       acquired                    $170,374   $199,227
      Patents, trade names and
       technology                    20,320     20,320
      Accumulated amortization      (38,786)   (29,709)
      Deferred unrecognized pen-
       sion cost (see Note 12)        9,801      8,115
------------------------------------------------------
                                   $161,709   $197,953
------------------------------------------------------

     Amortization expense was $9,077,000 in 2000, $5,173,000 in 1999, and
     $2,194,000 in 1998.

     During 2000, excess purchase price over fair value of net assets acquired was reduced by approximately $27,000,000 as a result of finalizing the valuation of certain assets and liabilities associated with the Geschmay acquisition (see Note 16).

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

------------------------------------------------------
      (IN THOUSANDS)                    2000      1999
------------------------------------------------------
SALARIES AND WAGES                   $22,782   $22,647
      Employee benefits               19,168    21,597
      Returns and allowances           5,293     6,164
      Interest                         3,555     1,044
      Restructuring costs             14,319    16,953
      Other                           15,561    17,603
------------------------------------------------------
                                     $80,678   $86,008
------------------------------------------------------

  6. FINANCIAL INSTRUMENTS
     Notes and loans payable at December 31, 2000 and 1999 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 7.08% in 2000 and 5.68% in 1999.

     Long-term debt at December 31, 2000 and 1999, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

---------------------------------------------------------
      (IN THOUSANDS)                      2000       1999
---------------------------------------------------------
August 1999 credit agreement
      which terminates in 2004 with
      borrowings outstanding at an
      average interest of 7.90% in
      2000 and 6.61% in 1999........  $373,280   $487,000
      Various notes and mortgages
      relative to operations
      principally outside the United
      States, at an average interest
      of 5.32% in 2000 and 5.72% in
      1999, due in varying amounts
      through 2008..................    11,742     20,264
      Industrial revenue financings
      at an average interest of
      5.96% in 2000 and 5.49% in
      1999, due in varying amounts
      through 2009..................    13,065     13,993
---------------------------------------------------------
                                      $398,087   $521,257
---------------------------------------------------------

     The weighted average interest rate for all debt was 7.70% in 2000 and 6.36% in 1999.

     Principal payments due on long-term debt are: 2001, $44,092,000; 2002, $59,280,000; 2003, $72,703,000; 2004, $250,318,000; 2005 $1,713,000.

     Interest paid was $40,647,000 in 2000, $26,779,000 in 1999, and $17,812,000
     in 1998.

     In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility includes a $250 million term loan of which $8.0 million was pre-paid in 2000 leaving $38.7 million due in 2001, $58.1 million in 2002, $67.8 million in 2003 and $77.4 million in 2004. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants which include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies a minimum interest coverage and a maximum leverage ratio. The Company cannot purchase its Common Stock or pay cash dividends unless, and only to the extent that, the leverage ratio, as defined in the credit agreement, is less than 2.75. The December 31, 2000 leverage ratio was below 2.75. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     Under the August 1999 credit agreement, the Company could have borrowed an additional $140,000,000 at December 31, 2000.

     During 2000, the Company entered into swap agreements that hedge a portion of its interest rate exposure. Under the terms of the agreements, each party makes payments on a notional amount of $100,000,000. The Company pays a blended fixed rate of 7.17% and the counterparties pay a floating rate based on LIBOR. The swap agreements expire on June 6, 2005. As of December 31, 2000, the blended rate receivable from the counterparties was 6.68%. The total cost of the swap agreements in 2000 was $167,000 and was recorded as "Interest expense". Unrealized gains and losses related to changes in the fair value of the agreements were not recognized in 2000. With the exception of the portion of debt which has been hedged, the estimated fair value of the Company's long-term debt excluding current maturities is considered to be the carrying value on the basis that the significant components are variable rate debt.

     On January 2, 2001, the Company entered into additional swap agreements fixing interest rates on additional notional amounts of $100,000,000. The blended fixed rate payable by the Company under the new agreements is 5.65% and the counterparties pay a floating rate, based on LIBOR. The new agreements expire on August 11, 2005.

     At December 31, 2000, the Company had no open positions under forward exchange contracts. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. At December 31, 2000, the Company had no open positions on these contracts. The "Interest rate protection agreements" component of "Other (income)/expense, net" includes losses/(gains) on futures contracts, based on fair value, of $(382,000), $1,125,000, and $(1,018,000) in 2000, 1999, and 1998, respectively.

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

     In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued and was amended in June 2000 by Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These Standards establish a new model for accounting for derivatives and hedging activities. All derivatives will be required to be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to these Standards. Interest rate swaps that qualify as cash flow hedges will be measured at fair value with the offset to the initial asset or liability recognized in "Other comprehensive income". Subsequently, amounts will be reclassified to "Interest expense" in accordance with these Standards. Had the Company been required to adopt these standards at December 31, 2000, the fair value of the interest rate swaps would have resulted in a charge to other comprehensive income and an additional liability of approximately $4,900,000. The Company does not expect the adoption of these Standards to have a material effect on the results of operations. The Company adopted these Standards on their effective date of January 1, 2001.

  7. COMMITMENTS AND CONTINGENCIES

     The Company is involved as a defendant in a number of lawsuits, claims and assessments, including lawsuits alleging injury as a result of exposure to asbestos-containing products formerly manufactured by the Company. The Company believes that these cases are without merit and intends to continue vigorously contesting these lawsuits.

     The Company is unable to predict the outcome of these matters, but does not believe, based upon currently available information, that the ultimate resolution of such matters will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

     The Company's principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases. Total rental expense amounted to $22,671,000, $23,298,000, and $22,296,000, for 2000, 1999, and 1998, respectively.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 are: 2001, $21,449,000: 2002, $18,497,000; 2003,
     $16,610,000; 2004, $8,763,000; 2005, $7,620,000; and thereafter,
     $20,431,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 2000, 10,272,357 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. Since January 1998, the Company has purchased

     1,616,900 shares of its Class A Common Stock pursuant to this authorization and of the shares purchased, none were purchased during 2000 or 1999.

     For 1998, the Board authorized the payment of cash dividends totalling $.105, per common share per year.

     As discussed in Note 6, the Company is restricted from purchasing its Common Stock or paying cash dividends when the leverage ratio, as defined in the credit agreement, is 2.75 or higher.

     Changes in shareholders' equity for 2000, 1999, and 1998 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                  Class A           Class B                     Treasury Stock
                                                               Common Stock      Common Stock     Additional       (Class A)
                                                              ---------------   ---------------    Paid in     -----------------
      (IN THOUSANDS)                                          Shares   Amount   Shares   Amount    Capital     Shares     Amount
--------------------------------------------------------------------------------------------------------------------------------
Balance: January 1, 1998.                                     25,375      $25    5,616       $6     $187,831      281   $  6,416
      Shares contributed to ESOP............................      --       --       --       --         (195)    (183)    (4,199)
      Purchases of treasury shares..........................      --       --       --       --           --    2,262     47,077
      Options exercised.....................................     118       --       --       --        2,386       --         --
      Stock dividends.......................................     589        1      169       --       16,392     (118)    (2,656)
      Shares issued to Directors............................      --       --       --       --           14       (2)       (46)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1998............................  26,082      $26    5,785       $6     $206,428    2,240   $ 46,592
      Shares contributed to ESOP............................     199       --       --       --        3,622      (29)      (646)
      Options exercised.....................................       8       --       --       --          173       --         --
      Stock dividends.......................................     484        1      115       --        9,215       (2)       (39)
      Shares issued to Directors............................      --       --       --       --            5       (3)       (64)
      Conversion of Class B shares to Class A shares........      31       --      (31)      --           --       --         --
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1999............................  26,804      $27    5,869       $6     $219,443    2,206   $ 45,843
      Shares contributed to ESOP............................     334       --       --       --        4,489       --         --
      Shares issued to Directors............................      --       --       --       --          (35)      (5)      (105)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 2000............................  27,138      $27    5,869       $6     $223,897    2,201   $ 45,738
--------------------------------------------------------------------------------------------------------------------------------

  9. OTHER (INCOME)/EXPENSE, NET

     The components of other (income)/expense, net, as further described in Note 6, are:

--------------------------------------------------------
      (IN THOUSANDS)            2000      1999      1998
--------------------------------------------------------
CURRENCY TRANSACTIONS        )(4,012   )(5,807   )(3,785
      Interest rate
       protection
       agreements..........     (382)    1,125    (1,018)
      Amortization of debt
       issuance costs and
       loan origination
       fees................    2,328     1,624       721
      Other................    1,311     2,577     3,676
--------------------------------------------------------
                             $  (755)  $  (481)  $  (406)
--------------------------------------------------------

10. INCOME TAXES
     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

------------------------------------------------------------------
      (IN THOUSANDS)                    2000       1999       1998
------------------------------------------------------------------
Current:
         U.S. Federal               $  5,506   $  2,959   $ 14,858
         U.S. State                    1,360      1,303      1,699
         Non-U.S.                     21,177     23,068      7,352
------------------------------------------------------------------
                                      28,043     27,330     23,909
------------------------------------------------------------------
       Deferred:
         U.S. Federal                 (4,212)     1,407    (11,960)
         U.S. State                     (578)       143     (1,367)
         Non-U.S.                      1,774     (6,555)     9,581
------------------------------------------------------------------
                                      (3,016)    (5,005)    (3,746)
------------------------------------------------------------------
                                    $ 25,027   $ 22,325   $ 20,163
------------------------------------------------------------------

     U.S. income (loss) before income taxes was $(4,469,000) in 2000, $8,625,000 in 1999, and $8,317,000 in 1998.
     Taxes paid, net of refunds, were $18,362,000 in 2000, $23,711,000 in 1999, and $23,627,000 in 1998.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

----------------------------------------------------------
                                       2000   1999    1998
----------------------------------------------------------
U.S. STATUTORY RATE                    %035   %035   %0 35
       State taxes                      1.0    1.6     2.2
       Non-U.S. tax rates,
        repatriation of earnings, and
        other net charges associated
        with prior years                3.9    5.4     1.5
       Other                            0.1    1.0     0.3
----------------------------------------------------------
       Effective tax rate              40.0%  43.0%   39.0%
----------------------------------------------------------

     The significant components of deferred income tax (benefit)/expense attributed to income from operations for the years ended December 31, 2000, 1999, and 1998 are as follows:

------------------------------------------------------------------
      (IN THOUSANDS)                     2000      1999       1998
------------------------------------------------------------------
DEFERRED TAX BENEFIT                  )(2,727   )(3,138   )(10,453
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                        (282)      112        113
       (Benefit)/utilization of
        operating loss carryforwards       (7)   (1,979)     6,594
------------------------------------------------------------------
                                      $(3,016)  $(5,005)  $ (3,746)
------------------------------------------------------------------

     The Company has not recognized deferred income taxes on $129,706,000 of undistributed earnings of its international subsidiaries since such earnings are considered by management to be permanently reinvested. If the earnings were distributed in the form of dividends, the Company may be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below:
                   -----------------------------------------------

                                         U.S.              Non-U.S.
                                   -----------------   -----------------
(IN THOUSANDS)                        2000      1999      2000      1999
------------------------------------------------------------------------
       Accounts receivable,
        principally due to
        allowance for doubtful
        accounts                   $   545   $   785   $   435   $   995
       Inventories, principally
        due to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986       2,850     3,979      (907)      271
       Tax loss carryforwards           --        --    13,196       287
       Other                         9,944    14,226     1,648     1,988
------------------------------------------------------------------------
       Total current deferred tax
        assets                      13,339    18,990    14,372     3,541
------------------------------------------------------------------------
       Sale lease back
        transaction                    512       642        --        --
       Deferred compensation        11,304    10,232        --        --
       Tax loss carryforwards           --        --        --     3,723
       Plant, equipment and
        depreciation               (15,396)  (23,482)      211      (160)
       Post Retirement Benefits     17,462    15,842        --        --
       Other                         4,958     3,890        44       184
------------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                  18,840     7,124       255     3,747
------------------------------------------------------------------------
       Total deferred tax assets   $32,179   $26,114   $14,627   $ 7,288
------------------------------------------------------------------------
       Total current deferred tax
        liabilities                     --        --   $ 7,404   $ 5,558
------------------------------------------------------------------------
       Plant, equipment and
        depreciation                    --        --    26,965    49,209
       Other                            --        --        --    (3,027)
------------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                 --        --    26,965    46,182
------------------------------------------------------------------------
       Total deferred tax
        liabilities                     --        --   $34,369   $51,740
------------------------------------------------------------------------

     Substantially all of the non-U.S. deferred tax asset relates to tax loss carryforwards of which approximately 7% is expected to be used in 2001 and the remainder of the noncurrent loss carryforward has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that losses will be offset against the profits of companies with long-term earnings histories. Accordingly, the Company expects to realize the benefit of its U.S. and non-U.S. deferred tax assets in the future.

11. OPERATING SEGMENT AND GEOGRAPHIC DATA

     In accordance with Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in the "Accounting Policies" footnote.
     The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company is an aggregation of the Company's operations that manufacture, market and service high performance doors. The segment "All other" is made up of operations that manufacture products outside of the core business of the Company.

     The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

-----------------------------------------------------------------
      (IN THOUSANDS)               2000         1999         1998
-----------------------------------------------------------------
NET SALES
         Engineered Fabrics  $  707,751   $  633,373   $  583,857
         High Performance
          Doors                 103,692      104,354      101,768
         All other               41,491       40,639       37,028
-----------------------------------------------------------------
       Consolidated total    $  852,934   $  778,366   $  722,653
-----------------------------------------------------------------
       DEPRECIATION AND
        AMORTIZATION
         Engineered Fabrics  $   53,329   $   46,890   $   41,202
         High Performance
          Doors                   2,255        2,304        1,561
         All other                2,711        3,402        3,129
         Corporate                3,921        3,278        2,935
-----------------------------------------------------------------
       Consolidated total    $   62,216   $   55,874   $   48,827
-----------------------------------------------------------------
-----------------------------------------------------------------
       OPERATING INCOME
         Engineered Fabrics  $  150,653   $  138,658   $  131,047
         Restructuring of
          operations:
           Termination
             benefits and
             other costs             --      (14,496)     (20,191)
           Losses on
             disposal of
             fixed assets            --       (2,376)          --
-----------------------------------------------------------------
                                150,653      121,786      110,856
         High Performance
          Doors                   8,152        6,520       11,138
         All other                3,397        4,802        4,759
         Research expense       (23,287)     (23,567)     (23,732)
         Unallocated
          expenses              (35,281)     (32,554)     (32,413)
-----------------------------------------------------------------
         Operating income
          before
          reconciling items     103,634       76,987       70,608
         Reconciling items:
           Interest income        1,336        1,248          598
           Interest expense     (43,158)     (26,800)     (19,908)
           Other income/
             (expense), net         755          481          406
-----------------------------------------------------------------
       Consolidated income
        before income taxes  $   62,567   $   51,916   $   51,704
-----------------------------------------------------------------
       OPERATING ASSETS
         Engineered Fabrics  $1,267,794   $1,368,167   $1,006,458
         High Performance
          Doors                  68,703       64,040       67,075
         All other               83,578       89,945       81,461
         Reconciling items:
           Accumulated
             depreciation      (362,901)    (348,148)    (336,019)
           Deferred tax
             assets              46,806       33,402       44,171
           Investments in
             associated
             companies            4,300        4,389        4,054
           Other                  3,972       (4,953)        (834)
-----------------------------------------------------------------
       Consolidated total
        assets               $1,112,252   $1,206,842   $  866,366
-----------------------------------------------------------------
       CAPITAL EXPENDITURES
         Engineered Fabrics  $   33,137   $   28,757   $   33,158
         High Performance
          Doors                     531        1,638          881
         All other                2,790        4,302        4,027
         Corporate                  408          256          759
-----------------------------------------------------------------
       Consolidated total    $   36,866   $   34,953   $   38,825
-----------------------------------------------------------------

     The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

----------------------------------------------------------------
      (IN THOUSANDS)               2000         1999        1998
----------------------------------------------------------------
NET SALES
         United States       $  334,253   $  310,070   $ 289,434
         Canada                  63,397       58,060      62,329
         Sweden                  80,828       83,714      88,612
         Germany                 98,131       69,375      50,467
         Other countries        276,325      257,147     231,811
----------------------------------------------------------------
       Consolidated total    $  852,934   $  778,366   $ 722,653
----------------------------------------------------------------
       PROPERTY, PLANT AND
        EQUIPMENT, AT COST,
        NET
         United States       $  134,487   $  133,127   $  95,487
         Canada                  20,356       22,916      22,935
         Sweden                  42,638       51,778      58,476
         Germany                 55,144       64,004       6,347
         Other countries        135,033      163,347     141,864
----------------------------------------------------------------
       Consolidated total    $  387,658   $  435,172   $ 325,109
----------------------------------------------------------------

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

     The following table sets forth the components of amounts recognized in the Company's balance sheet.

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
      Projected benefit
       obligation in excess of
       plan assets                 $(44,047)  $(48,116)
      Unrecognized net loss          14,784     22,040
      Prior service cost not yet
       recognized in net periodic
       pension cost                  10,059      8,292
      Remaining unrecognized net
       obligation                       247         99
      Contributions                     675        626
------------------------------------------------------
      Accrued pension liability    $(18,282)  $(17,059)
------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $160,799,000, $140,517,000, and $113,370,000 respectively, for 2000 and $158,755,000, $138,107,000, and
     $111,480,000, respectively, for 1999.

     The weighted average expected long-term rate of return for these plans was 9.0% for 2000 and 9.1% for 1999. The weighted average discount rate was 7.1% for 2000 and 1999. In 2000 and 1999, the weighted average rate of increase in future compensation levels was 4.7%.

     The following table sets forth the reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans.

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
      Change in benefit
       obligation:
        Benefit obligation at
         beginning of year         $204,126   $199,160
        Service cost                  6,498      6,927
        Interest cost                14,146     13,775
        Participant contributions     1,137      1,447
        Plan amendments               1,977      3,766
        Benefits paid               (13,587)   (11,769)
        Acquisitions/divestitures        --      9,795
        Actuarial (gain)             (1,769)   (16,195)
        Exchange rate loss           (5,581)    (2,780)
------------------------------------------------------
        Benefit obligation at end
         of year                   $206,947   $204,126
------------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
         at beginning of year      $156,010   $144,177
        Actual return on plan
         assets                      18,710     18,918
        Employer contributions        4,856      5,435
        Participant contributions     1,137      1,447
        Benefits paid               (13,587)   (11,610)
        Acquisitions/divestitures        --        210
        Administrative expenses        (878)    (1,229)
        Exchange rate loss           (3,348)    (1,338)
------------------------------------------------------
        Fair value of plan assets
         at end of year            $162,900   $156,010
------------------------------------------------------

     Amounts recognized in the balance sheet are as follows:

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
      Accrued liability            $(30,306)  $(29,077)
      Intangible asset                9,801      8,115
      Accumulated other
       comprehensive income           2,223      3,903
------------------------------------------------------
      Net amount recognized        $(18,282)  $(17,059)
------------------------------------------------------

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 2000 and 1999 respectively, of $12,024,000 and $12,018,000 was offset by an asset amounting to

     $9,801,000 and $8,115,000 (included in intangibles) and a direct charge to equity of $2,223,000 and $3,903,000.
     Net pension cost included the following components:

--------------------------------------------------------------------
      (IN THOUSANDS)                      2000       1999       1998
--------------------------------------------------------------------
       Service cost                   $  6,498   $  6,927   $  6,423
       Interest cost on projected
        benefit obligation              14,146     13,775     12,319
       Actual return on assets         (13,504)   (12,557)   (12,431)
       Net amortization and deferral     1,215      1,287        981
--------------------------------------------------------------------
       Net periodic pension cost      $  8,355   $  9,432   $  7,292
--------------------------------------------------------------------

     Annual pension cost, including the 1998 enhanced retirement program, charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $13,791,000 for 2000, $13,518,000 for 1999, and $25,455,000 for 1998.

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

     The following table reflects the status of the postretirement benefit plan:

------------------------------------------------------
      (IN THOUSANDS)                   2000       1999
------------------------------------------------------
      Change in benefit
       obligation:
      Benefit obligation at
       beginning of year           $ 62,389   $ 51,220
      Service cost                    1,848      1,357
      Interest cost                   5,862      4,389
      Plan participants'
       contribution                     581        455
      Amendments                     (8,654)        --
      Acquisitions                    3,177         --
      Actuarial loss                 16,317     10,874
      Benefits paid                  (5,900)    (5,906)
------------------------------------------------------
      Benefit obligation at end
       of year                     $ 75,620   $ 62,389
------------------------------------------------------
      Change in plan assets:
      Fair value of plan assets
       at beginning of year              --         --
      Employer contributions          5,319      5,451
      Plan participants'
       contributions                    581        455
      Benefits paid                  (5,900)    (5,906)
------------------------------------------------------
      Fair value of plan assets
       at end of year                    --         --
------------------------------------------------------
      Funded status                  75,620     62,389
      Unrecognized prior service
       cost                           8,558         --
      Unrecognized net (loss)       (24,588)    (6,364)
------------------------------------------------------
      Accrued postretirement cost  $ 59,590   $ 56,025
------------------------------------------------------

     Net periodic postretirement benefit cost included the following:

-------------------------------------------------------------------
      (IN THOUSANDS)                         2000     1999     1998
-------------------------------------------------------------------
       Service cost of benefits earned     $1,849   $1,357   $1,112
       Interest cost on accumulated
        postretirement benefit obligation   5,862    4,389    3,446
       Amortization of prior service cost     (98)      --       --
       Amortization of unrecognized net
        loss                                  971       60     (219)
-------------------------------------------------------------------
       Net periodic postretirement
        benefit cost                       $8,584   $5,806   $4,339
-------------------------------------------------------------------

     For measuring the expected postretirement benefit obligation, an annual rate of increase in the per capita claims cost of 5.5% is assumed for 2000 and 1999. This rate is assumed to remain at 5.5%.

     The weighted average discount rate was 7.5% for 2000 and 1999, and 7.2% for 1998.

     A one percentage point increase in the health care cost trend rate would result in a $9,616,000 increase in the accumulated postretirement benefit obligation as of December 31, 2000 and an increase of $1,127,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost for 2000.

14. TRANSLATION ADJUSTMENTS
     The Consolidated Statements of Cash Flows were affected by translation as follows:

------------------------------------------------------------
      (IN THOUSANDS)              2000       1999       1998
------------------------------------------------------------
      Change in cumulative
       translation
       adjustments            $ 44,814   $ 37,141   $   (615)
      Other noncurrent
       liabilities               3,392      1,756        431
      Deferred taxes             5,911      3,816      1,075
      Long-term debt             1,205        549        674
      Investments in
       associated companies       (634)      (167)      (452)
      Net fixed assets         (24,835)   (16,900)     3,417
      Other assets             (11,836)    (8,126)       796
------------------------------------------------------------
      Effect of exchange
       rate changes           $ 18,017   $ 18,069   $  5,326
------------------------------------------------------------

     Shareholders' equity was affected by translation as follows:
     decrease/(increase) from translation of non-U.S. financial statements of $39,454,000, $34,982,000, and $(2,736,000) and from remeasurement of loans of $5,360,000, $2,159,000, and $2,121,000 in 2000, 1999, and 1998
     respectively.

     In 1998, net translation losses included in operations in Mexico were $2,217,000 and were included in cost of goods sold.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans each provide for granting of up to 2,000,000 shares of Class A Common Stock while the 1998 plan currently provides for the granting of up to 5,000,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are exercisable in five cumulative annual amounts beginning 12 months after date of grant. The option issued by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. Option exercise prices are not less than the market value of the shares on the date of grant. During 2000, the Board of Directors approved an amendment to increase the period after retirement to exercise options from 5 years to 10 years. This amendment, however, does not change the original termination date of each option. Unexercised options generally terminate twenty years after date of grant for all plans.

     For the purpose of applying Financial Accounting Standard No. 123
     ("FAS 123"), "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The expected volatility was 26.8% in 2000, 25.5% in 1999, and 24.6% in 1998. The expected life of the options varies based on employee group and ranges from 11 to 20 years. The risk-free interest rate ranges from 5.3% to 5.7% in 2000, 6.6% to 6.9% in 1999, and 4.7% to 5.6% in 1998. The Company
     applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 2000, 1999 or 1998. Had compensation cost and fair value been determined pursuant to FAS 123, net income would decrease from $38,085,000 to $34,147,000 in 2000, $30,222,000 to $28,567,000 in 1999, and $31,772,000 to $30,119,000 in 1998.
     Earnings per share would decrease from $1.24 to $1.11 in 2000, $1.00 to $0.94 in 1999, and $1.02 to $0.97 in 1998. Diluted earnings per share would decrease from $1.24 to $1.11 in 2000, $0.99 to $0.94 in 1999, and $1.01 to
     $0.96 in 1998. The weighted average fair value of options granted during 2000, 1999, and 1998, for the purposes of FAS 123, is $7.35, $10.98, and
     $7.52 per share, respectively.

     Activity with respect to these plans is as follows:

------------------------------------------------------------------
                                      2000        1999        1998
------------------------------------------------------------------
      Shares under option at
       January 1                 3,927,650   3,550,750   3,309,000
      Options granted              348,300     411,750     423,000
      Options cancelled             41,200      26,300      63,300
      Options exercised                 --       8,550     117,950
------------------------------------------------------------------
      Shares under option at
       December 31               4,234,750   3,927,650   3,550,750
      Options exercisable at
       December 31               2,895,700   2,518,950   2,191,900
      Shares available for
       options                     168,150     476,750     370,200
------------------------------------------------------------------
     The weighted average exercise price is as follows:
------------------------------------------------------------------
                                      2000        1999        1998
------------------------------------------------------------------
      Shares under option at
       January 1                    $18.65      $19.00      $18.95
      Options granted                10.56       15.69       19.38
      Options cancelled              18.70       19.76       20.90
      Options exercised                 --       19.26       17.85
      Shares under option at
       December 31                   17.98       18.65       19.00
      Options exercisable at
       December 31                   18.18       17.97       17.58
------------------------------------------------------------------

     The following is a summary of the status of options outstanding at December 31, 2000:

---------------------------------------------------------------
                                                 Exercisable
                        Outstanding Options
                       ---------------------       Options
                          Weighted            -----------------
                           Average  Weighted           Weighted
                         Remaining   Average            Average
Exercise               Contractual  Exercise           Exercise
Price Range    Number         Life     Price   Number     Price
---------------------------------------------------------------
      $10.56  347,800        19.88    $10.56       --    $10.56
 15.00-15.50  825,000         8.06     15.42  825,000     15.42
       15.69  400,300        18.86     15.69   85,700     15.69
 16.25-16.75  623,700        10.14     16.62  623,700     16.62
 17.63-18.63   80,500        11.16     18.33   80,500     18.33
       18.75  176,400        13.36     18.75  176,400     18.75
       19.38  397,600        17.84     19.38  172,000     19.38
       19.75  398,050        16.29     19.75  259,250     19.75
       22.25  735,400        14.89     22.25  673,150     22.25
       25.56  250,000        16.85     25.56       --        --
---------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The repayment terms are selected by the participants in accordance with the provisions of each plan. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $1,780,000 in 2000, $2,037,000 in 1999, and $1,957,000 in 1998. The increase in cash value, net of premiums, was $728,000 in 2000, $1,110,000 in 1999, and $1,017,000 in
     1998.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages in the form of cash or Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $4,150,000 in 2000, $3,774,000 in 1999, and $3,597,000 in 1998.

     The Company's profit-sharing plan covers substantially all employees in the United States. At the beginning of each year, the Board of Directors announces the formula that it expects to utilize in determining the amount of the profit-sharing contribution for that year. The profit-sharing contributions will only be made to current active participants in Prosperity Plus in the form of cash or the Company's Class A Common Stock. The expense recorded for this plan was $974,000 in 2000, $581,000 in 1999, and $1,281,000 in 1998.

16. ACQUISITIONS AND RESTRUCTURING

   2000 ACQUISITIONS

     In September, the Company acquired all the shares of Portsam AB, a Swedish company that provides services for high performance doors. The purchase price was approximately $1.1 million.

   1999 ACQUISITIONS

     In April, the Company purchased all of the shares of Jansen Tortechnik, a manufacturer of high quality sectional overhead doors located in Surwold, Germany for approximately $7,700,000.

     In August, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250,000,000. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals. The excess purchase price over fair market value is amortized on a straight-line basis over 20 years.

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

--------------------------------------------------------
      (IN THOUSANDS)                     1999       1998
--------------------------------------------------------
      Net sales                      $877,111   $881,486
      Net income                       13,417      9,920
      Net income per share               0.44       0.32
      Diluted net income per share       0.44       0.32
--------------------------------------------------------

     In 1998, the Company announced the first steps of a global restructuring plan. In 1999 and 1998, the Company recorded a charge for restructuring of operations of $16,872,000 and $20,191,000, respectively. The 1999 charge includes $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs and $2,376,000 for losses on disposal of fixed assets. The 1998 charge includes $15,792,000 for an enhanced retirement program and termination costs and $4,399,000 for plant rationalization costs.

     The components of accrued restructuring costs, which exclude pension liabilities, consist of:

--------------------------------------------------------
      (IN THOUSANDS)                      2000      1999
--------------------------------------------------------
TERMINATION COSTS                      $11,248   $17,394
      Plant rationalization costs           --     1,070
      Lease Obligations                  3,071        --
--------------------------------------------------------
                                       $14,319   $18,464
--------------------------------------------------------

     The change in accrued restructuring costs is the net result of actual payments for restructuring costs of $7,808,000 and new accruals during 2000 that were charged to excess purchase purchase price over fair value of net assets acquired of $3,663,000 (see Note 4).

FINANCIAL REVIEW

Review of Operations

--2000 VS. 1999

Net sales increased $74.6 million or 9.6% as compared with 1999. Net sales were reduced by $32.4 million from the effect of a stronger U.S. dollar as compared to 1999. Acquisitions completed in 1999, as discussed below, added
$87.4 million to net sales. Excluding these two factors, net sales increased 2.5% as compared to 1999.

Net sales in the United States increased 9.2% in 2000 as compared to 1999. Excluding the 1999 acquisition of Geschmay, net sales in the United States decreased 0.7% over the same period. Trade sales in Canada increased 8.0% while European net sales increased 17.7% in 2000 as compared to 1999. Excluding the effect of the stronger U.S. dollar and the acquisition of Geschmay, net sales in Europe increased 2.0%.

Gross profit was 39.5% of net sales in 2000 as compared to 41.0% in 1999. Excluding the effect of 1999 acquisitions and currency fluctuation, gross profit in 2000 was 41.2%.

In 1999, the Company recorded a charge for restructuring of operations of $16.9 million. The charge included $13.0 million for termination benefits, $1.5 million for plant rationalization costs and $2.4 million for losses on disposal of fixed assets. In connection with the integration of Geschmay into Albany International, 2000 cost of goods sold includes a charge of $9.7 million for the relocation of equipment.

The cost reduction programs announced in 1998 and 1999 are complete and included a workforce reduction, the closing of six manufacturing facilities and several sales offices. Through the end of 2000, these initiatives have yielded cost savings of approximately $38 million, with an additional $12 million to be realized in 2001.

Selling, general, technical and research expenses, excluding acquisitions, decreased 6.1% in 2000 as compared to 1999. Excluding the additional effect of the stronger U.S. dollar, these costs decreased 2.6%.

Other (income)/expense, net includes the net effect of currency transactions and interest rate protection agreements. Other income was slightly higher in 2000 compared to 1999. Income or losses from currency transactions and interest rate protection agreements generally result from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements).

Interest expense increased $16.4 million as compared with 1999. This increase was due to higher average debt and interest rates resulting from the August 1999 credit agreement, as discussed below, entered into to finance the acquisition of Geschmay.

The tax rate for 2000 was 40%, compared to 43% in 1999. The lower tax rate resulted from finalizing, during 2000, the amount of nondeductible expenses arising from the Geschmay acquisition.

Diluted net income per share was $1.24 in 2000 compared to $0.99 in 1999. Excluding equipment relocation charges from 2000 results, and excluding restructuring charges from 1999 results, diluted earnings per share were $1.43 in 2000 compared to $1.31 per share in 1999. Approximately $0.07 of this improvement is due to a reduction in the tax rate. During the fourth quarter of 2000, the Company intentionally slowed down production in order to reduce inventory levels. The slowdown resulted in a reduction in earnings per share of approximately $0.09.

In September, the Company acquired all the shares of Portsam AB, a Swedish company that provides services for high performance doors. The purchase price was approximately $1.1 million.

In August 1999, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250 million. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals. The integration of Geschmay is complete and the acquisition is no longer dilutive to earnings. In April 1999, the Company purchased all of the shares of Jansen Tortechnik, a manufacturer of high quality sectional overhead doors located in Surwold, Germany for approximately $7.7 million. The acquisitions were accounted for as purchases and, accordingly, the Company included in its financial statements the results of operations of the acquired entities as of the respective acquisition dates (see Note 16 of Notes to Consolidated Financial Statements for the pro forma effects of the Geschmay acquisition).

In June 1998, Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued and was amended in June 2000 by Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These Standards establish a new model for accounting for derivatives and hedging activities. All derivatives will be recognized as either assets or liabilities and measured at fair value. Each hedging relationship must be designated and accounted for pursuant to these Standards. Had the Company been required to adopt these standards at December 31, 2000, the fair value of interest rate swaps would have resulted in a charge to other comprehensive income and an additional liability of approximately $4,900,000. The Company does not expect the adoption of these Standards to have a material effect on the results of operations. The Standards were adopted by the Company on their effective date of January 1, 2001.

As of December 31, 2000, the Company had $100 million of interest rate swaps which hedged a portion of the Company's interest rate exposure. In
January 2001, the Company entered into an additional $100 million of interest rate swaps. The combined effect of all interest rate swap agreements is to hedge interest exposure on a notional amount of $200 million through June 2005. The blended fixed rate payable by the Company under these swap agreements is 6.41%.

--1999 VS. 1998

Net sales increased $55.7 million or 7.7% as compared with 1998. Net sales were reduced by $7.0 million from the effect of a stronger U.S. dollar as compared to 1998. Acquisitions completed in 1999 and 1998 added $74.2 million to net sales. Excluding these two factors, net sales decreased 1.6% as compared to 1998.

Net sales in the United States increased 7.1% in 1999 as compared to 1998, and excluding the acquisition of Geschmay increased 1.9% over the same period. Trade sales in Canada decreased 4.0% while European net sales increased 11.2% in 1999 as compared to 1998. Excluding the effect of the stronger U.S. dollar and the acquisition of Geschmay, net sales in Europe increased 1.2%.

Gross profit was 41.0% of net sales in 1999 as compared to 42.2% in 1998. Excluding the effect of the 1999 and 1998 acquisitions, gross profit margin would have been 42.7%.

Selling, general, technical and research expenses, excluding acquisitions, decreased 2.6% in 1999 as compared to 1998. Excluding the additional effect of the stronger U.S. dollar, these costs decreased 1.5%.

Other (income)/expense, net includes the net effect of currency transactions and interest rate protection agreements. These amounts were flat as compared to 1998.

Interest expense increased $6.9 million as compared with 1998. This increase was due to higher total debt and interest rates resulting from the August 1999 credit agreement entered into to finance the acquisition of Geschmay.

The tax rate for 1999 was 43%, compared to 39% in 1998, principally due to the nondeductibility of certain expenses related to acquisitions and restructuring.

In 1998, the Company recorded a charge for restructuring of operations of $20.2 million. The charge included $15.8 million for an enhanced retirement program and $4.4 million for plant rationalization costs. Excluding the effect of restructuring charges, diluted net income per share was $1.31 in 1999, and $1.40 in 1998.

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

Operating margins related to the Company's geographic regions in 2000 as compared to 1999 increased in Europe and Canada and decreased in the United States. Total operating income, excluding the 1999 restructuring charges and currency fluctuation, increased 17.2% as compared to 1999. Operating income, before the restructuring charges, as a percent of net sales for the United States was 14.1% in 2000, 16.9% in 1999, and 17.6% in 1998; for Canada was 21.8%
in 2000, 17.6% in 1999, and 13.5% in 1998; for Europe was 8.8% in 2000, 7.1% in
1999, and 9.0% in 1998; and combined for the rest of the countries where the Company has operations, the percentages were 10.7% in 2000, 8.8% in 1999, and 7.3% in 1998.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000 the Company's order backlog was $604.2 million, an increase of approximately 2% from the prior year-end.

Accounts receivable increased $1.5 million from December 31, 1999. Excluding the effect of the stronger U.S. dollar, accounts receivable increased
$14.6 million. Inventories decreased $18.8 million from December 31, 1999. Excluding the effect of currency fluctuation, inventories decreased
$9.5 million. Part of the inventory reduction that was achieved during 2000 was attributable to intentionally slowing down production in the fourth quarter.

Cash flow provided by operating activities was $130.6 million in 2000 compared with $98.1 million in 1999 and $87.1 million in 1998. Free cash flow per share, defined as cash flow provided by operating activities, minus capital expenditures and cash dividends, has grown from $1.35 in 1998, to $2.08 in 1999, to $3.06 in 2000. For 1998, the Company paid a cash dividend of $.105 per share. The strong cash flow in 2000 enabled the Company to reduce debt by $84.3 million during the year. The Company also reduced its leverage ratio, as defined in its principal borrowing agreement, to below 2.75. Achieving this leverage ratio will reduce the interest rate on a substantial portion of the Company's debt and certain restrictions are not effective at this lower leverage ratio.

Capital expenditures were $36.9 million in 2000, $35.0 million in 1999, and $38.8 million in 1998. Capital expenditures in 2001 are expected to be below the average of the last five years. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility includes a term loan with $38.7 million due in 2001, $58.1 million in 2002, $67.8 million in 2003 and $77.4 million in 2004. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants that include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies minimum interest coverage and a maximum leverage ratio. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company.

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

The Company has manufacturing plants in 15 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of foreign operations and foreign currency, long-term intercompany loans subject to potential loss amount to approximately $505 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $50.5 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $7.8 million. Actual results may differ.

Including the interest rate swaps that were entered into during January 2001, the Company has fixed the interest rate on approximately 42% of its total debt. Except for the portion of debt that is hedged, the fair value of the Company's long-term debt at December 31, 2000 is estimated to be the carrying value as the significant components are variable rate debt.

MARKET OUTLOOK

During the last several years, there have been unprecedented changes in the global paper industry and its supplier base that have resulted in a virtual transformation of the marketplace. The Company responded with a successful restructuring program, the largest acquisition in its history, and aggressive cost reduction initiatives. The Company has entered the new century with strong momentum and is poised for continued improvements.

Pricing in the Company's primary markets remains a challenge as paper industry consolidation continues, which is expected to lead to further industry stabilization. Pricing to value is a high priority, and during the fourth quarter of 2000, the Company was able to obtain modest price increases. The Company expects 2001 earnings to benefit from completing the restructuring and cost saving initiatives. Reducing total debt is a high priority, and accordingly, the Company will continue to focus on reducing inventories and accounts receivable.

The Company's efforts to improve efficiencies, eliminate non-value added costs, and reduce debt in 2000 were successful. Barring the impact of adverse economic conditions, the Company looks for improved results in 2001. About $12.0 million of incremental cost savings from completed programs should have a positive effect on 2001 results, and the Company should benefit from the $9.7 million spent during 2000 to relocate equipment. Management anticipates that, based on currently projected income by region, the Company will continue to benefit from improvements in the tax efficiency of its global organization and, as a result, may have a somewhat lower tax rate in 2001 than the 40 percent in 2000.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as future earnings, pricing, markets, cost reductions, integration, new products, paper industry consolidation and outlook, tax rate, inventory and accounts receivable reduction, capital expenditures, depreciation, contingencies and operating efficiency. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. These factors include even more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, unanticipated events or circumstances related to recently acquired businesses, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------

                                                                   2000               1999             1998             1997
                ------------------------------------------------------------------------------------------------------------
                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                SUMMARY OF OPERATIONS
                Net sales                                    $  852,934         $  778,366         $722,653         $710,079
                Cost of goods sold                              515,649            458,930          417,375          404,982
                Operating income (1),(4)                        103,634             76,987           70,608           99,619
                Interest expense, net                            41,822             25,552           19,310           15,467
                Income before income taxes                       62,567             51,916           51,704           79,631
                Income taxes                                     25,027             22,325           20,163           31,055
                Income before associated companies               37,540             29,591           31,541           48,576
                Net income/(loss) (3),(5)                        38,085             30,222           31,772           49,059
                    Net income/(loss) per share                    1.24               1.00             1.02             1.52
                    Diluted net income/(loss) per share            1.24               0.99             1.01             1.50
                Average number of shares outstanding             30,632             30,340           31,073           32,312
                Capital expenditures                             36,866             34,953           38,825           50,804
                Cash dividends declared                              --                 --            3,140           12,921
                    Per Class A common share                         --                 --            0.105             0.42
                    Per Class B common share                         --                 --            0.105             0.42

                FINANCIAL POSITION
                Current assets                               $  494,287         $  508,073         $409,713         $373,323
                Current liabilities                             222,034            176,964          220,038          170,440
                Current ratio                                       2.2                2.9              1.9              2.2
                Property, plant and equipment, net              387,658            435,172          325,109          321,611
                Total assets                                  1,112,252          1,206,842          866,366          796,897
                Long-term debt                                  398,087            521,257          181,137          173,654
                Shareholders' equity                            324,917            325,407          314,850          343,108
                    Per share                                     10.56              10.68            10.42            10.63
                Total capital (2)                               804,856            889,677          613,993          594,560
                Total debt to total capital                       59.6%              63.4%            48.7%            42.3%
                Return on shareholders' equity                    11.7%               9.3%            10.1%            14.3%

                NUMBER OF EMPLOYEES                               6,929              7,164            6,011            5,881

          ----------------------------------------

              (1) Included in 1990 is a charge to income of $8,500,000 for an early retirement window and terminations which were part of a world wide cost containment program.

              (2) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of FAS No. 109 "Accounting for Income Taxes" in 1992, total capital includes all debt and shareholders' equity.

            --------------------------------------------------------------------

        1996       1995       1994       1993       1992       1991       1990
------------------------------------------------------------------------------

    $692,760   $652,645   $567,583   $546,120   $561,084   $557,218   $556,104
     399,311    379,696    338,991    345,468    366,756    359,184    358,697
      96,785     88,827     62,821     40,051     18,893     44,488     31,661
      15,833     20,009     16,820     16,115     18,829     20,090     18,450
      80,940     69,842     41,677     24,566      3,282     19,752     14,421
      31,570     27,208     17,921      9,679      1,247     10,803      7,538
      49,370     42,634     23,756     14,887      2,035      8,949      6,883
      48,306     43,011     23,882     15,003     (3,114)    10,794      8,269
        1.51       1.36       0.76       0.54      (0.12)      0.40       0.31
        1.50       1.29       0.76       0.53      (0.12)      0.40       0.31
      31,907     31,737     31,476     28,035     26,858     26,707     26,599
      53,473     41,921     36,322     30,940     20,219     40,067    110,729
      12,159     11,708     10,488      9,361      8,950      8,903      7,518
        0.40     0.3875       0.35       0.35       0.35       0.35     0.3500
        0.40     0.3875       0.35       0.35       0.35       0.35     0.1313

    $384,627   $364,207   $319,947   $270,034   $256,422   $259,917   $277,622
     176,746    126,945    115,863    101,069    112,955    106,220    106,904
         2.2        2.9        2.8        2.7        2.3        2.4        2.6
     339,461    342,150    320,719    302,829    308,618    362,456    365,558
     831,917    802,232    727,157    661,314    652,745    680,706    708,212
     187,100    245,265    232,767    208,620    239,732    250,423    262,042
     332,330    304,942    274,632    247,223    193,975    247,231    245,004
       10.38       9.57       8.70       7.87       7.20       9.23       9.20
     586,890    567,460    525,119    467,320    456,773    551,240    574,977
       43.4%      46.3%      47.7%      47.1%      57.5%      48.2%      49.3%
       14.5%      14.1%       8.7%       6.1%      -1.6%       4.4%       3.4%
       5,854      5,658      5,404      5,286      5,678      5,726      6,144

(3) In 1992, the Company elected to adopt FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000.

   The Company's election to adopt FAS No. 109, as of January 1,
   1992, resulted in an increase to 1992 income of $20,142,000.

   During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in an extraordinary gain of $1,019,000, net of tax.

(4) In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

(5) In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

QUARTERLY FINANCIAL DATA
(unaudited)

--------------------------------------------------------------------------------

(IN MILLIONS EXCEPT PER SHARE AMOUNTS)           1ST              2ND              3RD                  4TH
-----------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------
Net sales.................................     $ 215.7          $ 213.0          $  201.1          $  223.1
Gross profit..............................        87.3             85.3              79.4              85.3
Net income................................        10.0              9.4               9.4               9.3
Net income per share......................         .33              .31               .30               .30
Diluted net income per share..............         .33              .31               .30               .30
Cash dividends per share..................          --               --                --                --
Class A Common Stock prices:
  High....................................       15.50           15.375            15.125           14.3125
  Low.....................................       12.75          12.9375           11.9375             9.625
-----------------------------------------------------------------------------------------------------------
1999
-----------------------------------------------------------------------------------------------------------
Net sales.................................     $ 181.6          $ 175.8          $  196.6          $  224.4
Gross profit..............................        75.0             73.7              78.4              92.3
Net income/(loss).........................        11.2              9.3              10.7              (1.0)
Net income/(loss) per share...............         .37              .31               .35              (.03)
Diluted net income/(loss) per share.......         .37              .30               .35              (.03)
Cash dividends per share..................          --               --                --                --
Class A Common Stock prices: (1)
  High....................................       22.25            25.00           23.0625           17.3125
  Low.....................................      17.625          18.6875           14.8125           13.8125
-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------
Net sales.................................     $ 176.2          $ 179.6          $  176.3          $  190.6
Gross profit..............................        74.8             78.0              73.3              79.2
Net income/(loss).........................        11.1             10.6              11.1              (1.0)
Net income/(loss) per share...............         .35              .34               .36              (.03)
Diluted net income/(loss) per share.......         .35              .33               .36              (.03)
Cash dividends per share..................        .105               --                --                --
Class A Common Stock prices: (1)
  High....................................      27.063           30.188             24.50            20.563
  Low.....................................      20.313            23.00            17.875            16.063
-----------------------------------------------------------------------------------------------------------

(1) Class A Common Stock prices are not restated to reflect the effect of stock dividends.

STOCK AND SHAREHOLDERS
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 2000 there were approximately 4,900 shareholders.

38