Form 10-K, Exhibit 13
period 2001-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2002-03-22
CIK 819793

              FINANCIAL SECTION


 Contents

Report of Management.                                       16

Report of Independent Accountants......................     16

Consolidated Statements of Income and Retained
Earnings...............................................     17

Consolidated Statements of Comprehensive Income........     18

Consolidated Balance Sheets............................     19

Consolidated Statements of Cash Flows..................     20

Notes to Consolidated Financial Statements.............     21

Financial Review.......................................     35

Eleven Year Summary....................................     40

Quarterly Financial Data...............................     42

REPORT OF MANAGEMENT

   Management of Albany International Corp. is responsible for the integrity and objectivity of the accompanying financial statements and related information. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts that are based on our best judgments with due consideration given to materiality.
   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure the system of internal accounting controls operates effectively.
   The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their role is to express an opinion as to whether management's financial statements present fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America, the Company's financial condition and operating results. Their opinion is based on procedures which include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.
   The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent accountants are free to meet with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.
[SIG]
Frank R. Schmeler
CHAIRMAN OF THE BOARD AND AND CHIEF EXECUTIVE OFFICER
[SIG]
Michael C. Nahl
SENIOR VICE PRESIDENT CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   As discussed in Note 6 to the consolidated financial statements, on January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES.

[LOGO]

January 25, 2002

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

 For the Years Ended December 31,                         2001             2000           1999
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENTS OF INCOME
Net sales                                             $836,696         $852,934       $778,366
Cost of goods sold                                     497,301          515,649        458,930
----------------------------------------------------------------------------------------------
   Gross profit                                        339,395          337,285        319,436

Selling and general expenses                           186,441          184,123        177,481
Technical and research expenses                         46,950           49,528         48,096
Restructuring, net                                      21,892               --         16,872
----------------------------------------------------------------------------------------------
   Operating income                                     84,112          103,634         76,987
Interest income                                         (1,977)          (1,336)        (1,248)
Interest expense                                        30,893           43,158         26,800
Other expense/(income), net                              2,833             (755)          (481)
----------------------------------------------------------------------------------------------
   Income before income taxes                           52,363           62,567         51,916

Income taxes                                            19,374           25,027         22,325
----------------------------------------------------------------------------------------------
   Income before associated companies                   32,989           37,540         29,591

Equity in earnings of associated companies                 342              545            631
----------------------------------------------------------------------------------------------
   Income before cumulative effect of change in
     accounting principle, net of taxes                 33,331           38,085         30,222

Cumulative effect of change in accounting principle,
 net of taxes                                           (1,129)              --             --
----------------------------------------------------------------------------------------------
   Net income                                           32,202           38,085         30,222

RETAINED EARNINGS
Retained earnings, beginning of period                 314,639          276,554        255,586
Less dividends                                           1,568               --          9,254
----------------------------------------------------------------------------------------------
Retained earnings, end of period                      $345,273         $314,639       $276,554
----------------------------------------------------------------------------------------------

Earnings per share--basic:
Income before cumulative effect of change in
 accounting principle                                 $   1.07         $   1.24       $   1.00
Cumulative effect of change in accounting principle      (0.03)            0.00           0.00
----------------------------------------------------------------------------------------------
Net income                                            $   1.04         $   1.24       $   1.00
----------------------------------------------------------------------------------------------

Earnings per share--diluted:
Income before cumulative effect of change in
 accounting principle                                 $   1.06         $   1.24       $   0.99
Cumulative effect of change in accounting principle      (0.03)            0.00           0.00
----------------------------------------------------------------------------------------------
Net income                                            $   1.03         $   1.24       $   0.99
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

   CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
   ALBANY INTERNATIONAL CORP.


 For the Years Ended December 31,                          2001            2000          1999
(IN THOUSANDS)
NET INCOME                                             $ 32,202        $ 38,085      $ 30,222

Other comprehensive (loss)/income, before tax:
   Foreign currency translation adjustments             (29,259)        (45,090)      (37,141)
   Pension liability adjustment                         (20,043)          1,680        12,965
   Derivative valuation adjustments:
      Transition adjustment as of January 1, 2001        (4,888)             --            --
      Current period decline in fair value               (8,204)             --            --

Income taxes related to items of other comprehensive
 income/(loss)                                           13,083             276            --
---------------------------------------------------------------------------------------------
   Comprehensive (loss)/ income                        ($17,109)       ($ 5,049)     $  6,046
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

        CONSOLIDATED BALANCE SHEETS
        ALBANY INTERNATIONAL CORP.


 At December 31,                                                   2001            2000
(IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents                                     $   6,153      $    5,359
Accounts receivable, less allowance for doubtful accounts
   ($10,488 in 2001; $7,688 in 2000)                            143,156         236,810
Note receivable                                                  21,103              --
Inventories
   Finished goods                                                97,789         119,619
   Work in process                                               46,638          54,408
   Raw material and supplies                                     29,649          42,846
Prepaid expenses                                                  5,288           7,534
Deferred taxes                                                   16,170          27,711
---------------------------------------------------------------------------------------
   Total current assets                                         365,946         494,287
---------------------------------------------------------------------------------------
Property, plant and equipment, at cost, net                     339,102         387,658
Investments in associated companies                               4,374           4,300
Intangibles                                                     140,333         161,709
Deferred taxes                                                   48,539          19,095
Other assets                                                     33,635          45,203
---------------------------------------------------------------------------------------
   Total assets                                               $ 931,929      $1,112,252
---------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes and loans payable                                       $  28,786      $   37,760
Accounts payable                                                 42,555          47,005
Accrued liabilities                                              87,924          80,678
Current maturities of long-term debt                              4,837          44,092
Income taxes payable and deferred                                21,970          12,499
---------------------------------------------------------------------------------------
   Total current liabilities                                    186,072         222,034
---------------------------------------------------------------------------------------
Long-term debt                                                  248,146         398,087
Other noncurrent liabilities                                    156,055         129,741
Deferred taxes and other credits                                 25,012          37,473
---------------------------------------------------------------------------------------
   Total liabilities                                            615,285         787,335
---------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                        --              --

SHAREHOLDERS' EQUITY
Preferred stock, par value $5.00 per share; authorized
   2,000,000 shares; none issued                                     --              --
Class A Common Stock, par value $.001 per share; authorized
   100,000,000 shares; issued 27,711,738 in 2001 and
   27,138,064 in 2000                                                28              27
Class B Common Stock, par value $.001 per share; authorized
   25,000,000 shares; issued and outstanding 5,867,476 in
   2001 and 5,869,457 in 2000                                         6               6
Additional paid in capital                                      234,213         223,897
Retained earnings                                               345,273         314,639
Accumulated items of other comprehensive income:
   Translation adjustments                                     (194,950)       (165,691)
   Derivative valuation adjustment                               (8,248)             --
   Pension liability adjustment                                 (14,027)         (2,223)
---------------------------------------------------------------------------------------
                                                                362,295         370,655
Less treasury stock, at cost                                     45,651          45,738
---------------------------------------------------------------------------------------
   Total shareholders' equity                                   316,644         324,917
---------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                 $ 931,929      $1,112,252
---------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    ALBANY INTERNATIONAL CORP.


 For the Years Ended December 31,                         2001             2000          1999
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                           $  32,202        $  38,085      $ 30,222
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Equity in earnings of associated companies             (342)            (545)         (631)
   Depreciation and amortization                        57,546           62,216        55,874
   Provision for deferred income taxes, other
   credits and long-term liabilities                   (18,634)           6,108        (1,127)
   Increase in cash surrender value of life
   insurance, net of premiums paid                      (1,434)            (728)       (1,110)
   Unrealized currency transaction (gains)/losses       (1,040)          (3,172)       (5,802)
   (Gains)/losses on disposition of assets              (1,323)           2,152         2,914
   Shares contributed to ESOP                            4,835            4,489         4,337
   Tax benefit of options exercised                        577               --             8
Changes in operating assets and liabilities:
   Accounts receivable                                  30,066            1,654        (1,179)
   Sale of accounts receivable                          63,878               --            --
   Note receivable                                     (21,103)              --            --
   Inventories                                          42,797           18,809        13,300
   Prepaid expenses                                      2,245               (2)       (1,368)
   Accounts payable                                     (4,449)           4,357          (511)
   Accrued liabilities                                  11,967           (8,313)        3,938
   Income taxes payable                                 10,848            3,280        (2,588)
   Other, net                                            5,642            2,192         1,821
---------------------------------------------------------------------------------------------
   Net cash provided by operating activities           214,278          130,582        98,098
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment          (25,831)         (36,866)      (34,953)
   Purchased software                                   (2,407)            (978)       (2,929)
   Proceeds from sale of assets                          6,828            8,938           464
   Acquisitions, net of cash acquired                       --           (1,037)     (247,236)
   Proceeds from life insurance policies                10,602               --            --
   Loans to other companies                                 --               --        (3,000)
   Distributions from associated companies                  --               --           148
   Premiums paid for life insurance                     (1,161)          (1,161)       (1,187)
---------------------------------------------------------------------------------------------
   Net cash used in investing activities               (11,969)         (31,104)     (288,693)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from borrowings                             67,400           18,921       581,064
   Principal payments on debt                         (265,158)        (102,048)     (366,503)
   Proceeds from options exercised                       4,907               --           165
   Debt issuance costs                                      --               --        (4,905)
---------------------------------------------------------------------------------------------
   Net cash (used in)/provided by financing
   activities                                         (192,851)         (83,127)      209,821
---------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash flows           (8,664)         (18,017)      (18,069)
---------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents           794           (1,666)        1,157
Cash and cash equivalents at beginning of year           5,359            7,025         5,868
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   6,153        $   5,359      $  7,025
---------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries (the "Company") after elimination of intercompany transactions. Beginning in 2001, the Company has one subsidiary that is a qualified special purpose entity which is not consolidated in accordance with Financial Accounting Standard (FAS)
     No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (see Note 6). The Company has 50% interests in an entity in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies."

  REVENUE RECOGNITION

     The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

     The Company records the costs of freight associated with the shipment of goods as a reduction to net sales. These freight costs were $16,797,000 in 2001, $17,431,000 in 2000, and $14,320,000 in 1999.

  ESTIMATES

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  TRANSLATION OF FINANCIAL STATEMENTS

     Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments".

     Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income. Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally recorded, net of tax, in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments."

  RESEARCH EXPENSE

     Research expense, which is charged to operations as incurred, was $23,224,000 in 2001, $23,287,000 in 2000, and $23,567,000 in 1999.

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

  INTANGIBLES AND OTHER ASSETS

     The excess purchase price over fair values assigned to assets acquired has been amortized on a straight-line basis over 20 to 40 years. Beginning in 2002, the Company will adopt the provisions of FAS No. 142 "Goodwill and Other Intangible Assets" which will eliminate the prior practice of goodwill amortization and instead adopt an impairment-only approach (see
     Note 4).

     Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years.

     Goodwill and other long-lived assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable.

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

     Gains or losses on forward exchange contracts that are designated as a hedge of a foreign operation's net assets and/or long-term intercompany loans are recorded in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other (income)/expense, net".

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

  EARNINGS PER SHARE

     Net income per share is computed using the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, FAS No. 143, "Accounting for Asset Retirement Obligations" was issued. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred commencing for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of FAS No. 143 to have a material effect on its financial statements.

     In October 2001, FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. FAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt this Standard on January 1, 2002. The Company does not expect the adoption of FAS No. 144 to have a material effect on its financial statements.

  2. EARNINGS PER SHARE

     The amounts used in computing earnings per share and the weighted average number of shares of potentially dilutive securities are as follows:

-------------------------------------------------------
      (IN THOUSANDS)           2001      2000      1999
-------------------------------------------------------
INCOME AVAILABLE TO
       COMMON STOCK-
       HOLDERS:
      Income available to
       common stock-
       holders              $32,202   $38,085   $30,222
-------------------------------------------------------
      WEIGHTED AVERAGE
       NUMBER OF SHARES:
      Weighted averange
       number of shares
       used in net income
       per share             31,089    30,632    30,340
      Effect of dilutive
       securites: stock
       options                  259         4       143
-------------------------------------------------------
      Weighted average
       number of shares
       used in diluted net
       income per share      31,348    30,636    30,483
-------------------------------------------------------

     Options to purchase 2,190,500 shares of common stock at prices ranging from $19.38 to $25.56 per share were outstanding at December 31, 2001, but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares.

  3. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
LAND                               $ 26,620   $ 28,995
      Buildings                     161,295    173,983
      Machinery and equipment       527,417    547,581
------------------------------------------------------
                                    715,332    750,559
------------------------------------------------------
      Accumulated depreciation      376,230    362,901
------------------------------------------------------
                                   $339,102   $387,658
------------------------------------------------------

     There was no construction in progress in 2001 and 2000.

     Depreciation expense was $45,792,000 in 2001, $49,937,000 in 2000 and
     $47,669,000 in 1999.
     Expenditures for maintenance and repairs are charged to income as incurred and amounted to $18,643,000 in 2001, $20,300,000 in 2000, and $17,305,000
     in 1999.

     Capital expenditures were $25,831,000 in 2001, $36,866,000 in 2000 and
     $34,953,000 in 1999. At the end of 2001, the Company was committed to $13,663,000 of future expenditures for new equipment and facilities.

  4. INTANGIBLES

     The components of intangibles are summarized below:

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
Excess purchase price over
       fair value of assets
       acquired                    $157,407   $170,374
      Patents, trade names and
       technology                    20,320     20,320
      Accumulated amortization      (46,300)   (38,786)
      Deferred unrecognized pen-
       sion cost (see Note 12)        8,906      9,801
------------------------------------------------------
                                   $140,333   $161,709
------------------------------------------------------

     Amortization expense was $7,514,000 in 2001, $9,077,000 in 2000, and
     $5,173,000 in 1999.

     The change in excess purchase price over fair value of assets acquired (goodwill) resulted primarily from the effect of translation.

     In June 2001, FAS No. 142 "Goodwill and Other Intangible Assets" was issued. FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease January 1, 2002, when the Company adopts this Standard. Goodwill amortization was approximately $6,800,000 in 2001. The Company is currently assessing, but has not yet determined, the outcome of the impairment test required by FAS No. 142.

  5. ACCRUED LIABILITIES

     Accrued liabilities consist of:

------------------------------------------------------
      (IN THOUSANDS)                    2001      2000
------------------------------------------------------
SALARIES AND WAGES                   $23,584   $22,782
      Employee benefits               16,207    19,168
      Returns and allowances           4,990     5,293
      Interest                         2,222     3,555
      Restructuring costs (see
       Note 16)                       24,279    14,319
      Other                           16,642    15,561
------------------------------------------------------
                                     $87,924   $80,678
------------------------------------------------------

  6. FINANCIAL INSTRUMENTS
     Notes and loans payable at December 31, 2001 and 2000 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 7.14% in 2001 and 7.08% in 2000.

     Long-term debt at December 31, 2001 and 2000, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

---------------------------------------------------------
      (IN THOUSANDS)                      2001       2000
---------------------------------------------------------
August 1999 credit agreement
      which terminates in 2004 with
      borrowings outstanding at an
      average interest rate of 5.44%
      in 2001 and 7.90% in 2000.      $229,000   $373,280
      Various notes and mortgages
      relative to operations
      principally outside the United
      States, at an average interest
      rate of 5.68% in 2001 and
      5.32% in 2000, due in varying
      amounts through 2008.              6,468     11,742
      Industrial revenue financings
      at an average interest rate of
      6.09% in 2001 and 5.96% in
      2000, due in varying amounts
      through 2009.                     12,678     13,065
---------------------------------------------------------
                                      $248,146   $398,087
---------------------------------------------------------

     The weighted average interest rate for all debt was 5.56% in 2001 and 7.70% in 2000.

     Principal payments due on long-term debt for the next five years are: 2002, $4,837,000; 2003, $2,281,000; 2004, $230,976,000; 2005, $1,242,000; 2006
     $1,115,000.

     Interest paid was $32,169,000 in 2001, $40,647,000 in 2000, and $26,779,000
     in 1999.

     In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully prepaid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants which include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies a minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non U.S. subsidiaries. The Company cannot purchase its Common Stock or pay cash dividends unless, and only to the extent that, the leverage ratio, as defined in the credit agreement, is less than 2.75. The December 31, 2001 leverage ratio was below 2.0. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount of the facility. However, the Company does not anticipate nonperformance by any bank.

     Under the August 1999 credit agreement, the Company could have borrowed an additional $210,000,000 at December 31, 2001. The Company's ability to borrow additional amounts under the Credit Agreement is conditional upon the absence of any material adverse change.

     During 2000, the Company entered into swap agreements that hedge a portion of its interest rate exposure. Under the terms of the agreements, each party makes payments on a notional amount of $100,000,000. The Company pays a blended fixed rate of 7.17% and the counterparties pay a floating rate based on LIBOR. These swap agreements expire on June 6, 2005. As of December 31, 2001, the blended rate receivable from the counterparties was 2.0%. On January 2, 2001, the Company entered into four additional swap agreements which fixed interest rates on an additional notional amount of $100,000,000. The blended fixed rate payable by the Company under these agreements is 5.65% and the counterparties pay a floating rate, based on LIBOR which, at December 31, 2001 was 2.0%. These agreements expire on August 11, 2005. The total cost of the swap agreements of $3,423,000 in 2001 and $167,000 in 2000 was recorded as "Interest expense". With the exception of the portion of debt which has been hedged, the estimated fair value of the Company's long-term debt excluding current maturities is considered to be the carrying value on the basis that the significant components are variable rate debt.

     At December 31, 2001, the Company had no open forward exchange contracts. Periodically, the Company also enters into futures contracts primarily to hedge in the short-term against interest rate fluctuations. During 2001, the Company did not enter into any of these contracts. The "Interest rate protection agreements" component of "Other (income)/ expense, net" includes (gains)/losses on futures contracts, based on fair value, of $(382,000) in 2000 and $1,125,000 in 1999.

     All financial instruments are held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures were with the same financial institution. The Company seeks to control risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

     On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Standard requires that all derivative instruments are recognized on the balance sheet at their fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges in accordance with the Standard. The change in fair value for those derivatives that qualify as hedges is recorded in shareholders' equity in the caption, "Derivative valuation adjustment". The Company's interest rate swaps qualify as cash flow hedges as defined in the Standard and, accordingly, changes in the fair value are recognized in "Other noncurrent liabilities" and "Other comprehensive income". Subsequently, amounts will be reclassified to "Interest expense, net" in accordance with the Standard. On the date of adoption, the Company recognized an initial transition adjustment of $4,888,000. During 2001, the fair value of the interest rate swaps declined an additional $8,204,000. The Company has a lease for manufacturing facilities with an embedded derivative which must be recognized in earnings in accordance with this Standard. The cumulative after-tax effect of this change in accounting principle was $1,129,000. Included in other (income)/expense is $(1,482,000) related to changes in fair value of this derivative during 2001.

     During 2001, the Company entered into a trade accounts receivable securitization program whereby it sells designated North American accounts receivable, with no recourse. The accounts receivable are sold on an ongoing basis to a subsidiary of the Company which is a qualified special purpose entity and, in accordance with FAS No. 140, is not consolidated in the Company's financial statements. The Company receives fees for collecting accounts receivable and for performing certain other administrative functions. The amount of accounts receivable sold is subject to change based upon certain criteria and was approximately $63,878,000 as of December 31, 2001. In addition to cash received from the sale of accounts receivable, the Company has a note receivable in the amount of $21,103,000 as of December 31, 2001. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variable rates. As of December 31, 2001, the interest rate was 2.87% and interest income for 2001 was $193,000. The estimated fair value of the note receivable is considered to be the carrying value on the basis that the note carries a variable interest rate and the proceeds of the sale have been reduced by a discount factor. Included in other (income)/expense are costs of $1,794,000 representing initial transaction costs and the discounts applied in the sale of accounts receivable. The discount factor is based on timing of cash receipts, interest rates and anticipated credit losses.

  7. COMMITMENTS AND CONTINGENCIES

     Albany International Corp. and its affiliate, Brandon Drying Fabrics Inc., are defendants in a number of proceedings for injuries allegedly suffered as a result of exposure to asbestos-containing products. The Company marketed asbestos-containing dryer fabrics during the period from 1967 to 1976. Such fabrics generally had a life of from three to twelve months. At February 28, 2002, there were 9,970 plaintiffs pursuing claims against Albany International Corp., Brandon Drying Fabrics, or both. This compares with 9,467 claimants as of December 31, 2001, 4,099 claimants as of December 31, 2000 and 2,429 claimants as of December 31, 1999. The Company anticipates that additional claims will be filed against it in the future but is unable to predict the timing and number of such future claims.

     The Company believes that all asbestos-related claims against it are without merit. Based upon its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, recent settlement experience, the absence of any judgments against the Company, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the above proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based upon currently available information, that the ultimate resolution of these claims will have a material adverse effect on its financial position, results of operations or cash flows.

     Although the Company cannot predict the number and timing of future claims, based upon the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the volume of future asbestos claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

     Stockholders and other interested persons are encouraged to read the discussion of these matters set forth in the Company's periodic reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

     Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases. Total rental expense amounted to $22,197,782, $22,671,000, and $23,298,000 for 2001,
     2000, and 1999, respectively.

     Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are: 2002, $18,820,000: 2003, $14,605,000; 2004,
     $10,249,000; 2005, $8,527,000; 2006, $6,162,000; and thereafter,
     $7,017,000.

     The Company has issued a letter of credit to a bank that loaned money to a joint venture partner. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African Rand and is approximately $2,800,000.

  8. SHAREHOLDERS' EQUITY

     The Company has two classes of Common Stock, Class A Common Stock, par value $.001 and Class B Common Stock, par value $.001 which have equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 2001, 10,457,346 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

     In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. Since January 1998, the Company has purchased 1,616,900 shares of its Class A Common Stock pursuant to this authorization and of the shares purchased, none were purchased during 2001, 2000 or 1999.

     In November 2001, the Board authorized payment of a cash dividend of $.05 per share. The dividend was paid January 4, 2002.

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

     Changes in shareholders' equity for 2001, 2000, and 1999 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                  Class A           Class B                     Treasury Stock
                                                               Common Stock      Common Stock     Additional       (Class A)
                                                              ---------------   ---------------    Paid in     -----------------
      (IN THOUSANDS)                                          Shares   Amount   Shares   Amount    Capital     Shares     Amount
--------------------------------------------------------------------------------------------------------------------------------
Balance: January 1, 1999                                      26,082      $26    5,785       $6     $206,428    2,240   $ 46,592
      Shares contributed to ESOP                                 199       --       --       --        3,622      (29)      (646)
      Options exercised                                            8       --       --       --          173       --         --
      Stock dividends                                            484        1      115       --        9,215       (2)       (39)
      Conversion of Class B shares to Class A shares              31       --      (31)      --           --       --         --
      Shares issued to Directors                                  --       --       --       --            5       (3)       (64)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 1999                              26,804      $27    5,869       $6     $219,443    2,206   $ 45,843
      Shares contributed to ESOP                                 334       --       --       --        4,489       --         --
      Shares issued to Directors                                  --       --       --       --          (35)      (5)      (105)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 2000                              27,138      $27    5,869       $6     $223,897    2,201   $ 45,738
      Shares contributed to ESOP                                 261       --       --       --        4,835       --         --
      Conversion of Class B shares to Class A shares               2       --       (2)      --           --       --         --
      Options exercised                                          311        1       --       --        5,483       --         --
      Shares issued to Directors                                  --       --       --       --           (2)      (4)       (87)
--------------------------------------------------------------------------------------------------------------------------------
      Balance: December 31, 2001                              27,712      $28    5,867       $6     $234,213    2,197   $ 45,651
--------------------------------------------------------------------------------------------------------------------------------

  9. OTHER (INCOME)/EXPENSE, NET

     The components of other (income)/expense, net, as further described in
     Note 6, are:

--------------------------------------------------------
      (IN THOUSANDS)            2001      2000      1999
--------------------------------------------------------
CURRENCY TRANSACTIONS        )(1,932   )(4,012   )(5,807
      Interest rate
       protection
       agreements                 --      (382)    1,125
      Lease with embedded
       derivative             (1,482)       --        --
      Sale of accounts
       receivable              1,794        --        --
      Sale of buildings       (1,323)       --        --
      Amortization of debt
       issuance costs and
       loan origination
       fees                    2,258     2,328     1,624
      Other                    3,518     1,311     2,577
--------------------------------------------------------
                             $ 2,833   $  (755)  $  (481)
--------------------------------------------------------

10. INCOME TAXES
     Income taxes currently payable are provided on taxable income at the statutory rate applicable to such income.

     The components of income taxes are:

------------------------------------------------------------------
      (IN THOUSANDS)                    2001       2000       1999
------------------------------------------------------------------
Current:
         U.S. Federal               $  5,545   $  5,506   $  2,959
         U.S. State                    1,024      1,360      1,303
         Non-U.S.                     29,012     21,177     23,068
------------------------------------------------------------------
                                      35,581     28,043     27,330
------------------------------------------------------------------
       Deferred:
         U.S. Federal                 (5,633)    (4,212)     1,407
         U.S. State                     (897)      (578)       143
         Non-U.S.                     (9,677)     1,774     (6,555)
------------------------------------------------------------------
                                     (16,207)    (3,016)    (5,005)
------------------------------------------------------------------
                                    $ 19,374   $ 25,027   $ 22,325
------------------------------------------------------------------

     U.S. (loss)/income before income taxes was $(2,775,000) in 2001, $(4,469,000) in 2000, and $8,625,000 in 1999.

     Taxes paid, net of refunds, were $18,902,000 in 2001, $18,362,000 in 2000, and $23,711,000 in 1999.

     A comparison of the federal statutory rate to the Company's effective rate is as follows:

----------------------------------------------------------
                                       2001   2000    1999
----------------------------------------------------------
U.S. STATUTORY RATE                    %035   %035   %0 35
       State taxes                     (0.5)   1.0     1.6
       Non-U.S. tax rates,
        repatriation of earnings, and
        other net charges associated
        with prior years                1.5    3.9     5.4
       Other                            1.0    0.1     1.0
----------------------------------------------------------
       Effective tax rate              37.0%  40.0%   43.0%
----------------------------------------------------------

     The significant components of deferred income tax (benefit)/expense attributed to income from operations for the years ended December 31, 2001, 2000, and 1999 are as follows:

------------------------------------------------------------------
      (IN THOUSANDS)                     2001      2000       1999
------------------------------------------------------------------
DEFERRED TAX BENEFIT                 )(10,388   )(2,727   ) (3,138
       Adjustments to deferred tax
        assets and liabilities for
        enacted changes in tax laws
        and rates                      (1,729)     (282)       112
       Utilization/(benefit) of
        operating loss
        carryforwards                  (4,090)       (7)    (1,979)
------------------------------------------------------------------
                                     $(16,207)  $(3,016)  $ (5,005)
------------------------------------------------------------------

     The Company has not recognized deferred income taxes on $218,027,000 of undistributed earnings of its international subsidiaries because management considers such earnings to be permanently reinvested. If the earnings were distributed, the Company may be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below:
                   -----------------------------------------------

                                         U.S.              Non-U.S.
                                   -----------------   -----------------
(IN THOUSANDS)                        2001      2000      2001      2000
------------------------------------------------------------------------
       Accounts receivable,
        principally due to
        allowance for doubtful
        accounts                   $ 1,439   $   545   $   387   $   435
       Inventories, principally
        due to additional costs
        inventoried for tax
        purposes, pursuant to the
        Tax Reform Act of 1986       2,884     2,850       (31)     (907)
       Tax loss carryforwards           --        --     3,220    13,196
       Other                            --     9,944     8,271     1,648
------------------------------------------------------------------------
       Total current deferred tax
        assets                       4,323    13,339    11,847    14,372
------------------------------------------------------------------------
       Sale lease back
        transaction                    935       512        --        --
       Deferred compensation        12,365    11,304        --        --
       Plant, equipment and
        depreciation               (14,088)  (15,396)    2,208       211
       Postretirement benefits      23,087    17,462       706        --
       Tax loss carryforwards           --        --    11,414        --
       Other                         8,272     4,958     3,640        44
------------------------------------------------------------------------
       Total noncurrent deferred
        tax assets                  30,571    18,840    17,968       255
------------------------------------------------------------------------
       Total deferred tax assets   $34,894   $32,179   $29,815   $14,627
------------------------------------------------------------------------
       Total current deferred tax
        liabilities                $    --   $    --   $ 8,103   $ 7,404
------------------------------------------------------------------------
       Plant, equipment and
        depreciation                    --        --    19,950    26,965
       Other                            --        --    (5,162)       --
------------------------------------------------------------------------
       Total noncurrent deferred
        tax liabilities                 --        --    14,788    26,965
------------------------------------------------------------------------
       Total deferred tax
        liabilities                $    --   $    --   $22,891   $34,369
------------------------------------------------------------------------

     The Company expects to use 22% of the non-U.S. deferred tax loss carryforwards in 2002 and the remainder has no expiration. The Company has restructured its operations to reduce or eliminate losses and has reorganized in certain countries to ensure that the loss carryforwards will be utilized. Accordingly, a valuation allowance is not needed on the U.S. and non-U.S. deferred tax assets of $14,634,000 since it is more likely than not that the net deferred tax assets will be used in the future. The Company has deferred tax loss carryforwards of $2,139,000 for which a full valuation has been recorded. The Company has alternative minimum tax credit carryforwards of $1,265,000 which have no expiration.

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

     The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company, Albany Door Systems, is an aggregation of the Company's operations that manufacture, market and service high performance doors. The segment Applied Technologies is made up of operations that manufacture products with applications outside of the core businesses of the Company.

     The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

-----------------------------------------------------------------
      (IN THOUSANDS)               2001         2000         1999
-----------------------------------------------------------------
NET SALES
         Engineered Fabrics  $  698,187   $  707,751   $  633,373
         Albany Door
           Systems              102,273      103,692      104,354
         Applied
           Technologies          36,236       41,491       40,639
-----------------------------------------------------------------
       Consolidated total    $  836,696   $  852,934   $  778,366
-----------------------------------------------------------------

       DEPRECIATION AND
        AMORTIZATION
         Engineered Fabrics  $   47,818   $   53,329   $   46,890
         Albany Door
           Systems                2,659        2,255        2,304
         Applied
           Technologies           2,097        2,711        3,402
         Corporate                4,972        3,921        3,278
-----------------------------------------------------------------
       Consolidated total    $   57,546   $   62,216   $   55,874
-----------------------------------------------------------------

-----------------------------------------------------------------
      (IN THOUSANDS)               2001         2000         1999
-----------------------------------------------------------------
OPERATING INCOME
         Engineered Fabrics  $  156,936   $  150,653   $  138,658
         Restructuring of
           operations           (21,892)          --      (16,872)
-----------------------------------------------------------------
                                135,044      150,653      121,786
         Albany Door
           Systems                9,556        8,152        6,520
         Applied
           Technologies           1,651        3,397        4,802
         Research expense       (23,224)     (23,287)     (23,567)
         Unallocated
           expenses             (38,915)     (35,281)     (32,554)
-----------------------------------------------------------------
         Operating income
           before
           reconciling
           items                 84,112      103,634       76,987
         Reconciling items:
           Interest income        1,977        1,336        1,248
           Interest expense     (30,893)     (43,158)     (26,800)
           Other (expense)/
              income, net        (2,833)         755          481
-----------------------------------------------------------------
       Consolidated income
        before income taxes  $   52,363   $   62,567   $   51,916
-----------------------------------------------------------------

       OPERATING ASSETS
         Engineered Fabrics  $1,074,047   $1,267,794   $1,368,167
         Albany Door
           Systems               66,178       68,703       64,040
         Applied
           Technologies          95,083       83,578       89,945
         Reconciling items:
           Accumulated
              depreciation     (376,230)    (362,901)    (348,148)
           Deferred tax
              assets             64,709       46,806       33,402
           Investments in
              associated
              companies           4,374        4,300        4,389
           Other                  3,768        3,972       (4,953)
-----------------------------------------------------------------
       Consolidated total
        assets               $  931,929   $1,112,252   $1,206,842
-----------------------------------------------------------------

       CAPITAL EXPENDITURES
         Engineered Fabrics  $   22,448   $   33,137   $   28,757
         Albany Door
           Systems                  605          531        1,638
         Applied
           Technologies           2,635        2,790        4,302
         Corporate                  143          408          256
-----------------------------------------------------------------
       Consolidated total    $   25,831   $   36,866   $   34,953
-----------------------------------------------------------------

     The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

-----------------------------------------------------------------
      (IN THOUSANDS)                   2001       2000       1999
-----------------------------------------------------------------
NET SALES
         United States             $329,787   $334,253   $310,070
         Canada                      57,873     63,397     58,060
         Sweden                      81,624     80,828     83,714
         Germany                     94,697     98,131     69,375
         Other countries            272,715    276,325    257,147
-----------------------------------------------------------------
         Consolidated total        $836,696   $852,934   $778,366
-----------------------------------------------------------------
       PROPERTY, PLANT AND
        EQUIPMENT, AT COST, NET
         UNITED STATES             $122,985   $134,487   $133,127
         Canada                      17,530     20,356     22,916
         Sweden                      34,968     42,638     51,778
         Germany                     48,678     55,144     64,004
         Other countries            114,941    135,033    163,347
-----------------------------------------------------------------
         Consolidated total        $339,102   $387,658   $435,172
-----------------------------------------------------------------

12. PENSION PLANS

     The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, a noncontributory, nonqualified pension plan covering certain U.S. executives and both contributory and noncontributory pension plans covering non-U.S. employees. Employees are covered primarily by plans which provide pension benefits that are based on the employee's service and average compensation during the three to five years before retirement or termination of employment. The qualified defined benefit pension plan is closed to new participants.
     The following table sets forth the components of amounts recognized in the Company's balance sheet.

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
      Projected benefit
       obligation in excess of
       plan assets                 $(62,655)  $(44,047)
      Unrecognized net loss          40,839     14,784
      Prior service cost not yet
       recognized in net periodic
       pension cost                   9,095     10,059
      Remaining unrecognized net
       obligation                       231        247
      Contributions                     704        675
------------------------------------------------------
      Accrued pension liability    $(11,786)  $(18,282)
------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were $201,477,000, $182,166,000, and $138,996,000 respectively, for 2001 and $160,799,000, $140,517,000, and
     $113,370,000, respectively, for 2000.

     The weighted average expected long-term rate of return for these plans was 9.0% for 2001 and 2000. The weighted average discount rate was 6.8% for 2001 and 7.1% for 2000. In 2001 and 2000, the weighted average rate of increase in future compensation levels was 4.7%.

     The following table sets forth the reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans.

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
      Change in benefit
       obligation:
        Benefit obligation at
          beginning of year        $206,947   $204,126
        Service cost                  6,084      6,498
        Interest cost                14,287     14,146
        Participant contributions       687      1,137
        Plan amendments                  --      1,977
        Benefits paid               (14,193)   (13,587)
        Actuarial loss (gain)         2,020     (1,769)
        Exchange rate loss           (6,480)    (5,581)
------------------------------------------------------
        Benefit obligation at end
          of year                  $209,352   $206,947
------------------------------------------------------
      Change in plan assets:
        Fair value of plan assets
          at beginning of year     $162,900   $156,010
        Actual return on plan
          assets                     (8,990)    18,710
        Employer contributions       10,064      4,856
        Participant contributions       687      1,137
        Benefits paid               (14,193)   (13,587)
        Administrative expenses        (875)      (878)
        Exchange rate loss           (2,896)    (3,348)
------------------------------------------------------
      Fair value of plan assets
       at end of year              $146,697   $162,900
------------------------------------------------------

     Amounts recognized in the balance sheet are as follows:

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
      Accrued pension liability    $(42,958)  $(30,306)
      Intangible asset                8,906      9,801
      Accumulated other
       comprehensive income          22,266      2,223
------------------------------------------------------
      Net amount recognized at
       year-end                    $(11,786)  $(18,282)
------------------------------------------------------

     The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. The liability at December 31, 2001 and 2000 respectively, of $31,172,000 and $12,024,000 was offset by an asset amounting to $8,906,000 and $9,801,000 (included in intangibles) and a charge to equity of $22,266,000 and $2,223,000.

     Net pension cost included the following components:

--------------------------------------------------------------------
      (IN THOUSANDS)                      2001       2000       1999
--------------------------------------------------------------------
       Service cost                   $  6,084   $  6,498   $  6,927
       Interest cost on projected
        benefit obligation              14,287     14,146     13,775
       Expected return on assets       (14,142)   (13,504)   (12,557)
       Net amortization and deferral     1,120      1,215      1,287
--------------------------------------------------------------------
       Net periodic pension cost      $  7,349   $  8,355   $  9,432
--------------------------------------------------------------------

     Annual pension cost charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $11,645,000 for 2001, $13,791,000 for 2000, and $13,518,000 for 1999.

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

     The following table reflects the status of the postretirement benefit plan:

------------------------------------------------------
      (IN THOUSANDS)                   2001       2000
------------------------------------------------------
      Change in benefit
       obligation:
      Benefit obligation at
       beginning of year           $ 75,620   $ 62,389
      Service cost                    1,907      1,848
      Interest cost                   5,647      5,862
      Plan participants'
       contribution                   1,054        581
      Amendments                     (1,798)    (8,654)
      Acquisitions                       --      3,177
      Actuarial loss                  6,458     16,317
      Benefits paid                  (6,715)    (5,900)
------------------------------------------------------
      Benefit obligation at end
       of year                     $ 82,173   $ 75,620
------------------------------------------------------
      Change in plan assets:
      Fair value of plan assets
       at beginning of year              --         --
      Employer contributions          5,661      5,319
      Plan participants'
       contributions                  1,054        581
      Benefits paid                  (6,715)    (5,900)
------------------------------------------------------
      Fair value of plan assets
       at end of year                    --         --
------------------------------------------------------
      Funded status                  82,173     75,620
      Unrecognized prior service
       cost                           9,409      8,558
      Unrecognized net (loss)       (29,901)   (24,588)
------------------------------------------------------
      Accrued postretirement cost  $ 61,681   $ 59,590
------------------------------------------------------

     Net periodic postretirement benefit cost included the following:

-----------------------------------------------------------------
      (IN THOUSANDS)                       2001     2000     1999
-----------------------------------------------------------------
      Service cost of benefits earned    $1,907   $1,848   $1,357
      Interest cost on accumulated
       postretirement
      benefit obligation                  5,647    5,862    4,389
      Amortization of gains and losses     (947)     (97)      --
      Amortization of unrecognized net
       loss                               1,146      971       60
-----------------------------------------------------------------
      Net periodic postretirement
       benefit cost                      $7,753   $8,584   $5,806
-----------------------------------------------------------------

     For measuring the expected postretirement benefit obligation, a
     7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease to 5.0 percent for 2005 and remain at that level thereafter.

     The weighted average discount rate was 7.25% for 2001 and 7.5% for 2000 and 1999.

     A one percentage point increase in the health care cost trend rate would result in a $11,116,000 increase in the accumulated postretirement benefit obligation as of December 31, 2001 and an increase of $1,194,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost.

14. TRANSLATION ADJUSTMENTS
     The Consolidated Statements of Cash Flows were affected by translation as follows:

------------------------------------------------------------
      (IN THOUSANDS)              2001       2000       1999
------------------------------------------------------------
      Change in cumulative
       translation
       adjustments            $ 29,259   $ 44,814   $ 37,141
      Other noncurrent
       liabilities               2,749      3,392      1,756
      Deferred taxes               118      5,911      3,816
      Long-term debt               411      1,205        549
      Investments in
       associated companies     (1,018)      (634)      (167)
      Net fixed assets         (15,141)   (24,835)   (16,900)
      Other assets              (7,714)   (11,836)    (8,126)
------------------------------------------------------------
      Effect of exchange
       rate changes           $  8,664   $ 18,017   $ 18,069
------------------------------------------------------------

     Shareholders' equity was affected by translation as follows: decrease from translation of non-U.S. financial statements of $28,296,000, $39,454,000, and $34,982,000, and from remeasurement of loans of $963,000, $5,360,000, and $2,159,000 in 2001, 2000, and 1999 respectively.

15. STOCK OPTIONS AND INCENTIVE PLANS

     During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans, under which options can no longer be granted, each provided for the granting of up to 2,000,000 shares of Class A Common Stock. The 1998 plan currently provides for the granting of up to 4,500,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are normally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are normally equal to and are not permitted to be less than the market value on the date of grant. The option granted by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. During 2000, the Board of Directors approved an amendment to increase the period after retirement to exercise options from 5 years to 10 years. This amendment, however, does not change the original termination date of each option. Unexercised options generally terminate twenty years after date of grant for all plans.

     For the purpose of applying FAS No. 123, "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes Single Option model. No adjustments were made for certain factors which are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The cash dividend yield assumed was 1.0% for the 2001 calculation. No dividend was assumed for 2000 and 1999. The expected volatility was 27.6% in 2001, 26.8% in 2000, 25.5% in 1999. The expected life of the options varies based on employee group and ranges from 12 to 20 years. The risk-free interest rate ranges from 5.7% to 5.9% in 2001, 5.3% to 5.7% in 2000, 6.6% to 6.9% in 1999. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost has been recognized in 2001, 2000, or 1999. Had compensation cost and fair value been determined pursuant to FAS No. 123, net income would decrease from $32,202,000 to $30,075,000 in 2001, $38,085,000 to $34,147,000 in 2000, and $30,222,000 to $28,567,000 in 1999.
     Earnings per share would decrease from $1.04 to $0.97 in 2001, $1.24 to $1.11 in 2000, $1.00 to $0.94 in 1999. Diluted earnings per share would decrease from $1.03 to $0.96 in 2001, $1.24 to $1.11 in 2000, $0.99 to
     $0.94 in 1999. The weighted average fair value of options granted during 2001, 2000, and 1999, for the purposes of FAS 123, is $11.41, $7.35 and
     $10.98 per share, respectively.

     Activity with respect to these plans is as follows:

---------------------------------------------------------------------
      (IN THOUSANDS)                   2001         2000         1999
---------------------------------------------------------------------
      Shares under option at
       January 1                  4,234,750    3,927,650    3,550,750
      Options granted               433,500      348,300      411,750
      Options cancelled              60,325       41,200       26,300
      Options exercised             311,230           --        8,550
---------------------------------------------------------------------
      Shares under option at
       December 31                4,296,695    4,234,750    3,927,650
      Options exercisable at
       December 31                2,959,305    2,896,200    2,518,950
      Shares available for
       options                      293,175      168,150      476,750
---------------------------------------------------------------------

     The weighted average exercise price is as follows:

-----------------------------------------------------------
                                     2001     2000     1999
-----------------------------------------------------------
      Shares under option at
       January 1                   $17.98   $18.65   $19.00
      Options granted               20.45    10.56    15.69
      Options cancelled             16.06    18.70    19.76
      Options exercised             15.77    --       19.26
-----------------------------------------------------------
      Shares under option at
       December 31                  18.42    17.98    18.65
      Options exercisable at
       December 31                  18.31    18.18    17.97
-----------------------------------------------------------

     The following is a summary of the status of options outstanding at December 31, 2001:

---------------------------------------------------------------
                                                 Exercisable
                        Outstanding Options
                       ---------------------       Options
                          Weighted            -----------------
                           Average  Weighted           Weighted
                         Remaining   Average            Average
Exercise               Contractual  Exercise           Exercise
Price Range    Number         Life     Price   Number     Price
---------------------------------------------------------------
      $10.56  331,945        18.88    $10.56   77,905    $10.56
 15.00-15.50  575,000         7.38     15.39  575,000     15.39
 15.69-16.25  528,350        16.00     15.85  320,000     15.96
       16.75  430,000         8.33     16.75  430,000     16.75
 17.63-18.75  240,900        11.75     18.65  240,900     18.65
       19.38  382,250        16.84     19.38  250,050     19.38
       19.75  392,150        15.29     19.75  331,850     19.75
       20.45  433,000        19.85     20.45      500     20.45
       22.25  733,100        13.89     22.25  733,100     22.25
       25.56  250,000        15.85     25.56       --        --
---------------------------------------------------------------

     The Company's voluntary deferred compensation plans provide that a portion of certain employees' salaries are deferred in exchange for amounts payable upon their retirement, disability or death. The deferred compensation liability is included in the caption "Other noncurrent liabilities" and was $29,003,000 and $26,580,000 at December 31, 2001 and 2000, respectively.
     During a period selected by the participants in accordance with the provisions of each plan, voluntary withdrawals are also permitted under some circumstances. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $3,058,000 in 2001, $1,780,000 in 2000, and $2,037,000 in 1999. The increase in cash value, net of premiums, was $1,434,000 in 2001, $728,000 in 2000, and
     $1,110,000 in 1999.

     The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute from 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self directed. The cost of the plan amounted to $4,086,000 in 2001, $4,150,000 in 2000, and
     $3,774,000 in 1999.

     The Company's profit-sharing plan covers substantially all employees in the United States. After the close of each year, the Board of Directors determines the amount of the profit sharing contribution and whether the contribution will be made in cash or in shares of the Company's Class A Common Stock. Contributions are only made to current active participants in Prosperity Plus. The expense recorded for this plan was $1,448,000 in 2001, $974,000 in 2000, and $581,000 in 1999.

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

     In August, the Company completed the purchase of all of the outstanding capital stock of the paper machine clothing business of the Geschmay group for approximately $250,000,000. Geschmay's principal operations are located in Europe and the United States. The fair market value of assets and liabilities was determined by valuations and appraisals. The excess purchase price over fair value is amortized on a straight-line basis over 20 years (see Note 4).

   RESTRUCTURING

     In 2001, the Company recorded a charge for restructuring of operations of $21,892,000 that included $13,714,000 for termination benefits, $4,106,000 for plant rationalization costs, $6,465,000 for losses on disposal of assets, and a reversal of accruals from previous restructuring programs of $2,393,000. There are approximately 600 employee terminations related to this restructuring.

     In 1999, the Company recorded a charge for restructuring of operations of $16,872,000 that included $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs and $2,376,000 for losses on disposal of fixed assets. Approximately 500 employees were terminated as part of this restructuring.

     The components of restructuring related accruals, consist of:

--------------------------------------------------------
      (IN THOUSANDS)                      2001      2000
--------------------------------------------------------
TERMINATION COSTS                      $17,532   $11,248
      Plant rationalization costs        2,327        --
      Lease Obligations                  4,658     3,071
--------------------------------------------------------
                                       $24,517   $14,319
--------------------------------------------------------

     The change in accrued restructuring costs is the net result of actual payments for restructuring costs of $5,229,000, new accruals of $17,820,000 and reversal of accruals related to previous restructuring programs of $2,393,000.

FINANCIAL REVIEW

Critical Accounting Policies and Assumptions

The Company's discussion and analysis of its financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company has interest rate swap agreements that fix the rate of interest on $200 million of the Company's debt. The Company has determined that the swaps qualify for hedge accounting in accordance with GAAP, and therefore, changes in the fair value of these swaps are recorded in shareholders' equity in the caption, "Derivative valuation adjustment". Future events, such as a change in the Company's underlying debt arrangements, could require that the Company record changes in fair value in earnings.

Albany International Corp. and its affiliate, Brandon Drying Fabrics Inc., are defendants in a number of proceedings for injuries allegedly suffered as a result of exposure to asbestos-containing products. The Company marketed asbestos-containing dryer fabrics during the period from 1967 to 1976. Such fabrics generally had a life of from three to twelve months. At February 28, 2002, there were 9,970 plaintiffs pursuing claims against Albany International Corp., Brandon Drying Fabrics, or both. This compares with 9,467 claimants as of December 31, 2001, 4,099 claimants as of December 31, 2000 and 2,429 claimants as of December 31, 1999. The Company anticipates that additional claims will be filed against it in the future but is unable to predict the timing and number of such future claims.

The Company believes that all asbestos-related claims against it are without merit. Based upon its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, its recent settlement experience, the absence of any judgments against the Company, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the above proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based upon currently available information, that the ultimate resolution of these claims will have a material adverse effect on its financial position, results of operations or cash flows.

Although the Company cannot predict the number and timing of future claims, based upon the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the volume of future asbestos claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

Stockholders and other interested persons are encouraged to read the discussion of this matter set forth in the Company's periodic reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

Review of Operations

--2001 VS. 2000

Net sales decreased $16.2 million or 1.9% as compared with 2000. Net sales were reduced by $28.9 million from the effect of a stronger U.S. dollar as compared to 2000. Excluding currency effects, net sales increased 1.5% as compared to 2000.

In the Engineered Fabrics segment, net sales in the United States decreased 2.8% in 2001 as compared to 2000. Trade sales in Canada were flat in U.S. dollars, but increased 4.1% in local currency. European sales decreased 2.2% in U.S. dollars, but increased 2.9% in local currencies. In the Albany Door Systems segment, 2001 sales were down 1.4% when measured in U.S. dollars, but were up 4.4% excluding currency effects. In the Applied Technologies segment, net sales were down 12.7% in comparison to 2000.

Gross profit was 40.6% of net sales in 2001 as compared to 39.5% in 2000. Excluding the effects of currency fluctuation and costs in both years related to the relocation of assets, gross profit was 40.8% in 2001 and 40.7% in 2000.

In 2001, the Company recorded a $21.9 million charge for restructuring of operations related to a $25 million cost reduction initiative that was announced in July 2001. The charge included $13.7 million for termination benefits, $4.1 million for plant rationalization costs, $6.5 million for losses on disposal of assets, and a reversal of accruals from previous restructuring initiatives of $2.4 million. Cost of goods sold includes costs of $1.6 million in 2001 and $9.7 million in 2000 for the relocation of equipment.

Selling, general, technical and research expenses decreased 0.1% in 2001 as compared to 2000. Excluding the effect of the stronger U.S. dollar, these costs increased 2.7%, principally due to lower currency remeasurement gains on receivables and a one-time insurance benefit received in 2000.

Operating income before restructuring rose 2.3% in comparison to 2000. In the Engineered Fabrics segment, operating income before restructuring was 22.5% of net sales in 2001, compared to 21.3% in 2000. The higher percentage in 2001 is primarily due to higher asset relocation costs in 2000. In the Albany Door Systems segment, operating income as a percentage of net sales was 9.3% in 2001 in comparison to 7.9% in 2000. The increase is primarily attributable to operating efficiency improvements. In the Applied Technologies segment, operating income was lower as the global economic slowdown negatively impacted results.

Other (income)/expense, net was $2.8 million of expense in 2001 compared to $0.8 million of income in 2000. Currency transactions generated income of $1.9 million in 2001 and $4.0 million in 2000. Income or losses from currency transactions generally result from economic hedges which can have either a positive or negative effect on other (income)/expense, net in any particular period. The specific hedges in place are changed from time to time depending on market conditions and cash flow forecasts of various non-U.S. operations and are intended to partially offset the effects of translation on operating income (see Notes 6 and 9 of Notes to Consolidated Financial Statements). During 2001, the Company entered into a program to sell a portion of its North American trade accounts receivable (see Notes 1, 6 and 9 of Notes to Consolidated Financial Statements). Other (income)/expense includes costs of $1.8 million associated with this program. Also included in other (income)/expense for 2001 is a gain of $1.3 million related to the sale of buildings.

Interest expense decreased $12.3 million as compared with 2000. This decrease was due to lower average debt and interest rates during 2001, as compared to 2000. During 2001, the Company repaid $198.2 million of debt. This repayment of debt included the utilization of $40.9 million of proceeds from the sale of accounts receivable.

The tax rate for 2001 was 37%, compared to 40% in 2000. The lower tax rate resulted from improvements in the tax efficiency of the Company's global operations.

The Company recorded a charge in 2001 of $1.1 million for the cumulative effect of a change in accounting principle, net of tax. The charge relates to the adoption of Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company has a lease for manufacturing facilities in Italy that must be accounted for as an adjustment to income in accordance with this Standard.

Diluted net income per share was $1.03 in 2001 compared to $1.24 in 2000. Excluding the cumulative effect of the change in accounting principle, restructuring charges, and asset relocation costs in both years, diluted earnings per share were $1.54 in 2001 compared to $1.43 per share in 2000.

--2000 VS. 1999

Net sales increased $74.6 million or 9.6% as compared with 1999. Net sales were reduced by $32.4 million from the effect of a stronger U.S. dollar as compared to 1999. Acquisitions completed in 1999 added $87.4 million to net sales. Excluding these two factors, net sales increased 2.5% as compared to 1999.

In the Engineered Fabrics segment, net sales in the United States increased 9.2% in 2000 as compared to 1999. Excluding the 1999 acquisitions, net sales in the United States decreased 0.7% over the same period. Trade sales in Canada increased 8.0% while European sales increased 17.7% in 2000 as compared to 1999. Excluding the effect of the stronger U.S. dollar and acquisitions net sales in Europe increased 2.0%. In the Albany Door Systems segment, net sales in 2000 were 0.7% lower than 1999. In the Applied Technologies segment, net sales were 2.1% higher in comparison to 1999.

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

Operating income before restructuring rose 10.5% in comparison to 1999 due mainly to the effect of 1999 acquisitions. In the Engineered Fabrics segment, operating income before restructuring was 21.3% of net sales in 2000, compared to 21.9% in 2000. The decrease in percentage is primarily due to asset relocation costs in 2000. In the Albany Door Systems segment, operating income as a percentage of net sales was 7.9% in 2000 in comparison to 6.2% in 1999. The increase is primarily attributable to operating efficiency improvements. In the Applied Technologies segment, operating income was lower primarily due to asset relocation charges in 2000.

Other (income)/expense, net includes the net effect of currency transactions and interest rate protection agreements. Other income was slightly higher in 2000 compared to 1999.

Interest expense increased $16.4 million as compared with 1999. This increase was due to higher average debt and interest rates resulting from the August 1999 credit agreement.

The tax rate for 2000 was 40%, compared to 43% in 1999. The lower tax rate resulted from determining, during 2000, the amount of nondeductible expenses likely to arise from the Geschmay acquisition.

Diluted net income per share was $1.24 in 2000 compared to $0.99 in 1999. Excluding equipment relocation charges from 2000 results, and excluding restructuring charges from 1999 results, diluted earnings per share were $1.43 in 2000 compared to $1.31 per share in 1999. Approximately $0.07 of this improvement was due to a reduction in the tax rate. During the fourth quarter of 2000, the Company intentionally slowed down production in order to reduce inventory levels. The slowdown resulted in a reduction in earnings per share of approximately $0.09.

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

Operating margins related to the Company's geographic regions in 2001 as compared to 2000 increased in Canada and decreased in the United States and Europe. Total operating income, excluding the 2001 restructuring charges and currency fluctuation, increased 7.3% as compared to 2000. Operating income, before the restructuring charges, as a percent of net sales for the United States was 13.8% in 2001, 14.1% in 2000, and 16.9% in 1999; for Canada was 23.3%
in 2001, 21.8% in 2000, and 17.6% in 1999; for Europe was 8.3% in 2001, 8.8% in
2000, and 7.1% in 1999; and combined for the rest of the countries where the Company has operations, the percentages were 17.6% in 2001, 10.7% in 2000, and 8.8% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001 the Company's order backlog was $594.9 million, a decrease of approximately 1.5% from the prior year-end.

Accounts receivable decreased $93.7 million from December 31, 2000. Included in the decrease is the sale of a portion of the Company's North American trade accounts receivable. In exchange for the accounts receivable sold, the Company received cash of $40.9 million and a note for $21.1 million. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variables rates. As of December 31, 2001, the interest rate was 2.87%. The effect of the stronger U.S. dollar reduced accounts receivable by $10.2. Excluding currency effects and the sale of accounts receivable, the combination of accounts and note receivable decreased $21.5 million from December 31, 2000.

Inventories decreased $42.8 million from December 31, 2000. Excluding the effect of currency fluctuation, inventories decreased $36.3 million. The decrease in inventories was due to a global initiative to reduce inventories at all operations.

Cash flow provided by operating activities was $214.3 million in 2001 compared with

$130.6 million in 2000 and $98.1 million in 1999. Adjusted free cash flow per share, defined as cash flow provided by operating activities, minus capital expenditures, cash dividends and increases in cash from accounts receivable sold has grown from $2.08 in 1999, to $3.06 in 2000, to $4.75 in 2001. The strong cash flow in 2001 enabled the Company to reduce debt by $198.2 million during the year. The Company also reduced its leverage ratio to below 2.0. Reductions in the leverage ratio during 2001 had the effect of both reducing restrictions under the loan agreement and reducing the interest rate on a portion of the Company's debt.

Capital expenditures were $25.8 million in 2001, $36.9 million in 2000, and $35.0 million in 1999. Capital expenditures in 2002 are expected to be about $35 million. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully prepaid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants that include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non-U.S. subsidiaries. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company.

A cash dividend of $.05 per share was declared in November 2001 for payment in January 2002.

As of December 31, 2001, the Company has the following cash flow obligations:

                             Payments Due by Period
                               In USD (Millions)

---------------------------------------------------------------
                                  Less      One   Three
                                  Than       to      to   After
                                   One    Three    Five    Five
                         Total    Year    Years   Years   Years
---------------------------------------------------------------
Total debt              $281.8   $33.6   $233.3   $ 2.4   $12.5
Operating leases          65.4   18.8     24.9    14.7      7.0
---------------------------------------------------------------
                        $347.2   $52.4   $258.2   $17.1   $19.5
---------------------------------------------------------------

As described in Note 6 of Notes to Consolidated Financial Statements, the banks' commitment to lend under the Company's primary debt agreement terminates in 2004. Under this debt agreement, the Company could have borrowed an additional $210 million at December 31, 2001. The Company's ability to borrow additional amounts under the credit agreement is conditional upon the absence of any material adverse change.

The Company has issued a letter of credit to a bank that loaned money to a joint venture partner. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African Rand and is approximately $2.8 million.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, FAS No. 142 "Goodwill and Other Intangible Assets" was issued. FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease January 1, 2002, when the Company adopts this Standard. Goodwill amortization was approximately $6.8 million in 2001. The Company is currently assessing, but has not yet determined, the outcome of the impairment test required by FAS No. 142.

In August 2001, FAS No. 143, "Accounting for Asset Retirement Obligations" was issued. FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred beginning for fiscal years commencing after June 15, 2002. The Company does not expect the adoption of FAS No. 143 to have a material effect on its financial statements.

In October 2001, FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. FAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt this Standard on January 1, 2002. The Company does not expect the adoption of FAS No. 144 to have a material effect on its financial statements.

MARKET RISK SENSITIVITY

The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants in 15 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of foreign operations and foreign currency, long-term intercompany loans subject to potential loss amount to approximately $694 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $69.4 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $5.9 million. Actual results may differ.

Including the effect of the interest rate swap agreements, the Company has fixed the interest rate on approximately 77% of its total debt. Except for the portion of debt that is either fixed rate or hedged, the fair value of the Company's long-term debt at December 31, 2001 is estimated to be the carrying value as the significant components are variable rate debt.

OUTLOOK

Global economic conditions and the strong dollar will continue to affect the Company's primary markets during the first half of the year. Without evidence of improvement, the Company will assume continued economic weakness and run its business accordingly.

With uncertainty for the industries served continuing into 2002, the Company will focus on areas within its direct control. The primary focus in 2002 will continue to be debt reduction, cost control, and the introduction of new products and process improvements for customers. In all of these activities, the Company's highest priority remains improving returns to shareholders. The Company believes it has sufficient capacity to take advantage of any economic upturn as it occurs.

During 2002, the Company anticipates expenses of approximately $6 million related to relocating equipment in connection with the 2001 restructuring. The Company estimates that the restructuring will generate savings of approximately $13 million for 2002, in comparison to 2001. The Company anticipates that, based on currently projected income by region, the Company will benefit from further improvements in the tax rate, which is expected to decline to 35% in 2002.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as future earnings, pricing, markets, cost reductions, debt reductions, exchange rates, new products, paper industry consolidation and outlook, tax rate, capital expenditures, depreciation and amortization, equipment relocation expenses, contingencies, adoption of new accounting standards and operating efficiency. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. These factors include even more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, unanticipated events or circumstances related to recently acquired businesses, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.

                                                                 2001               2000               1999             1998
                ------------------------------------------------------------------------------------------------------------
                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                SUMMARY OF OPERATIONS
                Net sales                                    $836,696         $  852,934         $  778,366         $722,653
                Cost of goods sold                            497,301            515,649            458,930          417,375
                Operating income (3),(5)                       84,112            103,634             76,987           70,608
                Interest expense, net                          28,916             41,822             25,552           19,310
                Income before income taxes                     52,363             62,567             51,916           51,704
                Income taxes                                   19,374             25,027             22,325           20,163
                Income before associated companies             32,989             37,540             29,591           31,541
                Income/(loss) before cumulative effect of a
                 change in accounting principle                33,331             38,085             30,222           31,772
                Cumulative Effect of Accounting Change, net
                 of tax                                        (1,129)                --                 --               --
                Net income/(loss) (2),(4)                      32,202             38,085             30,222           31,772
                    Net income/(loss) per share              $   1.04               1.24               1.00             1.02
                    Diluted net income/(loss) per share      $   1.03               1.24               0.99             1.01
                Average number of shares outstanding           31,089             30,632             30,340           31,073
                Capital expenditures                           25,831             36,866             34,953           38,825
                Cash dividends declared                         1,568                 --                 --            3,140
                    Per Class A common share                     0.05                 --                 --            0.105
                    Per Class B common share                     0.05                 --                 --            0.105

                FINANCIAL POSITION
                Current assets                               $365,946         $  494,287         $  508,073         $409,713
                Current liabilities                           186,072            222,034            176,964          220,038
                Current ratio                                     2.0                2.2                2.9              1.9
                Property, plant and equipment, net            339,102            387,658            435,172          325,109
                Total assets                                  931,929          1,112,252          1,206,842          866,366
                Long-term debt                                248,146            398,087            521,257          181,137
                Shareholders' equity                          316,644            324,917            325,407          314,850
                    Per share                                   10.09              10.55              10.68            10.42
                Total capital (1)                             598,413            804,856            889,677          613,993
                Total debt to total capital                     47.1%              59.6%              63.4%            48.7%
                Return on shareholders' equity                  10.2%              11.7%               9.3%            10.1%

                NUMBER OF EMPLOYEES                             6,769              6,929              7,164            6,011

          ----------------------------------------

              (1) 1991 and prior includes all debt, deferred taxes and other credits and shareholders' equity. Following the adoption of FAS No. 109 "Accounting for Income Taxes" in 1992, total capital includes all debt and shareholders' equity.

              (2) In 1992, the Company elected to adopt FAS No. 106,
                  "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000. The Company's election to adopt FAS No. 109, as of January 1, 1992, resulted in an increase to 1992 income of $20,142,000. During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax exempt financing for $1,357,000 which resulted in an extraordinary gain of $1,019,000, net of tax.

        1997       1996       1995       1994       1993       1992       1991
------------------------------------------------------------------------------

    $710,079   $692,760   $652,645   $567,583   $546,120   $561,084   $557,218
     404,982    399,311    379,696    338,991    345,468    366,756    359,184
      99,619     96,785     88,827     62,821     40,051     18,893     44,488
      15,467     15,833     20,009     16,820     16,115     18,829     20,090
      79,631     80,940     69,842     41,677     24,566      3,282     19,752
      31,055     31,570     27,208     17,921      9,679      1,247     10,803
      48,576     49,370     42,634     23,756     14,887      2,035      8,949
      49,059     48,306     43,011     23,882     15,003     (3,114)    10,794
          --         --         --         --         --         --         --
      49,059     48,306     43,011     23,882     15,003     (3,114)    10,794
        1.52       1.51       1.36       0.76       0.54      (0.12)      0.40
        1.50       1.50       1.29       0.76       0.53      (0.12)      0.40
      32,312     31,907     31,737     31,476     28,035     26,858     26,707
      50,804     53,473     41,921     36,322     30,940     20,219     40,067
      12,921     12,159     11,708     10,488      9,361      8,950      8,903
        0.42       0.40     0.3875       0.35       0.35       0.35       0.35
        0.42       0.40     0.3875       0.35       0.35       0.35       0.35

    $373,323   $384,627   $364,207   $319,947   $270,034   $256,422   $259,917
     170,440    176,746    126,945    115,863    101,069    112,955    106,220
         2.2        2.2        2.9        2.8        2.7        2.3        2.4
     321,611    339,461    342,150    320,719    302,829    308,618    362,456
     796,897    831,917    802,232    727,157    661,314    652,745    680,706
     173,654    187,100    245,265    232,767    208,620    239,732    250,423
     343,108    332,330    304,942    274,632    247,223    193,975    247,231
       10.63      10.38       9.57       8.70       7.87       7.20       9.23
     594,560    586,890    567,460    525,119    467,320    456,773    551,240
       42.3%      43.4%      46.3%      47.7%      47.1%      57.5%      48.2%
       14.3%      14.5%      14.1%       8.7%       6.1%      -1.6%       4.4%

       5,881      5,854      5,658      5,404      5,286      5,678      5,726

(3) In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

(4) In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

(5) In 1998, the Company reported a charge of $20,191,000 for restructuring of certain operations in the United States and Europe.

QUARTERLY FINANCIAL DATA
(unaudited)

-----------------------------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)         1ST              2ND               3RD                   4TH
-----------------------------------------------------------------------------------------------------------
2001
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 208.5          $ 207.1          $  202.7          $  218.4
Gross profit                                      87.1             85.9              76.9              89.5
Net income before cumulative effect of a
 change in accounting principle                   12.3             10.9               9.4               0.7
Net income                                        11.2             10.9               9.4               0.7
Net income per share before cumulative
 effect of a change in accounting
 principle                                         .40              .35               .30               .02
Net income per share                               .37              .35               .30               .02
Diluted income per share before cumulative
 effect of a change in accounting
 principle                                         .39              .35               .30               .02
Diluted income per share                           .36              .35               .30               .02
Cash dividends per share                            --               --                --               .05
Class A Common Stock prices:
  High                                           19.44            22.88             21.10             21.85
  Low                                            12.94            17.58             14.55             14.79
-----------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 215.7          $ 213.0          $  201.1          $  223.1
Gross profit                                      87.3             85.3              79.4              85.3
Net income per share                              10.0              9.4               9.4               9.3
Net income per share                               .33              .31               .30               .30
Diluted net income per share                       .33              .31               .30               .30
Cash dividends per share                            --               --                --                --
Class A Common Stock prices:
  High                                           15.50           15.375            15.125           14.3125
  Low                                            12.75          12.9375           11.9375             9.625
-----------------------------------------------------------------------------------------------------------
1999
-----------------------------------------------------------------------------------------------------------
Net sales                                      $ 181.6          $ 175.8          $  196.6          $  224.4
Gross profit                                      75.0             73.7              78.4              92.3
Net income/(loss)                                 11.2              9.3              10.7              (1.0)
Net income /(loss) per share                       .37              .31               .35              (.03)
Diluted net income/(loss) per share                .37              .30               .35              (.03)
Cash dividends per share                            --               --                --                --
Class A Common Stock prices:
  High                                           22.25            25.00            23.063            17.313
  Low                                           17.625           18.688            14.813            13.813
-----------------------------------------------------------------------------------------------------------

STOCK AND SHAREHOLDERS
   The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 2001 there were approximately 4,600 shareholders.

CORPORATE INFORMATION

TRANSFER AGENT, DIVIDEND DISTRIBUTION AGENT AND REGISTRAR

For assistance with shareholder account questions such as change of address, lost certificates, change of ownership, dividend reinvestment plan, and other similar matters, contact:

FOR MAIL:

Shareholder Communications Team
Computershare Investor Services LLC
Post Office Box A-3504
Chicago, Illinois 60690-3504
Telephone: (312) 360-5395
Fax: (312) 601-4332
Email: webqueries@computershare.com

FOR OTHER DELIVERIES:

Shareholder Communications Team
Computershare Investor Services LLC
Two North LaSalle St., 2nd Floor
Chicago, Illinois 60602

NOTICE OF ANNUAL MEETING

The Annual Meeting of the Company's shareholders will be held on Thursday, May 9, 2002, at 10:00 a.m. at Albany International U.S. Press Fabrics, Route 4, East Greenbush, New York.

STOCK LISTING

Albany International is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol AIN). Stock tables in newspapers and financial publications list Albany International as "AlbanyInt."

FORM 10-K AND OTHER INFORMATION

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available in April. To obtain a copy of the 10-K and other financial information, including Form 10-Q (issued in May, August, and November), without charge, contact our Investor Relations Department at:

Investor Relations Department
Albany International Corp.
Post Office Box 1907
Albany, New York 12201-1907
Telephone: (518) 445-2284
Fax: (518) 447-6343
E-mail: investor_relations@albint.com

FINANCIAL INFORMATION ONLINE

You can access our financial information, including the annual report, Form 10-K, Form 10-Q, and press releases, via the Internet by visiting our Website at http://www.albint.com.

EQUAL EMPLOYMENT OPPORTUNITY

Albany International, as a matter of policy, does not discriminate against any employee or applicant for employment because of race, color, religion, sex, national origin, age, physical or mental disability, or status as a disabled or Vietnam-Era veteran. This policy of nondiscrimination shall be applicable to matters of hiring, upgrading, promotions, transfers, layoffs, terminations, rates of pay, selection for training, recruitment, and recruitment advertising. The company maintains affirmative action programs to implement its EEO policy.

DIRECTORS AND OFFICERS

DIRECTORS

Thomas R. Beecher, Jr.(2,3)
PRESIDENT, BALLYNOE INC.

Charles B. Buchanan(3)
RETIRED VICE PRESIDENT AND SECRETARY-ALBANY
INTERNATIONAL CORP.

Erland E. Kailbourne(1,2)
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
FLEET NATIONAL BANK (NEW YORK REGION)

Francis L. McKone(2,3)

Dr. Joseph G. Morone(1)
PRESIDENT, BENTLEY COLLEGE

Frank R. Schmeler(3)
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Christine L. Standish(2)

Allan Stenshamn(1,2)
PARTNER, LANDAHL ADVOKATBYRA

Barbara P. Wright (1,2)
PARTNER, FINCH, MONTGOMERY, WRIGHT & EMMER

John C. Standish(3)

James L. Ferris, Ph.D.(1)
PRESIDENT, AND CHIEF EXECUTIVE OFFICER
THE INSTITUTE OF PAPER SCIENCE AND TECHNOLOGY

(1)Member, Audit Committee
(2)Member, Compensation and Stock Option Committee
(3)Member, Employee Benefits Committee

OFFICERS

Frank R. Schmeler
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Edward Walther
GROUP VICE PRESIDENT-UNITED STATES

Michel J. Bacon
GROUP VICE PRESIDENT-EUROPE

William M. McCarthy
GROUP VICE PRESIDENT-CANADA, PACIFIC AND LATIN AMERICA

Michael C. Nahl
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Edward R. Hahn
SENIOR VICE PRESIDENT-CHIEF TECHNICAL OFFICER

Frank Kolf
SENIOR VICE PRESIDENT-ADMINISTRATION AND DEVELOPMENT

Dieter Polt
SENIOR VICE PRESIDENT-INDUSTRIAL PRODUCTS

Thomas H. Hagoort
GENERAL COUNSEL AND SECRETARY

Richard A. Carlstrom
VICE PRESIDENT-CONTROLLER

Thomas H. Curry
VICE PRESIDENT-SALES AND MARKETING UNITED STATES

David C. Michaels
VICE PRESIDENT-TREASURY AND TAX

Kenneth C. Pulver
VICE PRESIDENT-CORPORATE COMMUNICATIONS

John C. Treanor
TREASURER

Charles J. Silva, Jr.
ASSISTANT GENERAL COUNSEL AND ASSISTANT SECRETARY

44