Form 10-K, Exhibit 13
period 2002-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2003-03-21
CIK 819793

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

2002 ANNUAL REPORT

FINANCIAL SECTION

Contents
Report of Management	17
Report of Independent Accountants	17
Consolidated Statements of Income and Retained Earnings	18
Consolidated Statements of Comprehensive Income	19
Consolidated Balance Sheets	20
Consolidated Statements of Cash Flows	21
Notes to Consolidated Financial Statements	22
Financial Review	39
Eleven Year Summary	46
Quarterly Financial Data	48

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

Frank R. Schmeler
 Chairman of the Board and Chief Executive Officer

Michael C. Nahl
 Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 4 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

        As discussed in Note 6 to the consolidated financial statements, on January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

Albany, New York
January 28, 2003

ALBANY INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the Years Ended December 31,
	2002	2001	2000
	(in thousands, except per share amounts)
Statements of Income
Net sales	$816,047	$836,696	$852,934
Cost of goods sold	475,765	497,301	515,649

Gross profit	340,282	339,395	337,285
Selling and general expenses	188,347	186,441	184,123
Technical and research expenses	49,847	46,950	49,528
Restructuring, net	—	21,892	—

Operating income	102,088	84,112	103,634
Interest income	(3,084)	(1,977)	(1,336)
Interest expense	20,620	30,893	43,158
Other expense/(income), net	5,003	2,833	(755)

Income before income taxes	79,549	52,363	62,567
Income taxes	25,041	19,374	25,027

Income before associated companies	54,508	32,989	37,540
Equity in earnings of associated companies	270	342	545

Income before cumulative effect of changes in accounting principles, net of taxes	54,778	33,331	38,085
Cumulative effect of changes in accounting principles, net of taxes	(5,837)	(1,129)	—

Net income	48,941	32,202	38,085
Retained Earnings
Retained earnings, beginning of period	345,273	314,639	276,554
Less dividends	6,605	1,568	—

Retained earnings, end of period	$387,609	$345,273	$314,639

Earnings per share—basic:
Income before cumulative effect of changes in accounting principles	$1.70	$1.07	$1.24
Cumulative effect of changes in accounting principles	(0.18)	(0.03)	—

Net income	$1.52	$1.04	$1.24

Earnings per share—diluted:
Income before cumulative effect of changes in accounting principles	$1.68	$1.06	$1.24
Cumulative effect of changes in accounting principles	(0.18)	(0.03)	—

Net income	$1.50	$1.03	$1.24

Dividends per share	$0.205	$0.05	$—

The accompanying notes are an integral part of the consolidated financial statements.

ALBANY INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2002	2001	2000
	(in thousands)
Net income	$48,941	$32,202	$38,085
Other comprehensive income/(loss), before tax:
Foreign currency translation adjustments	47,550	(29,259)	(45,090)
Pension liability adjustment	(34,815)	(20,043)	1,680
Derivative valuation adjustments:
Transition adjustment as of January 1, 2001	—	(4,888)	—
Decline in fair value	(8,484)	(8,204)	—
Income taxes related to items of other comprehensive income/(loss)	16,020	13,083	276

Comprehensive income/(loss)	$69,212	$(17,109)	$(5,049)

The accompanying notes are an integral part of the consolidated financial statements.

ALBANY INTERNATIONAL CORP.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2002	2001
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$18,799	$6,153
Accounts receivable, less allowance for doubtful accounts ($11,790 in 2002; $10,488 in 2001)	135,339	143,156
Note receivable	20,075	21,103
Inventories
Finished goods	90,766	97,789
Work in process	44,763	46,638
Raw material and supplies	28,534	29,649
Prepaid expenses	7,173	5,288
Deferred taxes	43,439	16,170

Total current assets	388,888	365,946

Property, plant and equipment, at cost, net	346,073	339,102
Investments in associated companies	4,849	4,374
Intangibles	16,274	15,395
Goodwill	137,146	127,944
Deferred taxes	65,574	48,539
Other assets	52,717	30,629

Total assets	$1,011,521	$931,929

Liabilities
Current liabilities:
Notes and loans payable	$12,224	$28,786
Accounts payable	39,624	42,555
Accrued liabilities	101,510	87,924
Current maturities of long-term debt	1,914	4,837
Income taxes payable and deferred	31,222	21,970

Total current liabilities	186,494	186,072

Long-term debt	221,703	248,146
Other noncurrent liabilities	168,765	156,055
Deferred taxes and other credits	33,961	25,012

Total liabilities	610,923	615,285

Commitments and Contingencies	—	—
Shareholders' Equity
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none issued	—	—
Class A Common Stock, par value $.001 per share; authorized 100,000,000 shares; issued 28,983,057 in 2002 and 27,711,738 in 2001	29	28
Class B Common Stock, par value $.001 per share; authorized 25,000,000 shares; issued and outstanding 5,607,576 in 2002 and 5,867,476 in 2001	6	6
Additional paid-in capital	255,484	234,213
Retained earnings	387,609	345,273
Accumulated items of other comprehensive income:
Translation adjustments	(147,400)	(194,950)
Derivative valuation adjustment	(13,592)	(8,248)
Pension liability adjustment	(35,962)	(14,027)

	446,174	362,295
Less treasury stock, at cost	45,576	45,651

Total shareholders' equity	400,598	316,644

Total liabilities and shareholders' equity	$1,011,521	$931,929

The accompanying notes are an integral part of the consolidated financial statements.

ALBANY INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2002	2001	2000
	(in thousands)
Operating Activities
Net income	$48,941	$32,202	$38,085
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of associated companies	(270)	(342)	(545)
Depreciation and amortization	52,863	57,546	62,216
Provision for deferred income taxes, other credits and long-term liabilities	(21,094)	(18,634)	6,108
Cumulative effect of changes in accounting principles	5,837	1,129	—
Increase in cash surrender value of life insurance, net of premiums paid	(2,617)	(1,434)	(728)
Unrealized currency transaction gains	(1,933)	(1,040)	(3,172)
(Gains)/losses on disposition of assets	(2,688)	(1,323)	2,152
Shares contributed to ESOP	4,635	4,835	4,489
Tax benefit of options exercised	1,672	577	—
Changes in operating assets and liabilities:
Accounts receivable	14,737	30,066	1,654
Sale of accounts receivable	7,237	63,878	—
Note receivable	1,028	(21,103)	—
Inventories	17,687	42,797	18,809
Prepaid expenses	(1,885)	2,245	(2)
Accounts payable	(10,653)	(4,449)	4,357
Accrued liabilities	(5,671)	11,967	(8,313)
Income taxes payable	8,346	10,848	3,280
Other, net	2,653	4,513	2,192

Net cash provided by operating activities	118,825	214,278	130,582

Investing Activities
Purchases of property, plant and equipment	(31,678)	(25,831)	(36,866)
Purchased software	(1,465)	(2,407)	(978)
Proceeds from sale of assets	6,373	6,828	8,938
Acquisitions, net of cash acquired	—	—	(1,037)
(Repayments of)/loans from life insurance policies	(25,934)	10,602	—
Premiums paid for life insurance	(1,159)	(1,161)	(1,161)

Net cash used in investing activities	(53,863)	(11,969)	(31,104)

Financing Activities
Proceeds from borrowings	60,208	67,400	18,921
Principal payments on debt	(106,446)	(265,158)	(102,048)
Proceeds from options exercised	14,950	4,907	—
Dividends paid	(6,391)	—	—

Net cash used in financing activities	(37,679)	(192,851)	(83,127)

Effect of exchange rate changes on cash flows	(14,637)	(8,664)	(18,017)

Increase/(decrease) in cash and cash equivalents	12,646	794	(1,666)
Cash and cash equivalents at beginning of year	6,153	5,359	7,025

Cash and cash equivalents at end of year	$18,799	$6,153	$5,359

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ACCOUNTING POLICIES

Basis of Consolidation

        The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries (the "Company") after elimination of intercompany transactions. The Company has one subsidiary that is a qualified special purpose entity that is not consolidated in accordance with Financial Accounting Standard (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (see Note 6). The Company has 50% interests in an entity in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies".

Revenue Recognition

        The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

        The Company records the costs of freight associated with the shipment of goods as a reduction to net sales. These freight costs were $16,452,000 in 2002, $16,797,000 in 2001, and $17,431,000 in 2000.

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

        Gains or losses resulting from currency transactions denominated in a currency other than the entity's local currency, forward exchange contracts which are not designated as hedges for accounting purposes and futures contracts are generally included in income in "Other expense/(income), net." Changes in value of forward exchange contracts which are effective as hedges for accounting purposes are generally recorded, net of tax, in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments".

Research Expense

        Research expense consists primarily of compensation and supplies and is charged to operations as incurred. Research expense was $24,918,000 in 2002, $23,224,000 in 2001, and $23,287,000 in 2000.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

Inventories

        Inventories are stated at the lower of cost or market and are valued at average cost.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; accelerated methods are used for income tax purposes. Useful lives for buildings, and machinery and equipment are 25 to 40 years, and 3 to 10 years, respectively. Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred. The cost of fully depreciated assets remaining in use are included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net income.

        Effective January 1, 2002, the Company adopted FAS No. 144, "Accounting for the Impairment of Long-Lived Assets". In accordance with FAS No. 144, the Company reviews the carrying value of property, plant and equipment and other long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Adoption of FAS No. 144 did not have a material effect on the consolidated financial statements.

Goodwill, Intangibles and Other Assets

        The excess purchase price over fair values assigned to net assets acquired (goodwill) had been amortized on a straight-line basis over 20 to 40 years. Beginning in 2002, the Company adopted the provisions of FAS No. 142 "Goodwill and Other Intangible Assets" which eliminated the prior practice of goodwill amortization and instead adopted an impairment-only approach (see Note 4). Goodwill and other long-lived assets are reviewed for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. In accordance with FAS No. 142, the Company performs a test for goodwill impairment at least annually during the second quarter of the year.

        Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years. Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets".

Stock Options

        As described in Note 16, the Company has Stock Option plans for key employees. The Company accounts for non-cash stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and its related interpretations, which state that no compensation expense is recognized for stock options that are granted with an exercise price equal to or above the estimated fair value of the Company's common stock on the grant date. The Company has adopted the disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation" and FAS No. 148, "Accounting for Stock-Based Compensation—an Amendment of FAS No. 123" which require proforma disclosures as if compensation expense was determined based on the fair value of the options granted at the date of the grant.

Derivatives

        Gains or losses on forward exchange contracts and other derivative instruments that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other expense/(income), net". All open positions on forward exchange contracts are valued at fair value using the estimated forward rate of a matching contract.

        Gains or losses on forward exchange contracts and other derivative instruments that are designated as a hedge of a foreign operation's net assets and long-term intercompany loans not intended to be repaid in the foreseeable future are recorded in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other expense/(income), net".

Income Taxes

        The Company accounts for income taxes in accordance with the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

        It is the Company's policy to accrue appropriate U.S. and non-U.S. income taxes on earnings of subsidiary companies that are intended to be remitted to the parent company in the near future.

        The provision for taxes is reduced by investment and other tax credits in the years such credits become available.

Pension and Postretirement Benefit Plans

        Substantially all employees are covered under either Company or government-sponsored pension plans. The defined benefit pension plan in the United States was closed to new participants as of October 1999. The plans are generally trusteed or insured and accrued amounts are funded as required in accordance with governing laws and regulations. The annual expense and liability recognized for defined benefit pension plans and postretirement benefit plans are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. The Company considers current market conditions in making these assumptions.

Reclassifications

        Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

Earnings Per Share

        Net income per share is computed using the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities (stock options). Dilutive common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of options are used to repurchase common stock at market value.

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

        In April 2002, the Financial Accounting Standards Board (FASB) issued FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002". This Standard addresses a number of items related to leases and other matters. The Company is required to adopt this Standard as of January 1, 2003. The Company does not expect the adoption of FAS No. 145 to have a material effect on its financial statements.

        In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Standard provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities initiated on or after January 1, 2003. Adoption of this standard is expected to affect the timing of recognizing costs associated with future exit and disposal activities.

        In December 2002, the FASB issued FAS No. 148, "Accounting for Stock Based Compensation—an amendment of FAS 123". This Standard provides transitional guidance for companies that elect to adopt the provisions of FAS No. 123, and also specifies certain disclosure requirements for companies that continue to use APB 25 to account for stock options. In accordance with FAS No. 148, the disclosure requirements have been adopted and are included in this annual report.

        In December 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees". This interpretation requires that certain guarantees issued or modified after December 31, 2002 be valued and recorded as liabilities while disclosure requirements are effective immediately and have been adopted. The Company does not expect the adoption of FIN 45 to have a material effect on its financial statements.

2.    EARNINGS PER SHARE

        The amounts used in computing earnings per share and the weighted average number of shares of potentially dilutive securities are as follows:

(in thousands)	2002	2001	2000
Income available to common shareholders:
Income available to common shareholders	$48,941	$32,202	$38,085

Weighted average number of shares:
Weighted average number of shares used in net income per share calculations	32,126	31,089	30,632
Effect of dilutive securities: stock options	509	259	4

Weighted average number of shares used in diluted net income per share calculations	32,635	31,348	30,636

        An option to purchase 250,000 shares of common stock at $25.56 per share was outstanding at December 31, 2002, but was not included in the computation of diluted net income per share because the option's exercise price was greater than the average market price of the common shares which was $23.41 for 2002. Total shares issued and outstanding, net of treasury shares, was 32,396,840 as of December 31, 2002 and 31,382,028 as of December 31, 2001.

3.    PROPERTY, PLANT AND EQUIPMENT

        The components of property, plant and equipment are summarized below:

(in thousands)	2002	2001
Land	$29,241	$26,620
Buildings	175,353	161,295
Machinery and equipment	580,338	527,417

	784,932	715,332

Accumulated depreciation	438,859	376,230

	$346,073	$339,102

        Expenditures for maintenance and repairs are charged to income as incurred and amounted to $18,522,000 in 2002, $18,643,000 in 2001, and $20,300,000 in 2000.

        Capital expenditures were $31,678,000 in 2002, $25,831,000 in 2001, and $36,866,000 in 2000. At the end of 2002, the Company was committed to $25,060,000 of future expenditures for new equipment and facilities.

        Construction in progress was $398,000 in 2002, and none in 2001. Depreciation expense was $47,478,000 in 2002, $45,792,000 in 2001, and $49,937,000 in 2000.

4.    GOODWILL AND INTANGIBLES

        Effective January 1, 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. An initial transition impairment test of goodwill was required as of January 1, 2002. The initial transition impairment test resulted in a non-cash charge of $5,837,000 to write-off the carrying value of goodwill in the Applied Technologies business segment. This charge has been reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of income and retained earnings. There was no tax effect from this charge. As required by FAS No. 142, the Company performed an additional test for impairment during the second quarter of 2002 and determined there was no additional impairment.

        For purposes of applying FAS No. 142, the Company has determined that the reporting units are consistent with the operating segments identified in Note 12, Operating Segment and Geographic Data. Fair values of the reporting units and the related implied fair values of their respective goodwill were established using public company analysis and discounted cash flows.

        The Company is continuing to amortize certain patents and trade names that have finite lives.

        The changes in intangible assets and goodwill from January 1, 2002 to December 31, 2002 were as follows:

(in thousands)	Balance at January 1, 2002	Transition Impairment	Amortization	Currency Translation/other	Balance at December 31, 2002
Amortizable intangible assets:
Patents	$3,091	$—	$333	$483	$3,241
Trade Names	3,398	—	519	687	3,566

Total	6,489	—	852	1,170	6,807
Deferred Pension Costs	8,906	—	—	561	9,467

Total Intangibles	$15,395	$—	$852	$1,731	$16,274

Unamortized intangible assets:
Goodwill	$127,944	$(5,837)	$—	$15,039	$137,146

        The change in goodwill resulted primarily from the transitional impairment test and the effect of currency translation rates.

        As of December 31, 2002, the remaining goodwill included $113,048,000 in the Engineered Fabrics segment and $24,098,000 in the Albany Door Systems segment.

        Estimated amortization expense for the years ending December 31, 2003 through 2007 is as follows:

(in thousands)	Annual Amortization
2003	$850
2004	850
2005	850
2006	850
2007	850

        The following table shows the effect on net income had FAS No. 142 been adopted in the prior periods.

(in thousands, except per share amounts)	2002	2001	2000
Net Income, as reported	$48,941	$32,202	$38,085
Add back amortization of goodwill	—	6,800	7,000

Adjusted net income	$48,941	$39,002	$45,085

Earnings per share-basic:
Net income, as reported	$1.52	$1.04	$1.24
Add back amortization of goodwill	—	0.21	0.23

Adjusted net income	$1.52	$1.25	$1.47

Earnings per share-diluted:
Net income, as reported	$1.50	$1.03	$1.24
Add back amortization of goodwill	—	0.21	0.23

Adjusted net income	$1.50	$1.24	$1.47

5.    ACCRUED LIABILITIES

        Accrued liabilities consists of:

(in thousands)	2002	2001
Salaries and wages	$23,132	$23,584
Employee benefits	26,666	16,207
Pension liability—current portion (see Note 13)	12,000	—
Interest rate swaps—current portion (see Note 6)	9,977	—
Returns and allowances	5,471	4,990
Interest	1,378	2,222
Restructuring costs—current portion (see Note 17)	5,472	24,279
Other	17,414	16,642

	$101,510	$87,924

6.    FINANCIAL INSTRUMENTS

        Notes and loans payable at December 31, 2002 and 2001 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 3.14% in 2002 and 7.14% in 2001.

        Long-term debt at December 31, 2002 and 2001, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

(in thousands)	2002	2001
August 1999 credit agreement that expires in August 2004 with borrowings outstanding at an average interest rate of 2.19% in 2002 and 5.44% in 2001	$200,000	$229,000
Various notes and mortgages relative to operations principally outside the United States, at an average interest rate of 6.23% in 2002 and 5.68% in 2001, due in varying amounts through 2008	9,418	6,468
Industrial revenue financings at an average interest rate of 6.32% in 2002 and 6.09% in 2001, due in varying amounts through 2009	12,285	12,678

	$221,703	$248,146

        The weighted average interest rate for all debt was 3.05% in 2002 and 5.56% in 2001.

        Principal payments due on long-term debt for the next five years are: 2003, $1,914,000; 2004, $206,720,000; 2005, $1,291,000; 2006 $1,134,000; 2007, $11,178,000 and thereafter $1,380,000. The Company expects to refinance its borrowings under the August 1999 credit agreement before the revolving credit agreement expires in August 2004.

        Interest paid was $21,377,000 in 2002, $32,169,000 in 2001 and $40,647,000 in 2000.

        In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully paid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in August 2004. This credit agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants that include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its common stock. Additionally, the credit agreement specifies a minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non-U.S. subsidiaries. The Company cannot purchase its common stock or pay cash dividends unless, and only to the extent that, the leverage ratio, as defined in the credit agreement, is less than 2.75. The December 31, 2002 leverage ratio as calculated under the Company's principal credit agreement was below 1.5. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. In the event of nonperformance by any bank on its commitment to extend credit, the Company could not borrow the full amount under the credit agreement. However, the Company does not anticipate nonperformance by any bank.

        Under the August 1999 credit agreement, the Company could have borrowed an additional $240,000,000 at December 31, 2002. The Company's ability to borrow additional amounts under the credit agreement is conditional upon the absence of any material adverse change.

        During 2000, the Company entered into swap agreements that hedge a portion of its interest rate exposure. Under the terms of the agreements, each party makes payments on a notional amount of $100,000,000. The Company pays a blended fixed rate of 7.17% and the counterparties pay a floating rate based on LIBOR. These swap agreements expire on June 6, 2005. As of December 31, 2002, the blended rate receivable from the counterparties was 1.8%. On January 2, 2001, the Company entered into four additional swap agreements which fixed interest rates on an additional notional amount of $100,000,000. The blended fixed rate payable by the Company under these agreements is 5.65%. The counterparties pay a floating rate, based on LIBOR which, at December 31, 2002 was 1.8%. These agreements expire on August 11, 2005. The total cost of the swap agreements of $9,251,000 in 2002, $3,423,000 in 2001, and $167,000 in 2000 was recorded as "Interest expense". With the exception of the portion of debt which has been hedged, the estimated fair value of the Company's long-term debt excluding current maturities is considered to be the carrying value on the basis that the significant components are variable rate debt.

        At December 31, 2002, the Company had open forward exchange contracts with a total unrealized gain of $346,000. These financial instruments were held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures were with the same financial institution. The Company seeks to control risk by evaluating the credit worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

        On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Standard requires that all derivative instruments are recognized on the balance sheet at their fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges in accordance with the Standard. The change in fair value for those derivatives that qualify as hedges are recorded in shareholders' equity in the caption "Derivative valuation adjustment". The Company's interest rate swaps qualify as cash flow hedges as defined in the Standard and, accordingly, changes in the fair value are recognized in "Other noncurrent liabilities" and "Other comprehensive income". Subsequently, amounts will be reclassified to "Interest expense" in accordance with the Standard. On the date of adoption, the Company recognized an initial transition adjustment of $4,888,000. The fair value of the interest rate swaps declined an additional $8,484,000 in 2002 and $8,204,000 in 2001. As of December 31, 2002, accrued liabilities included $9,977,000 for the estimated 2003 cash payments under the swap agreements, with the remaining liability included in other noncurrent liabilities. The Company has a lease for manufacturing facilities with an embedded derivative that must be recognized in earnings in accordance with this Standard. The cumulative after-tax effect of this change in accounting principle in 2001 was expense of $1,129,000. Included in other expense/(income), net, is income of $357,000 in 2002 and $1,482,000 in 2001 related to changes in fair value of this derivative.

        During 2001, the Company entered into a trade accounts receivable securitization program whereby it sells designated North American accounts receivable, with no recourse. The accounts receivable are sold on an ongoing basis to a subsidiary of the Company which is a qualified special purpose entity and, in accordance with FAS No. 140, is not consolidated in the Company's financial statements. The Company receives fees for collecting accounts receivable and for performing certain other administrative functions. The amount of accounts receivable sold is subject to change based upon certain criteria and was approximately $71,115,000 as of December 31, 2002. In addition to $48,917,000 of cash received from the sale of accounts receivable, the Company has a note receivable in the amount of $20,075,000 as of December 31, 2002. As of December 31, 2001, the Company had sold accounts receivable of $63,878,000, had received cash of $40,916,000 and a note receivable of $21,103,000. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variable rates. As of December 31, 2002, the interest rate was 2.41%; interest income was $578,000 in 2002 and $193,000 in 2001. The estimated fair value of the note receivable is considered to be the carrying value on the basis that the note carries a variable interest rate and the proceeds from the sale have been reduced by a discount factor. Included in other expense/(income), net, are costs of $2,053,000 in 2002 and $1,794,000 in 2001 representing initial transaction costs and the discounts applied in the sale of accounts receivable. The discount factor is based on timing of cash receipts, interest rates and anticipated credit losses.

        The unconsolidated subsidiary receives cash from an unrelated third party in exchange for an undivided ownership interest in the accounts receivable. As of December 31, 2002, the unconsolidated subsidiary had assets of $20,882,000 consisting primarily of the $71,115,000 of accounts receivables sold to it by the Company, net of the $48,917,000 ownership interest sold to the unrelated third party, and an allowance for doubtful accounts. The December 31, 2002 liabilities of the unconsolidated subsidiary included a note payable of $20,075,000 to the Company.

7.    COMMITMENTS AND CONTINGENCIES

        Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases. Total rental expense amounted to $19,962,000, $22,198,000, and $22,671,000 for 2002, 2001, and 2000, respectively.

        Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 are: 2003, $15,174,000; 2004, $12,361,000; 2005, $10,329,000; 2006, $6,824,000; 2007, $5,280,000 and thereafter, $4,662,000.

        The Company has guaranteed a letter of credit to a bank that loaned money to a joint venture partner in South Africa. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African rand and was approximately $3,200,000 as of December 31, 2002.

        Albany International Corp. ("Albany") and many other companies are defendants in suits brought in various courts in the United States by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. Albany was defending against 21,688 such claims as of February 28, 2003. This compares with 22,593 such claims as of December 31, 2002, 17,922 claims as of October 31, 2002, 7,347 claims as of December 31, 2001, 1,997 claims as of December 31, 2000, and 2,276 claims as of December 31, 1999. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by Albany and related companies. Albany anticipates that additional claims will be filed against it and the related companies in the future but is unable to predict the number and timing of such future claims.

        These suits typically involve claims against from twenty to over two hundred defendants, and the complaints usually fail to identify the plaintiffs' work history or the nature of the plaintiffs' alleged exposure to Albany's products. (Production of asbestos-containing paper machine clothing products was limited to certain synthetic dryer fabrics marketed during the period from 1967 to 1976 and used in certain paper mills. Such fabrics generally had a useful life of three to twelve months.) In the vast majority of these suits, claimant work histories have not been provided. In cases in which work histories have been provided, approximately one-third of the claimants have alleged time spent in a paper mill.

        Approximately 18,700 of the claims pending against Albany are filed in various counties in Mississippi. The Company expects that only a portion of these claimants will be able to demonstrate time spent in a paper mill during a period in which Albany's asbestos-containing products were in use. Based on past experience, communications from certain plaintiffs' counsel and the advice of the Company's Mississippi counsel, the Company expects the percentage of claimants with paper mill exposure in the Mississippi proceedings to be considerably lower than the total number of claims asserted.

        It is the position of Albany and the other paper machine clothing defendants that there was insufficient exposure to asbestos from any paper machine clothing products to cause asbestos-related injury to any plaintiff. Furthermore, asbestos contained in Albany's synthetic products was encapsulated in a resin-coated yarn woven into the interior of the fabric, further reducing the likelihood of fiber release.

        While the Company believes it has meritorious defenses to these claims, it has settled certain of these cases for amounts it considers reasonable given the facts and circumstances of each case. The Company's insurer, Liberty Mutual, has defended each case under a standard reservation of rights. As of February 28, 2003, the Company had resolved, by means of settlement or dismissal, 4,348 claims, and had reached tentative agreement to resolve an additional 4,563 claims reported above as pending. The total cost of resolving all 8,911 such claims was $4,846,000. Of this amount, $4,811,000, or 99%, was paid by the Company's insurance carrier. The Company has more than $130 million in confirmed insurance coverage that should be available with respect to current and future asbestos claims, as well as additional insurance coverage that it should be able to access.

Brandon Drying Fabrics, Inc.

        Brandon Drying Fabrics, Inc. ("Brandon"), a subsidiary of Geschmay Corp., is also a separate defendant in most of these cases. Brandon was defending against 12,632 claims as of February 28, 2003. This compares with 11,802 such claims as of December 31, 2002, 10,347 claims as of October 31, 2002, 8,759 claims as of December 31, 2001, 3,598 claims as of December 31, 2000, and 1,887 claims as of December 31, 1999. The Company acquired Geschmay Corp., formerly known as Wangner Systems Corporation, in 1999.

        Brandon is a wholly-owned subsidiary of Geschmay Corp. Geschmay Corp. is a wholly-owned subsidiary of the Company, acquired in 1999. In 1978, Brandon acquired certain assets from Abney Mills ("Abney"), a South Carolina textile manufacturer. Among the assets acquired by Brandon from Abney were assets of Abney's wholly-owned subsidiary, Brandon Sales, Inc. which, among other things, had sold dryer fabrics containing asbestos made by its parent, Abney. It is believed that Abney ceased production of asbestos-containing fabrics prior to the 1978 transaction. Although Brandon manufactured and sold dryer fabrics under its own name subsequent to the asset purchase, none of such fabrics contained asbestos.

        Under the terms of the Assets Purchase Agreement between Brandon and Abney, Abney agreed to indemnify, defend, and hold Brandon harmless from any actions or claims on account of products manufactured by Abney and its related corporations prior to the date of the sale, whether or not the product was sold subsequent to the date of the sale. It appears that Abney has since been dissolved. Nevertheless, a representative of Abney has been notified of the pendency of these actions and demand has been made that it assume the defense of these actions.

        Because Brandon did not manufacture asbestos-containing products, and because it does not believe that it was the legal successor to, or otherwise responsible for obligations of, Abney with respect to products manufactured by Abney, it believes it has strong defenses to the claims that have been asserted against it. In some instances, plaintiffs have voluntarily dismissed claims against it, while in others it has entered into what it considers to be reasonable settlements. As of February 28, 2003, Brandon has resolved, by means of settlement or dismissal, 2,881 claims for a total of $152,499. Brandon's insurance carriers have agreed to pay 88.2% of the total indemnification and defense costs related to these proceedings, subject to the standard reservation of rights. The remaining 11.8% is being sought from an insurance company that denies that it issued a policy. Brandon's internal records demonstrate otherwise, and Brandon has filed suit against this company as well as its other carriers. Based on advice of counsel, Brandon is confident that it will prevail in establishing 100% indemnification and defense cost coverage.

Mount Vernon

        In some of these cases, the Company is named both as a direct defendant and as the "successor in interest" to Mount Vernon Mills ("Mount Vernon"). The Company acquired certain assets from Mount Vernon in 1993. Certain plaintiffs allege injury caused by asbestos-containing products alleged to have been sold by Mount Vernon many years prior to this acquisition. Mount Vernon is contractually obligated to indemnify the Company against any liability arising out of such products. The Company denies any liability for products sold by Mount Vernon prior to the acquisition of the Mount Vernon assets. Pursuant to its contractual indemnification obligations, Mount Vernon has assumed the defense of these claims. On this basis, the Company has successfully moved for dismissal in a number of actions.

        The Company believes that all asbestos-related claims against it are without merit. Based on its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, its recent settlement experience, the absence of any judgments against the Company or Brandon, the ratio of paper mill claims to total claims filed, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the aforementioned pending proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based on currently available information, that the ultimate resolution of the aforementioned proceedings will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

        Although the Company cannot predict the number and timing of future claims, based on the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed against it in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the outcome of asbestos litigation, the volume of future asbestos claims and the anticipated settlement values of those claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

8.    OTHER NONCURRENT LIABILITIES

        Other noncurrent liabilities consists of:

(in thousands)	2002	2001
Defined benefit pension plans (see Note 13)	$75,190	$42,958
Postretirement benefits other than pensions (see Note 14)	57,206	61,681
Deferred compensation (see Note 16)	12,364	29,003
Interest rate swaps (see Note 6)	11,599	13,092
Other	12,406	9,321

	$168,765	$156,055

9.    SHAREHOLDERS' EQUITY

        The Company has two classes of Common Stock, Class A Common Stock and Class B Common Stock, each with a par value of $.001, and equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders, and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 2002, 9,885,456 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

        In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous to the Company's shareholders. Since January 1998, the Company has purchased 1,616,900 shares of its Class A Common Stock pursuant to this authorization and of the shares purchased, none were purchased during 2002, 2001, or 2000.

        In November 2001, and February, May and August 2002, the Board declared cash dividends of $.05 per share. In November 2002, the Board declared a dividend of $.055 per share, payable in January 2003. Dividends payable were $1,781,000 and $1,568,000 as of December 31, 2002 and 2001, respectively.

        As discussed in Note 6, the Company is restricted from purchasing its Common Stock or paying cash dividends when the leverage ratio, as defined in the August 1999 credit agreement, is 2.75 or higher.

        Changes in shareholders' equity for 2002, 2001, and 2000 are as follows:

	Class A Common Stock		Class B Common Stock			Treasury Stock (Class A)
					Additional Paid-in Capital
(in thousands)	Shares	Amount	Shares	Amount		Shares	Amount
Balance: January 1, 2000	26,804	$27	5,869	$6	$219,443	2,206	$45,843
Shares contributed to ESOP	334	—	—	—	4,489	—	—
Shares issued to Directors	—	—	—	—	(35)	(5)	(105)

Balance: December 31, 2000	27,138	$27	5,869	$6	$223,897	2,201	$45,738
Shares contributed to ESOP	261	—	—	—	4,835	—	—
Conversion of Class B shares to Class A shares	2	—	(2)	—	—	—	—
Options exercised	311	1	—	—	5,483	—	—
Shares issued to Directors	—	—	—	—	(2)	(4)	(87)

Balance: December 31, 2001	27,712	$28	5,867	$6	$234,213	2,197	$45,651
Shares contributed to ESOP	197	—	—	—	4,635	—	—
Conversion of Class B shares to Class A shares	259	—	(259)	—	—	—	—
Options exercised	815	1	—	—	16,621	—	—
Shares issued to Directors	—	—	—	—	15	(3)	(75)

Balance: December 31, 2002	28,983	$29	5,608	$6	$255,484	2,194	$45,576

10.  OTHER EXPENSE/(INCOME), NET

        The components of other expense/(income), net, as further described in Note 6, are:

(in thousands)	2002	2001	2000
Currency transactions	$(2,680)	$(1,932)	$(4,012)
Interest rate protection agreements	—	—	(382)
Lease with embedded derivative	(357)	(1,482)	—
Costs associated with sale of accounts receivable	2,053	1,794	—
Sale of buildings	—	(1,323)	—
Amortization of debt issuance costs and loan origination fees	2,093	2,258	2,328
Other	3,894	3,518	1,311

	$5,003	$2,833	$(755)

11.  INCOME TAXES

        The components of income/(loss) before income taxes and the income tax provision are as follows:

(in thousands)	2002	2001	2000
Income/(loss) before taxes:
U.S.	$24,527	$(2,775)	$(4,469)
Non-U.S.	55,022	55,138	67,036

	$79,549	$52,363	$62,567

Current:
U.S. Federal	$7,892	$5,545	$5,506
U.S. State	539	1,024	1,360
Non-U.S.	23,571	29,012	21,177

	32,002	35,581	28,043

Deferred:
U.S. Federal	1,169	(5,633)	(4,212)
U.S. State	709	(897)	(578)
Non-U.S.	(8,839)	(9,677)	1,774

	(6,961)	(16,207)	(3,016)

Total income tax provision	$25,041	$19,374	$25,027

        The significant components of deferred income tax (benefit)/expense are as follows:

(in thousands, except per share amounts)	2002	2001	2000
Net effect of temporary differences	$(433)	$(10,388)	$(2,727)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	1,232	(1,729)	(282)
Utilization (benefit) of loss carryforward	(7,760)	(4,090)	(7)

	$(6,961)	$(16,207)	$(3,016)

        A reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

(in thousands, except per share amounts)	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes	1.0	(0.5)	1.0
Non-U.S. tax rates, repatriation of earnings, and other net charges associated with prior years	(1.9)	1.5	3.9
Favorable resolution of contingency related to prior years	(3.5)	—	—
Other	0.9	1.0	0.1

Effective tax rate	31.5%	37.0%	40.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	U.S.		Non-U.S.
(in thousands, except per share amounts)	2002	2001	2002	2001
Current deferred tax assets:
Accounts receivable	$1,606	$1,439	$687	$387
Inventories	2,870	2,884	—	(31)
Tax credit carryforward	7,913	—	—	—
Tax loss carryforward	—	—	10,087	3,220
Restructuring accruals	6,843	—	—	—
Other	2,442	—	10,991	8,271

Total current deferred tax assets	21,674	4,323	21,765	11,847

Noncurrent deferred tax assets:
Sale leaseback transaction	1,052	935	753	—
Deferred compensation	12,509	12,365	—	—
Depreciation	(14,697)	(14,088)	77	2,208
Postretirement benefits	40,760	23,087	2,041	706
Tax loss carryforward	868	—	20,608	13,553
Other	2,914	8,272	379	3,640

Total noncurrent deferred tax assets before valuation allowance	43,406	30,571	23,858	20,107
Less: valuation allowance	—	—	(1,690)	(2,139)

Total noncurrent deferred tax assets	43,406	30,571	22,168	17,968

Total deferred tax assets	$65,080	$34,894	$43,933	$29,815

Current deferred tax liabilities	$—	$—	$7,129	$8,103
Noncurrent deferred tax liability—depreciation	—	—	27,448	19,950
Other	—	—	—	(5,162)

Total deferred tax liabilities	$—	$—	$34,577	$22,891

        The deferred income tax assets will be realized through the reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future taxable income. Management believes that sufficient taxable income will be earned in the future to realize the remaining deferred income tax assets. The Company has a tax loss carryforward of $1,690,000 for which a full valuation allowance has been recorded.

        At December 31, 2002, the Company has available $29,005,000 of net operating loss carryforwards with expiration dates ranging from one year to indefinite that may be applied against future taxable income. The Company expects to utilize 35% of the tax loss carryforwards next year. In addition, the Company has available foreign tax credit carryforwards of approximately $7,835,000 which begin to expire in 2007.

        The Company has not recognized U.S. deferred income taxes on $165,298,000 of undistributed earnings of its foreign subsidiaries because management considers such earnings to be permanently reinvested. If the earnings were distributed, the Company may be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

        In February 2003, the Company received notification of a final agreement resolving certain income tax matters. The resolution of these matters will result in a reduction of approximately $5,000,000 in the income tax provision in the first quarter of 2003.

        Taxes paid, net of refunds, were $18,147,000 in 2002, $18,902,000 in 2001, and $18,362,000 in 2000. Income taxes payable were $24,093,000 and $13,869,000 as of December 31, 2002 and 2001, respectively.

Operating Segment and Geographic Data

        In accordance with Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in Note 1.

        The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company, Albany Door Systems is an aggregation of the Company's operations that manufacture, market and service high- performance doors. The Applied Technologies segment is made up of operations that manufacture products outside of the core businesses of the Company.

        The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

(in thousands, except per share amounts)	2002	2001	2000
Net Sales
Engineered Fabrics	$683,179	$690,784	$702,486
Albany Door Systems	91,185	99,206	101,609
Applied Technologies	41,683	46,706	48,839

Consolidated total	$816,047	$836,696	$852,934

Depreciation and Amortization
Engineered Fabrics	$44,815	$47,818	$53,329
Albany Door Systems	2,136	2,659	2,255
Applied Technologies	2,122	2,097	2,711
Corporate	3,790	4,972	3,921

Consolidated total	$52,863	$57,546	$62,216

Operating Income
Engineered Fabrics	$161,875	$156,936	$150,653
Restructuring of operations	—	(21,892)	—

	161,875	135,044	150,653
Albany Door Systems	1,093	9,556	8,152
Applied Technologies	3,311	1,651	3,397
Research expense	(24,918)	(23,224)	(23,287)
Unallocated expenses	(39,273)	(38,915)	(35,281)

Operating income	102,088	84,112	103,634
Reconciling items:
Interest income	3,084	1,977	1,336
Interest expense	(20,620)	(30,893)	(43,158)
Other (expense)/income, net	(5,003)	(2,833)	755

Consolidated income before income taxes	$79,549	$52,363	$62,567

(in thousands)	2002	2001	2000
Operating Assets
Engineered Fabrics	$1,164,610	$1,074,047	$1,267,794
Albany Door Systems	69,938	66,178	68,703
Applied Technologies	90,162	95,083	83,578
Reconciling items:
Accumulated depreciation	(438,859)	(376,230)	(362,901)
Deferred tax assets	109,013	64,709	46,806
Investment in associated companies	4,849	4,374	4,300
Other	11,808	3,768	3,972

Consolidated total assets	$1,011,521	$931,929	$1,112,252

Capital Expenditures
Engineered Fabrics	$30,042	$22,448	$33,137
Albany Door Systems	993	605	531
Applied Technologies	551	2,635	2,790
Corporate	92	143	408

Consolidated total	$31,678	$25,831	$36,866

        The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

(in thousands)	2002	2001	2000
Net Sales
United States	$317,178	$329,787	$334,253
Canada	57,832	57,873	60,188
Sweden	76,993	81,624	80,828
Germany	99,959	94,697	98,131
Other countries	264,085	272,715	279,534

Consolidated total	$816,047	$836,696	$852,934

Property, Plant and Equipment, at cost, net
United States	$118,908	$122,985	$134,487
Canada	15,866	17,530	20,356
Sweden	49,833	34,968	42,638
Germany	62,512	48,678	55,144
Other countries	98,954	114,941	135,033

Consolidated total	$346,073	$339,102	$387,658

Pension Plans

        The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, a noncontributory, nonqualified pension plan covering certain U.S. executives and both contributory and noncontributory pension plans covering non-U.S. employees. The U.S. qualified defined benefit pension plan has been closed to new participants since October 1999. Eligible employees are covered primarily by plans that provide pension benefits based on the employee's service and average compensation during the three to five years before retirement or termination of employment.

        The following table sets forth the components of amounts recognized in the Company's consolidated balance sheets:

(in thousands, except per share amounts)	2002	2001
Projected benefit (obligation) in excess of plan assets	$(107,688)	$(62,655)
Unrecognized actuarial net loss	77,137	40,839
Prior service cost not yet recognized in net periodic pension cost	8,794	9,095
Remaining unrecognized net obligation	257	231
Contributions	858	704

Accrued pension (liability)	$(20,642)	$(11,786)

        The weighted average expected long-term rate of return for these plans was 8.5% for 2002 and 9.0% for 2001. The weighted average discount rate was 6.4% for 2002 and 6.8% for 2001. The weighted average rate of increase in future compensation levels was 3.4% for 2002 and 4.7% for 2001.

        Certain employees of the Company who were active on June 30, 2002 are entitled to receive additional qualified supplemental retirement (QSERP) benefits under the U.S. pension plan. Under the QSERP, each covered employee is credited with an initial QSERP account balance in a specified amount. Each such participant has renounced any and all claims to an equal amount under the Company's deferred compensation plans. The amount of this plan amendment, including credited plan benefits, was $10,222,000.

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $242,424,000, $221,379,000, and $134,982,000, respectively for 2002 and $201,477,000, $182,166,000, and $138,996,000 respectively, for 2001.

        The following table sets forth the reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, and the funded status of the plans.

(in thousands, except per share amounts)	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$209,352	$206,947
Service cost	5,694	6,084
Interest cost	14,576	14,287
Participant contributions	547	687
Plan amendments	10,222	—
Special termination benefits	1,083	—
Benefits paid	(13,247)	(14,193)
Actuarial loss/(gain)	11,215	2,020
Exchange rate loss/(gain)	11,400	(6,480)

Benefit obligation at end of year	$250,842	$209,352

Change in plan assets:
Fair value of plan assets at beginning of year	$146,697	$162,900
Actual return on plan assets	(11,718)	(8,990)
Employer contributions	16,651	10,064
Participant contributions	547	687
Benefits paid	(13,247)	(14,193)
Administrative expenses	(369)	(875)
Exchange rate gain/(loss)	4,593	(2,896)

Fair value of plan assets at end of year	$143,154	$146,697

        Amounts recognized in the consolidated balance sheets are as follows:

(in thousands, except per share amounts)	2002	2001
Accrued pension liability	$(87,190)	$(42,958)
Intangible asset	9,467	8,906
Accumulated other comprehensive income	57,081	22,266

Net amount recognized at year-end	$(20,642)	$(11,786)

        As of December 31, 2002, accrued liabilities included $12,000,000 representing the estimated current portion of the accrued pension liability, with the remaining balance included in other noncurrent liabilities. The Company was required to accrue an additional minimum liability for those plans for which accumulated plan benefits exceeded plan assets. This liability at December 31, 2002 and 2001 respectively, of $66,548,000 and $31,172,000 was offset by an intangible asset amounting to $9,467,000 and $8,906,000 and a before tax charge to equity of $57,081,000 and $22,266,000.

        Net periodic pension cost included the following components:

(in thousands, except per share amounts)	2002	2001	2000
Service cost	$5,694	$6,084	$6,498
Interest cost on projected benefit obligation	14,576	14,287	14,146
Expected return on assets	(13,518)	(14,142)	(13,504)
Net amortization and deferral	2,056	1,120	1,215

Net periodic pension cost	$8,808	$7,349	$8,355

        Net periodic pension cost charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $17,423,000 for 2002, $11,645,000 for 2001, and $13,791,000 for 2000.

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

        The following table reflects the status of the postretirement benefit plan:

(in thousands)	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$82,173	$75,620
Service cost	2,213	1,907
Interest cost	6,010	5,647
Plan participants' contributions	1,067	1,054
Amendments	—	(1,798)
Actuarial loss	18,250	6,458
Benefits paid	(7,643)	(6,715)

Benefit obligation at end of year	102,070	82,173
Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	6,576	5,661
Plan participants' contributions	1,067	1,054
Benefits paid	(7,643)	(6,715)
Fair value of plan assets at end of year	—	—

Unfunded status	102,070	82,173
Unrecognized prior service cost	8,462	9,409
Unrecognized net loss	(46,750)	(29,901)

Accrued postretirement cost	$63,782	$61,681

        Net periodic postretirement benefit cost included the following:

(in thousands)	2002	2001	2000
Service cost of benefits earned	$2,213	$1,907	$1,848
Interest cost on accumulated postretirement benefit obligation	6,010	5,647	5,862
Amortization of gains and losses	1,401	1,146	971
Amortization of unrecognized prior service cost	(947)	(947)	(97)

Net periodic postretirement benefit cost	$8,677	$7,753	$8,584

        For measurement purposes at December 31, 2002, the annual rate of increase in the per capita cost of covered medical and prescription drug benefits was assumed to be 9.0% and 11.0%, respectively. The rate was assumed to decrease to 5.0 percent for 2008 and remain at that level thereafter.

        The weighted average discount rate was 6.75% for 2002, 7.25% for 2001 and 7.5% for 2000.

        A one percentage point increase in the health care cost trend rate would result in an increase of $13,917,000 in the postretirement benefit obligation as of December 31, 2002 and an increase of $1,300,000 in the aggregate service and interest cost components of the net periodic postretirement benefit cost.

Translation Adjustments

        The Consolidated Statements of Cash Flows were affected by translation as follows:

(in thousands)	2002	2001	2001
Change in cumulative translation adjustments	$47,550	$(29,259)	$(44,814)
Other noncurrent liabilities	6,343	(2,749)	(3,392)
Deferred taxes	(3,257)	(118)	(5,911)
Long-term debt	308	(411)	(1,205)
Accounts receivable	(12,226)	10,173	13,110
Inventories	(7,674)	6,453	9,298
Investments in associated companies	(340)	1,018	634
Property, plant and equipment, net	(26,940)	15,141	24,835
Goodwill and intangibles	(17,216)	6,824	10,719
Other	(1,185)	(15,736)	(21,291)

Effect of exchange rate changes	$(14,637)	$(8,664)	$(18,017)

        Shareholders' equity was affected by translation as follows: increase/(decrease) from translation of non-U.S. financial statements of $53,345,000, ($28,296,000), and ($39,454,000), and a decrease from remeasurement of loans of $5,795,000, $963,000, and $5,360,000, in 2002, 2001, and 2000 respectively.

Stock Options and Incentive Plans

        During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans, under which options can no longer be granted, each provided for the granting of up to 2,000,000 shares of Class A Common Stock. The 1998 plan provides for the granting of up to 5,000,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are normally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices are normally equal to and are not permitted to be less than the market value on the date of grant. The option granted by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. During 2000, the Board of Directors approved an amendment to increase the period after retirement to exercise options from 5 years to 10 years. This amendment, however, does not change the original termination date of each option. Unexercised options generally terminate twenty years after date of grant for all plans.

        For the purpose of applying FAS No. 123, "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model. No adjustments were made for certain factors that are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The cash dividend yield assumption was 1.1% for 2002 and 1.0% for 2001. No dividend was assumed for 2000. The expected volatility was 28.3% in 2002, 27.6% in 2001, and 26.8% in 2000. The expected life of the options varies based on employee group and ranges from 11 to 20 years. The risk-free interest rate ranges from 3.4% to 5.0% in 2002, 5.7% to 5.9% in 2001, and 5.3% to 5.7% in 2000. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost was recognized in 2002, 2001, or 2000. The weighted average fair value of options granted during 2002, 2001, and 2000, for the purposes of FAS No. 123, was $10.64, $11.41, and $7.35 per share, respectively.

        Had the Company elected to adopt FAS No. 123 for its stock option plans, net income and earnings per share would have been affected by additional compensation cost as indicated by the proforma amounts below:

(in thousands)	2002	2001	2001
Proforma stock-based employee compensation cost, net of taxes	$2,115	$2,127	$3,938
Net income, as reported	$48,941	$32,202	$38,085
Proforma	46,826	30,075	34,147
Net income per share—basic, as reported	$1.52	$1.04	$1.24
Proforma	1.46	0.97	1.11
Net income per share—diluted, as reported	$1.50	$1.03	$1.24
Proforma	1.43	0.96	1.11

        Activity with respect to these plans is as follows:

(in thousands)	2002	2001	2001
Shares under option at January 1	4,296,695	4,234,750	3,927,650
Options granted	413,500	433,500	348,000
Options cancelled	62,180	60,325	41,200
Options exercised	813,790	311,230	—

Shares under option at December 31	3,834,225	4,296,695	4,234,750
Options exercisable at December 31	2,493,215	2,959,305	2,896,200
Shares available for options	443,655	293,175	168,150

        The weighted average exercise price is as follows:

(in thousands)	2002	2001	2001
Shares under option at January 1	$18.42	$17.98	$18.65
Options granted	20.63	20.45	10.56
Options cancelled	16.98	16.06	18.70
Options exercised	18.37	15.77	—

Shares under option at December 31	18.69	18.42	17.98
Options exercisable at December 31	18.16	18.31	18.18

        The following is a summary of the status of options outstanding at December 31, 2002:

		Outstanding Options		Exercisable Options
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$10.56	297,575	17.9	$10.56	123,365	$10.56
15.00-15.50	485,000	5.8	15.41	485,000	15.41
15.69-16.25	443,050	14.0	15.84	316,750	15.90
16.75	214,000	7.3	16.75	214,000	16.75
17.63-18.75	164,300	9.6	18.69	164,300	18.69
19.38-19.75	618,150	13.3	19.56	558,150	19.58
20.45	416,300	18.4	20.45	94,300	20.45
20.63	411,000	19.9	20.63	2,500	20.63
22.25	534,850	11.1	22.25	534,850	22.25
25.56	250,000	14.8	25.56	—	—

	3,834,225			2,493,215

        The Company's voluntary deferred compensation plans provided that a portion of certain employees' salaries are deferred in exchange for amounts payable, upon their retirement, disability or death, during a period selected by the participants in accordance with the provisions of each plan. Voluntary withdrawals are permitted under some circumstances. The plans were terminated for active employees during 2002, resulting in $9,548,000 of the liability being renounced by certain participants and $7,721,000 being paid out in January 2003 (see Note 13). The portion paid out in January 2003 was included in accounts payable as of December 31, 2002. The plans are still in effect for retired employees of the Company. The remaining deferred compensation liability was included in the caption "Other noncurrent liabilities" and was $12,364,000 and $29,003,000 at December 31, 2002 and 2001, respectively. The Company is the beneficiary of life insurance policies on the lives of certain plan participants. The Company's expense for all plans, net of the increase in cash surrender value, was $3,187,000 in 2002, $3,058,000 in 2001, and $1,780,000 in 2000. The increase in cash surrender value, net of premiums, was $2,617,000 in 2002, $1,434,000 in 2001, and $728,000 in 2000.

        The Company maintains a voluntary savings plan covering substantially all employees in the United States. The Plan, known as "Prosperity Plus," is a 401(k) plan under the U.S. Internal Revenue Code. Employees may contribute 1% to 15% of their regular wages which under Section 401(k) are tax deferred. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages, in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self-directed. The cost of the plan amounted to $4,144,000 in 2002, $4,086,000 in 2001, and $4,150,000 in 2000.

        The Company's profit-sharing plan covers substantially all employees in the United States. After the close of each year, the Board of Directors determines the amount of the profit-sharing contribution and whether the contribution will be made in cash or in shares of the Company's Class A Common Stock. Contributions are only made to current active participants in Prosperity Plus. The expense recorded for this plan was $1,358,000 in 2002, $1,448,000 in 2001, and $974,000 in 2000.

Restructuring

        In 2001, the Company recorded a charge for restructuring of operations of $21,892,000 that included $13,714,000 for termination benefits, $4,106,000 for plant rationalization costs, $6,465,000 for losses on disposal of assets, and a reversal of accruals from previous restructuring programs of

$2,393,000. There are approximately 600 employee terminations related to this restructuring. In 2002, pursuant to the previously announced restructuring initiatives, the Company terminated 568 employees.

        The change in accrued restructuring costs from December 31, 2001 to December 31, 2002 was as follows:

(in thousands)	December 31, 2001	New Charges, net	Payments	Currency translation/other	December 31, 2002
Termination costs	$17,532	$—	$(12,200)	$(21)	$5,311
Plant rationalization costs	2,327	—	(246)	(1,530)	551
Lease obligations	4,658	—	(1,470)	383	3,571

	$24,517	$—	$(13,916)	$(1,168)	$9,433

        The change in accrued restructuring costs from January 1, 2001 to December 31, 2001 was as follows:

(in thousands)	December 31, 2001	New Charges, net	Payments	Currency translation/other	December 31, 2002
Termination costs	$11,248	$11,321	$(4,337)	$(700)	$17,532
Plant rationalization costs	—	8,303	—	(5,976)	2,327
Lease obligations	3,071	2,268	(892)	211	4,658

	$14,319	$21,892	$(5,229)	$(6,465)	$24,517

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

        The Company has interest rate swap agreements that fix the rate of interest on $200 million of the Company's debt. The Company has determined that the swaps qualify for hedge accounting in accordance with GAAP, and accordingly, changes in the fair value of these swaps are recorded in shareholders' equity in the caption, "Derivative valuation adjustment". Future events, such as a change in the Company's underlying debt arrangements, could require that the Company record changes in fair value in earnings. The Company values these swaps by estimating the cost of entering into one or more inverse swap transactions that would neutralize the original transactions. As of December 31, 2002, the pre-tax cost to neutralize the original swap transactions would have been approximately $21.6 million.

        Goodwill and other long-lived assets are reviewed for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. The Company performs a test for goodwill impairment at least annually. The determination of whether these assets are impaired involves significant judgments based upon short and long-term projections of future performance. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances.

        The Company has pension and postretirement benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions.

        During 2001, the Company entered into a trade accounts receivable securitization program whereby it sells designated North American accounts receivable, with no recourse. The accounts receivable are sold on an ongoing basis to a subsidiary of the Company which is a qualified special purpose entity and, in accordance with GAAP, is not consolidated in the Company's financial statements. As of December 31, 2002, the Company had sold accounts receivable of $71.1 million and received cash of $48.9 million plus a note receivable. If the securitization program were terminated, the Company might need to borrow from its existing credit facilities for working capital requirements.

        Albany International Corp. ("Albany") and many other companies are defendants in suits brought in various courts in the United States by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. Albany was defending against 21,688 such claims as of February 28, 2003. This compares with 22,593 such claims as of December 31, 2002, 17,922 claims as of October 31, 2002, 7,347 claims as of December 31, 2001, 1,997 claims as of December 31, 2000, and 2,276 claims as of December 31, 1999. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by Albany and related companies. Albany anticipates that additional claims will be filed against it and the related companies in the future but is unable to predict the number and timing of such future claims.

        These suits typically involve claims against from twenty to over two hundred defendants, and the complaints usually fail to identify the plaintiffs' work history or the nature of the plaintiffs' alleged exposure to Albany's products. (Production of asbestos-containing paper machine clothing products was limited to certain synthetic dryer fabrics marketed during the period from 1967 to 1976 and used in certain paper mills. Such fabrics generally had a useful life of three to twelve months.) In the vast majority of these suits, claimant work histories have not been provided. In cases in which work histories have been provided, approximately one-third of the claimants have alleged time spent in a paper mill.

        Approximately 18,700 of the claims pending against Albany are filed in various counties in Mississippi. The Company expects that only a portion of these claimants will be able to demonstrate time spent in a paper mill during a period in which Albany's asbestos-containing products were in use. Based on past experience, communications from certain plaintiffs' counsel and the advice of the Company's Mississippi counsel, the Company expects the percentage of claimants with paper mill exposure in the Mississippi proceedings to be considerably lower than the total number of claims asserted.

        It is the position of Albany and the other paper machine clothing defendants that there was insufficient exposure to asbestos from any paper machine clothing products to cause asbestos-related injury to any plaintiff. Furthermore, asbestos contained in Albany's synthetic products was encapsulated in a resin-coated yarn woven into the interior of the fabric, further reducing the likelihood of fiber release.

        While the Company believes it has meritorious defenses to these claims, it has settled certain of these cases for amounts it considers reasonable given the facts and circumstances of each case. The Company's insurer, Liberty Mutual, has defended each case under a standard reservation of rights. As of February 28, 2003, the Company had resolved, by means of settlement or dismissal, 4,348 claims, and had reached tentative agreement to resolve an additional 4,563 claims reported above as pending. The total cost of resolving all 8,911 such claims was $4,846,000. Of this amount, $4,811,000, or 99%, was paid by the Company's insurance carrier. The Company has more than $130 million in confirmed insurance coverage that should be available with respect to current and future asbestos claims, as well as additional insurance coverage that it should be able to access.

Brandon Drying Fabrics, Inc.

        Brandon Drying Fabrics, Inc. ("Brandon"), a subsidiary of Geschmay Corp., is also a separate defendant in most of these cases. Brandon was defending against 12,632 claims as of February 28, 2003. This compares with 11,802 such claims as of December 31, 2002, 10,347 claims as of October 31, 2002, 8,759 claims as of December 31, 2001, 3,598 claims as of December 31, 2000, and 1,887 claims as of December 31, 1999. The Company acquired Geschmay Corp., formerly known as Wangner Systems Corporation, in 1999.

        Brandon is a wholly-owned subsidiary of Geschmay Corp. Geschmay Corp. is a wholly-owned subsidiary of the Company, acquired in 1999. In 1978, Brandon acquired certain assets from Abney Mills ("Abney"), a South Carolina textile manufacturer. Among the assets acquired by Brandon from Abney were assets of Abney's wholly-owned subsidiary, Brandon Sales, Inc. which, among other things, had sold dryer fabrics containing asbestos made by its parent, Abney. It is believed that Abney ceased production of asbestos-containing fabrics prior to the 1978 transaction. Although Brandon manufactured and sold dryer fabrics under its own name subsequent to the asset purchase, none of such fabrics contained asbestos.

        Under the terms of the Assets Purchase Agreement between Brandon and Abney, Abney agreed to indemnify, defend, and hold Brandon harmless from any actions or claims on account of products manufactured by Abney and its related corporations prior to the date of the sale, whether or not the product was sold subsequent to the date of the sale. It appears that Abney has since been dissolved. Nevertheless, a representative of Abney has been notified of the pendency of these actions and demand has been made that it assume the defense of these actions.

        Because Brandon did not manufacture asbestos-containing products, and because it does not believe that it was the legal successor to, or otherwise responsible for obligations of, Abney with respect to products manufactured by Abney, it believes it has strong defenses to the claims that have been asserted against it. In some instances, plaintiffs have voluntarily dismissed claims against it, while in others it has entered into what it considers to be reasonable settlements. As of February 28, 2003, Brandon has resolved, by means of settlement or dismissal, 2,881 claims for a total of $152,499. Brandon's insurance carriers have agreed to pay 88.2% of the total indemnification and defense costs related to these proceedings, subject to the standard reservation of rights. The remaining 11.8% is being sought from an insurance company that denies that it issued a policy. Brandon's internal records demonstrate otherwise, and Brandon has filed suit against this company as well as its other carriers. Based on advice of counsel, Brandon is confident that it will prevail in establishing 100% indemnification and defense cost coverage.

Mount Vernon

        In some of these cases, the Company is named both as a direct defendant and as the "successor in interest" to Mount Vernon Mills ("Mount Vernon"). The Company acquired certain assets from Mount Vernon in 1993. Certain plaintiffs allege injury caused by asbestos-containing products alleged to have been sold by Mount Vernon many years prior to this acquisition. Mount Vernon is contractually obligated to indemnify the Company against any liability arising out of such products. The Company denies any liability for products sold by Mount Vernon prior to the acquisition of the Mount Vernon assets. Pursuant to its contractual indemnification obligations, Mount Vernon has assumed the defense of these claims. On this basis, the Company has successfully moved for dismissal in a number of actions.

        The Company believes that all asbestos-related claims against it are without merit. Based on its understanding of the insurance policies available, how settlement amounts have been allocated to various policies, its recent settlement experience, the absence of any judgments against the Company or Brandon, the ratio of paper mill claims to total claims filed, and the defenses available, the Company currently does not anticipate any material liability relating to the resolution of the aforementioned pending proceedings in excess of existing insurance limits. Consequently, the Company does not believe, based on currently available information, that the ultimate resolution of the aforementioned proceedings will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

        Although the Company cannot predict the number and timing of future claims, based on the foregoing factors and the trends in claims against it to date, the Company does not anticipate that additional claims likely to be filed against it in the future will have a material adverse effect on its financial position, results of operations or cash flows. However, the Company is aware that litigation is inherently uncertain, especially when the outcome is dependent primarily on determinations of factual matters to be made by juries. The Company is also aware that numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the outcome of asbestos litigation, the volume of future asbestos claims and the anticipated settlement values of those claims. For these reasons, there can be no assurance that the foregoing conclusions will not change.

Review of Operations

2002 vs. 2001

        Net sales decreased $20.6 million or 2.5% as compared with 2001. Currency translation had the effect of increasing net sales by $11.6 million. Excluding currency effects, net sales decreased 3.9% as compared to 2001.

        In the Engineered Fabrics segment, net sales decreased 1.1% in U.S. dollars and decreased 2.2% excluding currency translation effects. Sales were negatively affected by a sluggish global demand for paper and paperboard as well as paper machine closures and downtime. Geographically, Engineered Fabrics net sales in the United States were down 2.7% in comparison to 2001. Net sales in Canada were down 5.6% in U.S. dollars and 4.3% in local currency. Engineered Fabrics European sales increased 0.5% in U.S. dollars, but decreased 4.5% in local currencies.

        Albany Door Systems net sales in U.S. dollars were down 8.1% in comparison to 2001. Excluding currency translation effects, net sales were down 11.9%. The weak economy in Europe and, particularly in Germany, negatively affected sales and operating income in this segment.

        Applied Technologies net sales were down 10.8% in U.S. dollars and 10.5% excluding currency translation effects. In addition to global economic weakness, sales were lower due to the sale of a portion of the Company's Mexican operation and the shutdown of nonperforming portions of this segment in the fourth quarter of 2001.

        Gross profit was 41.7% of net sales in 2002 compared to 40.6% in 2001. Cost of goods sold includes expenses incurred in relation to cost reduction initiatives of $6.2 million in 2002 and $1.6 million in 2001. Amortization of goodwill was discontinued as of January 1, 2002 in accordance with Financial Accounting Standards No. 142 (FAS 142) "Goodwill and Other Intangible Assets". Goodwill amortization was approximately $6.8 million in 2001. Excluding the expenses related to cost reduction initiatives in both years, and adjusting 2001 gross profit as if FAS 142 had been in effect in 2001, gross profit as a percent of net sales would have been 42.5% in 2002 and 41.6% in 2001.

        Selling, general, technical and research expenses increased 2.1% in 2002 as compared to 2001. Excluding the effect of currency translation, these costs increased 0.2%. Selling and general expenses include $3.6 million in 2002 and $0.5 million in 2001 of remeasurement losses at certain Company operations related to trade accounts receivable denominated in currencies other than their functional currency. Excluding this additional effect, 2002 selling, general, technical and research expenses were down 1.1% in comparison to 2001.

        In 2001, the Company recorded a $21.9 million charge for restructuring of operations related to a $25 million cost reduction initiative that was announced in July 2001. The charge included $13.7 million for termination benefits, $4.1 million for plant rationalization costs, $6.5 million for losses on disposal of assets, and a reversal of accruals from previous restructuring initiatives of $2.4 million. The initiatives resulted in the closing of three plants in Europe and were completed by December 2002. The cost and savings are primarily related to the Engineered Fabrics segment.

        Operating income before the restructuring charge decreased 3.7% to $102.1 million. The decrease was primarily due to lower net sales. In the Engineered Fabrics segment, operating income before restructuring was 23.7% of net sales in 2002, compared to 22.7% in 2001. The higher percentage in 2002 is primarily due to the benefits derived from cost reduction initiatives. In the Albany Door Systems segment, operating income as a percentage of net sales was 1.2% in 2002 in comparison to 9.6% in 2001. The decrease is primarily attributable to lower net sales. In the Applied Technologies segment, operating income as a percentage of net sales was 7.9% in 2002 in comparison to 3.5% in 2001. The improvement is due to the shutdown of nonperforming portions of this segment in the fourth quarter of 2001.

        Other expense/(income), net, was expense of $5.0 million in 2002 compared to $2.8 million in 2001. The increase in expense is primarily due to 2001 results including a larger favorable adjustment on a derivative and a gain of $1.3 million related to the sale of buildings.

        Interest expense decreased $10.3 million as compared with 2001. This decrease was due to lower average debt during 2002, as compared to 2001. Interest income increased $1.1 million in comparison to 2001 as the Company maintained higher average balances of cash and cash equivalents.

        The tax rate for 2002 was 31.5%, compared to 37% in 2001. During the fourth quarter of 2002, the Company recognized a benefit of approximately $2.8 million related to the favorable resolution of certain income tax contingencies. The 2002 tax rate prior to this item was 35%. The decline from 37% to 35% was primarily due to the elimination of goodwill amortization in accordance with FAS 142.

        In 2002, the Company recorded a charge of $5.8 million for the cumulative effect of a change in accounting principle. The charge relates to the adoption of FAS 142. As a result of the transitional impairment test required by FAS 142, the Company determined that the goodwill in the Applied Technologies segment was impaired. There was no tax effect from this charge.

        In 2001, the Company recorded a charge of $1.1 million for the cumulative effect of a change in accounting principle, net of tax. The charge relates to the adoption of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company has a lease for manufacturing facilities in Italy that has been accounted for as an adjustment to income in accordance with this Standard.

        Earnings per share before the cumulative effect of changes in accounting principles in both years was $1.70 in 2002 compared to $1.07 in 2001. The increase is primarily due to the restructuring charge recorded in 2001. Net income per share was $1.52 in 2002 and $1.04 in 2001. Net income per share on a diluted basis was $1.50 in 2002 and $1.03 in 2001.

        2001 vs. 2000

        Net sales decreased $16.2 million or 1.9% as compared with 2000. Net sales were reduced by $28.9 million from the effect of a stronger U.S. dollar as compared to 2000. Excluding currency effects, net sales increased 1.5% as compared to 2000.

        In the Engineered Fabrics segment, net sales decreased 1.7% as compared to 2000, but increased 1.4% excluding currency translation effects. Net sales in the United States decreased 1.3% in 2001 as compared to 2000. Net sales in Canada decreased 1.4% in U.S. dollars but increased 2.8% in local currency. European net sales decreased 1.9% in U.S. dollars, but increased 3.5% in local currencies.

        In the Albany Door Systems segment, 2001 sales were down 2.4% when measured in U.S. dollars, but were up 3.6% when excluding currency effects. Applied Technologies sales were down 4.4% in U.S. dollars and 2.0% in local currencies.

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

        Operating income before restructuring rose 2.3% in comparison to 2000. In the Engineered Fabrics segment, operating income before restructuring was 22.7% of net sales in 2001, compared to 21.4% in 2000. The higher percentage in 2001 is primarily due to higher asset relocation costs in 2000. In the Albany Door Systems segment, operating income as a percentage of net sales was 9.6% in 2001 in comparison to 8.0% in 2000. The increase is primarily attributable to operating efficiency improvements. In the Applied Technologies segment, operating income was lower as the global economic slowdown negatively impacted results.

        Other expense/(income), net was $2.8 million of expense in 2001 compared to $0.8 million of income in 2000. Currency transactions generated income of $1.9 million in 2001 and $4.0 million in 2000. During 2001, the Company entered into a program to sell a portion of its North American accounts receivable (see Notes 1, 6 and 10 of Notes to Consolidated Financial Statements). In 2001, other expense/(income), net, includes costs of $1.8 million associated with this program. Also included in other expense/(income), net, for 2001 is a gain of $1.3 million related to the sale of buildings.

        Interest expense decreased $12.3 million as compared with 2000. This decrease was due to lower average debt and interest rates during 2001, as compared to 2000.

        The tax rate for 2001 was 37%, compared to 40% in 2000. The lower tax rate resulted from improvements in the tax efficiency of the Company's global operations.

        The Company recorded a charge in 2001 of $1.1 million for the cumulative effect of a change in accounting principle, net of tax. The charge relates to the adoption of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company has a lease for manufacturing facilities in Italy that has been accounted for as an adjustment to income in accordance with this Standard.

        Diluted net income per share was $1.03 in 2001 compared to $1.24 in 2000. Excluding the cumulative effect of the change in accounting principle, restructuring charges, and asset relocation costs in both years, diluted earnings per share were $1.54 in 2001 compared to $1.43 per share in 2000.

International Activities

        The Company conducts more than half of its business in countries outside of the United States. As a result, the Company experiences transaction and translation gains and losses because of currency fluctuations. The Company periodically enters into foreign currency contracts to hedge this exposure (see Notes 6, 10 and 15 of Notes to Consolidated Financial Statements). The Company believes that the risks associated with its operations and locations outside the United States are not other than those normally associated with operations in such locations.

        Operating income as a percentage of net sales related to the Company's geographic regions in 2002 as compared to 2001 increased in the United States and Canada and decreased in Europe. Operating income, before the restructuring charges, as a percent of net sales for the United States was 15.8% in 2002, 13.8% in 2001, and 14.1% in 2000; for Canada was 26.3% in 2002, 23.3% in 2001, and 21.8% in 2000; for Europe was 5.5% in 2002, 8.3% in 2001, and 8.8% in 2000; and combined for the rest of the countries where the Company has operations, the percentages were 18.1% in 2002, 17.6% in 2001, and 10.7% in 2000.

Liquidity and Capital Resources

        At December 31, 2002 the Company's order backlog was $567.5 million, a decrease of approximately 4.6% from the prior year-end. The decrease is partially due to a change in the timing of when the Company records orders. The change was made to assist with the Company's inventory management programs.

        Accounts receivable decreased $7.8 million and inventory decreased $10.0 million from December 31, 2001. Excluding the effect of currency translation and an increase in the amount of accounts receivable sold, the combined decrease in accounts receivable and inventory was $30.8 million.

        During 2001, the Company entered into a program to sell a portion of its North American accounts receivable. In exchange for the accounts receivable sold, the Company receives cash and a note. As of December 31, 2002, accounts receivable sold under this program were $71.1 million and the note receivable was $20.1 million. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variables rates. As of December 31, 2002, the interest rate was 2.41%.

        Cash flow provided by operating activities was $118.8 million in 2002 compared with $214.3 million in 2001 and $130.6 million in 2000. The cash flow in 2001 included approximately $40.9 million from the sale of accounts receivable. This cash flow contributed to the Company's ability to reduce debt by $197.8 million during 2001 and an additional $46.2 million in 2002.

        In 2002, the Company made an annual contribution of $12.0 million to its United States pension plan compared to $7.4 million in 2001. The amount of annual pension plan funding and annual expense is subject to many variables including the investment return on pension plan assets and interest rates.

Continued weakness in investment returns and low interest rates may result in the Company making equal or greater pension plan contributions in future years, as compared to 2002. As of December 31, 2002, the Company has classified $12.0 million of its accrued pension liability as a current liability.

        Capital expenditures were $31.7 million in 2002, $25.8 million in 2001, and $36.9 million in 2000. Capital expenditures are expected to be about $55 million in 2003. The increase is due to a new plant in France, where the Company will consolidate production to serve the nonwovens market, and to an expansion in Finland that will enable the Company to consolidate dryer production into two European locations. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

        In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan that was fully paid during 2001. The remaining $500 million is a revolving loan with the banks' commitment to lend terminating in 2004. This agreement includes commitment fees and variable interest rates based on various loan pricing methods. The interest rate margin is determined by the Company's leverage ratio. The credit agreement contains various covenants that include limits on the disposition of assets, cash dividends, and the Company's ability to purchase its Common Stock. Additionally, the credit agreement specifies minimum interest coverage of 3.0, a maximum leverage ratio of 3.0 and a limitation on guarantees to non-U.S. subsidiaries. The December 31, 2002 leverage ratio as calculated under the Company's principal credit agreement was below 1.5. Borrowings are collateralized by a pledge of shares of, and intercompany loans to, certain subsidiaries of the Company. The Company believes it has adequate cash and cash resources to meet its obligations during the next twelve months.

        As described in Note 6 of Notes to Consolidated Financial Statements, the banks' commitment to lend under the Company's primary debt agreement terminates in 2004. The Company expects to refinance its debt before the revolving credit agreement expires in 2004. Under this debt agreement, the Company could have borrowed an additional $240 million at December 31, 2002. The Company's ability to borrow additional amounts under the credit agreement is conditional upon the absence of any material adverse change.

        As described in Notes 1 and 6 of Notes to Consolidated Financial Statements, the Company has one subsidiary that is a qualified special purpose entity and is not consolidated into the Company's financial statements. As of December 31, 2002, this unconsolidated subsidiary had assets of $20.9 million, liabilities of $20.1 million, and equity of $0.8 million.

        As of December 31, 2002, the Company had accrued liabilities for restructuring of approximately $9.4 million. The Company anticipates that cash payments of this liability will be approximately $5.5 million in 2003, $2.0 million in 2004, $0.6 million in 2005, $0.5 million in 2006, $0.5 million in 2007 and thereafter $0.3 million.

        The Company has guaranteed a letter of credit to a bank that loaned money to a joint venture partner in South Africa. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African rand and was approximately $3.2 million as of December 31, 2002.

        A cash dividend of $.05 per share was declared in November 2001 and February, May and August 2002. In November 2002, a cash dividend of $.055 per share was declared.

        As of December 31, 2002, the Company had the following cash flow obligations:

Payments Due by Period

(in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
Total debt	$235.8	$14.1	$208.0	$12.3	$1.4
Operating leases	54.6	15.2	22.7	12.1	4.7

	$290.4	$29.3	$230.7	$24.1	$6.1

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

        In April 2002, the Financial Accounting Standards Board (FASB) issued FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002". This Standard addresses a number of items related to leases and other matters. The Company is required to adopt this Standard as of January 1, 2003. The Company does not expect the adoption of FAS No. 145 to have a material effect on its financial statements.

        In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Standard provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities initiated on or after January 1, 2003. Adoption of this standard is expected to affect the timing of recognizing costs associated with future exit and disposal activities.

        In December 2002, the FASB issued FAS No. 148, "Accounting for Stock Based Compensation—an amendment of FAS 123". This Standard provides transitional guidance for companies that elect to adopt the provisions of FAS No. 123, and also specifies certain disclosure requirements for companies that continue to use APB 25 to account for stock options. In accordance with FAS No. 148, the disclosure requirements have been adopted and are included in this annual report.

        In December 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees". This interpretation requires that certain guarantees issued or modified after December 31, 2002 be valued and recorded as liabilities while disclosure requirements are effective immediately and have been adopted. The Company does not expect the adoption of FIN 45 to have a material effect on its financial statements.

Market Risk Sensitivity

        The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

        The Company has manufacturing plants in 15 countries and sales worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of non-U.S. operations and long-term intercompany loans denominated in non-functional currencies subject to potential loss amount to approximately $589 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $58.9 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $1.1 million. Actual results may differ.

        Including the effect of the interest rate swap agreements, the Company had fixed the interest rate on approximately 85% of its total debt. Included in liabilities is $21.6 million which represents the estimated decline in market value since entering into the swap agreements.

Outlook

        The Company expects further consolidation and restructuring in paper manufacturing in 2003, aimed at balancing supply and demand. In response, the Company will balance manufacturing capacity to customer demand. Because Company facilities are strategically located, the Company will be able to support customer needs whenever and wherever they develop.

        It is important that the Company listen to the needs of customers and that customers understand the value delivered through Company products and services. In 2002, the Company created the Albany Value Concept, a campaign to focus internally and externally on value delivered. The Company will continue to develop new products and technology to drive value delivered, which will assist customers in enhancing their products, expanding their markets, and improving their profitability. The Company understands that the success of its customers is essential to its future.

        Ongoing process improvement activities in Albany Door Systems, combined with new product development and cost reductions should positively affect this segment's operations in 2003. Reorganization within the Applied Technologies segment along with new products should lead to improved operating results in 2003.

        Having successfully completed the previously announced cost reduction initiatives, which reduced costs by $75 million since 1999, the Company has announced its intention to reduce costs an additional $30 million by June 2004. This global initiative will focus on the continued rationalization of assets, the reorganization of our research and development activities, and reductions in selling, general, technical and research costs. During February 2003, the Company resolved certain income tax matters that will result in a reduction of approximately $5 million in the first-quarter 2003 income tax provision. The Company expects the favorable resolution of these tax matters to cause the estimated 2003 tax rate to be less than the 30% rate provided as guidance in its fourth-quarter 2002 earnings release.

Forward-Looking Statements

        This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements include statements about such matters as future earnings, pricing, markets, cost reductions, allowances for doubtful accounts, borrowing capacity, exchange rates, new products, paper industry consolidation and outlook, tax rate, capital expenditures, depreciation and amortization, litigation, contingencies, adoption of new accounting standards and operating efficiency. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in such statements due to various factors. These factors include more competitive marketing conditions resulting from customer consolidations, possible softening of customer demand, the occurrence of unanticipated events or difficulties relating to divestiture, joint venture, operating, capital, global integration and other projects, changes in currency exchange rates, changes in general economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY
ALBANY INTERNATIONAL CORP.

(in thousands, except per share amounts)	2002	2001	2000	1999
Summary of Operations
Net sales	$816,047	$836,696	$852,934	$778,366
Cost of goods sold	475,765	497,301	515,649	458,930
Operating income (1)	102,088	84,112	103,634	76,987
Interest expense, net	17,536	28,916	41,822	25,552
Income before income taxes	79,549	52,363	62,567	51,916
Income taxes	25,041	19,374	25,027	22,325
Income before associated companies	54,508	32,989	37,540	29,591
Income/(loss) before cumulative effect of changes in accounting principles	54,778	33,331	38,085	30,222
Cumulative effect of changes in accounting principles, net of tax (2)	(5,837)	(1,129)	—	—
Net income/(loss) (3)	48,941	32,202	38,085	30,222
Net income/(loss) per share—basic	1.52	1.04	1.24	1.00
Net income/(loss) per share—diluted	1.50	1.03	1.24	0.99
Average number of shares outstanding	32,126	31,089	30,632	30,340
Capital expenditures	31,678	25,831	36,866	34,953
Cash dividends declared	6,605	1,568	—	—
Per Class A common share	0.205	0.05	—	—
Per Class B common share	0.205	0.05	—	—
Financial position
Current assets	$388,888	$365,946	$494,287	$508,073
Current liabilities	186,494	186,072	222,034	176,964
Current ratio	2.1	2.0	2.2	2.9
Property, plant and equipment, net	346,073	339,102	387,658	435,172
Total assets	1,011,521	931,929	1,112,252	1,206,842
Long-term debt	221,703	248,146	398,087	521,257
Shareholders' equity	400,598	316,644	324,917	325,407
Shareholders' equity per share	12.37	10.09	10.55	10.68
Total capital (4)	636,439	598,413	804,856	889,677
Total debt to total capital	37.1%	47.1%	59.6%	63.4%
Return on shareholders' equity	12.2%	10.2%	11.7%	9.3%
Number of Employees	6,208	6,769	6,929	7,164

(1)
In 1992, the Company reported a charge of $12,045,000 for restructuring of certain operations, including plant closings in Norway and Germany and other workforce reductions.

In 1998, the Company reported a charge of $20,191,000 for restructuring certain operations in the United States and Europe.

In 1999, the Company reported a charge of $16,872,000 for restructuring certain operations in the United States and Germany. The restructuring charge included $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs, and $2,376,000 for losses on disposals of fixed assets.

In 2001, the Company recorded a charge of $21,892,000 for restructuring operations in the Engineered Fabrics segment. The charge included $13.7 million for termination benefits, $4.1 million for plant rationalization costs, $6.5 million for losses on disposal of fixed assets, and a reversal of previous restructuring accruals of $2.4 million.

(2)
In 2001, the Company adopted Financial Accounting Standard (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities", which resulted in a net of tax charge of $1,129,000 for the cumulative effect change in accounting principle.

In 2002, the Company adopted FAS 142, "Goodwill and Other Intangible Assets", which resulted in a charge of $5,837,000 for the cumulative effect of a change in accounting principle. There was no tax effect on this charge.

ELEVEN YEAR SUMMARY

ALBANY INTERNATIONAL CORP.

1998	1997	1996	1995	1994	1993	1992
$722,653	$710,079	$692,760	$652,645	$567,583	$546,120	$561,084
417,375	404,982	399,311	379,696	338,991	345,468	366,756
70,608	99,619	96,785	88,827	62,821	40,051	18,893
19,310	15,467	15,833	20,009	16,820	16,115	18,829
51,704	79,631	80,940	69,842	41,677	24,566	3,282
20,163	31,055	31,570	27,208	17,921	9,679	1,247
31,541	48,576	49,370	42,634	23,756	14,887	2,035
31,772	49,059	48,306	43,011	23,882	15,003	(3,114)

—	—	—	—	—	—	—
31,772	49,059	48,306	43,011	23,882	15,003	(3,114)
1.02	1.52	1.51	1.36	0.76	0.54	(0.12)
1.01	1.50	1.50	1.29	0.76	0.53	(0.12)
31,073	32,312	31,907	31,737	31,476	28,035	26,858
38,825	50,804	53,473	41,921	36,322	30,940	20,219
3,140	12,921	12,159	11,708	10,488	9,361	8,950
0.105	0.42	0.40	0.3875	0.35	0.35	0.35
0.105	0.42	0.40	0.3875	0.35	0.35	0.35

$409,713	$373,323	$384,627	$364,207	$319,947	$270,034	$256,422
220,038	170,440	176,746	126,945	115,863	101,069	112,955
1.9	2.2	2.2	2.9	2.8	2.7	2.3
325,109	321,611	339,461	342,150	320,719	302,829	308,618
866,366	796,897	831,917	802,232	727,157	661,314	652,745
181,137	173,654	187,100	245,265	232,767	208,620	239,732
314,850	343,108	332,330	304,942	274,632	247,223	193,975
10.42	10.63	10.38	9.57	8.70	7.87	7.20
613,993	594,560	586,890	567,460	525,119	467,320	456,773
48.7%	42.3%	43.4%	46.3%	47.7%	47.1%	57.5%
10.1%	14.3%	14.5%	14.1%	8.7%	6.1%	-1.6%
6,011	5,881	5,854	5,658	5,404	5,286	5,678
(3)
In 1992, the Company elected to adopt FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective January 1, 1992, and recognize the accumulated liability. This adoption resulted in a charge of $27,431,000, net of tax of $16,813,000, and a reduction of 1992 operating income of $2,798,000.

The Company's election to adopt FAS No. 109 as of January 1, 1992, resulted in an increase to 1992 income of $20,142,000.

During the fourth quarter of 1992, the Company elected an early payment of a $3,000,000 tax-exempt financing for $1,357,000, which resulted in an extraordinary gain of $1,019,000, net of tax.

In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

(4)
Includes shareholders' equity and debt.

QUARTERLY FINANCIAL DATA

(unaudited)

(in millions, except per share amounts)	1st	2nd	3rd	4th
2002
Net sales	$191.8	$203.9	$205.1	$215.2
Gross profit	80.5	86.4	84.7	88.7
Net income before cumulative effect of a change in accounting principle	8.9	13.9	14.2	17.8
Net income	3.0	13.9	14.2	17.8
Income per share before cumulative effect of a change in accounting principle—basic	0.28	0.43	0.44	0.55
Net income per share—basic	0.10	0.43	0.44	0.55
Net income per share before cumulative effect of a change in accounting principle—diluted	0.27	0.43	0.43	0.55
Net income per share—diluted	0.09	0.43	0.43	0.54
Cash dividends per share	0.050	0.050	0.050	0.055
Class A Common Stock prices:
High	30.10	29.88	26.11	21.60
Low	20.77	24.18	18.93	16.96

2001
Net sales	$208.5	$207.1	$202.7	$218.4
Gross profit	87.1	85.9	76.9	89.5
Net income before cumulative effect of a change in accounting principle	12.3	10.9	9.4	0.7
Net income	11.2	10.9	9.4	0.7
Income per share before cumulative effect of a change in accounting principle—basic	.40	.35	.30	.02
Net income per share—basic	.37	.35	.30	.02
Income per share before cumulative effect of a change in accounting principle—diluted	.39	.35	.30	.02
Net income per share—diluted	.36	.35	.30	.02
Cash dividends per share	—	—	—	.05
Class A Common Stock prices:
High	19.44	22.88	21.10	21.85
Low	12.94	17.58	14.55	14.79

2000
Net sales	$215.7	$213.0	$201.1	$223.1
Gross profit	87.3	85.3	79.4	85.3
Net income	10.0	9.4	9.4	9.3
Net income per share—basic	.33	.31	.30	.30
Net income per share—diluted	.33	.31	.30	.30
Cash dividends per share	—	—	—	—
Class A Common Stock prices:
High	15.50	15.38	15.13	14.31
Low	12.75	12.94	11.94	9.62

Stock and Shareholders

        The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 2002 there were approximately 5,700 shareholders.

QuickLinks

2002 ANNUAL REPORT
FINANCIAL SECTION
REPORT OF MANAGEMENT
REPORT OF INDEPENDENT ACCOUNTANTS
ALBANY INTERNATIONAL CORP. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ALBANY INTERNATIONAL CORP. CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL REVIEW
ELEVEN YEAR SUMMARY ALBANY INTERNATIONAL CORP.
ELEVEN YEAR SUMMARY ALBANY INTERNATIONAL CORP.
QUARTERLY FINANCIAL DATA (unaudited)