Form 10-K/A, Exhibit 13
period 2002-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2003-04-02
CIK 819793

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

Albany, New York
January 28, 2003

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
ALBANY INTERNATIONAL CORP.

For the Years Ended December 31, (in thousands, except per share amounts)	2002	2001	2000
Statements of Income
Net sales	$816,047	$836,696	$852,934
Cost of goods sold	475,765	497,301	515,649

Gross profit	340,282	339,395	337,285
Selling and general expenses	188,347	186,441	184,123
Technical and research expenses	49,847	46,950	49,528
Restructuring, net	—	21,892	—

Operating income	102,088	84,112	103,634
Interest income	(3,084)	(1,977)	(1,336)
Interest expense	20,620	30,893	43,158
Other expense/(income), net	5,003	2,833	(755)

Income before income taxes	79,549	52,363	62,567
Income taxes	25,041	19,374	25,027

Income before associated companies	54,508	32,989	37,540
Equity in earnings of associated companies	270	342	545

Income before cumulative effect of changes in accounting principles, net of taxes	54,778	33,331	38,085
Cumulative effect of changes in accounting principles, net of taxes	(5,837)	(1,129)	—

Net income	48,941	32,202	38,085
Retained Earnings
Retained earnings, beginning of period	345,273	314,639	276,554
Less dividends	6,605	1,568	—

Retained earnings, end of period	$387,609	$345,273	$314,639

Earnings per share—basic:
Income before cumulative effect of changes in accounting principles	$1.70	$1.07	$1.24
Cumulative effect of changes in accounting principles	(0.18)	(0.03)	—

Net income	$1.52	$1.04	$1.24

Earnings per share—diluted:
Income before cumulative effect of changes in accounting principles	$1.68	$1.06	$1.24
Cumulative effect of changes in accounting principles	(0.18)	(0.03)	—

Net income	$1.50	$1.03	$1.24

Dividends per share	$0.205	$0.05	$—

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
ALBANY INTERNATIONAL CORP.

For the Years Ended December 31, (in thousands)	2002	2001	2000
Net income	$48,941	$32,202	$38,085
Other comprehensive income/(loss), before tax:
Foreign currency translation adjustments	47,550	(29,259)	(45,090)
Pension liability adjustment	(34,815)	(20,043)	1,680
Derivative valuation adjustments:
Transition adjustment as of January 1, 2001	—	(4,888)	—
Decline in fair value	(8,484)	(8,204)	—
Income taxes related to items of other comprehensive income/(loss)	16,020	13,083	276

Comprehensive income/(loss)	$69,212	$(17,109)	$(5,049)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ALBANY INTERNATIONAL CORP.

At December 31,	2002	2001
(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$18,799	$6,153
Accounts receivable, less allowance for doubtful accounts ($11,790 in 2002; $10,488 in 2001)	135,339	143,156
Note receivable	20,075	21,103
Inventories
Finished goods	90,766	97,789
Work in process	44,763	46,638
Raw material and supplies	28,534	29,649
Prepaid expenses	7,173	5,288
Deferred taxes	43,439	16,170

Total current assets	388,888	365,946

Property, plant and equipment, at cost, net	346,073	339,102
Investments in associated companies	4,849	4,374
Intangibles	16,274	15,395
Goodwill	137,146	127,944
Deferred taxes	65,574	48,539
Other assets	52,717	30,629

Total assets	$1,011,521	$931,929

Liabilities
Current liabilities:
Notes and loans payable	$12,224	$28,786
Accounts payable	39,624	42,555
Accrued liabilities	101,510	87,924
Current maturities of long-term debt	1,914	4,837
Income taxes payable and deferred	31,222	21,970

Total current liabilities	186,494	186,072

Long-term debt	221,703	248,146
Other noncurrent liabilities	168,765	156,055
Deferred taxes and other credits	33,961	25,012

Total liabilities	610,923	615,285

Commitments and Contingencies	—	—
Shareholders' Equity
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none issued	—	—
Class A Common Stock, par value $.001 per share; authorized 100,000,000 shares; issued 28,983,057 in 2002 and 27,711,738 in 2001	29	28
Class B Common Stock, par value $.001 per share; authorized 25,000,000 shares; issued and outstanding 5,607,576 in 2002 and 5,867,476 in 2001	6	6
Additional paid-in capital	255,484	234,213
Retained earnings	387,609	345,273
Accumulated items of other comprehensive income:
Translation adjustments	(147,400)	(194,950)
Derivative valuation adjustment	(13,592)	(8,248)
Pension liability adjustment	(35,962)	(14,027)

	446,174	362,295
Less treasury stock, at cost	45,576	45,651

Total shareholders' equity	400,598	316,644

Total liabilities and shareholders' equity	$1,011,521	$931,929

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALBANY INTERNATIONAL CORP.

For the Years Ended December 31, (in thousands)	2002	2001	2000
Operating Activities
Net income	$48,941	$32,202	$38,085
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of associated companies	(270)	(342)	(545)
Depreciation and amortization	52,863	57,546	62,216
Provision for deferred income taxes, other credits and long-term liabilities	(21,094)	(18,634)	6,108
Cumulative effect of changes in accounting principles	5,837	1,129	—
Increase in cash surrender value of life insurance, net of premiums paid	(2,617)	(1,434)	(728)
Unrealized currency transaction gains	(1,933)	(1,040)	(3,172)
(Gains)/losses on disposition of assets	(2,688)	(1,323)	2,152
Shares contributed to ESOP	4,635	4,835	4,489
Tax benefit of options exercised	1,672	577	—
Changes in operating assets and liabilities:
Accounts receivable	14,737	30,066	1,654
Sale of accounts receivable	7,237	63,878	—
Note receivable	1,028	(21,103)	—
Inventories	17,687	42,797	18,809
Prepaid expenses	(1,885)	2,245	(2)
Accounts payable	(10,653)	(4,449)	4,357
Accrued liabilities	(5,671)	11,967	(8,313)
Income taxes payable	8,346	10,848	3,280
Other, net	2,653	4,513	2,192

Net cash provided by operating activities	118,825	214,278	130,582

Investing Activities
Purchases of property, plant and equipment	(31,678)	(25,831)	(36,866)
Purchased software	(1,465)	(2,407)	(978)
Proceeds from sale of assets	6,373	6,828	8,938
Acquisitions, net of cash acquired	—	—	(1,037)
(Repayments of)/loans from life insurance policies	(25,934)	10,602	—
Premiums paid for life insurance	(1,159)	(1,161)	(1,161)

Net cash used in investing activities	(53,863)	(11,969)	(31,104)

Financing Activities
Proceeds from borrowings	60,208	67,400	18,921
Principal payments on debt	(106,446)	(265,158)	(102,048)
Proceeds from options exercised	14,950	4,907	—
Dividends paid	(6,391)	—	—

Net cash used in financing activities	(37,679)	(192,851)	(83,127)

Effect of exchange rate changes on cash flows	(14,637)	(8,664)	(18,017)

Increase/(decrease) in cash and cash equivalents	12,646	794	(1,666)
Cash and cash equivalents at beginning of year	6,153	5,359	7,025

Cash and cash equivalents at end of year	$18,799	$6,153	$5,359

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

        Changes in shareholders' equity for 2002, 2001, and 2000 are as follows:

	Class A Common Stock		Class B Common Stock			Treasury Stock (Class A)
					Additional Paid-in Capital
(in thousands)	Shares	Amount	Shares	Amount		Shares	Amount
Balance: January 1, 2000	26,804	$27	5,869	$6	$219,443	2,206	$45,843
Shares contributed to ESOP	334	—	—	—	4,489	—	—
Shares issued to Directors	—	—	—	—	(35)	(5)	(105)

Balance: December 31, 2000	27,138	$27	5,869	$6	$223,897	2,201	$45,738
Shares contributed to ESOP	261	—	—	—	4,835	—	—
Conversion of Class B shares to Class A shares	2	—	(2)	—	—	—	—
Options exercised	311	1	—	—	5,483	—	—
Shares issued to Directors	—	—	—	—	(2)	(4)	(87)

Balance: December 31, 2001	27,712	$28	5,867	$6	$234,213	2,197	$45,651
Shares contributed to ESOP	197	—	—	—	4,635	—	—
Conversion of Class B shares to Class A shares	259	—	(259)	—	—	—	—
Options exercised	815	1	—	—	16,621	—	—
Shares issued to Directors	—	—	—	—	15	(3)	(75)

Balance: December 31, 2002	28,983	$29	5,608	$6	$255,484	2,194	$45,576

10.  OTHER EXPENSE/(INCOME), NET

        The components of other expense/(income), net, as further described in Note 6, are:

(in thousands)	2002	2001	2000
Currency transactions	$(2,680)	$(1,932)	$(4,012)
Interest rate protection agreements	—	—	(382)
Lease with embedded derivative	(357)	(1,482)	—
Costs associated with sale of accounts receivable	2,053	1,794	—
Sale of buildings	—	(1,323)	—
Amortization of debt issuance costs and loan origination fees	2,093	2,258	2,328
Other	3,894	3,518	1,311

	$5,003	$2,833	$(755)

11.  INCOME TAXES

        The components of income/(loss) before income taxes and the income tax provision are as follows:

(in thousands)	2002	2001	2000
Income/(loss) before taxes:
U.S.	$24,527	$(2,775)	$(4,469)
Non-U.S.	55,022	55,138	67,036

	$79,549	$52,363	$62,567

Current:
U.S. Federal	$7,892	$5,545	$5,506
U.S. State	539	1,024	1,360
Non-U.S.	23,571	29,012	21,177

	32,002	35,581	28,043

Deferred:
U.S. Federal	1,169	(5,633)	(4,212)
U.S. State	709	(897)	(578)
Non-U.S.	(8,839)	(9,677)	1,774

	(6,961)	(16,207)	(3,016)

Total income tax provision	$25,041	$19,374	$25,027

        The significant components of deferred income tax (benefit)/expense are as follows:

(in thousands)	2002	2001	2000
Net effect of temporary differences	$(433)	$(10,388)	$(2,727)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	1,232	(1,729)	(282)
Utilization (benefit) of loss carryforward	(7,760)	(4,090)	(7)

	$(6,961)	$(16,207)	$(3,016)

        A reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
State taxes	1.0	(0.5)	1.0
Non-U.S. tax rates, repatriation of earnings, and other net charges associated with prior years	(1.9)	1.5	3.9
Favorable resolution of contingency related to prior years	(3.5)	—	—
Other	0.9	1.0	0.1

Effective tax rate	31.5%	37.0%	40.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	U.S.		Non-U.S.
(in thousands)	2002	2001	2002	2001
Current deferred tax assets:
Accounts receivable	$1,606	$1,439	$687	$387
Inventories	2,870	2,884	—	(31)
Tax credit carryforward	7,913	—	—	—
Tax loss carryforward	—	—	10,087	3,220
Restructuring accruals	6,843	—	—	—
Other	2,442	—	10,991	8,271

Total current deferred tax assets	21,674	4,323	21,765	11,847

Noncurrent deferred tax assets:
Sale leaseback transaction	1,052	935	753	—
Deferred compensation	12,509	12,365	—	—
Depreciation	(14,697)	(14,088)	77	2,208
Postretirement benefits	40,760	23,087	2,041	706
Tax loss carryforward	868	—	20,608	13,553
Other	2,914	8,272	379	3,640

Total noncurrent deferred tax assets before valuation allowance	43,406	30,571	23,858	20,107
Less: valuation allowance	—	—	(1,690)	(2,139)

Total noncurrent deferred tax assets	43,406	30,571	22,168	17,968

Total deferred tax assets	$65,080	$34,894	$43,933	$29,815

Current deferred tax liabilities	$—	$—	$7,129	$8,103
Noncurrent deferred tax liability—depreciation	—	—	27,448	19,950
Other	—	—	—	(5,162)

Total deferred tax liabilities	$—	$—	$34,577	$22,891

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

12.  OPERATING SEGMENT AND GEOGRAPHIC DATA

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

        The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements.

(in thousands)	2002	2001	2000
Net Sales
Engineered Fabrics	$683,179	$690,784	$702,486
Albany Door Systems	91,185	99,206	101,609
Applied Technologies	41,683	46,706	48,839

Consolidated total	$816,047	$836,696	$852,934

Depreciation and Amortization
Engineered Fabrics	$44,815	$47,818	$53,329
Albany Door Systems	2,136	2,659	2,255
Applied Technologies	2,122	2,097	2,711
Corporate	3,790	4,972	3,921

Consolidated total	$52,863	$57,546	$62,216

Operating Income
Engineered Fabrics	$161,875	$156,936	$150,653
Restructuring of operations	—	(21,892)	—

	161,875	135,044	150,653
Albany Door Systems	1,093	9,556	8,152
Applied Technologies	3,311	1,651	3,397
Research expense	(24,918)	(23,224)	(23,287)
Unallocated expenses	(39,273)	(38,915)	(35,281)

Operating income	102,088	84,112	103,634
Reconciling items:
Interest income	3,084	1,977	1,336
Interest expense	(20,620)	(30,893)	(43,158)
Other (expense)/income, net	(5,003)	(2,833)	755

Consolidated income before income taxes	$79,549	$52,363	$62,567

(in thousands)	2002	2001	2000
Operating Assets
Engineered Fabrics	$1,164,610	$1,074,047	$1,267,794
Albany Door Systems	69,938	66,178	68,703
Applied Technologies	90,162	95,083	83,578
Reconciling items:
Accumulated depreciation	(438,859)	(376,230)	(362,901)
Deferred tax assets	109,013	64,709	46,806
Investment in associated companies	4,849	4,374	4,300
Other	11,808	3,768	3,972

Consolidated total assets	$1,011,521	$931,929	$1,112,252

Capital Expenditures
Engineered Fabrics	$30,042	$22,448	$33,137
Albany Door Systems	993	605	531
Applied Technologies	551	2,635	2,790
Corporate	92	143	408

Consolidated total	$31,678	$25,831	$36,866

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

13.  PENSION PLANS

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

        The following table sets forth the components of amounts recognized in the Company's consolidated balance sheets:

(in thousands)	2002	2001
Projected benefit (obligation) in excess of plan assets	$(107,688)	$(62,655)
Unrecognized actuarial net loss	77,137	40,839
Prior service cost not yet recognized in net periodic pension cost	8,794	9,095
Remaining unrecognized net obligation	257	231
Contributions	858	704

Accrued pension (liability)	$(20,642)	$(11,786)

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

(in thousands)	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$209,352	$206,947
Service cost	5,694	6,084
Interest cost	14,576	14,287
Participant contributions	547	687
Plan amendments	10,222	—
Special termination benefits	1,083	—
Benefits paid	(13,247)	(14,193)
Actuarial loss/(gain)	11,215	2,020
Exchange rate loss/(gain)	11,400	(6,480)

Benefit obligation at end of year	$250,842	$209,352

Change in plan assets:
Fair value of plan assets at beginning of year	$146,697	$162,900
Actual return on plan assets	(11,718)	(8,990)
Employer contributions	16,651	10,064
Participant contributions	547	687
Benefits paid	(13,247)	(14,193)
Administrative expenses	(369)	(875)
Exchange rate gain/(loss)	4,593	(2,896)

Fair value of plan assets at end of year	$143,154	$146,697

        Amounts recognized in the consolidated balance sheets are as follows:

(in thousands)	2002	2001
Accrued pension liability	$(87,190)	$(42,958)
Intangible asset	9,467	8,906
Accumulated other comprehensive income	57,081	22,266

Net amount recognized at year-end	$(20,642)	$(11,786)

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

        Net periodic pension cost included the following components:

(in thousands)	2002	2001	2000
Service cost	$5,694	$6,084	$6,498
Interest cost on projected benefit obligation	14,576	14,287	14,146
Expected return on assets	(13,518)	(14,142)	(13,504)
Net amortization and deferral	2,056	1,120	1,215

Net periodic pension cost	$8,808	$7,349	$8,355

        Net periodic pension cost charged to operating expense for all Company plans, including all statutory and defined contribution plans, was $17,423,000 for 2002, $11,645,000 for 2001, and $13,791,000 for 2000.

14.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

15.  TRANSLATION ADJUSTMENTS

        The Consolidated Statements of Cash Flows were affected by translation as follows:

(in thousands)	2002	2001	2000
Change in cumulative translation adjustments	$47,550	$(29,259)	$(44,814)
Other noncurrent liabilities	6,343	(2,749)	(3,392)
Deferred taxes	(3,257)	(118)	(5,911)
Long-term debt	308	(411)	(1,205)
Accounts receivable	(12,226)	10,173	13,110
Inventories	(7,674)	6,453	9,298
Investments in associated companies	(340)	1,018	634
Property, plant and equipment, net	(26,940)	15,141	24,835
Goodwill and intangibles	(17,216)	6,824	10,719
Other	(1,185)	(15,736)	(21,291)

Effect of exchange rate changes	$(14,637)	$(8,664)	$(18,017)

        Shareholders' equity was affected by translation as follows: increase/(decrease) from translation of non-U.S. financial statements of $53,345,000, ($28,296,000), and ($39,454,000), and a decrease from remeasurement of loans of $5,795,000, $963,000, and $5,360,000, in 2002, 2001, and 2000 respectively.

16.  STOCK OPTIONS AND INCENTIVE PLANS

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

        Had the Company elected to adopt FAS No. 123 for its stock option plans, net income and earnings per share would have been affected by additional compensation cost as indicated by the proforma amounts below:

(in thousands, except per share amounts)	2002	2001	2000
Proforma stock-based employee compensation cost, net of taxes	$2,115	$2,127	$3,938
Net income, as reported	$48,941	$32,202	$38,085
Proforma	46,826	30,075	34,147
Net income per share—basic, as reported	$1.52	$1.04	$1.24
Proforma	1.46	0.97	1.11
Net income per share—diluted, as reported	$1.50	$1.03	$1.24
Proforma	1.43	0.96	1.11

        Activity with respect to these plans is as follows:

	2002	2001	2000
Shares under option at January 1	4,296,695	4,234,750	3,927,650
Options granted	413,500	433,500	348,000
Options cancelled	62,180	60,325	41,200
Options exercised	813,790	311,230	—

Shares under option at December 31	3,834,225	4,296,695	4,234,750
Options exercisable at December 31	2,493,215	2,959,305	2,896,200
Shares available for options	443,655	293,175	168,150

        The weighted average exercise price is as follows:

	2002	2001	2000
Shares under option at January 1	$18.42	$17.98	$18.65
Options granted	20.63	20.45	10.56
Options cancelled	16.98	16.06	18.70
Options exercised	18.37	15.77	—

Shares under option at December 31	18.69	18.42	17.98
Options exercisable at December 31	18.16	18.31	18.18

        The following is a summary of the status of options outstanding at December 31, 2002:

		Outstanding Options		Exercisable Options
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$10.56	297,575	17.9	$10.56	123,365	$10.56
15.00-15.50	485,000	5.8	15.41	485,000	15.41
15.69-16.25	443,050	14.0	15.84	316,750	15.90
16.75	214,000	7.3	16.75	214,000	16.75
17.63-18.75	164,300	9.6	18.69	164,300	18.69
19.38-19.75	618,150	13.3	19.56	558,150	19.58
20.45	416,300	18.4	20.45	94,300	20.45
20.63	411,000	19.9	20.63	2,500	20.63
22.25	534,850	11.1	22.25	534,850	22.25
25.56	250,000	14.8	25.56	—	—

	3,834,225			2,493,215

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

17.  RESTRUCTURING

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

        The change in accrued restructuring costs from December 31, 2001 to December 31, 2002 was as follows:

(in thousands)	December 31, 2001	New Charges, net	Payments	Currency translation/other	December 31, 2002
Termination costs	$17,532	$—	$(12,200)	$(21)	$5,311
Plant rationalization costs	2,327	—	(246)	(1,530)	551
Lease obligations	4,658	—	(1,470)	383	3,571

	$24,517	$—	$(13,916)	$(1,168)	$9,433

        The change in accrued restructuring costs from January 1, 2001 to December 31, 2001 was as follows:

(in thousands)	January 1, 2001	New Charges, net	Payments	Currency translation/other	December 31, 2001
Termination costs	$11,248	$11,321	$(4,337)	$(700)	$17,532
Plant rationalization costs	—	8,303	—	(5,976)	2,327
Lease obligations	3,071	2,268	(892)	211	4,658

	$14,319	$21,892	$(5,229)	$(6,465)	$24,517

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
CONSOLIDATED STATEMENTS OF CASH FLOWS ALBANY INTERNATIONAL CORP.
FINANCIAL REVIEW
ELEVEN YEAR SUMMARY ALBANY INTERNATIONAL CORP.
ELEVEN YEAR SUMMARY ALBANY INTERNATIONAL CORP.
QUARTERLY FINANCIAL DATA (unaudited)