Form 10-K, Exhibit 13
period 2003-12-31
ALBANY INTERNATIONAL CORP /DE/
filed 2004-03-11
CIK 819793

FINANCIAL SECTION

Contents
Report of Management	21
Report of Independent Auditors	21
Consolidated Statements of Income and Retained Earnings	22
Consolidated Statements of Comprehensive Income	23
Consolidated Balance Sheets	24
Consolidated Statements of Cash Flows	25
Notes to Consolidated Financial Statements	26
Financial Review	46
Eleven Year Summary	54
Quarterly Financial Data	56

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

      Management maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. A program of internal audits and management reviews provides a monitoring process that allows the Company to be reasonably sure that the system of internal accounting controls operates effectively.

      The financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors. Their role is to express an opinion as to whether management's financial statements present fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America, the Company's financial condition and operating results. Their opinion is based on procedures that include reviewing and evaluating certain aspects of selected systems, procedures and internal accounting controls, and conducting such tests as they deem necessary.

      The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with the independent auditors, management and internal audit to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors meet regularly with the Audit Committee without the presence of management to discuss results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

Frank R. Schmeler
 Chairman of the Board and Chief Executive Officer

Michael C. Nahl
 Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF ALBANY INTERNATIONAL CORP.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Albany International Corp. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 4 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

      As discussed in Note 6 to the consolidated financial statements, on January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities.

      As discussed in Note 16 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

Albany, New York
January 27, 2004

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

ALBANY INTERNATIONAL CORP.

(in thousands, except per share amounts)
For the years ended December 31,
	2003	2002	2001

Statements of Income
Net sales	$868,972	$816,047	$836,696
Cost of goods sold	507,786	475,765	497,301

Gross profit	361,186	340,282	339,395
Selling and general expenses	198,610	188,347	186,441
Technical and research expenses	55,211	49,847	46,950
Restructuring, net	21,751	—	21,892

Operating income	85,614	102,088	84,112
Interest income	(2,232)	(3,084)	(1,977)
Interest expense	17,306	20,620	30,893
Other expense/(income), net	662	5,003	2,833

Income before income taxes	69,878	79,549	52,363
Income taxes	15,720	25,041	19,374

Income before associated companies	54,158	54,508	32,989
Equity in (losses)/earnings of associated companies	(103)	270	342

Income before cumulative effect of changes in accounting principles, net of taxes	54,055	54,778	33,331
Cumulative effect of changes in accounting principles, net of taxes	—	(5,837)	(1,129)

Net income	54,055	48,941	32,202
Retained Earnings
Retained earnings, beginning of year	387,609	345,273	314,639
Less dividends	8,257	6,605	1,568

Retained earnings, end of year	$433,407	$387,609	$345,273

Earnings per share—basic:
Income before cumulative effect of changes in accounting principles	$1.64	$1.70	$1.07
Cumulative effect of changes in accounting principles	—	(0.18)	(0.03)

Net income	$1.64	$1.52	$1.04

Earnings per share—diluted:
Income before cumulative effect of changes in accounting principles	$1.61	$1.68	$1.06
Cumulative effect of changes in accounting principles	—	(0.18)	(0.03)

Net income	$1.61	$1.50	$1.03

Dividends per share	$0.25	$0.205	$0.05

The accompanying notes are an integral part of the consolidated financial statements.

       CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

       ALBANY INTERNATIONAL CORP.

(in thousands)
For the years ended December 31,
	2003	2002	2001

Net income	$54,055	$48,941	$32,202
Other comprehensive income/(loss), before tax:
Foreign currency translation adjustments	81,787	47,550	(29,259)
Pension liability adjustments	(5,668)	(34,815)	(20,043)
Derivative valuation adjustment:
Transition adjustment as of January 1, 2001	—	—	(4,888)
Increase (decrease) in fair value	7,084	(8,484)	(8,204)
Income taxes related to items of other comprehensive income/(loss)	(279)	16,020	13,083

Comprehensive income/(loss)	$136,979	$69,212	$(17,109)

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED BALANCE SHEETS

                 ALBANY INTERNATIONAL CORP.

(in thousands, except share data)
At December 31,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$78,822	$18,799
Accounts receivable, less allowance for doubtful accounts ($8,673 in 2003; $11,790 in 2002)	151,157	135,339
Note receivable	21,814	20,075
Inventories
Finished goods	93,787	90,766
Work in process	53,936	44,763
Raw material and supplies	29,805	28,534
Prepaid expenses	8,067	7,173
Deferred taxes	33,314	43,439

Total current assets	470,702	388,888

Property, plant and equipment, at cost, net	370,280	346,073
Investments in associated companies	5,278	4,849
Intangibles	15,790	16,274
Goodwill	159,543	137,146
Deferred taxes	63,657	65,574
Cash surrender value of life insurance	32,399	29,282
Other assets	21,274	23,435

Total assets	$1,138,923	$1,011,521

Liabilities
Current liabilities:
Notes and loans payable	$5,250	$12,224
Accounts payable	35,080	39,624
Accrued liabilities	122,550	101,510
Current maturities of long-term debt	1,949	1,914
Income taxes payable and deferred	13,682	31,222

Total current liabilities	178,511	186,494

Long-term debt	214,894	221,703
Other noncurrent liabilities	153,811	168,765
Deferred taxes and other credits	37,052	33,961

Total liabilities	584,268	610,923

Commitments and Contingencies	—	—
Shareholders' Equity
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none issued	—	—
Class A Common Stock, par value $.001 per share; authorized 100,000,000 shares; issued 32,548,938 in 2003 and 28,983,057 in 2002	33	29
Class B Common Stock, par value $.001 per share; authorized 25,000,000 shares; issued and outstanding 3,236,476 in 2003 and 5,607,576 in 2002	3	6
Additional paid-in capital	280,734	255,484
Retained earnings	433,407	387,609
Accumulated items of other comprehensive income:
Translation adjustments	(65,613)	(147,400)
Derivative valuation adjustment	(8,840)	(13,592)
Pension liability adjustment	(39,579)	(35,962)

	600,145	446,174
Less treasury stock, at cost	45,490	45,576

Total shareholders' equity	554,655	400,598

Total liabilities and shareholders' equity	$1,138,923	$1,011,521

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF CASH FLOWS

          ALBANY INTERNATIONAL CORP.

(in thousands)
For the years ended December 31,
	2003	2002	2001

Operating Activities
Net income	$54,055	$48,941	$32,202
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses/(earnings) of associated companies	103	(270)	(342)
Depreciation	51,003	47,478	45,792
Amortization	5,091	5,385	11,754
Provision for deferred income taxes, other credits and long-term liabilities	(6,908)	(21,094)	(18,634)
Provision for write-off of buildings and equipment	14,671	—	—
Cumulative effect of changes in accounting principles	—	5,837	1,129
Increase in cash surrender value of life insurance, net of premiums paid	(1,998)	(569)	(1,434)
Unrealized currency transaction gains	(8,286)	(1,933)	(1,040)
Gains on disposition of assets	(513)	(2,688)	(1,323)
Shares contributed to ESOP	5,398	4,635	4,835
Tax benefit of options exercised	2,289	1,672	577
Changes in operating assets and liabilities:
Accounts receivable	17,819	14,737	30,066
Sale of accounts receivable	(2,134)	7,237	63,878
Note receivable	(1,739)	1,028	(21,103)
Inventories	3,171	17,687	42,797
Prepaid expenses	(894)	(1,885)	2,245
Accounts payable	(4,544)	(10,653)	(4,449)
Accrued liabilities	12,457	(5,671)	11,967
Income taxes payable	(9,294)	8,346	10,848
Other, net	1,777	605	4,513

Net cash provided by operating activities	131,524	118,825	214,278

Investing Activities
Purchases of property, plant and equipment	(51,849)	(31,678)	(25,831)
Purchased software	(1,072)	(1,465)	(2,407)
Proceeds from sale of assets	2,653	6,373	6,828
(Repayments of)/loans from life insurance policies	—	(25,934)	10,602
Premiums paid for life insurance	(1,118)	(1,159)	(1,161)

Net cash used in investing activities	(51,386)	(53,863)	(11,969)

Financing Activities
Proceeds from borrowings	45,833	60,208	67,400
Principal payments on debt	(59,709)	(106,446)	(265,158)
Proceeds from options exercised	17,559	14,950	4,907
Dividends paid	(7,692)	(6,391)	—

Net cash used in financing activities	(4,009)	(37,679)	(192,851)

Effect of exchange rate changes on cash flows	(16,106)	(14,637)	(8,664)

Increase in cash and cash equivalents	60,023	12,646	794
Cash and cash equivalents at beginning of year	18,799	6,153	5,359

Cash and cash equivalents at end of year	$78,822	$18,799	$6,153

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    1.   ACCOUNTING POLICIES

    Basis of Consolidation

  The consolidated financial statements include the accounts of Albany International Corp. and its subsidiaries (the "Company") after elimination of intercompany transactions. The Company has one subsidiary that is a qualified special purpose entity that is not consolidated, in accordance with Financial Accounting Standard (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (see Note 6). The Company has 50% interests in an entity in South Africa, an entity in England and an entity in Russia. The consolidated financial statements include the Company's original investment in these entities, plus its share of undistributed earnings or losses, in the account "Investments in associated companies."

    Revenue Recognition

  The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The allowance for doubtful accounts is adequate to absorb estimated losses.

  The Company records the costs of freight associated with the shipment of goods as a deduction in the calculation of net sales. These freight costs were $18,971,000 in 2003, $16,452,000 in 2002, and $16,797,000 in 2001.

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

  Gains or losses resulting from intercompany loans and balances denominated in a currency other than the entity's local currency, forward exchange contracts that are not designated as hedges for accounting purposes and futures contracts are generally included in income in "Other expense/(income), net". Gains and losses resulting from other balances denominated in a currency other than the entity's local currency are recorded in "Selling and general expenses". Changes in value of forward exchange contracts that are effective as hedges for accounting purposes are generally recorded, net of tax, in "Other comprehensive income" and accumulated in shareholders' equity in the caption "Translation adjustments".

    Research Expense

  Research expense consists primarily of compensation and supplies and is charged to operations as incurred. Research expense was $26,353,000 in 2003, $24,918,000 in 2002, and $23,224,000 in 2001.

    Cash and Cash Equivalents

  Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

    Inventories

  Inventories are stated at the lower of cost or market and are valued at average cost.

    Property, Plant and Equipment

  Property, plant and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; accelerated methods are used for income tax purposes. Useful lives for buildings, and machinery and equipment are 25 to 40 years, and 3 to 10 years, respectively. Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred. The cost of fully depreciated assets remaining in use is included in the respective asset and accumulated depreciation accounts.

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

    Goodwill, Intangibles and Other Assets

  Prior to 2002, the excess purchase price over fair values assigned to net assets acquired (goodwill) had been amortized on a straight-line basis over 20 to 40 years. Beginning in 2002, the Company adopted the provisions of FAS No. 142 "Goodwill and Other Intangible Assets" which eliminated the prior practice of goodwill amortization and instead adopted an impairment-only approach (see Note 4). Goodwill and other long-lived assets are reviewed for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. In accordance with FAS No. 142, the Company performs a test for goodwill impairment at least annually during the second quarter of the year.

  Patents, trade names and technology, at cost, are amortized on a straight-line basis over 8 to 12 years. Computer software purchased for internal use, at cost, is amortized on a straight-line basis over 5 years and is included in "Other assets."

  The Company has investments in other companies that are accounted for under either the cost method or equity method of accounting. The Company performs regular reviews of the financial condition of the investees to determine if its investment is impaired. If the financial condition of the investees were to no longer support their valuations, the Company would record an impairment charge.

    Cash Surrender Value of Life Insurance

  The Company has life insurance policies on certain present and former employees. The Company may convert the cash surrender value of these policies to cash at any time.

    Stock Based Compensation

  As described in Note 15, the Company has stock based compensation plans for key employees. Prior to 2003, the Company issued stock options to certain key employees. Stock options are accounted for in accordance with the modified prospective method of FAS No. 148, "Accounting for Stock-Based Compensation—an Amendment of FAS No. 123". Under this method, the Company records compensation expense for any new options granted after December 31, 2002 or for changes to the terms of existing options. During 2003, there were no stock option grants and no compensation expense was recorded. The Company is continuing to follow the pro-forma disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation" and FAS No. 148.

    Derivatives

  Gains or losses on forward exchange contracts and other derivative instruments that function as an economic hedge against currency fluctuation effects on future revenue streams are recorded in "Other expense/(income), net". All open positions on forward exchange contracts are valued at fair value using the estimated forward rate of a matching contract.

  Gains or losses on forward exchange contracts and other derivative instruments that are designated as a hedge of a foreign operation's net assets and long-term intercompany loans not intended to be repaid in the foreseeable future are recorded, net of tax, in "Translation adjustments", a separate component of shareholders' equity. These contracts reduce the risk of currency exposure on foreign currency net assets and do not exceed the foreign currency amount being hedged. To the extent the above criteria are not met, or the related assets are sold, extinguished, or terminated, activity associated with such hedges is recorded in "Other expense/(income), net".

    Income Taxes

  The Company accounts for income taxes in accordance with the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount expected to be realized. In the event it becomes more likely than not that some or all of the deferred tax asset allowances will not be needed, the valuation allowance will be adjusted.

  It is the Company's policy to accrue appropriate U.S. and non-U.S. income taxes on earnings of subsidiary companies that are intended to be remitted to the parent company in the near future.

  The provision for taxes is reduced by investment and other tax credits in the years such credits become available.

    Pension and Postretirement Benefit Plans

  Substantially all employees are covered under either Company or government-sponsored pension plans. The defined benefit pension plan in the United States was closed to new participants as of October 1998. The plans are generally trusteed or insured and accrued amounts are funded as required in accordance with governing laws and regulations. The annual expense and liability recognized for defined benefit pension plans and postretirement benefit plans are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each fiscal year. The Company considers current market conditions, including changes in interest rates, in making these assumptions.

    Reclassifications

  Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

    Earnings Per Share

  Net income per share is computed using the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities (stock options). Dilutive common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of options are used to repurchase common stock at the average market value.

    Recent Accounting Pronouncements

  In April 2003, the Financial Accounting Standards Board ("FASB") issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", (FAS No. 149). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and other hedging activities entered into after June 30, 2003. The Company's adoption of FAS No. 149 did not have a material effect on its financial statements.

  In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", (FAS No. 150). This Standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard became effective for any financial instruments entered into or modified after May 31, 2003. The Company's adoption of FAS No. 150 did not have a material effect on its financial statements.

  In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". In December 2003, the FASB issued a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. FIN 46 gives guidance that determines whether consolidation of a Variable Interest Entity is required. The Company has a subsidiary that is not consolidated in these financial statements because it is a Qualified Special Purpose Entity under FAS No. 140 (see Note 6). FIN 46 is effective now for certain Special Purpose Entity relationships and for all other entity relationships after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material effect on its financial statements.

    2.   EARNINGS PER SHARE

  The amounts used in computing earnings per share and the weighted average number of shares of potentially dilutive securities are as follows:

(in thousands, except market price data)	2003	2002	2001

Income available to common shareholders:
Income available to common shareholders	$54,055	$48,941	$32,202

Weighted average number of shares:
Weighted average number of shares used in net income per share calculations	32,889	32,126	31,089
Effect of dilutive securities: stock options	622	509	259

Weighted average number of shares used in diluted net income per share calculations	33,511	32,635	31,348

Average market price of common stock used for calculation of diluted shares	$27.13	$23.41	$18.91

  Total shares issued and outstanding were 33,595,376 as of December 31, 2003, and 32,396,840 as of December 31, 2002.

    3.   PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment are summarized below:

(in thousands)	2003	2002

Land	$32,983	$29,241
Buildings	198,567	175,353
Machinery and equipment	674,710	580,338

	906,260	784,932

Accumulated depreciation	535,980	438,859

	$370,280	$346,073

  Expenditures for maintenance and repairs are charged to income as incurred and amounted to $19,078,000 in 2003, $18,522,000 in 2002, and $18,643,000 in 2001.

  Capital expenditures were $51,849,000 in 2003, $31,678,000 in 2002, and $25,831,000 in 2001. At the end of 2003, the Company was committed to $40,696,000 of future expenditures for new equipment and facilities.

  Construction in progress was $4,219,000 in 2003, and $398,000 in 2002. Depreciation expense was $51,003,000 in 2003, $47,478,000 in 2002, and $45,792,000 in 2001.

    4.   GOODWILL AND INTANGIBLES

  Effective January 1, 2002, the Company adopted Statement of FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. An initial transition impairment test of goodwill was required as of January 1, 2002. The Company completed this initial transition impairment test which resulted in a non-cash charge of $5,837,000 to write-off the carrying value of goodwill in the Applied Technologies segment. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of income and retained earnings. There was no tax effect from this charge. As required by FAS No. 142, the Company performed its annual test for impairment during the second quarters of 2002 and 2003 and determined that there was no impairment of goodwill in the Engineered Fabrics or Albany Door Systems segments.

  For purposes of applying FAS No. 142, the Company has determined that the reporting units are consistent with the operating segments identified in Note 12, Operating Segment and Geographic Data. Fair values of the reporting units and the related implied fair values of their respective goodwill were established using public company analysis and discounted cash flows.

  The Company is continuing to amortize certain patents and trade names that have finite lives.

  The changes in intangible assets and goodwill from January 1, 2002 to December 31, 2003 were as follows:

	Balance at December 31, 2002		Currency translation/ other	Balance at December 31, 2003
(in thousands)		Amortization

Amortizable intangible assets:
Patents	$3,241	$415	$943	$3,769
Trade names	3,566	588	548	3,526

Total	6,807	1,003	1,491	7,295
Deferred pension costs	9,467	—	(972)	8,495

Total intangibles	$16,274	$1,003	$519	$15,790

Unamortized intangible assets:
Goodwill	$137,146	$—	$22,397	$159,543

	Balance at January 1, 2002		Currency translation/ other	Balance at December 31, 2002
(in thousands)		Amortization

Amortizable intangible assets:
Patents	$3,091	$333	$483	$3,241
Trade names	3,398	519	687	3,566

Total	6,489	852	1,170	6,807
Deferred pension costs	8,906	—	561	9,467

Total intangibles	$15,395	$852	$1,731	$16,274

Unamortized intangible assets:
Goodwill	$127,944	$—	$9,202	$137,146

  The change in goodwill resulted primarily from the transitional impairment test and the effect of currency translation rates.

  As of December 31, 2003, the remaining goodwill included $131,273,000 in the Engineered Fabrics segment and $28,270,000 in the Albany Door Systems segment.

  Estimated amortization expense (in thousands) for the years ending December 31, 2004 through 2008 is as follows:

Annual Amortization
Year

2004	$1,000
2005	1,000
2006	1,000
2007	1,000
2008	1,000

  The following table shows the effect FAS No. 142 had on net income and earnings per share since adoption:

(in thousands, except per share amounts)	2003	2002	2001

Net income, as reported	$54,055	$48,941	$32,202
Add back amortization of goodwill	—	—	6,800

Adjusted net income	$54,055	$48,941	$39,002

Earnings per share-basic:
Net income, as reported	$1.64	$1.52	$1.04
Add back amortization of goodwill	—	—	0.21

Adjusted net income	$1.64	$1.52	$1.25

Earnings per share-diluted:
Net income, as reported	$1.61	$1.50	$1.03
Add back amortization of goodwill	—	—	0.21

Adjusted net income	$1.61	$1.50	$1.24

    5.   ACCRUED LIABILITIES

  Accrued liabilities consists of:

(in thousands)	2003	2002

Salaries and wages	$28,859	$23,132
Employee benefits	25,173	26,666
Pension liability - current portion (see Note 13)	23,640	12,000
Interest rate swaps - current portion (see Note 6)	10,108	9,977
Returns and allowances	6,206	5,471
Interest	1,242	1,378
Restructuring costs - current portion (see Note 16)	8,538	5,472
Other	18,784	17,414

	$122,550	$101,510

    6.   FINANCIAL INSTRUMENTS

  Notes and loans payable at December 31, 2003 and 2002 were short-term debt instruments with banks, denominated in local currencies with a weighted average interest rate of 1.09% in 2003 and 3.14% in 2002.

  Long-term debt at December 31, 2003 and 2002, principally to banks and bondholders, exclusive of amounts due within one year, consists of:

(in thousands)	2003	2002

August 1999 credit agreement with borrowings outstanding at an average interest rate of 1.94% in 2003 and 2.19% in 2002	$200,000	$200,000
Various notes and mortgages relative to operations principally outside the United States, at an average interest rate of 6.61% in 2003 and 6.23% in 2002, due in varying amounts through 2008	3,244	9,418
Industrial revenue financings at an average interest rate of 6.58% in 2003 and 6.32% in 2002, due in varying amounts through 2009	11,650	12,285

	$214,894	$221,703

  The weighted average interest rate for all debt was 2.47% in 2003 and 3.05% in 2002.

  Principal payments due on long-term debt for the next five years are: 2004, $1,949,000; 2005, $1,325,000; 2006, $1,106,000; 2007, $11,150,000; 2008, $1,123,000 and thereafter $200,190,000.

  Interest paid was $17,398,000 in 2003, $21,377,000 in 2002, and $32,169,000 in 2001.

  In August 1999, the Company entered into a $750 million credit agreement with its banks. This facility included a $250 million term loan and a $500 million revolving loan. The loan was fully repaid and the credit agreement terminated in January 2004. As of December 31, 2003, the Company had $874,000 of unamortized deferred financing costs related to this credit facility that will be written off in the first quarter of 2004. As of December 31, 2003, borrowings under the old credit facility are classified as long-term because the payoff of the loan was financed with a long-term credit facility.

  In January 2004, the Company entered into a new, unsecured five-year $460 million revolving credit agreement with a group of banks. Under the agreement, the Company pays a fee on the unused portion of the commitment, and pays interest, at variable rates plus a spread, on the drawn portion. The spread is determined by the Company's leverage ratio, as defined in the agreement. The agreement includes a number of covenants that limit the Company's ability to purchase Common Stock, pay dividends, acquire other companies or dispose of its assets, and also requires the Company to maintain a leverage ratio of not greater than 3.00 to 1.00 and a minimum interest coverage of at least 3.00 to 1.00. As of December 31, 2003, the Company's leverage ratio under the new agreement would have been 0.97 to 1.00. The Company may purchase its Common Stock or pay dividends to the extent its leverage ratio remains at or below 2.25%, and may make acquisitions provided its leverage ratio would not exceed 2.50 to 1.00 after giving pro forma effect to the acquisition.

  The Company borrowed $200 million under the new agreement at the closing and used the proceeds to satisfy its obligations under its old agreement. Based on the maximum leverage ratio as of December 31, 2003, the Company would have been able to borrow an additional $260 million under the new agreement. If any bank in the lending group is unable to meet its commitment to lend, the Company may be unable to borrow the full amount. The Company does not expect that any of the banks in the bank group will be unable to meet their commitments.

  During 2000, the Company entered into swap agreements that hedge a portion of its interest rate exposure. Under the terms of the agreements, each party makes payments on a notional amount of $100,000,000. The Company pays a blended fixed rate of 7.17% and the counterparties pay a floating rate based on LIBOR. These swap agreements expire on June 6, 2005. As of December 31, 2003, the blended rate receivable from the counterparties was 1.18%. On January 2, 2001, the Company entered into four additional swap agreements which fixed interest rates on an additional notional amount of $100,000,000. The blended fixed rate payable by the Company under these agreements is 5.65%. The counterparties pay a floating rate, based on LIBOR which was 1.18%, at December 31, 2003. These agreements expire on August 11, 2005. The total cost of the swap agreements of $10,440,000 in 2003, $9,251,000 in 2002, and $3,423,000 in 2001 was recorded as "Interest expense". Including the debt that has been hedged, the Company has fixed the interest rate on approximately 98% of its debt.

  At December 31, 2003, the Company had open forward exchange contracts with a total unrealized gain of $6,047,000. These financial instruments were held for purposes other than trading. For all positions there is risk from the possible inability of the counterparties (major financial institutions) to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates which may reduce the benefit of the contracts. However, for most closed forward exchange contracts, both the purchase and sale sides of the Company's exposures were with the same financial institution. The Company seeks to control risk by evaluating the credit-worthiness of counterparties and by monitoring the currency exchange and interest rate markets, hedging risks in compliance with internal guidelines and reviewing all principal economic hedging contracts with designated directors of the Company.

  On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Standard requires that all derivative instruments are recognized on the balance sheet at their fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges in accordance with the Standard. The change in fair value for those derivatives that qualify as hedges are recorded in shareholders' equity, net of tax, in the caption "Derivative valuation adjustment". The Company's interest rate swaps qualify as cash flow hedges as defined in the Standard and, accordingly, changes in the fair value are recognized in liabilities and "Other comprehensive income". Subsequently, amounts will be reclassified to "Interest expense" in accordance with the Standard. On the date of adoption, the Company recognized an initial transition adjustment of $4,888,000. The fair value of the interest rate swaps declined an additional $8,204,000 in 2001 and $8,484,000 in 2002. In 2003, the fair value of the swaps increased $7,084,000. Included in "Accrued liabilities" is $10,108,000 in 2003 and $9,977,000 in 2002 for the estimated cash payments in the following year under the swap agreements, with the remaining liability, $4,384,000 in 2003 and $11,599,000 in 2002, included in "Other noncurrent liabilities". The Company had a lease for manufacturing facilities with an embedded derivative that was recognized in earnings in accordance with this Standard. The cumulative after-tax effect of this change in accounting principle in 2001 was expense of $1,129,000. Included in "Other expense/(income), net" is income of $42,000 in 2003, $357,000 in 2002 and $1,482,000 in 2001 related to changes in fair value of this derivative.

  During 2001, the Company entered into a trade accounts receivable program whereby it sells, without recourse, certain North American accounts receivable to a qualified special purpose entity (QSPE), as defined under FAS No. 140. This form of financing results in a lower current incremental cost of financing than the lowest rate on the Company's revolving credit agreement and it broadens the Company's sources of financing. The QSPE is a wholly owned subsidiary of the Company and, in accordance with FAS No. 140, its financial statements are not consolidated with the financial statements of the Company. The QSPE finances a portion of the accounts receivable purchased by selling an undivided ownership interest in the pool of purchased receivables to an unrelated third party for cash. The balance of the purchase price is financed by the Company, in exchange for a note receivable. In addition to financing a portion of the purchase price, the Company performs certain administrative functions for the QSPE, including collecting the accounts receivable, in exchange for a fee.

  Eligible accounts receivable are sold at a discount to the QSPE on an ongoing basis at the discretion of the Company and the amount is subject to change. The eligibility of accounts receivable is based on certain criteria agreed to by the Company and the unrelated third party. The discount rate is determined by the average time the accounts receivable are outstanding, current interest rates, and estimated credit losses.

  The following summarizes information about the receivables sold:

	December 31,
(in thousands, except interest rates)	2003	2002

Balances as of year end:
Amount of receivables sold	$68,981	$71,115
Cash received for receivables sold	45,164	48,917
Note receivable from QSPE	21,814	20,075
Interest rate on note receivable from QSPE	1.57%	2.41%

Amounts recognized for the year ended:
Discount expense (included in "Other expense/(income), net")	$1,848	$2,053

  The unconsolidated subsidiary receives cash from an unrelated third party in exchange for an undivided ownership interest in the accounts receivable. As of December 31, 2003, the unconsolidated subsidiary had assets of $22,582,000 consisting primarily of the $68,981,000 of accounts receivables sold to it by the Company, net of the $45,164,000 interest sold to the unrelated third party, and an allowance for doubtful accounts. As of December 31, 2003, the liabilities of the unconsolidated subsidiary were $21,832,000 consisting principally of the note payable to the Company. As of December 31, 2003, the unconsolidated subsidiary had equity of $750,000.

    7.   COMMITMENTS AND CONTINGENCIES

  Principal leases are for machinery and equipment, vehicles and real property. Certain leases contain renewal and purchase option provisions at fair market values. There were no significant capital leases. Total rental expense amounted to $19,032,000, $19,962,000, and $22,198,000 for 2003, 2002, and 2001, respectively.

  Future rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are: 2004, $15,014,000; 2005, $13,144,000; 2006, $9,856,000; 2007, $6,334,000; 2008, $3,287,000 and thereafter, $2,431,000.

  The Company has guaranteed a letter of credit to a bank that loaned money to a joint venture partner in South Africa. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African rand and was approximately $4,184,000 as of December 31, 2003.

  Albany International Corp. ("Albany") is a defendant in suits brought in various courts in the United States by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products previously manufactured by Albany. Albany's production of asbestos-containing paper machine clothing products was limited to certain synthetic dryer fabrics marketed during the period from 1967 to 1976 and used in certain paper mills. Such fabrics generally had a useful life of three to twelve months.

  Albany was defending against 28,390 such claims as of February 13, 2004. This compares with 28,838 such claims as of December 31, 2003, 28,691 claims as of October 24, 2003, 28,457 claims as of August 1, 2003, 22,593 claims as of December 31, 2002, 7,347 claims as of December 31, 2001, 1,997 claims as of December 31, 2000, and 2,276 claims as of December 31, 1999. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by Albany.

  Albany anticipates that additional claims will be filed against it and the related companies in the future but is unable to predict the number and timing of such future claims. These suits typically involve claims against from twenty to over two hundred defendants, and the complaints usually fail to identify the plaintiffs' work history or the nature of the plaintiffs' alleged exposure to Albany's products. In the vast majority of these suits, claimant work histories have not been provided. In cases in which work histories have been provided, approximately one-third of the claimants have alleged time spent in a paper mill, and only a portion of those claimants have alleged time spent in a paper mill to which Albany is believed to have supplied asbestos-containing products.

  Approximately 23,569 of the claims pending against Albany are filed in various counties in Mississippi. The Company expects that only a portion of these claimants will be able to demonstrate time spent in a paper mill to which Albany supplied asbestos-containing products during a period in which Albany's asbestos-containing products were in use. Based on past experience, communications from certain plaintiffs' counsel and the advice of the Company's Mississippi counsel, the Company expects the percentage of claimants with paper mill exposure in the Mississippi proceedings to be considerably lower than the total number of claims asserted. It is the position of Albany and the other paper machine clothing defendants that there was insufficient exposure to asbestos from any paper machine clothing products to cause asbestos-related injury to any plaintiff. Furthermore, asbestos contained in Albany's synthetic products was encapsulated in a resin-coated yarn woven into the interior of the fabric, further reducing the likelihood of fiber release. While the Company believes it has meritorious defenses to these claims, it has settled certain of these cases for amounts it considers reasonable given the facts and circumstances of each case. The Company's insurer, Liberty Mutual, has defended each case under a standard reservation of rights. As of February 13, 2004, the Company had resolved, by means of settlement or dismissal, 6,168 claims, and had reached tentative agreement to resolve an additional 4,563 claims reported above as pending. The total cost of resolving all

  10,731 such claims was $5,201,500. Of this amount, $5,166,500, or 99%, was paid by the Company's insurance carrier. The Company has more than $130 million in confirmed insurance coverage that should be available with respect to current and future asbestos claims, as well as additional insurance coverage that it should be able to access.

    Brandon Drying Fabrics, Inc.

  Brandon Drying Fabrics, Inc. ("Brandon"), a subsidiary of Geschmay Corp., is also a separate defendant in most of these cases. Brandon was defending against 10,491 claims as of February 13, 2004. This compares with 10,242 such claims as of December 31, 2003, 11,983 claims as of October 24, 2003, 11,802 claims as of December 31, 2002, 8,759 claims as of December 31, 2001, 3,598 claims as of December 31, 2000, and 1,887 claims as of December 31, 1999. The Company acquired Geschmay Corp., formerly known as Wangner Systems Corporation, in 1999. Brandon is a wholly-owned subsidiary of Geschmay Corp. In 1978, Brandon acquired certain assets from Abney Mills ("Abney"), a South Carolina textile manufacturer. Among the assets acquired by Brandon from Abney were assets of Abney's wholly-owned subsidiary, Brandon Sales, Inc. which, among other things, had sold dryer fabrics containing asbestos made by its parent, Abney. It is believed that Abney ceased production of asbestos-containing fabrics prior to the 1978 transaction. Although Brandon manufactured and sold dryer fabrics under its own name subsequent to the asset purchase, none of such fabrics contained asbestos. Under the terms of the Assets Purchase Agreement between Brandon and Abney, Abney agreed to indemnify, defend, and hold Brandon harmless from any actions or claims on account of products manufactured by Abney and its related corporations prior to the date of the sale, whether or not the product was sold subsequent to the date of the sale. It appears that Abney has since been dissolved. Nevertheless, a representative of Abney has been notified of the pendency of these actions and demand has been made that it assume the defense of these actions. Because Brandon did not manufacture asbestos-containing products, and because it does not believe that it was the legal successor to, or otherwise responsible for obligations of, Abney with respect to products manufactured by Abney, it believes it has strong defenses to the claims that have been asserted against it. In some instances, plaintiffs have voluntarily dismissed claims against it, while in others it has entered into what it considers to be reasonable settlements. As of February 13, 2004, Brandon has resolved, by means of settlement or dismissal, 5,999 claims for a total of $152,499. Brandon's insurance carriers have agreed to pay 88.2% of the total indemnification and defense costs related to these proceedings, subject to the standard reservation of rights. The remaining 11.8% is being sought from an insurance company that denies that it issued a policy. Brandon's internal records demonstrate otherwise, and Brandon has filed suit against this company as well as its other carriers. Based on advice of counsel, Brandon is confident that it will prevail in establishing 100% indemnification and defense cost coverage.

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

  In July 2003, the Judiciary Committee of the United States Senate approved a bill that would provide compensation for persons injured as the result of exposure to asbestos. Funds would be provided by mandatory contributions from defendant corporations and insurance companies. If passed in its current form, the legislation would require the Company to make payments of up to $1 million per year for up to 27 years. Such payments would not be covered by any of the Company's insurance policies. There can be no assurance that such legislation will be passed, or that it will be passed in its present form.

    Other Proceedings

  The Company has been named as respondent in an arbitration filed in the International Court of Arbitration of the International Chamber of Commerce ("ICC"). The Request for Arbitration was filed on February 17, 2003 by Mistral International Finance A.G. and Golden Bridge S.A. (the "Claimants"). The Claimants seek to recover $19,123,589 based upon an alleged breach of a Share Purchase Agreement by which the Company purchased all of the shares of six wholly owned subsidiaries of Claimants, alleging that the subsequent termination of certain leases by a subsidiary of the Company deprived the Claimants of a portion of the purchase price of these shares. The arbitration hearing was held in this matter during February 2004, and the Company is awaiting the decision of the arbitral tribunal.

    8.   OTHER NONCURRENT LIABILITIES

  Other noncurrent liabilities consists of:

(in thousands)	2003	2002

Pension liability (see Note 13)	$64,526	$75,190
Postretirement benefits other than pensions (see Note 13)	61,277	57,206
Deferred compensation (see Note 15)	10,656	12,364
Interest rate swaps (see Note 6)	4,384	11,599
Other	12,968	12,406

	$153,811	$168,765

    9.   SHAREHOLDERS' EQUITY

  The Company has two classes of Common Stock, Class A Common Stock and Class B Common Stock, each with a par value $.001 and equal liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to shareholders, and each share of Class B Common Stock is entitled to ten votes. Class A and Class B Common Stock will receive equal dividends as the Board of Directors may determine from time to time. The Class B Common Stock is convertible into an equal number of shares of Class A Common Stock at any time. At December 31, 2003, 6,060,106 shares of Class A Common Stock were reserved for the conversion of Class B Common Stock and the exercise of stock options.

  In January 1998, the Board authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous, and 1,616,900 shares were purchased pursuant to this authorization. No shares have been purchased since October 1998. Management remains authorized to purchase 1,383,100 shares without further announcement.

  Dividends payable were $2,346,000 and $1,781,000 as of December 31, 2003 and 2002, respectively.

  Changes in shareholders' equity for 2003, 2002, and 2001 are as follows:

	Class A Common Stock		Class B Common Stock			Treasury Stock Class A
					Additional Paid-in Capital
(in thousands)	Shares	Amount	Shares	Amount		Shares	Amount

Balance: January 1, 2001	27,138	$27	5,869	$6	$223,897	2,201	$45,738
Shares contributed to ESOP	261	—	—	—	4,835	—	—
Conversion of Class B shares to Class A shares	2	—	(2)	—	—	—	—
Options exercised	311	1	—	—	5,483	—	—
Shares issued to Directors	—	—	—	—	(2)	(4)	(87)

Balance: December 31, 2001	27,712	$28	5,867	$6	$234,213	2,197	$45,651
Shares contributed to ESOP	197	—	—	—	4,635	—	—
Conversion of Class B shares to Class A shares	259	—	(259)	—	—	—	—
Options exercised	815	1	—	—	16,621	—	—
Shares issued to Directors	—	—	—	—	15	(3)	(75)

Balance: December 31, 2002	28,983	$29	5,608	$6	$255,484	2,194	$45,576
Shares contributed to ESOP	209	—	—	—	5,398	—	—
Conversion of Class B shares to Class A shares	2,371	3	(2,371)	(3)	—	—	—
Options exercised	986	1	—	—	19,847	—	—
Shares issued to Directors	—	—	—	—	5	(4)	(86)

Balance: December 31, 2003	32,549	$33	3,237	$3	$280,734	2,190	$45,490

10.   OTHER EXPENSE/(INCOME), NET

  The components of other expense/(income), net, as further described in Note 6, are:

(in thousands)	2003	2002	2001

Currency transactions	$(8,218)	$(2,680)	$(1,932)
Lease with embedded derivative	(42)	(357)	(1,482)
Discount expense associated with sale of accounts receivable	1,848	2,053	1,794
Sale of buildings	(513)	—	(1,323)
Amortization of debt issuance costs and loan origination fees	2,790	2,093	2,258
Other	4,797	3,894	3,518

	$662	$5,003	$2,833

11.   INCOME TAXES

  The components of income/(loss) before income taxes and the income tax provision are as follows:

(in thousands)	2003	2002	2001

Income/(loss) before income taxes:
United States (U.S.)	$2,107	$24,527	$(2,775)
Non-U.S.	67,771	55,022	55,138

	$69,878	$79,549	$52,363

Current:
U.S. Federal	$(5,407)	$7,892	$5,545
U.S. State	375	539	1,024
Non-U.S.	17,698	23,571	29,012

	12,666	32,002	35,581

Deferred:
U.S. Federal	1,588	1,169	(5,633)
U.S. State	(256)	709	(897)
Non-U.S.	1,722	(8,839)	(9,677)

	3,054	(6,961)	(16,207)

Total provision for income taxes	$15,720	$25,041	$19,374

  The significant components of deferred income tax expense/(benefit) are as follows:

(in thousands)	2003	2002	2001

Net effect of temporary differences	$7,427	$(433)	$(10,388)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	1,321	1,232	(1,729)
Benefit of loss carryforward	(5,694)	(7,760)	(4,090)

	$3,054	$(6,961)	$(16,207)

  A reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

	2003	2002	2001

U.S. statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.5	1.0	(0.5)
Non-U.S. tax rates	(4.5)	(3.4)	(0.3)
Repatriation of earnings	(7.6)	2.8	5.1
Non-U.S. statutory tax rate changes	1.9	1.5	(3.3)
Non-U.S. tax addition to valuation allowance	6.4	—	—
Favorable resolution of contingency related to prior years	(7.5)	(3.5)	—
Other	(2.7)	(1.9)	1.0

Effective tax rate	22.5%	31.5%	37.0%

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	U.S.		Non-U.S.
(in thousands)	2003	2002	2003	2002

Current deferred tax assets:
Accounts receivable	$392	$1,606	$1,341	$687
Inventories	7,149	2,870	—	—
Tax credit carryforward	7,638	7,913	—	—
Tax loss carryforward	7,444	—	274	10,087
Restructuring costs	4,096	6,843	—	—
Other	1,284	2,442	3,696	10,991

Total current deferred tax assets	28,003	21,674	5,311	21,765

Noncurrent deferred tax assets:
Sale leaseback transaction	1,353	1,052	—	753
Deferred compensation	8,949	12,509	—	—
Depreciation	(12,540)	(14,697)	2,061	77
Postretirement benefits	32,817	40,760	2,573	2,041
Tax loss carryforward	868	868	27,866	20,608
Deferred intercompany gain	6,172	—	—	—
Other	(40)	2,914	371	379

Noncurrent deferred tax assets before valuation allowance	37,579	43,406	32,871	23,858
Less: valuation allowance	—	—	(6,793)	(1,690)

Net noncurrent deferred tax assets	$37,579	$43,406	$26,078	$22,168

Total deferred tax assets	$65,582	$65,080	$31,389	$43,933

Total current deferred tax liabilities	$—	$—	$7,556	$7,129

Difference between book and tax depreciation	—	—	28,640	27,448
Other	—	—	1,619	—

Total noncurrent deferred tax liability	—	—	30,259	27,448

Total deferred tax liabilities	$—	$—	$37,815	$34,577

  The deferred income tax assets will be realized through the reversal of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future taxable income. In 2003, the Company recorded a valuation allowance of $4,500,000 against deferred tax assets for non-U.S. net operating loss carryforwards. The Company intends to maintain a full valuation allowance for this net operating loss carryforward until sufficient positive evidence exists to support the reversal of the valuation allowance.

  At December 31, 2003, the Company had available $35,500,000 of net operating loss carryforwards with expiration dates ranging from one year to indefinite that may be applied against future taxable income. The Company has recorded valuation allowances of approximately $6,793,000 against the loss carryforwards. In addition, the Company has available foreign tax credit carryforwards of $4,600,000 that begin to expire in 2007 and research and development credits of $2,600,000 that begin to expire in 2023.

  The Company has not recognized U.S. deferred income taxes on $337,000,000 of undistributed earnings of its foreign subsidiaries because management considers such earnings to be permanently reinvested. If the earnings were distributed, the Company may be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

  In February 2003, the Internal Revenue Service (IRS) concluded its examination of the Company's tax returns up to and including 1998. As a result, the Company reversed tax accruals, which had the effect of reducing the 2003 income tax provision by $5,243,000. Years after 1998 are open to examination by the IRS. Management believes that adequate amounts have been reserved for any adjustments of taxes that may result from the audit of these years.

  Taxes paid, net of refunds, were $18,708,000 in 2003, $18,147,000 in 2002, and $18,902,000 in 2001. Income taxes payable were $12,919,000 and $24,093,000 as of December 31, 2003 and 2002, respectively.

  In January 2004, the Company received final notification of the resolution of certain income tax contingencies. As a result, the Company will record a favorable adjustment to income tax expense of $2,100,000 in the first quarter of 2004.

12.   OPERATING SEGMENT AND GEOGRAPHIC DATA

  In accordance with FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company's reportable segments. The accounting policies of the segments are the same as those described in "Accounting Policies" (see Note 1).

  The primary segment of the Company is Engineered Fabrics which includes developing, manufacturing, marketing and servicing custom designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries. Another segment of the Company, Albany Door Systems, is an aggregation of the Company's operations that manufacture, market and service high-performance doors. The Applied Technologies segment is made up of operations that manufacture products outside of the core businesses of the Company.

  The following table shows data by operating segment, reconciled to consolidated totals included in the financial statements:

(in thousands)	2003	2002	2001

Net sales
Engineered Fabrics	$717,104	$682,991	$690,784
Albany Door Systems	99,655	91,185	99,206
Applied Technologies	52,213	41,871	46,706

Consolidated total	$868,972	$816,047	$836,696

Depreciation and amortization
Engineered Fabrics	$46,084	$44,815	$47,818
Albany Door Systems	1,860	2,136	2,659
Applied Technologies	3,731	2,122	2,097
Corporate	4,419	3,790	4,972

Consolidated total	$56,094	$52,863	$57,546

Operating income/(loss)
Engineered Fabrics	$143,440	$161,875	$135,044
Albany Door Systems	(1,024)	1,093	9,556
Applied Technologies	6,065	3,311	1,651
Research expense	(26,353)	(24,918)	(23,224)
Unallocated expenses	(36,514)	(39,273)	(38,915)

Operating income	85,614	102,088	84,112
Reconciling items:
Interest income	2,232	3,084	1,977
Interest expense	(17,306)	(20,620)	(30,893)
Other expense, net	(662)	(5,003)	(2,833)

Consolidated income before income taxes	$69,878	$79,549	$52,363

Restructuring costs included in segment operating income:
Engineered Fabrics	$18,219	$—	$21,892
Albany Door Systems	2,351	—	—
Applied Technologies	677	—	—
Corporate	504	—	—

Consolidated total	$21,751	$—	$21,892

(in thousands)	2003	2002	2001

Operating assets
Engineered Fabrics	$1,365,551	$1,164,610	$1,074,047
Albany Door Systems	85,035	69,938	66,178
Applied Technologies	98,075	90,162	95,083
Reconciling items:
Accumulated depreciation	(535,980)	(438,859)	(376,230)
Deferred tax assets	96,971	109,013	64,709
Investment in associated companies	5,278	4,849	4,374
Other	23,993	11,808	3,768

Consolidated total assets	$1,138,923	$1,011,521	$931,929

Capital expenditures
Engineered Fabrics	$46,682	$30,042	$22,448
Albany Door Systems	2,080	993	605
Applied Technologies	2,900	551	2,635
Corporate	187	92	143

Consolidated total	$51,849	$31,678	$25,831

  The following table shows data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer.

(in thousands)	2003	2002	2001

Net sales
United States	$305,656	$317,178	$329,787
Canada	62,171	57,832	57,873
Sweden	89,273	76,993	81,624
Germany	103,193	99,959	94,697
Other countries	308,679	264,085	272,715

Consolidated total	$868,972	$816,047	$836,696

Property, plant and equipment, at cost, net
United States	$102,262	$118,908	$122,985
Canada	15,993	15,866	17,530
Sweden	52,767	49,833	34,968
Germany	60,258	62,512	48,678
Other countries	139,000	98,954	114,941

Consolidated total	$370,280	$346,073	$339,102

13.   PENSIONS AND OTHER POSTRETIREMENT BENEFIT PLANS

  In December 2003, the FASB issued FAS No. 132 (Revised), "Employers' Disclosures About Pensions and Other Postretirement Benefits—an Amendment of FAS No. 87, 88 and 106 and a revision of FAS No. 132". This Statement requires expanded disclosures about certain benefit plans. The new disclosure requirements are not required for non-U.S. plans until 2004. Accordingly, disclosures below are presented separately for U.S. benefit plans and non-U.S. benefit plans.

United States Pension and Other Postretirement
Benefit Plans

          Pension Plans

  The Company has a noncontributory, qualified defined benefit pension plan covering U.S. employees, and a noncontributory, nonqualified pension plan covering certain U.S. employees. The qualified defined benefit pension plan has been closed to new participants since October 1998. Eligible employees are covered primarily by plans that provide pension benefits based on the employee's service and average compensation during the three to five years before retirement or termination of employment. Certain employees of the Company who were active on June 30, 2002 are entitled to receive additional qualified supplemental retirement (QSERP) benefits under the U.S. pension plan. Under the QSERP, each covered employee is credited with an initial QSERP account balance in a specified amount. Each such participant has renounced any and all claims to an equal amount under the Company's deferred compensation plans. The amount of this 2002 plan amendment, including credited plan benefits, was $10,222,000.

          Other Postretirement Benefits

  In addition to providing pension benefits, the Company provides certain medical, dental and life insurance benefits for its retired United States employees. Most of the Company's current U.S. employees may become eligible for these benefits, which are subject to change, if they reach normal retirement age with at least ten years of service, while working for the Company. Retirees share in the cost of these benefits. The Company's non-U.S. operations do not offer such benefits to retirees. The Company accrues the cost of providing postretirement benefits during the active service period of the employees. The Company currently funds the plan as claims are paid.

  The following table sets forth the plan benefit obligations:

	As of December 31, 2003		As of December 31, 2002
		Other Benefits		Other Benefits
(in thousands)	Pension Plans		Pension Plans

Benefit obligation, beginning of year	$162,765	$102,070	$140,265	$82,173
Service cost	2,563	2,794	2,368	2,213
Interest cost	10,826	6,743	10,002	6,010
Plan participants' contributions	28	1,058	7	1,067
Actuarial loss	15,850	10,947	9,508	18,251
Benefits paid	(9,984)	(7,520)	(9,607)	(7,643)
Plan amendments	—	—	10,222	—

Benefit obligation, end of year	$182,048	$116,092	$162,765	$102,071

Accumulated benefit obligation	$164,213	—	$148,455	—

Weighted average assumptions used to determine benefit obligations, end of year:
Discount rate	6.00%	6.00%	6.75%	6.75%
Rate of compensation increase	3.50%	3.50%	3.50%	4.50%

  The Company uses a measurement date of September 30 for its pension plans and December 31 for its postretirement benefit plan.

  A 7.0% and 9.0% annual rate of increase in the per capita cost of covered medical and prescription drug benefits, respectively, was assumed for 2004. The rates are assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter.

  Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effect:

	1 percentage point increase	1 percentage point decrease
(in thousands)

Effect on postretirement benefit obligation	$15,180	$(12,286)

  In January 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act")". The Act introduces a prescription drug benefit under Medicare and also provides that a non-taxable subsidy will be paid to sponsors of postretirement benefit plans. The Act could have a significant effect on the liability and cost of the Company's postretirement benefit plan. As permitted by the Staff Position, the Company elected to defer recognition of the Act for the purposes of determining plan liabilities until the authoritative guidance on accounting for provisions of the Act is issued. The guidance, when issued, could require the Company to change previously reported information. The Company has not determined the effect of the Act on plan liabilities and has not decided whether it will change any provisions of its postretirement benefit plans.

  The following sets forth information about plan assets:

	As of December 31, 2003		As of December 31, 2002
		Other Benefits		Other Benefits
(in thousands)	Pension Plans		Pension Plans

Fair value of plan assets, beginning of year	$97,436	$—	$105,076	$—
Actual return on plan assets (net of expenses)	13,762	—	(10,360)	—
Employer contributions	20,338	6,462	12,320	6,576
Plan participants' contributions	28	1,058	7	1,067
Benefits paid	(9,984)	(7,520)	(9,607)	(7,643)

Fair value of plan assets, end of year	$121,580	$—	$97,436	$—

  The asset allocation for the Company's pension plans as of September 30, 2003 and 2002, and the target allocation for 2004, by asset category, follows:

		Percentage of plan assets at plan measurement date
	Target allocation for 2004
Asset category		2003	2002

Equity securities	71%	62%	70%
Debt securities	29%	21%	27%
Real estate	—	1%	2%
Cash	—	16%	1%

Total	100%	100%	100%

  As of the September 30, 2003 measurement date, the plan assets included a significant amount of cash due to timing of contributions made by the Company and evaluation of potential investment choices. The targeted plan asset allocation is based on an analysis of the actuarial liabilities, a review of viable asset classes, and an analysis of the expected rate of return, risk, and other investment characteristics of various investment asset classes.

  The funded status of the plans, reconciled to the amount on the Consolidated Balance Sheets, follows:

	As of December 31, 2003		As of December 31, 2002
(in thousands)	Pension Plans	Other Benefits	Pension Plans	Other Benefits

Fair value of plan assets	$121,580	$—	$97,436	$—
Benefit obligation	(182,048)	(116,092)	(162,765)	(102,071)

Funded status	(60,468)	(116,092)	(65,329)	(102,071)
Amounts not yet recognized:
Unrecognized net loss	73,395	55,754	64,872	46,750
Unrecognized prior service cost (credit)	7,590	(7,515)	8,506	(8,462)
Unrecognized net transition obligation	133	—	135	—
Post-measurement date adjustments	84	—	84	—

Net amount recognized	$20,734	$(67,853)	$8,268	$(63,783)

Amounts not yet recognized:
Accrued benefit cost	$(42,548)	$(67,853)	$(50,934)	$(63,783)
Intangible asset	7,743	—	8,684	—
Accumulated other comprehensive income before tax	55,539	—	50,518	—

Net amount recognized	$20,734	$(67,853)	$8,268	$(63,783)

  As of December 31, 2003 and 2002, the benefit obligation and the accumulated benefit obligation for all pension plans exceeded the fair value of plan assets. The accumulated postretirement benefit obligation exceeded the fair value of plan assets as of December 31, 2003 and 2002.

  Information about expected cash flows for the pension and postretirement benefit obligations are as follows:

	Pension Plan	Other Benefits
(in thousands)

2004 expected to plan trusts	$20,000	$—
2004 expected to plan participants	350	6,500

  The following sets forth information about net periodic benefit cost:

	Pension Plans			Other Benefits
(in thousands)	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost:
Service cost	$2,563	$2,368	$2,843	$2,794	$2,213	$1,907
Interest cost	10,826	10,002	10,188	6,743	6,010	5,648
Expected return on plan assets	(9,123)	(10,495)	(10,847)	—	—	—
Amortization of prior service cost (credit)	916	870	870	(947)	(947)	(947)
Amortization of net actuarial loss	2,687	872	374	1,943	1,401	1,145
Amortization of transition asset	2	(55)	(64)	—	—	—

Net periodic benefit cost	$7,871	$3,562	$3,364	$10,533	$8,677	$7,753

Weighted average assumptions used to determine net cost:
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Rate of compensation increase	3.50%	5.50%	5.50%	4.50%	4.50%	4.50%
Expected return on plan assets	8.50%	9.50%	10.00%	—	—	—

  The expected rate of return on plan assets is based on the targeted plan asset allocation and historical returns of various investments.

  Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would have had the following effect:

	1 percentage point increase	1 percentage point decrease
(in thousands)

Effect on total of service and interest cost	$1,581	$(1,243)

  The change in minimum liability of the U.S. pension plans resulted in a before-tax charge to "Other comprehensive income" in the amount of $5,021,000 in 2003 and $28,137,000 in 2002.

          Pension Plans outside the United States

  Several of the Company's business units outside the United States provide defined benefit pension plans. The plans are aggregated for disclosure purposes.

  The following table sets forth information about plan benefit obligations:

	As of December 31,
(in thousands)	2003	2002

Benefit obligation, beginning of year	$88,077	$69,086
Service cost	3,909	3,325
Interest cost	5,748	4,574
Plan participants' contributions	820	540
Actuarial loss	3,879	1,709
Special termination benefits	—	1,083
Benefits paid	(4,892)	(3,640)
Foreign currency changes	19,187	11,400

Benefit obligation, end of year	$116,728	$88,077

Additional information for pension plans with benefit obligations in excess of plan assets:
Benefit obligation	$104,653	$88,077
Accumulated benefit obligation	95,301	80,977
Fair value of plan assets	50,806	45,718

Additional information for pension plans with accumulated benefit obligations in excess of plan assets:
Benefit obligation	$104,653	$79,659
Accumulated benefit obligation	95,301	72,924
Fair value of plan assets	50,806	37,546

Assumptions used for year end disclosures:
Discount rate	5.62%	5.87%
Salary increase rate	3.27%	3.21%
Expected return on plan assets	6.33%	6.42%

  The following sets forth information about plan assets:

	As of December 31,
(in thousands)	2003	2002

Fair value of plan assets, beginning of year	$45,718	$41,622
Actual return on plan assets (net of expenses)	4,439	(1,728)
Employer contributions	6,547	4,331
Plan participants' contributions	820	540
Benefits paid	(4,892)	(3,640)
Foreign currency changes	10,558	4,593

Fair value of plan assets, end of year	$63,190	$45,718

  The funded status of the plans, reconciled to the amount on the Consolidated Balance Sheets, follows:

	As of December 31,
(in thousands)	2003	2002

Fair value of plan assets	$63,190	$45,718
Benefit obligation	(116,728)	(88,077)

Funded status	(53,538)	(42,359)
Amounts not yet recognized:
Unrecognized net loss	17,154	12,265
Unrecognized prior service cost	282	122
Unrecognized net transition obligation	61	288
Post-measurement date adjustments	2,843	774

Net amount recognized	$(33,198)	$(28,910)

Amounts not yet recognized:
Prepaid benefit cost	$1,616	$813
Accrued benefit cost	(45,618)	(37,843)
Intangible asset	752	783
Post-measurement date adjustments	2,842	774
Accumulated other comprehensive income before tax	7,210	6,563

Net amount recognized	$(33,198)	$(28,910)

  The following sets forth information about net periodic benefit cost:

	December 31,
(in thousands)	2003	2002	2001

Components of net periodic benefit cost:
Service cost	$3,909	$3,325	$3,241
Interest cost	5,748	4,574	4,099
Expected return on plan assets	(3,368)	(3,023)	(3,295)
Amortization of prior service cost	56	66	78
Amortization of net actuarial loss/(gain)	651	241	(196)
Amortization of transition asset	76	63	58

Net periodic benefit cost	$7,072	$5,246	$3,985

14.   TRANSLATION ADJUSTMENTS

  The Consolidated Statements of Cash Flows were affected by translation as follows:

(in thousands)	2003	2002	2001

Change in cumulative translation adjustments	$81,787	$47,550	$(29,259)
Other noncurrent liabilities	7,881	6,343	(2,749)
Deferred taxes	(382)	(3,257)	(118)
Long-term debt	128	308	(411)
Accounts receivable	(23,216)	(12,226)	10,173
Inventories	(16,636)	(7,674)	6,453
Investments in associated companies	(631)	(340)	1,018
Property, plant and equipment, net	(39,301)	(26,940)	15,141
Goodwill and intangibles	(23,843)	(17,216)	6,824
Other	(1,893)	(1,185)	(15,736)

Effect of exchange rate changes on cash flows	$(16,106)	$(14,637)	$(8,664)

  Shareholders' equity was affected by translation as follows: increase/(decrease) from translation of non-U.S. financial statements of $83,068,000, $53,345,000, and ($28,296,000), and a decrease from remeasurement of loans of $1,281,000, $5,795,000, and $963,000, in 2003, 2002, and 2001 respectively.

15.   STOCK OPTIONS AND INCENTIVE PLANS

  During 1988, 1992 and 1998, the shareholders approved stock option plans for key employees. The 1988 and 1992 plans, under which options can no longer be granted, each provided for the granting of up to 2,000,000 shares of Class A Common Stock. The 1998 plan provides for the granting of up to 5,000,000 shares of Class A Common Stock. In addition, in 1997 the Board of Directors granted one option outside these plans for 250,000 shares of Class A Common Stock. Options are normally exercisable in five cumulative annual amounts beginning 12 months after date of grant. Option exercise prices were normally equal to and were not permitted to be less than the market value on the date of grant. The option granted by the Board in 1997 is not exercisable unless the Company's share price reaches $48 per share and exercise is then limited to 10% of the total number of shares multiplied by the number of full years of employment elapsed since the grant date. During 2000, the Board of Directors approved an amendment to increase the period after retirement to exercise options from 5 years to 10 years. This amendment, however, does not change the original termination date of each option. Unexercised options generally terminate twenty years after date of grant for all plans.

  For the purpose of applying FAS No. 123, "Accounting for Stock-Based Compensation", the fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model. No adjustments were made for certain factors that are generally recognized to reduce the value of option contracts. These factors include limited transferability, a 20% per year vesting schedule, a share price threshold with vesting based on years of employment and the risk of forfeiture of the non-vested portion if employment is terminated. The expected life of the options varies based on employee group and ranges from 11 to 20 years. Prior to 2003, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the stock option plans. Accordingly, no compensation cost was recognized in 2002 or 2001. In 2003, the Company adopted the Modified Prospective Method under FAS No. 148. Under this method, the Company does not record expense for options granted prior to 2003 but would record expense for options granted or modified after 2002. No options were granted in 2003.

  In accordance with FAS No. 148, the Company will continue to report the pro forma effect of not recording expense for options granted prior to 2003. Had the Company elected to adopt FAS No. 123 for its stock option plans, net income and earnings per share would have been affected by additional compensation cost as indicated by the proforma amounts below:

(in thousands, except per share amounts)	2003	2002	2001

Proforma stock-based employee compensation cost, net of taxes	$2,694	$2,115	$2,127
Net income, as reported	$54,055	$48,941	$32,202
Proforma	51,361	46,826	30,075
Basic earnings per share, as reported	$1.64	$1.52	$1.04
Proforma	1.56	1.46	0.97
Diluted earnings per share, as reported	$1.61	$1.50	$1.03
Proforma	1.53	1.43	0.96

Weighted average fair value per share of options granted:	$—	$10.64	$11.41
Assumptions used in determining value of options granted:
Cash dividend yield	—	1.1%	1.0%
Expected volatility	—	28.3%	27.6%
Risk free interest rates	—	3.4%-5.0%	5.7%-5.9%

  Activity with respect to these plans is as follows:

	2003	2002	2001

Shares under option January 1	3,834,225	4,296,695	4,234,750
Options granted	—	413,500	433,500
Options cancelled	24,460	62,180	60,325
Options exercised	986,135	813,790	311,230

Shares under option at December 31	2,823,630	3,834,225	4,296,695
Options exercisable at December 31	1,846,040	2,493,215	2,959,305
Shares available for option grants	436,615	443,655	293,175

  The weighted average exercise price is as follows:

	2003	2002	2001

Shares under option January 1	$18.69	$18.42	$17.98
Options granted	—	20.63	20.45
Options cancelled	18.15	16.98	16.06
Options exercised	17.80	18.37	15.77

Shares under option December 31	19.01	18.69	18.42
Options exercisable December 31	18.28	18.16	18.31

  The following is a summary of the status of options outstanding at December 31, 2003:

		Outstanding Options		Exercisable Options
		Weighted Average Remaining Contractual Life
			Weighted Average Exercise Price		Weighted Average Exercise Price
Exercise Price Range	Number			Number

$10.56	233,530	16.4	$10.56	121,190	$10.56
15.39	254,000	5.2	15.39	254,000	15.39
15.52-16.26	315,550	13.9	15.81	254,200	15.84
16.75	160,500	5.5	16.75	160,500	16.75
18.73	88,600	9.7	18.73	88,600	18.73
19.55	369,750	12.4	19.55	369,750	19.55
20.45	371,500	17.5	20.45	137,200	20.45
20.63	394,650	18.1	20.63	75,050	20.63
22.25	385,550	10.4	22.25	385,550	22.25
25.56	250,000	13.8	25.56	0	0.00

	2,823,630	13.2	$19.01	1,846,040	$18.28

  In 2003, the Company adopted a Restricted Stock Unit Plan under which certain key employees are awarded restricted stock units. The restricted stock units vest over a five year period and are paid annually in cash upon vesting based on current market prices of the Company's stock. Employees may elect to defer receipt to a later date. The amount of compensation expense is subject to changes in the market price of the Company's stock. The amount of compensation cost recorded in 2003 was $178,000.

  The Company's voluntary deferred compensation plans provided that a portion of certain employees' salaries are deferred in exchange for amounts payable, upon their retirement, disability or death, during a period selected by the participants in accordance with the provisions of each plan. Voluntary withdrawals are permitted under some circumstances.The plans were terminated for active employees during 2002, resulting in $9,548,000 of the liability being renounced by certain participants and $7,721,000 being paid out in January 2003. The portion paid out in January 2003 was included in accounts payable as of December 31, 2002. The plans are still in effect for retired employees of the Company. The remaining deferred compensation liability was included in the caption "Other noncurrent liabilities" and was $10,656,000 and $12,364,000 at December 31, 2003 and 2002, respectively. The Company's expense for all plans, was $1,130,000 in 2003, $3,032,000 in 2002, and $3,061,000 in 2001.

  The Company maintains a voluntary savings plan covering substantially all employees in the United States. The plan, known as the "Prosperity Plus Savings Plan," is a qualified plan under section 401(k) of the U.S. Internal Revenue Code. Under the plan, employees may make tax-deferred contributions of 1% to 15% of their wages, subject to contribution limitations specified in the Internal Revenue Code which, for 2003, was $12,000. The Company matches between 50% and 100% of each dollar contributed by employees up to 10% of their wages, in the form of Class A Common Stock which is contributed to an Employee Stock Ownership Plan. The investment of employee contributions to the plan is self-directed. The Company match amounted to $4,110,000 in 2003, $4,144,000 in 2002, and $4,086,000 in 2001.

  The Company's profit-sharing plan covers substantially all employees in the United States. After the close of each year, the Board of Directors determines the amount of the profit-sharing contribution and whether the contribution will be made in cash or in shares of the Company's Class A Common Stock. Contributions are only made to current active participants in Prosperity Plus Savings Plan. The expense recorded for this plan was $2,424,000 in 2003, $1,358,000 in 2002, and $1,448,000 in 2001.

16.   RESTRUCTURING

2003 Restructuring

  In January 2003, the Company announced a $30 million cost reduction initiative that is expected to result in approximately 430 employee terminations. The cost reduction initiative resulted in restructuring charges of $21,751,000, including $12,990,000 in plant and equipment write-downs and $8,761,000 in termination and other restructuring costs. The majority of these restructuring costs relate to the shut down of the Company's Engineered Fabrics segment facility in Greenville, South Carolina, and the discontinuation of nonwovens manufacturing in Sélestat, France.

  In January 2004, the Company announced a manufacturing consolidation plan which, if approved, would result in the shut down of the Company's Engineered Fabrics segment facilities in Dieren, the Netherlands and discontinuation of dryer fabrics manufacturing at the facility in Bury, England. The costs relating to these actions cannot be estimated as the proposals are subject to law and are in negotiations with works councils and trade unions. Substantial additional restructuring charges are likely to be incurred in the first and second quarters of 2004 as a result of these actions.

  For restructuring actions initiated after 2002, the Company has applied the provisions of FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The principal difference between FAS No. 146 and previous accounting standards relates to the timing of when restructuring charges are recorded. Under FAS No. 146, restructuring charges are recorded when a liability is incurred. Under prior accounting standards, restructuring related liabilities were recorded at the time the Company committed to a restructuring plan.

  The Company's restructuring initiatives are part of a continuing effort to match manufacturing capacity to the global demand for paper machine clothing. The Company anticipates the restructuring actions will be completed during the second half of 2004 and that approximately 90% of the cost reductions will be in the Engineered Fabrics segment.

  The $30 million cost reduction initiative has resulted in the following accrual as of December 31, 2003:

	New charges, net		Currency translation/ other	December 31, 2003
(in thousands)		Payments

Termination costs	$7,604	$(3,466)	$236	$4,374
Other restructuring costs	1,157	(176)	(144)	837

	$8,761	$(3,642)	$92	$5,211

  Pursuant to restructuring initiatives announced prior to 2003, changes in accrued restructuring costs from January 1, 2002 to December 31, 2003 were as follows:

	December 31, 2002		Currency translation/other	December 31, 2003
(in thousands)		Payments

Termination costs	$5,311	$(3,022)	$388	$2,677
Plant rationalization costs	551	(396)	—	155
Lease obligations	3,571	(1,927)	344	1,988

	$9,433	$(5,345)	$732	$4,820

	January 1, 2002		Currency translation/ other	December 31, 2002
(in thousands)		Payments

Termination costs	$17,532	$(12,200)	$(21)	$5,311
Plant rationalization costs	2,327	(246)	(1,530)	551
Lease obligations	4,658	(1,470)	383	3,571

	$24,517	$(13,916)	$(1,168)	$9,433

  As of December 31, 2003, total restructuring liabilities included $8,538,000 classified as current and $1,493,000 classified as noncurrent.

FINANCIAL REVIEW

Critical Accounting Policies and Assumptions

The Company's discussion and analysis of its financial condition and results of operation are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company has interest rate swap agreements that fix the rate of interest on $200 million of the Company's debt. The Company has determined that the swaps qualify for hedge accounting in accordance with GAAP and, accordingly, changes in the fair value of these swaps are recorded in shareholders' equity in the caption, "Derivative valuation adjustment". Future events, such as a change in the Company's underlying debt arrangements, could require that the Company record changes in the fair value of the swaps in earnings. The Company values these swaps by estimating the cost of entering into one or more inverse swap transactions that would neutralize the original transactions. As of December 31, 2003, the pretax cost to neutralize the original swap transactions would have been approximately $14.5 million.

Goodwill and other long-lived assets are reviewed for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. The Company performs a test for goodwill impairment at least annually. The determination of whether these assets are impaired involves significant judgments based on short and long-term projections of future performance. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances.

The Company has investments of $9.3 million in an unaffiliated company and three joint ventures. The Company accounts for its investment in the unaffiliated company under the cost method and uses the equity method of accounting for its joint venture investments. The Company performs regular reviews of the financial condition of these entities in order to determine whether its investment is impaired. If the financial prospects of the investees were to no longer support their valuations, the Company would record an impairment charge. In 2004, the Company received information about its investment in the unaffiliated company, currently recorded at a value of $4.0 million, that suggests that all or part of this investment may be impaired. The Company will continue to closely monitor the financial condition of this entity and, if required, will record a non-cash impairment charge.

The Company has pension and postretirement benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. The Company currently expects 2004 pension benefit costs to increase by approximately 20%, or $3.0 million, compared to 2003. In 2003, the Company made a contribution of $20.0 million to its United States pension plan compared to $12.0 million in 2002 and $7.4 million in 2001. The amount of annual pension plan funding and annual expense is subject to many variables, including the investment return on pension plan assets and interest rates. Weakness in investment returns and low interest rates could result in the Company making equal or greater pension plan contributions in future years, as compared to 2003. Including anticipated contributions for all pension plans, the Company has classified $23.6 million of its accrued pension liability as a current liability at December 31, 2003.

The Company records deferred income tax assets and liabilities for the tax consequences of differences between financial statement and tax bases of existing assets and liabilities. A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount expected to be realized. In the event it becomes more likely than not that some or all of the deferred tax asset allowances will not be needed, the valuation allowance will be adjusted.

The Company has ongoing restructuring initiatives that involve the closing of manufacturing facilities and organizational change. Recording the cost of these actions involves significant estimation of the outcome of the restructuring activities. The ultimate cost of restructuring initiatives could be different than amounts initially recorded.

During 2001, the Company entered into a trade accounts receivable program whereby it sells, without recourse, certain North American accounts receivable to a qualified special purpose entity (QSPE), as defined under Financial Accounting Standard No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (FAS No. 140). The QSPE is a wholly owned subsidiary of the Company and, in accordance with FAS No. 140, its financial statements are not consolidated with the financial statements of the Company. As of December 31, 2003, the Company had sold accounts receivable of $69.0 million and received cash of $45.2 million plus a note receivable in the amount of $21.8 million. If the securitization program were terminated, the Company would not be required to repay the $45.2 million of cash, but no additional accounts receivable would be sold under the program. Accounts receivable would increase as new sales were made, and the note receivable would decrease as the sold accounts receivable were collected. The Company might need to borrow from its existing credit facilities or use existing cash to fund operations until cash flow from accounts receivable returned to normal levels.

The QSPE receives cash from an unrelated third party in exchange for an undivided ownership interest in the accounts receivable. As of December 31, 2003, the QSPE had assets of $22.6 million, liabilities of $21.8 million and equity of $0.8 million.

The Company has contingent liabilities for litigation, claims and assessments that result from the ordinary course of business. These matters are more fully described in Note 7 of Notes to Consolidated Financial Statements.

Review of Operations

2003 vs. 2002

Total Company

Net sales increased to $869.0 million in 2003 as compared to $816.0 million for 2002. Changes in currency translation rates had the effect of increasing net sales by $70.6 million. Excluding the effect of changes in currency translation rates, 2003 net sales decreased 2.2% as compared to 2002.

Following is a table of net sales for each business segment and the effect of changes in currency translation rates:

				Percent change
	Net sales as reported Year ended December 31,
			Increase in 2003 net sales due to changes in currency translation rates
				As reported	Excluding currency rate effect
(in thousands)	2003	2002

Engineered Fabrics	$717,104	$682,991	$54,451	5.0%	-3.0%
Albany Door Systems	99,655	91,185	13,019	9.3%	-5.0%
Applied Technologies	52,213	41,871	3,159	24.7%	17.2%

Total	$868,972	$816,047	$70,629	6.5%	-2.2%

Despite a very difficult business environment, the Company reported improved earnings in 2003 as compared to 2002. Although stronger economic indicators were reported in some geographic regions, the Company's paper and paperboard customers continued to reduce capacity and limit production. The resulting impact on demand for the Company's products adversely affected sales in the Engineered Fabrics segment. Sales of high-performance doors were similarly affected, as industrial customers continued constraints on capital spending. The Company continued to focus on new product introductions in the Engineered Fabrics and Albany Door Systems segments in 2003. These new products should provide additional value opportunities for customers and benefits for the Company's businesses. Net sales in the Applied Technologies segment improved and also reflected the effect of new product developments.

Gross profit as a percentage of net sales was 41.6% for 2003 and 41.7% for 2002. In 2003, gross profit was negatively affected by the weaker U.S. dollar on sales exported from Europe. These sales are typically denominated in U.S. dollars, while the manufacturing costs are based mainly on currencies that strengthened against the U.S. dollar. In 2003, gross profit was lower by approximately $9.4 million as a result of the currency effect on these export sales. Gross profit in 2003 was also negatively affected by higher costs for insurance and pension benefits. Gross profit was negatively affected by costs incurred related to cost reduction initiatives amounting to $2.0 million in 2003 and $6.2 million in 2002. The Company expects gross profit as a percentage of sales to increase in 2004 as compared to 2003.

Selling, general, technical and research expenses increased 6.6% in 2003 as compared to 2002. Excluding the effect of changes in currency translation rates, these costs decreased 1.4%. Cost reduction initiatives contributed to the decline. The Company's ongoing restructuring initiatives, in addition to reducing total manufacturing capacity, include actions to improve efficiency and effectiveness in the Company's support functions.

Following is a table of operating income and restructuring charges by segment:

	Year ended December 31,
(in thousands)	2003	2002

Operating income
Engineered Fabrics	$143,440	$161,875
Albany Door Systems	(1,024)	1,093
Applied Technologies	6,065	3,311
Research expense	(26,353)	(24,918)
Unallocated expenses	(36,514)	(39,273)

Operating income	$85,614	$102,088

Restructuring costs by segment
Engineered Fabrics	$18,219	$—
Albany Door Systems	2,351	—
Applied Technologies	677	—
Corporate	504	—

Consolidated total	$21,751	$—

Operating income decreased to $85.6 million for 2003, compared to $102.1 million for 2002. The decrease is principally due to 2003 restructuring charges. Changes in currency translation rates had the effect of increasing operating income by $8.8 million, while the effect of currency rates on European exports decreased operating income by $9.4 million. In January 2003, the Company announced a $30 million cost reduction initiative that is expected to result in approximately 430 employee terminations. The cost reduction initiative resulted in restructuring charges of $21.8 million, including $13.0 million in plant and equipment write-downs and $8.8 million in termination and other costs. The majority of these restructuring costs relate to the shut down of the Company's Engineered Fabrics segment facility in Greenville, South Carolina, and the discontinuation of nonwovens manufacturing in Sélestat, France.

In January 2004, the Company announced a manufacturing consolidation plan which, if approved, would result in the shut down of the Company's Engineered Fabrics segment facilities in Dieren, the Netherlands and the discontinuation of dryer fabrics manufacturing in Bury, England. The costs relating to these actions cannot be estimated as the proposals are subject to law and are in negotiations with works councils and trade unions. Substantial additional restructuring charges are likely to be incurred in the first and second quarters of 2004.

The Company's restructuring initiatives are part of a continuing effort to match manufacturing capacity to the global demand for paper machine clothing. The Company anticipates that the restructuring actions will be completed during the second half of 2004 and that approximately 90% of the cost reductions will be in the Engineered Fabrics segment.

Interest expense declined to $17.3 million for 2003, compared to $20.6 million for 2002. The decrease is principally due to lower average debt in 2003.

Other expense/(income), net, was expense of $0.7 million for 2003 and $5.0 million for 2002. The favorable change in 2003 is primarily due to a positive effect of currency rates on intercompany loans and balances and currency hedging activities.

Income tax expense was $15.7 million in 2003 compared to $25.0 million in 2002. The Company recorded favorable tax adjustments of $5.2 million in 2003 and $2.8 million in 2002 related to the resolution of certain income tax contingencies. The effective income tax rate excluding these adjustments was 30% in 2003 and 35% in 2002. The decrease in the tax rate is due to improving the tax efficiency of the Company's global operations. The Company expects that the 2004 tax rate will not exceed 30%.

Net income was $54.1 million for 2003, compared to $48.9 million for 2002. Basic earnings per share were $1.64 for 2003 compared to $1.52 for 2002. Excluding restructuring charges of $0.46 per share in 2003, and the cumulative effect of a change in accounting principle in 2002, basic earnings per share were $2.10 in 2003 compared to $1.70 in 2002. The increase in earnings per share in 2003 is principally due to benefits resulting from cost reduction initiatives, strong cash flows that resulted in lower interest costs, and lower income taxes.

Engineered Fabrics segment

Net sales in the Engineered Fabrics segment increased to $717.1 million for 2003 as compared to $683.0 million for 2002. Changes in currency translation rates had the effect of increasing net sales by $54.5 million. Excluding the effect of changes in currency translation rates, 2003 net sales decreased 3.0% as compared to 2002. Although the operating rates of the paper and paperboard industries might be expected to rise as a result of the reductions in capacity produced by their consolidations, reported operating rates in the United States improved only slightly for paper and declined for paperboard. In Europe, operating rates remained soft. Growth in the paper and paperboard industry (the Company's principal market) is flat in most regions except Asia.

The United States consumption of paper machine clothing has decreased approximately 20% during the last five years, while consumption in Europe has increased approximately 10%. The decrease in consumption of paper machine clothing in the United States reflects a shift in paper making to different regions, principally Asia. Unit pricing of paper machine clothing was decreasing during the late 1990's, but has been steadying, and improving in some product lines, since 2000.

Gross profit as a percentage of net sales was 44.2% for 2003 compared to 45.0% for 2002. The 2003 gross profit was negatively impacted by the currency effect on European export sales. Operating income decreased to $143.4 million compared to $161.9 million for 2002. The decrease is principally due to $18.2 million of restructuring charges.

Albany Door Systems segment

Net sales in the Albany Door Systems segment increased to $99.7 million in 2003 as compared to $91.2 million for 2002. Changes in currency translation rates had the effect of increasing net sales by $13.0 million. Excluding the effect of changes in currency translation rates, 2003 net sales decreased 5.0% as compared to 2002. Door sales remained sluggish as increases in customers' capital spending have yet to materialize. Approximately 75% of the sales in this segment are in the European markets and, accordingly, results are significantly impacted by the European economies. The Company provides aftermarket service and parts for high-performance doors, and this revenue component is growing.

Gross profit as a percentage of net sales was 32.5% for 2003 compared to 33.7% for 2002. The 2003 gross profit was negatively impacted by sales volume which was lower excluding the effects of changes in currency translation rates. Operating income decreased to a loss of $1.0 million compared to income of $1.1 million for 2002. The results for 2003 include restructuring costs of approximately $2.4 million. Although results in this segment were weak in 2003, they are likely to strengthen in 2004 as economic conditions in Europe improve and the benefit of internal efficiency improvements are realized. Although the high-performance door business is more volatile than the Engineered Fabrics business, Albany Door Systems has a history of providing attractive returns on investment over the course of a complete economic cycle.

Applied Technologies segment

Net sales in the Applied Technologies segment increased to $52.2 million in 2003 as compared to $41.9 million for 2002. Changes in currency translation rates had the effect of increasing net sales by $3.2 million. Excluding the effect of changes in currency translation rates, 2003 net sales increased 17.2% as compared to 2002. New products and market opportunities are driving growth in this segment. For example, the expansion of PrimaLoft® premium synthetic insulation into the European and Japanese markets is providing continued growth for this product.

Gross profit as a percentage of net sales was 37.1% for 2003 compared to 36.7% for 2002. Operating income increased to $6.1 million, compared to $3.3 million for 2002. The increase is principally due to higher sales and the effect of cost reductions and efficiency improvements completed in early 2003. The businesses within this segment have opportunities to expand into new geographic markets and to provide products to new customers.

2002 vs. 2001

Total Company

Net sales decreased $20.6 million or 2.5% as compared to 2001. Currency translation had the effect of increasing net sales by $11.6 million. Excluding the effect of changes in currency translation rates, net sales decreased 3.9% as compared to 2001.

Gross profit was 41.7% of net sales in 2002 compared to 40.6% in 2001. Cost of goods sold included expenses incurred in relation to cost reduction initiatives of $6.2 million in 2002 and $1.6 million in 2001. Amortization of goodwill was discontinued as of January 1, 2002 in accordance with FAS No. 142 "Goodwill and Other Intangible Assets". Goodwill amortization was approximately $6.8 million in 2001. Excluding the expenses related to cost reduction initiatives in both years, and adjusting 2001 gross profit as if FAS No. 142 had been in effect in 2001, gross profit as a percent of net sales would have been 42.5% in 2002 and 41.6% in 2001.

Selling, general, technical and research expenses increased 2.1% in 2002 as compared to 2001. Excluding the effect of changes in currency translation rates, these costs increased 0.2%. Selling and general expenses include $3.6 million in 2002 and $0.5 million in 2001 of remeasurement losses at certain Company operations related to trade accounts receivable denominated in currencies other than their functional currency. Excluding this additional effect, 2002 selling, general, technical and research expenses were down 1.1% in comparison to 2001.

In 2001, the Company recorded a $21.9 million charge for restructuring of operations related to a $25 million cost reduction initiative that was announced in July 2001. The charge included $13.7 million for termination benefits, $4.1 million for plant rationalization costs, $6.5 million for losses on disposal of assets, and a reversal of accruals from previous restructuring initiatives of $2.4 million. The initiatives resulted in the closing of three plants in Europe and were completed by December 2002. The cost and savings primarily relate to the Engineered Fabrics segment.

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

The tax rate for 2002 was 31.5%, compared to 37% in 2001. During the fourth quarter of 2002, the Company recognized a benefit of approximately $2.8 million related to the favorable resolution of certain income tax contingencies. The 2002 tax rate prior to this item was 35%. The decline from 37% to 35% was primarily due to the elimination of goodwill amortization in accordance with FAS No. 142.

In 2001, the Company recorded a charge of $1.1 million for the cumulative effect of a change in accounting principle, net of tax. The charge relates to the adoption of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company has a lease for manufacturing facilities in Italy that was accounted for as an adjustment to income in accordance with this Standard.

Basic earnings per share before the cumulative effect of changes in accounting principles was $1.70 in 2002 compared to $1.07 in 2001. The increase was primarily due to the restructuring charge recorded in 2001. Net income per share was $1.52 in 2002 and $1.04 in 2001.

Engineered Fabrics segment

In the Engineered Fabrics segment, net sales decreased 1.1% in U.S. dollars and decreased 2.2% excluding the effect of changes in currency translation rates. Sales were negatively affected by a sluggish global demand for paper and paperboard as well as paper machine closures and downtime.

In the Engineered Fabrics segment, operating income before restructuring was 23.7% of net sales in 2002, compared to 22.7% in 2001. The higher percentage in 2002 is primarily due to the benefits derived from cost reduction initiatives.

Albany Door Systems segment

Albany Door Systems net sales in U.S. dollars were down 8.1% in comparison to 2001. Excluding the effect of changes in currency translation rates, net sales were down 11.9%. The weak economy in Europe, particularly in Germany, negatively affected sales and operating income in this segment.

In the Albany Door Systems segment, operating income as a percentage of net sales was 1.2% in 2002 in comparison to 9.6% in 2001. The decrease is primarily attributable to lower net sales.

Applied Technologies segment

Applied Technologies net sales were down 10.4% in U.S. dollars and 10.1% excluding the effect of changes in currency translation rates. In addition to global economic weakness, sales were lower due to the sale of a portion of the Company's Mexican operation and the shutdown of nonperforming portions of this segment in the fourth quarter of 2001.

Operating income as a percentage of net sales was 7.9% in 2002 in comparison to 3.5% in 2001. The improvement is due to the shutdown of nonperforming portions of this segment in the fourth quarter of 2001.

International Activities

The Company conducts more than half of its business in countries outside of the United States. As a result, the Company experiences transaction and translation gains and losses because of currency fluctuations. The Company periodically enters into foreign currency contracts to hedge this exposure (see Notes 6, 10 and 14 of Notes to Consolidated Financial Statements). The Company believes that the risks associated with its operations and locations outside the United States are those normally associated with operations in such locations.

Liquidity and Capital Resources

At December 31, 2003, the Company's order backlog was $543.5 million, a decrease of approximately 4.2% from the prior year-end. The decrease is partially due to a change in the timing of when the Company records orders. The change was made to assist with the Company's inventory management programs.

Accounts receivable increased $15.8 million and inventory increased $13.5 million from December 31, 2002. Excluding the effect of changes in currency translation rates, accounts receivable and inventories decreased a total of $10.6 million.

During 2001, the Company entered into a program to sell a portion of its North American accounts receivable. In exchange for the accounts receivable sold, the Company receives cash and a note. As of December 31, 2003, accounts receivable sold under this program were $69.0 million and the note receivable was

$21.8 million. The note is subject to monthly fluctuation based on the amount of receivables sold and bears interest at variables rates. As of December 31, 2003, the interest rate was 1.57%.

Cash flow provided by operating activities was $131.5 million for 2003, compared with $118.8 million for 2002 and $214.3 million in 2001. The cash flow in 2001 included approximately $40.9 million from the sale of accounts receivable.

Capital expenditures were $51.8 million in 2003, $31.7 million in 2002, and $25.8 million in 2001. Capital expenditures in 2003 included amounts related to a new facility in France as well as capacity and efficiency improvements at the Company's plant in Finland. The Company will continue to finance these expenditures with cash from operations and existing credit facilities.

In January 2004, the Company entered into a new, unsecured five-year $460 million revolving credit agreement with a group of banks. Under the agreement, the Company pays a fee on the unused portion of the commitment, and pays interest, at variable rates plus a spread, on the drawn portion. The spread is determined by the Company's leverage ratio, as defined in the agreement. The agreement includes a number of covenants that limit the Company's ability to purchase Common Stock, pay dividends, acquire other companies or dispose of its assets, and also requires the Company to maintain a leverage ratio of not greater than 3.00 to 1.00, and a minimum interest coverage of at least 3.00 to 1.00. The Company may purchase its Common Stock or pay dividends to the extent its leverage ratio remains at or below 2.25%, and may make acquisitions provided its leverage ratio would not exceed 2.50 to 1.00 after giving pro forma effect to the acquisition.

The Company borrowed $200 million under the new agreement at the closing and used the proceeds to satisfy its obligations under its old agreement. Based on the maximum leverage ratio, the Company, as of December 31, 2003, would have been able to borrow an additional $260 million under the new agreement. If any bank in the lending group is unable to meet its commitment to lend, the Company may be unable to borrow the full amount. The Company does not expect that any of the banks in the bank group will be unable to meet their commitments. The Company's ability to borrow additional amounts under the credit agreement is conditional upon the absence of any material adverse change.

Cash dividends per share increased from $0.05 in 2001, to $0.205 in 2002, to $0.25 in 2003. Dividends payable as of December 31, 2003 and 2002 were $2.3 million and $1.8 million, respectively. Dividends have been declared each quarter since the fourth quarter of 2001.

Based on cash flow over the last three years and projected cash requirements in 2004, the Company believes it has adequate cash and cash resources to meet its obligations during the next twelve months.

In January 1998, the Board of Directors authorized the purchase of 3,000,000 shares of Class A Common Stock, in the open market or otherwise, at such prices as management may from time to time consider to be advantageous, and 1,616,900 shares were purchased pursuant to this authorization. No shares have been purchased since October 1998. Management remains authorized to purchase up to 1,383,100 shares without further announcement.

As of December 31, 2003, the Company had accrued liabilities and other reserves for restructuring totaling approximately $10.0 million. The Company anticipates that cash payments for restructuring will be approximately $8.5 million in 2004, $0.2 million in 2005, $0.6 million in 2006, $0.3 million in 2007, $0.2 million in 2008, and $0.2 million thereafter. Additionally, cash required for restructuring actions announced in January 2004 is expected to be significant. The total amount and the timing of these payments are not currently known.

The Company has guaranteed a letter of credit to a bank that loaned money to a joint venture partner in South Africa. The bank can draw upon the letter of credit if the joint venture partner defaults on the loan. The letter of credit is denominated in South African rand and was approximately $4.2 million as of December 31, 2003.

As of December 31, 2003, the Company had the following cash flow obligations:

Payments Due by Period

			One to three years	Three to five years
		Less than one year			After five years
(in millions)	Total

Total debt	$222.1	$7.2	$2.4	$12.3	$200.2
Purchase commitments	40.7	40.7	—	—	—
Operating leases	50.0	15.0	23.0	9.6	2.4

	$312.8	$62.9	$25.4	$21.9	$202.6

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", (FAS No. 149). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and other hedging activities entered into after June 30, 2003. The Company's adoption of FAS No. 149 did not have a material effect on its financial statements.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", (FAS No. 150). This Standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard became effective for any financial instruments entered into or modified after May 31, 2003. The Company's adoption of FAS No. 150 did not have a material effect on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". In December 2003, the FASB issued a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. FIN 46 gives guidance that determines whether consolidation of a Variable Interest Entity is required. The Company has a subsidiary that is not consolidated in these financial statements because it is a Qualified Special Purpose Entity under FAS No. 140 (see Note 6). FIN 46 is effective now for certain Special Purpose Entity relationships and for all other entity relationships after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material effect on its financial statements.

Market Risk Sensitivity

The Company has market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

The Company has manufacturing plants and sales transactions worldwide and therefore is subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, the Company periodically enters into forward exchange contracts to either hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of non-U.S. operations and long-term intercompany loans denominated in non-functional currencies subject to potential loss amount to approximately $591.1 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $59.1 million. Furthermore, related to foreign currency transactions, the same 10% change would cause an additional loss of $4.4 million. Actual results may differ.

Including the effect of the interest rate swap agreements, the Company had fixed the interest rate on approximately 98% of its total debt. Included in "Other noncurrent liabilities" is $14.5 million that represents the estimated decline in market value since entering into the swap agreements.

Outlook

Although the reported improvements in the general economy have not yet resulted in significant improvements in the markets of the Company's customers, the Company maintains a cautiously optimistic view of 2004. Further improvements in efficiency, as well as opportunities for new product and process development, should result from restructuring activities. The Company expects significant charges associated with these restructuring steps to occur in the first and second quarters of 2004.

The Company's paper and paperboard customers are seeking to improve their operations through paper machine clothing improvements. They understand the significant impact that paper machine clothing products can have on the quality of paper and paperboard and on the cost and efficiency of the paper and paperboard manufacturing processes. Among the strategic objectives for all of the Company's businesses is the continued search for solutions that will benefit both customers and shareholders.

The Company expects capital expenditures to total approximately $55 million in 2004. Investments in new equipment are intended principally to maximize the benefits of the relocation of production to centralized locations. The Company expects that existing operations will require capital expenditures of about $35 million to $40 million in 2005. Depreciation for 2004, after giving effect to proposed plant closures, is projected to be approximately $50 million, and amortization is projected to be approximately $5 million.

The Company's focus on delivering value contributed to improved returns for shareholders and benefits to customers in 2003. Some customers have identified millions of dollars in savings through the application of the Company's value-driven products and services. The Company intends to maintain and sharpen this focus during 2004.

Forward-Looking Statements and Non-GAAP Measures

This annual report contains certain items that may be considered to be non-GAAP financial measures. Such items are provided because management believes that, when presented together with the GAAP items to which they relate, they can provide additional useful information to investors regarding the registrant's financial condition, results of operations, and cash flows. Restructuring charges per share is calculated by dividing total restructuring charges for a period by the average number of shares outstanding for that period. The effect of changes in currency translation rates is calculated by converting amounts reported in local currencies into U.S. dollars at the exchange rate of a prior period. That amount is then compared to the U.S. dollar amount reported in the current period.

Forward-looking statements in this annual report, including statements about future sales, earnings, cash flows, possible uses for cash, pricing, markets, cost reductions, new products and process improvements, paper industry consolidation and outlook, capital expenditures, tax rates, and depreciation and amortization are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations and are subject to various risks and uncertainties, including, but not limited to, economic conditions affecting the paper industry and other risks and uncertainties, including those detailed in the Company's other filings with the Securities and Exchange Commission.

ELEVEN YEAR SUMMARY

ALBANY INTERNATIONAL CORP.

	2003	2002	2001	2000
(in thousands, except per share amounts)
Summary of operations
Net sales	$868,972	$816,047	$836,696	$852,934
Cost of goods sold	507,786	475,765	497,301	515,649
Operating income (1)	85,614	102,088	84,112	103,634
Interest expense, net	15,074	17,536	28,916	41,822
Income before income taxes	69,878	79,549	52,363	62,567
Income taxes	15,720	25,041	19,374	25,027
Income before associated companies	54,158	54,508	32,989	37,540
Income/(loss) before cumulative effect of changes in accounting principles	54,055	54,778	33,331	38,085
Cumulative effect of changes in accounting principles, net of tax (2)	—	(5,837)	(1,129)	—
Net income/(loss) (3)	54,055	48,941	32,202	38,085
Net income/(loss) per share	1.64	1.52	1.04	1.24
Diluted net income/(loss) per share	1.61	1.50	1.03	1.24
Average number of shares outstanding	32,889	32,126	31,089	30,632
Capital expenditures	51,849	31,678	25,831	36,866
Cash dividends declared	8,257	6,605	1,568	—
Per Class A common share	0.250	0.205	0.05	—
Per Class B common share	0.250	0.205	0.05	—
Financial position
Current assets	$470,702	$388,888	$365,946	$494,287
Current liabilities	178,511	186,494	186,072	222,034
Current ratio	2.6	2.1	2.0	2.2
Property, plant and equipment, net	370,280	346,073	339,102	387,658
Total assets	1,138,923	1,011,521	931,929	1,112,252
Long-term debt	214,894	221,703	248,146	398,087
Shareholders' equity	554,655	400,598	316,644	324,917
Shareholders' equity per share	16.51	12.37	10.09	10.55
Total capital (4)	776,748	636,439	598,413	804,856
Total debt to total capital	28.6%	37.1%	47.1%	59.6%
Return on shareholders' equity	9.7%	12.2%	10.2%	11.7%
Number of employees	6,092	6,208	6,769	6,929

(1)  In 1998, the Company reported a charge of $20,191,000 for restructuring certain operations in the United States and Europe.

       In 1999, the Company reported a charge of $16,872,000 for restructuring certain operations in the United States and Germany. The restructuring charge included $12,956,000 for termination benefits, $1,540,000 for plant rationalization costs, and $2,376,000 for losses on disposals of fixed assets.

       In 2001, the Company recorded a charge of $21,892,000 for restructuring operations in the Engineered Fabrics segment. The charge included $13,714,000 for termination benefits, $4,106,000 for plant rationalization costs, $6,465,000 for losses on disposal of fixed assets, and a reversal of previous restructuring accruals of $2,393,000.

       In 2003, the Company recorded a charge of $21,751,000 relating to the Company's cost reduction initiative. The charge included $12,990,000 in plant and equipment write-downs and $8,761,000 for termination and other restructuring costs.

1999	1998	1997	1996	1995	1994	1993

$778,366	$722,653	$710,079	$692,760	$652,645	$567,583	$546,120
458,930	417,375	404,982	399,311	379,696	338,991	345,468
76,987	70,608	99,619	96,785	88,827	62,821	40,051
25,552	19,310	15,467	15,833	20,009	16,820	16,115
51,916	51,704	79,631	80,940	69,842	41,677	24,566
22,325	20,163	31,055	31,570	27,208	17,921	9,679
29,591	31,541	48,576	49,370	42,634	23,756	14,887
30,222	31,772	49,059	48,306	43,011	23,882	15,003
—	—	—	—	—	—	—
30,222	31,772	49,059	48,306	43,011	23,882	15,003
1.00	1.02	1.52	1.51	1.36	0.76	0.54
0.99	1.01	1.50	1.50	1.29	0.76	0.53
30,340	31,073	32,312	31,907	31,737	31,476	28,035
34,953	38,825	50,804	53,473	41,921	36,322	30,940
—	3,140	12,921	12,159	11,708	10,488	9,361
—	0.105	0.42	0.40	0.3875	0.35	0.35
—	0.105	0.42	0.40	0.3875	0.35	0.35

$508,073	$409,713	$373,323	$384,627	$364,207	$319,947	$270,034
176,964	220,038	170,440	176,746	126,945	115,863	101,069
2.9	1.9	2.2	2.2	2.9	2.8	2.7
435,172	325,109	321,611	339,461	342,150	320,719	302,829
1,206,842	866,366	796,897	831,917	802,232	727,157	661,314
521,257	181,137	173,654	187,100	245,265	232,767	208,620
325,407	314,850	343,108	332,330	304,942	274,632	247,223
10.68	10.42	10.63	10.38	9.57	8.70	7.87
889,677	613,993	594,560	586,890	567,460	525,119	467,320
63.4%	48.7%	42.3%	43.4%	46.3%	47.7%	47.1%
9.3%	10.1%	14.3%	14.5%	14.1%	8.7%	6.1%
7,164	6,011	5,881	5,854	5,658	5,404	5,286

(2)  In 2001, the Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which resulted in a net of tax charge of $1,129,000 for the cumulative effect of a change in accounting principle.

       In 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets", which resulted in a charge of $5,837,000 for the cumulative effect of a change in accounting principle. There was no tax effect on this charge.

(3)  In 1996, the Company recorded a one-time, extraordinary, non-cash charge to income of $1,296,000, net of tax of $828,000, related to the redemption of 5.25% convertible subordinated debentures.

(4)  Includes shareholders' equity and debt.

QUARTERLY FINANCIAL DATA
(unaudited)

(in millions except per share amounts)	1st	2nd	3rd	4th

2003

Net sales	$210.4	$223.6	$208.8	$226.3
Gross profit	90.3	93.6	86.3	90.9
Net income before cumulative effect of a change in accounting principle	21.0	16.0	6.6	10.5
Net income	21.0	16.0	6.6	10.5
Income per share before cumulative effect of a change in accounting principle	0.65	0.49	0.20	0.32
Basic net income per share	0.65	0.49	0.20	0.32
Diluted income per share before cumulative effect of a change in accounting principle	0.64	0.48	0.19	0.31
Diluted income per share	0.64	0.48	0.19	0.31
Cash dividends per share	0.055	0.055	0.070	0.070
Class A Common Stock prices:
High	23.67	27.76	31.82	34.20
Low	20.30	22.00	26.62	29.46

2002

Net sales	$191.8	$203.9	$205.1	$215.2
Gross profit	80.5	86.4	84.7	88.7
Net income before cumulative effect of a change in accounting principle	8.9	13.9	14.2	17.8
Net income	3.0	13.9	14.2	17.8
Income per share before cumulative effect of a change in accounting principle	0.28	0.43	0.44	0.55
Basic net income per share	0.10	0.43	0.44	0.55
Diluted income per share before cumulative effect of a change in accounting principle	0.27	0.43	0.43	0.55
Diluted income per share	0.09	0.43	0.43	0.54
Cash dividends per share	0.050	0.050	0.050	0.055
Class A Common Stock prices:
High	30.10	29.88	26.11	21.60
Low	20.77	24.18	18.93	16.96

2001

Net sales	$208.5	$207.1	$202.7	$218.4
Gross profit	87.1	85.9	76.9	89.5
Net income before cumulative effect of a change in accounting principle	12.3	10.9	9.4	0.7
Net income	11.2	10.9	9.4	0.7
Income per share before cumulative effect of a change in accounting principle	.40	.35	.30	.02
Basic net income per share	.37	.35	.30	.02
Diluted income per share before cumulative effect of a change in accounting principle	.39	.35	.30	.02
Diluted income per share	.36	.35	.30	.02
Cash dividends per share	—	—	—	0.050
Class A Common Stock prices:
High	19.44	22.88	21.10	21.85
Low	12.94	17.58	14.55	14.79

      The Company's Class A Common Stock is traded principally on the New York Stock Exchange. At December 31, 2003, there were approximately 5,400 shareholders.

CORPORATE INFORMATION

Transfer Agent, Dividend Distribution Agent, and Registrar

For assistance with shareholder account questions such as change of address, lost certificates, change of ownership, dividend reinvestment plan, and other similar matters, contact:

For Mail:

Shareholder Communications Team
Computershare Investor Services LLC
Post Office Box A-3504
Chicago, Illinois 60690-3504
Telephone: (312) 360-5395
Fax: (312) 601-4332
Email: web.queries@computershare.com

For Other Deliveries:

Shareholder Communications Team
Computershare Investor Services LLC
Two North LaSalle St., Mezzanine Level
Chicago, Illinois 60602-3702

On the Web:

Shareholders can access account information and shareholder services online at www.computershare.com/contact_us.

Notice of Annual Meeting

The Annual Meeting of the Company's shareholders will be held on Thursday, May 6, 2004, at 10:00 a.m. at Albany International North American Press Fabrics, Route 4, East Greenbush, New York.

Stock Listing

Albany International is listed on the New York Stock Exchange, Pacific Stock Exchange, and Frankfurt Stock Exchange (Symbol AIN). Stock tables in newspapers and financial publications list Albany International as "AlbanyInt."

Form 10-K and Other Information

The Company's current reports on Form 8-K, quarterly reports on Form 10-Q, and annual reports on Form 10-K are electronically filed with the Securities and Exchange Commission (SEC), and all such reports, and amendments to such reports, filed subsequent to November 15, 2002, have been and will be made available, free of charge, through the Company's website
(http://www.albint.com) as soon as reasonably practicable after such filing. Such reports will remain available on the Company's website for at least twelve months. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington, D.C. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company's Corporate Governance Guidelines, the Company's Business Ethics Policy and the Company's Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller, and the charters of the Audit, Compensation and Governance Committees of the Company's Board of Directors are available at the Corporate Governance section of the Company's website (www.albint.com). Stockholders may obtain a copy of any of these documents, without charge, from the Company's Investor Relations Department. The Company's Investor Relations Department may be contacted at:

Investor Relations Department
Albany International Corp.
Post Office Box 1907
Albany, New York 12201-1907
Telephone: (518) 445-2284
Fax: (518) 447-6343
E-mail: investor_relations@albint.com

Equal Employment Opportunity

Albany International, as a matter of policy, does not discriminate against any employee or applicant for employment because of race, color, religion, sex, national origin, age, physical or mental disability, or status as a disabled or Vietnam-era veteran. This policy of nondiscrimination is applicable to matters of hiring, upgrading, promotions, transfers, layoffs, terminations, rates of pay, selection for training, recruitment, and recruitment advertising. The Company maintains affirmative action programs to implement its EEO policy.

DIRECTORS AND OFFICERS

Directors

Thomas R. Beecher, Jr.2,3
 Lead Director
President, Ballynoe Inc.

Charles B. Buchanan2
 Retired Vice President and Secretary
Albany International Corp.

Erland E. Kailbourne1,3
 Retired Chairman and Chief Executive Officer
Fleet National Bank (New York Region)

Francis L. McKone2
 Retired Chairman and Chief Executive Officer
Albany International Corp.

Dr. Joseph G. Morone1,3
 President, Bentley College

Frank R. Schmeler
 Chairman of the Board and Chief Executive Officer
Albany International Corp.

Christine L. Standish2

G. Allan Stenshamn2
 Partner, Allan Stenshamn Advokatbyrå

Barbara P. Wright1
 Partner, Finch, Montgomery, Wright & Emmer

John C. Standish3
 Director, North American Dryer Manufacturing
Albany International Corp.

James L. Ferris, Ph.D.1
 Former President and Chief Executive Officer
The Institute of Paper Science and Technology

Hugh J. Murphy1
 President, H.J. Murphy Associates, Incorporated

1Member, Audit Committee
2Member, Compensation Committee
3Member, Governance Committee

Officers

Frank R. Schmeler
 Chairman of the Board and Chief Executive Officer

Edward Walther
 Group Vice President–North America

Michel J. Bacon
 Group Vice President–Europe

William M. McCarthy
 Group Vice President–Technology and the Pacific Region

Michael C. Nahl
 Senior Vice President and Chief Financial Officer

Frank Kolf
 Senior Vice President–Administration and Development

Dieter Polt
 Senior Vice President–Industrial Products

Thomas H. Hagoort
 Senior Vice President–Legal Affairs and Secretary

Richard A. Carlstrom
 Vice President–Controller

Thomas H. Curry
 Vice President–North American Sales and Marketing

David C. Michaels
 Vice President–Treasury and Tax

Kenneth C. Pulver
 Vice President–Corporate Communications

Charles J. Silva, Jr.
 Vice President–General Counsel